FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	CEMIG’s 2012 Results

2.	Notice to Stockholders: Dividends, Capital Increase and Stock Dividend, dated April 30, 2013

3.	Market Announcement dated April 30, 2013: Filing of the Form 20-F for the fiscal year ended December 31, 2012 with the United States Securities and Exchange

4.	Minutes of the Annual General Meeting and Extraordinary General Meeting of Stockholders held concurrently on April 30, 2013

5.	Summary of Decisions of the 566th Meeting of the Board of Directors held on May 9, 2013

6.	Earnings Release of First Quarter 2013

7.	Summary of Decisions of the 567th Meeting of the Board of Directors held on May 16, 2013

8.	Market Announcement: Presentation of First Quarter 2013 Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS
GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: May 21, 2013

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1. CEMIG’s 2012 Results

4

REPORT OF MANAGEMENT FOR 2012

Dear Stockholders,

Companhia Energética de Minas Gerais — Cemig (“Cemig” or “the Company”) submits for your consideration the Report of Management, the Financial Statements, and the Opinions of the Audit Board and its external auditors on the business year ended December 31, 2012.

MESSAGE FROM MANAGEMENT

This has been a year of great changes, complexity and challenges.

Once again, we would like to express our confidence in the Executive Board’s ability to deliver on the commitments which it has made to the shareholders of the company to generate value and growth.

This year, we received clear evidence of the correctness of our decisions, which were reflected not only in the results for the financial year but also in various statements by shareholders and investors when we raised funds, with their full support, and in statements at events in which we took part.

We are confident that our strategic vision of how we should manage the various projects which we are pursuing, based on the principles of sustainability and social responsibility, will deliver an adequate and attractive return on investment to our shareholders.

Our strategy of seeking operational efficiency and the discipline of investing in assets which add value has certainly made a significant contribution to growth, by virtue of the expansion of the various companies in the share capital and management of which we hold significant stakes.

Through its subsidiaries and associated companies, Cemig currently serves over 11 million consumers, with a focus on improving the quality of the services which it provides, having invested R$ 2.5 billion in the distribution sector alone, representing one of the largest investments in distribution in Brazil — a clear demonstration of its commitment to the community in which it operates.

The number of consumers that Cemig has recently connected to electricity supply for the first time — over 200,000 — has exceeded expectations; and the quality of service we provide has once again been recognized in a survey carried out by the regulator, Aneel (Agência Nacional de Energia Elétrica), which placed Cemig D among the best companies with over 400,000 consumers in Brazil’s Southeast region.

Our net profit for 2012 of R$ 4.3 billion, or R$ 5.37 per share, is significant on account of its size, translating into a price-earnings ratio of 4x. The 2012 net profit is nearly 80% higher than our net profit for 2011.

The greatest impact came from the advance settlement of the agreement for the assignment of credits from the Earnings Compensation (CRC) Account. Our majority shareholder, the State Government of Minas Gerais, decided to make early payment for this agreement, generating a financial gain of more than R$ 2 billion.

The offer of shares in Taesa was a highlight of the year. It received enormous response from investors, generating a significant gain for Taesa that was reflected positively in our results, with a gain of R$ 259 million for Cemig GT. This successful offer, executed under market conditions considered to be unfavorable, was a clear demonstration of investor confidence in our strategies. Taesa has become Cemig’s preferred vehicle for investment in electricity transmission.

Once again, the Brazilian capital markets demonstrated their capacity to provide significant volumes of funding for our activities, amounting to over R$ 7 billion raised by the various companies of the Cemig Group.

Another important development in the year was the Brazilian government’s issuance, on September 11, 2012, of Provisional Measure 579, dealing with renewal of those concessions which had expiry dates, under existing contracts, in the years 2015 through 2017.

The federal government proposed bringing forward the expiry of these concessions to January 2013, and imposed a timetable for decisions on adhesion to this proposal, expiring on December 4, 2012. Most of the companies involved regarded the deadline as very short. The new legislation also altered the nature of the regime of concession agreements: under the new system concession holders acquired the condition of providers of maintenance and operating services, in contrast to the current agreements, which, in addition to those services, include the sale of the products of the assets. By way of compensation, the federal government would reimburse concession holders whose assets had not yet been depreciated, at replacement value. The objective of the proposal was to transfer the products of the assets to the operators of distribution concessions at operating and maintenance cost, aiming to achieve a significant reduction in the final tariff to consumers, with the additional benefit of controlling inflation.

Convinced of the benefits to its consumers, Cemig decided to accept the new concession agreements for public electricity transmission and distribution service, believing that by so doing, it would also protect the interests of its shareholders. The reimbursement for the residual value of the transmission assets, despite the fact that not all of the criteria for its calculation had been defined, reached a minimum level that we considered fair for the investments already made.

In relation to generation assets, on the other hand, we took the view that for those concessions that are subject to a second renewal, the proposal for providing services of operating and maintenance did not offer the minimum conditions for the providing a quality service, corresponding to the responsibility of providing it. For the concessions that are still yet subject to a first renewal, we understand that our agreement guarantees a renewal for an additional twenty years, and hence, on the basis of the benefit provided to shareholders and customers, we should not adhere to the new proposals.

Thus, for the former group of generating plants, we decided not to accept the proposals; and for the latter, we decided to proceed in accordance with the terms of the contract, requesting renewal in accordance with the expiry dates of each one. We expect that our rights will be respected and that we will be able to continue to provide a quality service to our customers.

We are facing challenges over the next year, but are confident that our strategic vision will lead to the most beneficial actions for our shareholders and customers.

We would like to thank our employees for their strong support for our initiatives to improve operations and introduce new technologies. Our staff is among the most active in the electricity sector and is responsible for the excellent reputation which we enjoy for efficiency and technical skill.

We would re-emphasize that we have only succeeded in achieving these results because of the support of all of our shareholders, and in particular our majority shareholder, represented by the Governor Antonio Anastasia of Minas Gerais State, whom we would like to thank for his unquestioning confidence, demonstrated throughout the year.

BRIEF HISTORY OF THE COMPANY

Cemig is a company with mixed public- and private-sector ownership, controlled by the government of the Brazilian state of Minas Gerais. Its shares are traded on the exchanges of São Paulo, New York and Madrid (Latibex). Its market valuation at the end of 2012 was approximately R$ 19 billion.

Cemig’s shares have been in the Dow Jones Sustainability World Index for 13 years. In 2012 it was the only company in the sector in Latin America chosen for the DJSI World, reflecting its sustainable management practices, and it continues to be the only company in the electricity sector in Latin America that has been a part of this select group of companies since the DJSI was created in 1999.

In January 2013, Cemig was elected the world’s 43rd most sustainable company, in the ninth Annual Global 100 ranking, published by the Canadian magazine Corporate Knights. In the utilities sector — electricity, gas and water services — Cemig was considered to be the world’s fourth most sustainable company.

The Cemig Group comprises 116 companies, and 16 consortia. It is controlled by a holding company, with assets and businesses in 23 of Brazil’s states, the Brazilian federal district, and Chile. Cemig also operates in data transmission, through Cemig Telecom, and in the provision of energy solutions, through Efficientia.

Our mission, vision, and values

Cemig’s Mission:

“To operate in the energy sector with

profitability, quality and social responsibility.”

Cemig’s Vision:

“To consolidate Cemig’s position, over the course of this decade, as the largest group in the Brazilian electricity sector by market value,

with a presence in the natural gas market, and as a global leader in sustainability,

admired by its clients and recognized for its solidity and performance”.

Cemig’s Values:

Integrity, ethics, wealth, social responsibility,

enthusiasm for the work, and entrepreneurial spirit”.

Geographical coverage

As the map below shows, Cemig operates in many regions of Brazil, with activity most highly concentrated in the country’s Southeast. It also shows Cemig’s first operation outside Brazil: the Charrúa—Nueva Temuco transmission line, in Chile, which began to operate in 2010.

Cemig: Brazil’s largest integrated electricity company

The CEMIG brand

In 2011, the valuation attributed to the Cemig brand increased by 9.6%. The increase was in particular due to the company’s improved financial performance.

Cemig’s Brand and Image Committee

The results of surveys assessing the company’s brand and reputation underline the need, perceived in previous surveys, for Cemig to continue working on essential questions related to these two aspects.

Cemig has a Brand and Reputation Committee, which analyses actions to be put in place for improvement of the company’s performance in relation to these intangible assets. Among the products created by the committee in 2012 is the Cemig Brand and Reputation Platform, a system aiming to ensure a coherent and consistent positioning whenever the company presents itself to its internal or external publics. The underlying document of the Cemig Brand and Reputation Platform is a strategic benchmark for the whole of Cemig.

Another document created by the committee gives the Cemig Group’s guidelines for management of the brand, image and reputation. It highlights the risks and opportunities, the committee’s recommendations, and the issues relating to the Company’s points of contact with its publics. The objective is that internal initiatives should work in favor of aligning the various companies in the Group, helping to strengthen its brand and reputation, optimize a positive view of the company by the public, and ensure a strong degree of public confidence in the Company at moments of crisis — these factors form the basis for the recommended suggestions.

OUR BUSINESSES

Profit generated by the activity in 2012

R$ million

The financial revenue and profit resulting from the early settlement of the CRC contract is recognized in the Others component. For further information see note 12 to the consolidated financial statements.

Hydroelectric generation

Through its subsidiaries and jointly-controlled subsidiaries, Cemig has 70 plants in operation: 63 hydroelectric plants, 3 thermal generation plants and 4 wind farms. With their aggregate installed capacity of 7,032 MW, this group of plants makes Cemig Brazil’s third largest electricity generation group.

Plant	Generating capacity (MW)	Actual output (MW)
São Simão	1,710	1,281
Emborcação	1,192	497
Nova Ponte	510	276
Jaguara	424	336
Miranda	408	202
Três Marias	396	239
Volta Grande	380	229
Irapé	360	206
Aimorés	330	172
Others	752	482
Generation by Light	282	210
Wind power	104	42
Thermal plants	184	123
Total	7,032	4,295

In line with Cemig’s growth strategy, its total installed generation capacity has grown constantly over the last five years.

The company has generation projects in progress, among which we highlight:

Plant	Installed capacity (MW)	Cemig stake, %	Full operational start date
Santo Antônio	3,150	10.0%	2016
Belo Monte	11,233	7.28%	2018

Wind generation

Cemig was a pioneer in Brazilian wind power: its first wind plant, the Morro do Camelinho plant, was connected to the national grid in 1992. Brazil has theoretical total wind power generation potential of 143.5 GW. This is more than the country’s current total installed generation capacity, of 107 GW.

In 2011 Cemig became a member of the stockholding group controlling Renova Energia, through its interest in Light. Renova is the owner of the largest wind power complex in Latin America, located in the central region of the state of Bahia.

In 2012 Renova received a strategic stockholder into its stockholding base, BNDESPar — the investment arm of the Brazilian Development Bank (BNDES) — which invested R$ 260.7 million, and now holds 12.1% of the share capital. With the entry of BNDES as a stockholder, Renova has even further strengthened its position in the renewable electricity generation sector, with alliance to one of Brazil’s principal financial institutions, and the benefit of all that institution’s expertise in infrastructure projects and its dedication to the development of renewable energy sources.

Cemig also has a 49% interest in three major wind farms that are already in operation, with total generation capacity of approximately 100 MW.

Transmission

Through its subsidiary and affiliate companies operating in electricity transmission, Cemig operates a transmission network which had a total length of 9,413km in 2012 (8,794km in 2011). It is Brazil’s third largest transmission group, present in 13 states of Brazil, and in Chile.

The chart below shows the growth of Cemig’s transmission lines over the past five years.

Distribution

Cemig is Brazil’s largest electricity distribution group, with leading positions in the States of Minas Gerais and Rio de Janeiro through Cemig D (Cemig Distribuição) and Light, serving more than 10 million consumers.

Cemig D

Cemig Distribuição (“Cemig D”) is the largest distribution company in Latin America, with 510,744km of distribution networks (108,400km in urban areas and 384,750km of rural networks), and also 17,594km of high- and medium-voltage sub-transmission lines. It serves 7.5 million consumers.

Cemig D has one of the highest indices of service to consumers benefited by the Brazilian Social Tariff. Of the total of residential consumers invoiced in 2012, 12.0% were classified as low-income, a total of approximately 898,000 consumers.

The chart below shows the growth of Cemig D’s sub-transmission and distribution lines over the past five years.

Light

The corporate objects of the jointly-controlled subsidiary Light are: directly or indirectly, to operate electricity services, including generation, transmission, trading or distribution, and other related services; and to hold direct or indirect interests in other companies. Light serves more than 4 million consumers in 31 municipalities of the State of Rio de Janeiro.

Electricity sales and trading

The companies of the Cemig Group are the leaders in serving Brazil’s electricity Free Market. It has expanded its area of operation to other states of Brazil, and is consolidating its position with the addition of new clients in the states in which it already operates, led by Minas Gerais, São Paulo and Bahia.

In serving large free clients as final consumers, Cemig has a leadership position arising from a volume of sales equivalent to twice the volume sold by its closest competitor.

In service to ‘special clients’, Cemig’s position has expanded each year, with major growth over the period from 2008 to 2012.

The ‘special client’ sector in Brazil’s electricity trading chamber (CCCE)

and in Cemig (average MW)

FINANCIAL RESULTS OF OUR BUSINESSES

Performance in 2012

Cemig reports an increase in profit, led by growth in revenue.

Net profit, R$ billion	Revenue, R$ billion

Net profit

Cemig reported net profit of R$ 4.272 billion in 2012, 76.89% more than its 2011 net profit of R$ 2.415 billion.

Operational revenue

This is the breakdown of operational revenues:

R$ mn	2012	2011	Change, %
Revenue from supply of electricity	18,614	16,568	12.35
Revenue from use of the electricity distribution systems (TUSD)	2,215	1,978	11.98
Transmission revenue
Transmission concession revenue	1,675	1,407	19.05
Transmission construction revenue	160	120	33.33
Transmission indemnity revenue	192	—	—
Distribution construction revenue	1,446	1,413	2.34
Gas construction revenue	25	7	257.14
Transactions in electricity on the CCEE	427	269	58.74
Other operational revenues	1,324	984	34.55
Sector / regulatory charges: deducted from operational revenue	(7,618)	(6,997)	8.88
Net operational revenue	18,460	15,749	17.21

Revenue from supply of electricity

Revenue from total supply of electricity in 2012 was R$ 18.614 billion, compared to R$ 16.568 billion in 2011 — an increase of 12.35%.

Final consumers

Revenue from sales of electricity to final consumers (excluding Cemig’s own consumption) was R$ 16.671 billion in 2012, 11.47% more than in 2011 (R$ 14.955 billion).  The main factors in this result are:

•                  Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 4.49% higher.

•                  Increase in consumer tariffs for Cemig D, with average impact for captive consumers of 7.24%, from April 8, 2011 (full effect in 2012).

•                  Tariff increase for Light, with average effect on consumer tariffs of 7.8%, from November 7, 2011 (full effect in 2012).

•                  Tariff increase for Cemig D with average effect on consumer tariffs of 3.85%, effective April 8, 2012.

•                  Price adjustments in contracts for sale of electricity to free consumers, most of which are indexed to the IGP—M inflation index.

Evolution of the market

•                  The figures for Cemig’s market can be summarized as:

•                  Sales of electricity to both captive and free consumers,

•                  — in the concession area of Minas Gerais, and outside that state;

•                  sales of electricity to other agents of the sector in the Free and Regulated Markets;

•                  sales under the Proinfa Program to Encourage Alternative Electricity Sources; and

•                  sales on the CCEE (the wholesale market);

•                  — with elimination of transactions between companies of the Cemig group.

The table below shows Cemig’s market in detail, comparing the transactions in 2012 with those of 2011.

	MWh ( * )
	2012	2011
Residential	11,518,441	10,742,297
Industrial	25,969,189	26,028,775
Commercial, Services and Others	7,949,909	6,984,941
Rural	2,874,259	2,646,475
Public authorities	1,343,999	1,191,280
Public illumination	1,463,813	1,371,091
Public service	1,549,311	1,439,200
Subtotal	52,668,921	50,404,059
Own consumption	62,133	57,098
	52,731,054	50,461,157
Wholesale supply to other concession holders (**)	13,867,837	14,457,890
Sales under the Proinfa program	126,900	120,827
Total	66,725,791	65,039,874

( * )               The MWh column includes a percentage of the total electricity sold by Light equivalent to Cemig’s stockholding. (Data not reviewed by external auditors.)

( ** )        Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

The total of electricity sold by Cemig in 2012 was 2.59% greater than in 2011.

The volume of electricity sold to final consumers was 4.49% higher, due to the expansion of the internal and external market, in spite of the relative slowdown in growth of Brazilian economic activity in 2012.

The following are descriptions of the performance of the main electricity consumer categories:

Residential: Residential consumption was 7.23% higher than in 2011. The growth in consumption by this consumer group mainly reflects connection of new consumers, and increased private consumption of goods and services.

Industrial: Consumption by captive and free clients was 0.23% lower in 2012, basically reflecting reduction in the level of economic activity in the year, the sectors most affected being steel, chemicals and ferro-alloys.

Commercial: Electricity transacted with captive and free clients in the concession area in Minas Gerais and outside the state was 13.81% higher, associated with the strong level of domestic demand, with high growth in retailing, communications services and food.

Rural: Rural consumption grew by 8.61%. This is related to first-time connection of rural properties, and the increase in demand for electricity for irrigation, related to the atypical climatic conditions in 2012.

Other user categories: The total of consumption by the other consumption categories — public authorities, public illumination, public services, and Cemig’s own consumption — was 8.87% higher in 2012.

Revenue from wholesale electricity sales

The volume of electricity sold to other agents of the electricity sector was 4.08% lower in 2012. The reduction in sales to other agents arises from the Company’s commercial strategy, which gave priority to serving final users (Free Consumers and consumers of incentive-bearing electricity supply) and participation in the wholesale markets — subject to the existence of the group’s own available energy, addition of value and minimization of risks.

Although the volume of electricity sold to other concession holders was 4.08% lower, revenue from these sales was 20.67% higher, at R$ 1.903 billion in 2012 (vs. R$ 1.577 billion in 2011) due to the average sale price being 25.80% higher — at R$ 137.23/MWh in 2012, compared to R$ 109.08/MWh in 2011.

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 11.98% higher, at R$ 2.215 billion, in 2012, than in 2011 (R$ 1.978 billion). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Transmission Concession Revenue and Indemnity Revenue

Revenue from the Transmission Concession in 2012 was R$ 1.675 billion, vs. R$ 1.407 billion in 2011, an increase of 19.05%. This variation mainly reflects the increase in the Company’s transmission assets arising from the new acquisitions made in the second half of 2011 — principally of Abengoa, acquired through Cemig’s jointly-controlled subsidiary Taesa. The transmission revenue added by Taesa, in proportion to Cemig’s stake, was R$ 696 million in 2012, compared to R$ 564 million in 2011.

In 2012 the Company posted an estimated gain reflecting the indemillionity of the transmission assets which were included in the criteria of Provisional Measure 579, in the amount of R$ 192 million. For more details, please see Explanatory Note 4.

Other operational revenues

The Company’s other operational revenues are:

	Consolidated
	2012 R$ million	2011 R$ million
Supply of gas	755	579
Charged service	18	14
Telecoms service	162	158
Services rendered	117	98
Subsidies (*)	176	56
Rental and leasing	86	77
Others	10	2
	1,324	984

Sector / regulatory charges: deducted from operational revenue

The sector charges that result in deductions from operational revenue in 2012 totaled R$ 7.618 billion, compared to R$ 6.997 billion in 2011, an increase of 8.88%. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

Expenses on the CCC in 2012 were R$ 565 million, 21.31% less than their total of R$ 718 million in 2011. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services, the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás. The variation in this cost is primarily due to reduction in the unit cost of the CCC, which is defined by an Aneel Resolution.

CDE — Energy Development Account

Expenses on the CDE in 2012 were R$ 616 million, 19.38% more than their total of R$ 516 million in 2011. These payments are specified by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company merely charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of the taxes applicable to revenues, please see Explanatory Note 24 to the consolidated financial statements.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 14.639 billion in 2012, 27.91% more than in 2011 (R$ 11.445 billion). See the principal expenses and costs in Explanatory Note 25 to the consolidated financial statements.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2012 was R$ 5.951 billion, 39.11% higher than the figure of R$ 4.278 billion for 2011. This primarily reflects:

•                  Financial exposure to the spot market 164.09% higher in 2012, at R$ 890million, than in 2011 (R$ 337million), due to the increase in the average spot price (PLD) between the two periods, in the principal exposure sub-markets, the Southeast and Center-West: this average price was R$ 29.42/MWh in 2011 — while for 2012 it had increased to R$ 166.69/MWh.

•                  Purchases of electricity in the Regulated Market 42.80% higher, at R$ 2.806billion in 2012, compared to R$ 1.965billion in 2011. This increase substantially arises from connection of thermal plants in 2012, with a higher cost, and the transfer of this increase in cost to the distributors.

•                  Cemig D’s expense on electricity from Itaipu was 16.29% higher. This supply is indexed to the dollar, and totaled R$ 885 million in 2012, compared to R$ 761 million in 2011 — mainly reflecting depreciation of the Real against the dollar in 2012, whereas in 2011 the Real appreciated against the dollar. The average value of the dollar applied to invoices in 2012 was R$ 1.974, 17.78% higher than the value of R$ 1.676 applied in 2011.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Charges for the use of the Transmission Grid

The expense on charges for use of the transmission network in 2012 was R$ 1.011 million, vs. R$ 830 million in 2011, an increase of 21.81%. This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid.

This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

The expense on depreciation and amortization was 1.83% higher in 2012, at R$ 1.001 billion, than in 2011 (R$ 983 million). This basically reflects increase in the assets of the concession due to the program of investments, mainly in distribution, offsetting the effect of the reduction in the rate of depreciation and amortization applied as from 2012 due to the revision of the figures for useful life.

Employee post-retirement liabilities

The expense on post-employment obligations in 2012 was R$ 134 million, compared to R$ 124 million in 2011, an increase of 8.06%. This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.

Personnel

Total personnel expenses in 2012 were R$ 1.361 billion, 8.97% more than in 2011 (R$ 1.249 billion). This principally reflects the salary increases in November 2011 and 2012, averaging 8.20% and 4.5% respectively, partly offset by the reduction of 3.84% in the number of employees.

Operational provisions

Operational provisions in 2012 totaled R$ 782 million, 203.10% more than in 2011 (R$ 258 million). This mainly reflects the following:

•                  A provision for doubtful receivables of R$ 159 million by Cemig D in 2012, reflecting non-expectation of receipt of the ICMS tax on Charges for Use of the Distribution System (TUSD).

•                  A provision of R$ 403 million for the Settlement Agreement between Cemig and the federal government in relation to the now-extinct CRC Account — this settlement was an operational condition for the early settlement of the CRC Contract by the government of Minas Gerais State.

For more information please see Explanatory Note 25 to the consolidated financial statements.

Gas bought for resale

Expenses on gas bought for resale in 2012 were R$ 495 million, 50.46% more than their total of R$ 329 million in 2011. This primarily reflects the increase in the volume purchased, to supply the higher volume of gas sold by Gasmig in 2012, due to increased industrial activity of clients in the “Steel Valley” (Vale do Aço) and the South of Minas (Sul de Minas) regions — as Gasmig has expanded supply to that region.

Outsourced services

The expense on outsourced services in 2012 was R$ 1.127 billion, compared to R$ 1.031 billion in 2011, an increase of 9.31%. The main variations arise from higher volume of services for communications, maintenance, and conservation and cleaning.

A detailed breakdown of outsourced services is given in Explanatory Note 25 to the consolidated financial statements.

Net financial revenue (expenses)

The company had net financial revenue of R$ 1.252 billion in 2012, compared to net financial expenses of R$ 970 million in 2011. The main factors in this result are:

•                  Revenue from cash investments 27.80% lower, due to a lower volume of cash invested in 2012.

•                  Revenue from monetary updating on the CRC Contract of R$ 2.383 billion, arising from its early settlement, as per fuller details given in Explanatory Note 12.

•                  Revenue from late payment charges on electricity bills 18.54% higher, at R$ 179 million in 2012, compared to R$ 151 million in 2011, resulting from improvement of the process of collection and negotiation of these debits.

•                  Increase in revenue arising from foreign exchange variations: R$ 44 million in 2012 compared to R$ 20 million in 2011, due mainly to the results of cash investments in foreign currency by Taesa.

•                  Increase in foreign exchange variation expense: This expense totaled R$ 82 million in 2012, compared to R$ 40 million in 2011, mainly due to FX variations on loan contracts expressed in US dollars assumed by Taesa as a result of the acquisition of Abengoa.

For a breakdown of financial revenues and expenses, please see Explanatory Note 26 to the consolidated financial statements.

Income tax and Social Contribution tax

In 2012, Cemig’s expenses on income tax and the Social Contribution tax totaled R$ 1,063 million, on pre-tax profit of R$ 5,335 million, a percentage of 19.93%. In 2011,

Cemig’s expense on income tax and the Social Contribution totaled R$ 918 million, on profit of R$ 3,333 million before tax, a percentage of 27.54%. These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the consolidated financial statements for 2011.

Ebitda

Ebitda — R$ million	2012	2011	Change, %
Net profit for the year	4,272	2,415	76,89
+ Provision for income tax and Social Contribution tax	1,063	918	15,80
+ Financial revenue (expenses)	(1,252)	970	—
+ Amortization and depreciation	1,001	983	1,83
= Ebitda	5,084	5,286	(3,82)

Ebitda is a non-accounting measurement prepared by the Company, derived from its financial statements and obeying CVM Circular Letter SNC/SEP No. 01/2007 and CVM Instruction 527 of October 4, 2012.  It consists of: net profit, adjusted for the effects of net financial revenue, depreciation and amortization, and income tax and the Social Contribution tax. Ebitda is not a measure recognized under Brazilian GAAP, nor by IFRS.  It does not have a standard meaning; and it may be non-comparable to measurements with similar titles provided by other companies. The Company publishes Ebitda because it uses it to measure its own performance.  Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, or to measure liquidity or the capacity to pay debt.

The lower Ebitda in 2012 than 2011 mainly reflects increased costs of electricity bought by the distribution subsidiaries; this increased expenditure, however, will be received in the next tariff increases of these companies.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the construction of new generation facilities, and expansion and modernization of the existing generation, transmission and distribution facilities.

Our demands for liquidity are also related to our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing. We believe that our present cash reserves, generated by operations and expected funds from financings, will be sufficient to meet our liquidity needs over the next 12 months.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2012 totaled R$ 2.486 billion, compared to R$ 2.862 billion on December 31, 2011. On December 31, 2012 neither our cash position nor our cash equivalents were maintained in any other currencies than the Real. Below we summarize the main factors in this reduction.

Cash flow from operational activities

Cemig’s totals of Net cash generated by operational activities in 2012 and 2011 were, respectively, R$ 3.114 billion and R$ 3.898 billion. The lower total of cash generated by operations in 2012 than 2011 mainly reflects higher outflow of cash in payment of bought electricity.

Cash flows in investment activities

Net cash used in investment activities in 2012 and 2011 was, respectively, R$ 2.100 billion and R$ 4.017 billion. The lower amount consumed in investment activities in 2012 than 2011 is mainly due to the net cash received from the early settlement of the CRC account, of R$ 1.901 billion, and the dilution of a jointly-controlled subsidiary, in the amount of R$ 645 million.

Cash flows in financing activities

Cash flow consumed by financing activities in 2012 totaled R$ 1.391 billion, comprising amortization of financings totaling R$ 6.838 billion, payments of R$ 1.748 billion in dividends and Interest on Equity, and R$ 7.195 billion in financings received.

Cash flow consumed by financing activities in 2011 totaled R$ 1 million, comprising amortizations of financings totaling R$ 2.218 billion, payments of R$ 2.036 billion in dividends and Interest on Equity, and R$ 4.255 billion in financings received.

Funding and debt management

The Company maintains its commitment to ensure that its credit quality is preserved at satisfactory levels that denote “investment grade”, that is to say investment of low risk, to enable it to benefit from financial costs that are compatible with the profitability of the business, and to demonstrate that the process of expansion of Cemig’s activities has taken place — and will take place in the future — in a sustainable manner.

At the end of the year, Cemig contracted a short term loan in the amount of R$ 1.088 billion for redemption of its fourth issue of promissory notes.

In 2012, Cemig D (Cemig Distribution) raised R$ 1.470 billion, as follows: R$ 200 million through a Bank Credit Note with Banco do Brasil for refinancing of existing debt; R$ 1.240 billion through two issues of commercial promissory notes to finance investments, pay debt and replenish working capital; and R$ 34 million in financings from Eletrobras for the Reluz, Cresce Minas and Luz para Todos Programs. Also, the Company received R$ 175 million from the CDE (Energy Development Fund) and from the State of Minas Gerais, on a sinking-fund basis, for the Light for Everyone Program; and the economic subsidy/support related to the tariff policy applicable to low-income consumers with the funds of Codemig for the Administrative Center.

Cemig GT extended the maturity of part of its debt through renewal of lending transactions with Banco do Brasil, as follows:

i)                 transactions contracted in 2006 with final maturity after 2012: extension of the 2012 maturity portion to 2013, in the global amount of R$ 300 million, the other maturities being unchanged, for financial cost of 104.1% of the CDI rate;

ii)              transactions with final maturity in 2012, in the total amount of R$ 442 million, extending the maturity of the last installment by five years, with payments in 2015, 2016 and 2017: the cost of this debt is 108% of the CDI, from the date of signature of the amendments to the contracts. In both transactions Cemig, the holding company, remained as guarantor, and Cemig D and GT maintained the option to pre-pay the debt without additional cost.

In March 2012, Cemig GT (Generation and Transmission) completed its 3rd debenture issue — a total of 1,350,000 non-convertible, unsecured debentures in 3 series, each with nominal unit value of R$ 1,000.00 (one thousand Reais) on the issue date (February 15, 2012), for a total of R$ 1.35 billion. Net proceeds from the issue were used for 100% redemption of the commercial Promissory Notes of the Company’s fourth issue, placed on January 13, 2012, for their total nominal value of R$ 1,000,000, plus remuneratory interest, and to strengthen the Company’s working capital.

480,000 debentures were issued in the first series, 200,000 in the second series and 670,000 in the third series, with respective maturities of 5, 7 and 10 years from the issue date.

The debentures of the first series carry remuneratory interest at the rate of CDI + 0.90% p.a., and the debentures of the second and third series will have their nominal unit value adjusted by the IPCA index (published by the IBGE) plus remuneratory interest of 6.00% p.a. and 6.20% p.a., respectively. This third public issue of non-convertible debentures has the surety guarantee of the parent company, Cemig, and was the first debenture issue to be held in the ambit of the Fixed Income Novo Mercado, regulated by Anbima, the Brazilian Association of Financial and Capital Market Entities. This “New Market” (Novo Mercado) is the result of a joint effort, implemented by the CVM, the Central Bank, the Brazilian Development Bank (BNDES), the finance ministry and by companies, to foster a more liquid trading environment in the secondary market, able to expand the base of investors (including foreign investors) and, more importantly, to achieve longer-term transactions linked to price indices, compatible with the investments in infrastructure that are necessary for the growth of the country, creating financing alternatives complementary to those of the BNDES.

Cemig: main indexors of debt on December 31, 2012

The composition of Cemig’s debt is a reflection of the sources of financing that are available to the Company (bank lending used for rollover of debt, and issuance of debentures and promissory notes, a significant proportion of them tied to local Brazilian interest rates), and also of its intention to avoid exposure to foreign currency (currently at 3%). The concentration (47%) of the debt in the CDI rate contributed, for a time, to reduction of the cost of debt, with the recent downward path of Brazilian interest rates. The average cost of Cemig’s debt in real terms, in current currency, is 5.03% p.a.

Cemig manages its debt with focus on lengthening of maturities, limitation of indebtedness to the levels laid down in the by-laws, reduction of the cost of debt, and preservation of the company’s payment capacity, without pressures on cash flow that could indicate a refinancing risk.

At December 31, 2012 the amortization timetable of the Company’s debt was satisfactorily spread out over the years, with an average tenor of 3.9 years, although there is a concentration of debt maturing in 2013, as shown in the chart below, which has been partially refinanced in March 2013, through an issue of debentures by Cemig D (Cemig Distribuição).

This chart shows the debt amortization timetable:

Cemig: debt amortization timetable

at December 2012 (R$ million)

The credit ratings of Cemig and its principal subsidiaries were not changed over 2012, even in the context of the Company’s expansion through projects or acquisitions — reflecting, as the principal rating agencies state, a positive perception of healthy profitability and strong cash flow, assured by solid credit indicators and an appropriate liquidity profile.

New issue of shares by Taesa

In a public share offering on July 19, 2012 Taesa issued 24 million “Units”, at R$ 65 per Unit. Each Unit in this transaction comprises one common share and two preferred shares, all nominal, of the book-entry type and without par value. On August 20, 2012, the supplementary lot of the public share offering, of three million Units, was exercised in its entirety, resulting in a total of 27 million Units under the public share offering.

The share capital of Taesa was increased, within the limit of its authorized capital, in the amount of R$ 1.755 billion, by issuance of 81 million new shares: 27 million common and 54 million preferred. Following the capital increase, Taesa’s share capital is R$ 3,028,652,000 (R$ 3,067,535,000 less the cost of the issue, R$ 38,883,000).

This issue of shares reduced Cemig GT’s percentage equity interest in the total capital of Taesa from 56.69% to 43.36%. To record this difference between book value and the issue value, Cemig GT reported a gain, of R$ 259,325, in its profit and loss account.

THE REGULATORY ENVIRONMENT

Renewal of concessions

One of Cemig’s most valuable intangible assets is its portfolio of concessions for commercial operation in electricity generation, transmission and distribution. The periods of the concessions vary depending mainly on the date of the grant.

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (“PM 579”), which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges; moderation of tariffs; and other matters.

With PM 579, the government aimed to close the debate on whether those electricity concessions that are referred to by Articles 17, §5, 19 and 22 of Law 9074, of July 7, 1995 and have expiry dates in 2015 or later could be extended, as per the conditions set out in that Law and in the respective Concession Contracts; or whether they would be put out to tender.

PM 579, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension, allowing extension for a period of 30 years, provided that (i) the expiry dates of those concessions would be brought forward, and (ii) concession holders would sign Amendments to their Concession Contracts with the Concession-granting Power, establishing the new conditions.

On the question of renewal of the concessions in accordance with the terms of PM 579, the Company’s Board of Directors made the following decisions:

Electricity distribution

Cemig applied for renewal of the distribution concession contracts of Cemig D. The expiry date of Cemig D’s distribution concessions that will be the subject of extension for 30 years is in February 2016.

Electricity transmission

Cemig applied for renewal of its concession contract. As principal effects of this renewal, the Company will earn an annual revenue for the operation and maintenance of the transmission lines of R$ 148.5 million for 2013, which compares with the annual revenue of R$ 485.2 million that would have been earned in 2013 under the previous concession contract, in which there was remuneration for the operation and maintenance, and remuneration for the investments of the company that have not yet been amortized. These amounts are net of tax.

As a consequence of the renewal of the concessions, the Company recorded a gain of R$ 192 million in 2012, for the difference between the book value of the assets to be indemillionified and the amount expected to be received from the federal government.

For more information please see Explanatory Note 4 to the consolidated financial statements.

Electricity generation

The company opted not to renew the 18 electricity generation concessions that had already been renewed once by the concession-granting power, and as a result it will continue to earn revenues from these assets under the terms of the concession contracts.

For the concessions of the Jaguara, São Simão and Miranda hydroelectric plants, which have expiry dates in August 2013, January 2015 and December 2016, respectively, the Company believes that it has the right to extension of these concessions under the conditions prior to PM 579, under clauses established in the concession contracts and in Article 19 of Law 9074/1995.

The above decisions taken by Cemig in relation to the Provisional Measure reflect the Company’s commitment to the stockholders, employees and other stakeholders to maintain the sustainability and growth of the company.

Reduction of sector charges

Articles 21 and 24 of the Provisional Measure removed:

(a)                     the electricity distribution concession holders’ obligation to pay the contribution to the Global Reversion Reserve (RGR) account, and also

(b)                     the CCC fuel consumption charge (which prorates the costs of fuel consumption for electricity generation in the Isolated Systems — the systems in remote areas not connected to the national grid).

The CDE — the Energy Development Account — will be reduced by 75%.

The provisions of PM 579 reduce the costs of transmission and generation of electricity in the Brazilian national grid.

Tariff Review and Tariff Adjustment

Extraordinary Tariff Review

The new tariffs, including the effect of the Extraordinary Tariff Review, were homologated, taking effect on January 24, 2013, for all of Brazil’s distribution concessions. In the case of Cemig D, tariffs were reduced by 18.14%, and will be applied up to April 7, 2013, when the Ordinary Tariff Review process, scheduled to take place every five years, will begin.

Ordinary (Periodic) Tariff Review — Cemig D (Distribution)

The Third Tariff Review Cycle of Cemig D was scheduled to take place on April 8, 2013.  The tariff reviews carried out by Aneel are preceded by public hearings, in which the public, agents of the sector, and the other parties interested in the process make their contributions.  On March 1, 2013 Aneel held the public hearing to debate the proposal for a preliminary increase of 9.06% for the residential consumer and an average reduction of 2.51% for high voltage consumers such as industrial companies.  It was not possible to foresee what final adjustment will be applied to electricity invoices as from April 8, 2013.

Annual tariff adjustment

Cemig D

In April 2012, a tariff adjustment was authorized for Cemig D of 3.88% for residential consumers, and an average of 3.79% for other consumers using medium and high voltage.  The overall average impact for all the consumer categories was 3.85%.  The main factors with a positive effect in this adjustment were the IGP-M inflation index, of 3.23%, transmission expenses 11.7% higher, and the expense on bought energy 8.3% higher.  Factors influencing the adjustment downward included the sector charges, which were 14.3% lower, the most important being a reduction of around 50% in the Fuel Combustion Account (CCC), which is a subsidy for thermal generation in the isolated systems (not linked to the national grid) in the Northern region of the country.

ICMS, a tax levied by individual states, is charged directly on the consumer invoice, and passed on in its entirety to the state government. In the case of Minas Gerais, residential clients with consumption lower than 90 kWh/month — about 2.8 million people — are exempt from the tax.

Light

Aneel, in a public meeting of its Council on November 6, 2012, approved an average upward adjustment of the tariffs of Light SESA by 10.77% for the period of 12 months from November 7, 2012.

This adjustment comprises two components:

• the Structural component, permanently integrated into the tariff, of 7.17%; and

• the Financial component, applied exclusively to the next 12 months, of 3.60%.

No effects arising from PM 579 are included in this annual tariff adjustment of Light, because the planned tariff reduction was applied as from February 5, 2013, when Aneel began the Extraordinary Tariff Review.

Management of power losses

The Overall Loss Index of Cemig D (Distribution) was 11.11% in December 2012. Of this total percentage, 9.03% represented technical losses and 2.08% non-technical losses. This index is lower than the quality index required by the regulator in the last Tariff Review.

The investments made in strengthening the electricity system at high, medium and low voltage have helped in the control of technical losses (which are inherent in the process of transport and transformation of electricity). Specific actions for mitigation of technical losses were put in place in 2012, such as the installation of capacitors on the medium-voltage network, and replacement of conventional transformers, which were old and overburdened, by new, amorphous-core transformers which have 75% less technical losses; in addition automatic capacitors will be installed on the medium-voltage networks in 2013.

In the management of non-technical losses, regularization of 42,000 consumers has provided a recovery of energy totaling 159 GWh, and an increase of 113 GWh. These amounts correspond to aggregate revenues of R$ 58.8 million and R$ 42.1 million, respectively.  The additional revenue arising from charging of the administrative costs of irregularities, and for damage caused to measuring equipment, totaled R$ 1.5 million. Thus, the process of regularization gave rise to total additional revenue of R$ 102.4 million.

Further to this: improvements were made to the tool for selection of inspection targets (SGC/SAP): productivity was increased in the process of charging for irregular consumption; revenue from medium- and large-scale consumers was “bulletproofed”; approximately 217,000 obsolete meters were replaced; 16,000 public illumination lamps left on during the day were regularized — reducing losses by 5 GWh or more than R$ 1.7 million; and 7,400 clandestine connections were removed — reducing losses by 17,6 GWh or R$ 1.85 million.

Regulatory assets and liabilities

The Company has assets and liabilities for regulatory purposes, which are not recorded in its Consolidated Financial statements, as follows:

	2012	2011	01/01/2011
Assets
Prepaid expenses — CVA (1)	884,209	332,829	327,379
Review of the Tariff for Use of the Distribution Network (TUSD)(2)	3,089	3,089	3,089
Low-income subsidy	335	591	24,120
TUSD discounts for incentive bearing sources	59,627	26,620	58,748
TUSD discounts — self producers and independente producers	7,597	29,137	11,797
Discounts for irrigation operators	8,338	20,321	12,952
Other regulatory assets	17,735	31,198	83,706
	980,930	443,785	521,791
Deferred Income tax and social contribuiton	(257,580)	129,290	10,542
	723,350	573,075	532,333
Liabilities
Portion “A”	—	(9,646)	(35,799)
Regulatory liabilities — CVA (1)	(294,474)	(559,253)	(416,762)
Low-income subsidy	(1,493)	(147,695)	—
Other regulatory liabilities	(4,487)	(35,855)	(88,088)
Effect on Net profit of increase of holding in jointly-controlled subsidiary	5,248	5,248	—
	(295,206)	(747,201)	(540,649)
	428,144	(174,126)	(8,316)

(1) The Portion A Costs Variation Compensation Account (Conta de Compensação de Variação de Custos da Parcela A, or CVA).

(2) Tariff for Use of the Distribution Systems (Tarifa de Uso dos Sistemas de Distribuição, or TUSD).

The main features of the regulatory assets and liabilities are described below:

Portion A Costs Variation Compensation Account (CVA), and Neutrality of Sector Charges

The balance on the Account to Compensate for Variation of Portion A items (“the CVA”), and Neutrality of Sector Charges, refers to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic Rate and compensated in the subsequent tariff adjustments.

Portion A

The items of ‘Portion A’ are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented in the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which actually took place in the period.

The amounts posted by the Company are for reimbursement, to consumers, of the amounts invoiced in excess.

TUSD and Irrigation Discounts

This refers to the loss of revenue by concession holder as a result of granting of: (a) discounts to free consumers that use electricity from incentive-bearing sources; self-producers; and independent power producers; and (b) the special discounts on the supply tariff for activities of irrigation and fish farming.

Low-income subsidy

Subsidies granted to consumers that have the right to the Social Electricity Tariff (Tarifa Social de Energia Elétrica, or TSEE), to be reimbursed, to the Company, by the other consumers.

Other financial components

This refers to the other positive or negative differences between the estimate of non-manageable costs, not defined as CVA, and the payments actually made, compensated in the subsequent tariff adjustments.

The net effects of the regulatory assets and liabilities in the Company’s consolidated results, if they were recognized, would be as follows:

	2012	2011
Net profit for the year	4,271,685	2,415,450
Prepaid expenses and Regulatory liabilities — CVA (1)	764,333	(138,315)
Other Regulatory Components (2)	224,808	(143,538)
Tax effects on regulatory assets and liabilities	(386,871)	116,045
Regulatory profit (loss for the year)	4,873,955	2,249,642

(1) Portion A Costs Variation Compensation Account (CVA).

(2) This refers principally to the Low Income Subsidy, and sundry discounts granted.

RELATIONSHIP WITH OUR CLIENTS

Retail supply quality

Cemig is continuously taking action to improve its operational management, the logistical organization of services to attend to emergencies, and at all times inspecting and carrying out preventive maintenance of substations, lines and distribution networks.  It also invests in training and skill acquisition for its staff, and in state-of-the-art technologies and standardization of its work processes.

The charts below show the changes in the continuity indicators SAIDI (System Average Interruption Duration Indicator) and SAIFI (System Average Interruption Frequency Indicator) of Cemig in the last three years. We highlight the reduction in the component of SAIDI due to accidents in 2012, and the difference between SAIDI for (a) outages caused by accidents and (b) programmed outages, related to new investments for which it is occasionally necessary to interrupt the supply of electricity.

Service policy

To provide service of good quality to its clients, and also to facilitate consumers’ access to the Company, Cemig makes available a mix of service channels involving various means of communication, both in person and at a distance.

The Talk to Cemig channel is a means for the Company and its clients and consumers to be in contact, via the telephone number 116 and/or by the Internet.  In 2012 this channel carried out approximately 15 million interactions by telephone, 140,000 via chat and 120,000 via email.

Attendance to the client in person takes place through the Cemig Fácil service network, which has 157 Cemig Fácil service posts in towns with more than 10,000 consumer units, and in 620 Cemig Fácil posts in towns with less than 10,000 consumer units.  The service is present in all the 774 municipalities of Cemig’s concession area.  The number of individual interactions with clients in the Cemig Fácil network in 2012 was approximately 7 million.

Another important channel today is the Cemig Torpedo (‘Torpedo’ being a once-brand name, now in the language, for a short text message), which enables the consumer to contact Cemig via mobile phone SMS messages. In 2012 the number of messages received was approximately 175,000.

The Company also seeks to offer a better service to and interaction with its consumer publics with specific needs, through appropriate facilities in the Service Branches complying with the accessibility rules (Brazilian Standard NBR 9050), chat via the Virtual Branch, Cemig Torpedos, and electricity bills in Braille. A feature of Cemig’s environmental stations is their trekking paths with instructions in Braille, aiming to enable the visually challenged to have a more complete visiting experience.

This chart indicates the Company’s client service channels, and the proportional use of each as a percentage of the total number of client interactions.

NEW INVESTMENTS

Additional acquisition of equity interest in Gasmig

In 2012 Cemig acquired an additional holding of 4.38% of the total capital of Gasmig, from the government of the State of Minas Gerais, for R$ 65 million.

The Transmission Assets Investment Contract

On May 17, 2012, Cemig, Cemig GT and Taesa signed a Private Contract for Investment in Transmission Assets, agreeing the transfer to Taesa of the minority equity interests held by Cemig and Cemig GT in the share capital of the following holders of public electricity service concessions:

(i)	Empresa Catarinense de Transmissão de Energia S.A. —	ECTE,
(ii)	Empresa Regional de Transmissão de Energia S.A. —	ERTE,
(iii)	Empresa Norte de Transmissão de Energia S.A. —	ENTE,
(iv)	Empresa Paraense de Transmissão de Energia S.A. —	ETEP,
(v)	Empresa Amazonense de Transmissão de Energia S.A. —	EATE, and
(vi)	Empresa Brasileira de Transmissão de Energia S.A. —	EBTE.

In this stockholding restructuring, Taesa will disburse R$ 1.732 billion: R$ 1.668 billion to Cemig and R$ 64 million to Cemig GT, adjusted by the CDI rate from December 31, 2011, less any dividends and/or Interest on Equity declared, paid or unpaid. The amount involved was agreed by the companies based on technical evaluations contracted from independent external valuers.

With the implementation of the restructuring, Taesa will have an interest in 9,378km of transmission lines, resulting in an addition of 3,127km, strengthening its capacity for generation of cash and profits for stockholders.

The restructuring is planned to be concluded in 2013,  after approval by the Brazilian anti-trust bodies, including the monopolies authority, CADE (Conselho Administrativo de Defesa Econômica, or Economic Defense Administrative Council), subject to obtaining of the relevant prior approvals, which include the consent of Aneel and of the financing banks, in particular the BNDES (Brazilian Development Bank).

Acquisition by Taesa of the remaining 50% of Unisa

On July 3, 2012 Taesa concluded the acquisition of the remaining 50% of the shares held in Unisa by Abengoa Concessões Brasil Holding S.A. Unisa had been jointly-controlled by Taesa and Abengoa, and on July 3, 2012 it became a wholly-owned subsidiary of Taesa. The total value of the acquisition was R$ 904 million. More details on assets acquired and liabilities recognized are in Explanatory Note 14 to the financial statements.

Other investments

Generation

Investments of approximately R$ 162 million were made in expansion, overhauls and improvements to Cemig GT’s generating assets in 2012.  The following are highlights:

•                  SPE Amazônia Energia Participações S.A. (Belo Monte) — R$ 97 million: Cemig owns 74.5% of Amazônia Energia, which in turn owns 9.77% of the Belo Monte hydroelectric plant.  This project is 24.93% completed and the main machine room is scheduled to start operation in March 2016.

•                  SPE Guanhães (the Minas PCH Program) — R$19 million.  Construction began in September 2012 on four PCHs in the East of Minas Gerais, with total installed capacity of 44 MW: Senhora do Porto, Dores de Guanhães and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipalities of Guanhães and Virginópolis. The planned total investment in this project is R$ 321 million, and Cemig has a 49% interest. Works are scheduled to be completed in two years, with the first unit starting commercial operation in May 2014.

Improvements in transmission infrastructure

Investments of R$ 85 million were made in expansion, overhaul and improvements of Cemig GT’s transmission system in 2012.

Distribution

The Distribution Development Plan (PDD)

Over the five years 2008—2012, Cemig D has invested approximately R$ 3.6 billion in the Distribution Development Plan, which has the following components: Expansion and strengthening of the distribution system; Renewal of existing assets; Quality improvement; Maintenance; and Service to current and new clients.  Of this total, R$ 1.2 billion was invested in 2012.

It is important to point out that over these five years (2008—2012), more than one million new electricity consumer clients were linked to the electricity system for the first time, in urban and rural areas.

Natural gas

Gasmig has now sold 1.3 billion cubic meters of natural gas.

It has invested R$ 42.7 million in the natural gas distribution networks of Minas Gerais State, building 28.5km of pipeline network in the Metropolitan Region of Belo Horizonte, the “South of Minas” (Sul de Minas), the “Steel Valley” (Vale do Aço) and the Mantiqueira region (Juiz de Fora).

Highlights in 2012 are: the works on the “South Ring” (Anel Sul) project to serve residential and commercial clients in the district of Santo Agostinho, in Belo Horizonte; construction of the “Metropolitan Ring”, and refurbishment of North Branch II (Tronco Norte II), which will enable increase of service capacity by 1 million m³/day; and the start of studies for natural gas distribution in the cities of Governador Valadares and Pouso Alegre — implementing the Company’s plan for expanding gas service into the interior of the State.

Another important project is recuperation of the Vehicle Natural Gas market.  The Company has acted widely over the whole production and consumption chain of this market segment, through: actions to strengthen it with final users, emphasizing the advantages of the product; closer relationships with retail outlets; establishment of partnerships with conversion companies, assemblers and inspection bodies; and working agreements with public bodies and teaching institutions, etc., within the “I’m Going Gas” (“Vou no Gás”) Project.

THE CAPITAL MARKET AND DIVIDENDS

Cemig’s shares were first listed on the Minas Gerais stock exchange on October 14, 1960. They were then listed on the São Paulo Stock Exchange (Bovespa) in 1972, under the tickers CMIG3, for the ON (common) shares, and CMIG4, for the PN (preferred) shares. Since October 2001, Cemig has been part of the Level 1 Corporate Governance listing of the Bovespa. Cemig’s shares have also been traded, as ADRs, on the New York Stock Exchange (CIG and CIG/C) since 1993, and as Level 2 ADRs since 2001. Since 2002 they have been trading on the Madrid Stock Exchange (as XCMIG).

Stockholding structure

On December 31, 2012 the Company’s registered share capital was R$ 4.265 billion, as shown in the following chart:

Share prices

Below are the closing prices for 2012 and 2011 of Cemig shares and ADRs in São Paulo (Bovespa), New York (NYSE) and Madrid (Latibex).

Security	Ticker	Currency	Close of 2011	Close of 2012
Cemig PN	CMIG4	R$	21.93	22.60
Cemig ON	CMIG3	R$	17.73	21.90
ADR PN	CIG	US$	11.60	10.86
ADR ON	CIG.C	US$	9.10	11.18
Cemig PN (Latibex)	XCMIG	Euro	9.91	8.31

Source: Economática. Prices adjusted for proceeds, including dividends.

In 2012, total trading in Cemig’s preferred shares, CMIG4, on the São Paulo Stock Exchange was R$ 19.6 billion, with a daily average of just under R$ 80 million. This places the stock among the most traded on the Bovespa, providing investors with security and liquidity.

The daily volume traded in ADRs for the preferred shares on the New York Stock Exchange is similar to the trading volume in the Brazilian market — further indicating the strength of Cemig as a global investment option.

In 2012 the price of Cemig’s preferred shares (CMIG4) rose by 3.06%, and the common shares (CMIG3) rose by 23.53%. The two shares respectively provided total return to the stockholder of 5% (CMIG4) and 25% (CMIG3), in 2012.

	CMIG4	CMIG3	CIG	CIG.C	IBOV	DJIA	IEE
2012	3.06%	23.53%	-6.41%	22.83%	7.40%	7.26%	-11.72%

The market valuation is calculated as the total of the Company’s shares, at the price of the preferred shares on the last trading day of each year. The Company’s market value diminished from December 31, 2011 to December 31, 2012, mainly reflecting the new regulatory conditions for the generation and transmission sectors laid down by Provisional Measure 579. Over the last five years, the Company’s market value has grown by just under 21%:

Market valuation

R$ billion

These charts compare Cemig’s share prices over recent years with other indicators.

Source: Economática.

Source: Economática.

DIVIDEND POLICY

Cemig, through its bylaws, assumes the undertaking to distribute a minimum dividend of 50% of the net profit for each year. Additionally, extraordinary dividends can be distributed each two years, or more frequently, if cash availability permits.

Dividends are paid in two equal installments: by June 30 and by December 30 of the year subsequent to the business year to which they refer.

In 2011 and 2012 the Company also declared extraordinary dividends, in the amounts of R$ 850 million (R$ 1.25 per share), and R$ 1.600 billion (R$ 1.88 per share), respectively.

PROPOSAL FOR ALLOCATION OF NET PROFIT

The Board of Directors will propose to the Annual General Meeting to be held in April 2013 that the profit for 2012 and the balance of retained earnings arising from the realization of the Revaluation Adjustments Reserve, in the amounts of R$ 4.272 billion and R$ 121 million, respectively, should be allocated as follows:

•                                R$ 1.700 million to payment of Interest on Equity.

•                                R$ 590 million for ordinary dividends.

•                                R$ 628 million for additional dividends.

•                                R$ 171 million to the Legal Reserve.

•                                R$ 1.304 billion to be held in Stockholders’ equity to ensure amortization of loans and financings and also for the capital expenditure investments planned for 2013, as per the Company’s capital budget.

CORPORATE GOVERNANCE

Our Board of Directors has 14 members, and an equal number of substitute members, appointed by the stockholders. The by-laws specify a unified term of office for all the Board members, of two years, and that a member may be reelected at the end of the period of office.

In 2012, 29 Board meetings were held to decide on a wide range of matters, from strategic planning to investment projects.

The Board of Directors also has six Committees of Support to the Board of Directors. Their purpose is to ensure objectivity, consistency and quality in the decision process, providing an in-depth analysis of the matters within their specialization and issuing suggestions for decisions or actions, and opinions, to the Board.

The Audit Board is installed permanently, and has five members. In its current form, it meets the requirements for exemption from constitution of an audit committee under the Securities Act and the Sarbanes-Oxley Law. In 2012 the Audit Board held 10 meetings.

Relationship with external auditors

We adopt a system of five-year rotation for our external independent auditors. Complying with CVM (Securities Commission) Instruction 308/99, we changed our auditors in 2012. In the 2011 business year our auditors were KPMG Auditores Independentes, who continued until the end of the audit of the interim financial statements at March 31, 2012, which were filed with the CVM on May 14, 2012. Deloitte Touche Tohmatsu Auditores Independentes took over responsibility for our auditing as from the interim financial statements at June 2012, and they are responsible for the auditing of our financial statements at December 31, 2012. The services provided by independent auditors to Cemig and the majority of its subsidiaries were as follows:

Services	2012 R$ ’000	% relative to audit work	2011 R$ ’000	% relative to audit work
Auditing services
Audit of financial statements	810	79.18%	624	51.74%
Evaluation of internal controls — SOX	206	20.14%	255	21.14%
Audit of regulatory assets and liabilities	7	0.68%	302	25.04%
Auditing of R&D Projects	—	—	25	2.07%
	1,023	100.00%	1,206	100.00%
Additional services:
Review of tax returns and of the quarterly provisions for income tax and Social Contribution tax	28	2.74%	121	10.03%
Translation of reports	2	0.20%	9	0.75%
Training in Corporate Tax Returns and changes in legislation	—	—	6	0.50%
Technical Financial Report for the State and World Bank - Pronoroeste Project	—	—	16	1.33%
	30	2.93%	152	12.60%
Overall total	1,053	102.93%	1,358	112.60%

In Management’s opinion, the additional services shown do not result in loss of independence by the external Auditors and are not included in the items prevented by the Sarbanes-Oxley Law or Article 23 of CVM Instruction 308 of May 14, 1999.

RISK MANAGEMENT

Cemig received unqualified Certification of its internal controls for the consolidated financial statements, for the business year 2011, as stated in the Opinion of KPMG Auditores Independentes dated April 26, 2012, contained in the Annual Report filed on Form 20-F with the United States Securities and Exchange Commission (SEC) on April 27, 2011. This same result has been achieved since 2006.

Every year, based on an analysis and review of the mapping of risks in the processes, the Company’s management documents and tests the effectiveness of the controls, at the business process level and the entity level, including the controls supported by information technology, in accordance with the rules of the Securities and Exchange Commission (SEC) and based on the criteria of the Public Company Accounting Oversight Board (PCAOB), the Committee of Sponsoring Organizations of the Treadway Commission (Coso) and the Control Objectives for Information and Related Technology (Cobit).

TECHNOLOGICAL MANAGEMENT AND INNOVATION

Historically, constant investment in innovation, technology and efficiency, and the Company’s pioneering vocation, have been determining factors in Cemig achieving its present positioning in the market.

As a tool for achieving its mission, Cemig employs strategic management of technology, with two main components: its Research and Development program; and investment in technological development, including successful partnerships.

In 2012 Cemig spent approximately R$ 90 million on Research and Development, and Energy Efficiency.

The following research studies and projects were highlights in 2012:

The “Mineirão” Solar Project: This is a plan to build a giant photovoltaic solar generation plant on the roof of the “Mineirão” — the affectionate name given by the people of Minas Gerais to their massive football stadium in Belo Horizonte.  The plant, with capacity to generate 1.2 MW, is scheduled to start operating in June 2013, supplying energy to the Stadium and to the market.

Photovoltaic solar energy research project in Sete Lagoas: A working agreement has been signed to build a generating facility based on this technology, with an experimental 3.3 MW solar platform, in a partnership between Cemig, the Spanish company Solaria Energia y Medio Ambiente, the Federal University of Minas Gerais (UFMG) and the Minas Gerais Research Support Foundation (FAPEMIG).

Project to Revitalize and Repower Transformers, and Develop Vegetable Oil Transformers: In partnership with ABB, Cemig has begun a new stage of the project, with vegetable oil being used in the place of mineral oil. The main advantage of vegetable oil is that it dissolves faster, significantly reducing risks of environmental damage in the event of a leak, as well as multiplying the useful life of a standard transformer by a factor of five.

Latin America Smart Grid Architecture Research and Development Project — the “Cities of the Future” project: This project, under a partnership between Cemig, the Telecoms Development Research Center Foundation (CPqD) and the Technological Innovations Foundation (FITec), will support analysis of feasibility of application over the whole of the Company’s concession area.  The city of Sete Lagoas has been chosen for the pilot project. Evaluations will provide input for development of smart grid models to support strategic decisions for implementation on a large scale in coming years.

SOCIAL RESPONSIBILITY

Cemig’s social responsibility strategy is to grow while involving all the publics to which it relates. Cemig is currently present in more than 774 cities and 22 states of Brazil, delivering energy, with quality, to millions of Brazilians.

In all its interactions Cemig is careful to respect and listen to those who are affected by any activity or have direct contact with Cemig. In our projects or in those that we administer, the contact with communities takes place throughout the year, through projects providing education, incentives for artisanal and other local activities, rain warnings, periodic visits, training, all with the purpose of providing assistance and accompanying local development.

The following are some of the highlight projects in 2012:

Social tariff

Approximately 760,000 families have so far fulfilled registration to obtain this benefit on their bills from Cemig D, and the Company estimates that approximately 1.3 million residences may be involved. To receive the discount the client’s household must have per average capita income of up to half the minimum wage, be inscribed in the Federal Government’s Single Register for Social Programs, and have a Social Identification Number (NIS) or Continued Social Assistance Benefit (BPC).

AI6% Program

This project has been organized for the last 10 years by the Cemig Inter-management Association (AIC) and the Integrated Social Actions (ASIN) Project.  It encourages employees and retirees of Cemig to redirect 6% of their income tax payable to the Infancy and Adolescents (FIA) Funds.

The funds have been paid to various projects that work with actions to protect and defend the rights of children and young people in a situation of risk or social vulnerability. These are initiatives for causes such as: redeeming values and activities of culture; projects linked to sport; protection against violence; elimination of child labor; professional training for adolescents; family orientation and support; and social-educational measures.

The 2012—2013 campaign of the Program had the participation of 2,460 employees of Cemig, who allocated funds totaling R$ 1.55 million, to be distributed between 197 social institutions registered in 104 cities and towns.

The Energia Inteligente Program

This program expresses Cemig’s concern to serve clients with quality, and to orient them as to the correct and rational use of electricity.

The Rural Conviver Project

This project won the International Chico Mendes Social-Environmental Award, for its work on energy efficiency with small farmers in the north of Minas, in the municipality of Jaíba.

The Versol Project

This initiative teaches people to sail, and was of fundamental influence in achieving recognition of the reservoir of the Três Marias plant as a place for sports and competitions.  The project began in 2010, and is a partnership between the Company, the City Hall of Três Marias and the Rumo Náutico Institute, directed by the Grael brothers.  The project offers 150 places per half-year, for children and adolescents, of both sexes, from age 9 to 24, that are pupils in the public school network.  Participants receive lessons in sailing, canoeing, rowing, swimming, volleyball and other sports and practice activities of play, enjoyment and entertainment.  They also learn about nautical mechanics, notions of climate, ecotourism and biology.

The Proximity Program

This program was created in 2012, and aims to disseminate information while creating partnerships and helping social development: Its focus is on developing a culture on the subject of floods — their origins, the actions and behavior that exacerbate them, actions that reduce their effects, and how the reservoirs work to minimize them.  Cemig GT holds meetings over the whole year in difficult locations, giving lectures about weather forecasting, the Company’s activity in control of floods, the procedures that ensure the physical safety of dams and barriers, environmental actions, and other subjects that are important for the local population.  The programming also includes a guided tour of a plant in the region, for people to get to know its structure and how it works.

Value added

The Value Added Statement (Demonstração do Valor Adicionado, or DVA) is an indicator of the Company’s importance for society in general, and its generation of wealth: the added value created in 2012 was measured as R$ 16.689 billion, compared to R$ 14.062 billion in 2011.

People

Cemig believes that its human capital is a fundamental element for fulfillment of its commitment to economic, social and environmental sustainability. With this focus, it adopts best practices in the labor market in its management of people.

Work safety, health and well-being

In the last 10 years, Cemig’s frequency of accidents with time off work (Taxa de Frequência de Acidentes com Afastamento, or TFA) has reflected the positive results of the preventive action by the Workplace Health, Safety and Well-being Unit (SSO&BE).  The indicator is showing a continual downward trend, indicating support for approaching the Zero Accident target set by senior management.

Attraction of talents

Through its Annual Curriculum Interns Program, Cemig provided practical application of theory to 371 interns, contributing to technical improvement of Cemig’s processes and providing complementary knowledge experience for these students.  The interns made use of 97% of the 379 vacancies offered in 2012.

The Cemig-Cesam Apprenticeship Program provided 255 adolescents in situations of need with the opportunity to achieve professional apprenticeship and development of new competencies, and experience the Company’s working environment, under the supervision of employees of the Company as tutors.

As a result of personnel planning studies, aiming to maintain alignment of its personnel policy with corporate strategy, public Competition Tenders were published to fill 800 technical-administrative-operational and university-level positions, with a view to replenishing the staff of the wholly-owned subsidiaries Cemig D and Cemig GT.

UniverCemig

Cemig’s corporate university (UniverCemig) was created in December 2008, to provide educational development throughout the Company’s value chain.

As well as technological innovation, UniverCemig maintained its strong activity in the qualification of its own and contracted employees.  Major corporate programs were applied during the course of the year.  On the basis of the technique of Instructional Design, successful partnerships and dissemination of the culture of safety, UniverCemig is now preparing itself for a new challenge: To establish, in 2013, a culture of self-development of the employees, through the medium of technology.

Number of employees

Cultural and sporting initiatives

In 2012 Cemig’s sponsorships were once again guided by its Sponsorship Policy, acting in synergy with current public policies for improvement of the State’s cultural scenario.  The Company’s two programs — Cemig Cultural and Film it in Minas — supported 162 projects in 24 municipalities, achieving the State Culture’s Department’s aim of regionalizing production. The total invested in Culture including both sponsorships encouraged by federal laws and the Company’s own direct donations, was R$ 19.63 million. The Film it in Minas Program for 2011-2012 supported 32 projects with investment of R$ 4.5 million.

In Sport, continuation of the sponsorships for the projects of the three previous years resulted in national prizes and once again the Sport-Friendly Company Award from the Sport Ministry.  Projects were sponsored in sub-20 football, rugby, Olympic swimming, volleyball, Taekwondo, Paralympics gymillionastics and water sports, and in continuation of the Versol Project at Três Marias.  A total of R$ 4.5 million was passed through under the Sport Law; the projects were selected jointly with the Sport Department of Minas Gerais State.

The partnership with the Voluntary Social Assistance Services (Serviço Voluntário de Assistência Social — Servas) was maintained, sponsoring the Vita Vida and Valores de Minas projects. The first combats hunger, providing balanced meals to 3,200 children per month. The latter provides support to strengthen self-esteem and personal growth for thousands of students in the state school network, through culture-related activities.

Environment

In 2012, Cemig invested at total of R$ 151.9 million in environment-related activity; R$ 91 million in actions to put new projects in place, and R$ 60.9 million in environmental management.  R$ 6.63 million of the total was applied in environment-related research projects.  R$ 11.225 million was invested in consortia in which Cemig participates. New projects receiving funds include the Paracambi and Guanhães small hydro plants, and, reflecting Cemig’s participation in them, the Santo Antônio and Belo Monte hydroelectric plants.

The environmental dimension

The quality of the water in Cemig reservoirs is monitored regularly, in a network that includes the main river basins of Minas Gerais (Rivers: Grande, Paranaíba, Pardo, São Francisco, Doce, Paraíba do Sul, Itabapoana and Jequitinhonha), with a total of 43 reservoirs and more than 250 stations for collection of physical, chemical and biological data.

After a reassessment of the monitoring network, new stations were included, to collect more information to support the management of water quality of the reservoirs and meet the requirements of state and federal conditions and resolutions.

Management of waste

In 202 Cemig dealt with 26,800 tons of waste: 26,300 tons were sold or recycled, 459 tons were co-processed or incinerated; and six tons were disposed of in industrial landfill.

Among these amounts: 115 tons of insulating mineral oil not appropriate for use were sold, and 364 tons of oil-impregnated waste and 17 tons of IPE were co-processed.  The total also breaks down into 1,200 tons of hazardous wastes, and 25,600 tons of non-hazardous wastes.

Fish preservation programs

The Peixe Vivo (“Fish Alive”) Program is an example of integration between environmental conservation and social benefits.  It was created five years ago, to achieve effective measures for conservation of fish populations and also favor neighbor communities that use water resources as a factor in development.

The Program aims to expand fish replacement activities, research and preventive actions to make electricity generation have the smallest impact possible on fish populations.  A total of 800,000 young fish were released in 2012, with a total of 17 tons of fish in 142 fish release actions.

Flora and Fauna

Cemig manages two forest nurseries, at the Itutinga and Volta Grande Environmental Stations, and a seed laboratory. The saplings produced are of native species, produced for planting in cities and towns, and represent one of Cemig’s environmental programs in partnership with and for the benefit of society. Cemig has produced 386,391 saplings, and 1,049kg of seeds of tree species.

Environmental education

Since 2001 Cemig and its wholly-owned subsidiaries, in partnership with the Biodiversitas Foundation, have provided the Cemig Program of Environmental Education in Schools (Terra da Gente — “Our Land”). At the end of 2012, the program had enrolled 174 new schools as partners, with 51,827 new pupils involved and more than 3,000 teachers trained with the material made available.  In the last 10 years the program has made teaching material available to approximately 18,796 educators, and involved more than 301,920 pupils in their final years of basic education.

Other practices with a focus on social and environmental education are propagated at the Company’s Environmental Stations, and in specialized centers located in its projects.  In 2012 alone, more than 7,700 people were involved in these activities, which include technical visits, participation in lectures, courses and games activities, and participation in environmental events organized by the Company — such as releases of fish, or release into the wild of animals that had been restored to health in the environmental stations.

Climate change

98% of the electricity produced by Cemig comes from renewable sources: hydroelectric power, in small and large hydroelectric stations; wind power; and solar power.  Cemig invests strongly in Research and Development, for innovation and alternative energy sources, programs for efficiency and conservation of energy, and development of CDL — Clean Development Mechanism — projects as specified in the Kyoto Protocol.  In 2012 Cemig published its first Inventory of Greenhouse Gas Emissions, verified by an independent authority.

Since 2007, Cemig has responded to the Carbon Disclosure Project (CDP), thus being part of the global databank on corporate climate impact, representing 535 global investors with more than US$ 64 trillion in assets under management.

In 2012 Renova Energia S.A., in which Cemig has an indirect stockholding, opened Latin America’s largest wind farm, the Alto Sertão I Complex. The project is cited internationally as a success due to the execution model used in implementation of the 14 wind farms that make up the Complex.  The Company is now building the Alto Sertão II Complex.  Jointly the two projects will generate more than 700MW of electricity — enough to supply more than six million people.  Renova has disbursed more than R$ 9 million in licensing and environmental programs.

Environmental licensing

In 2012 Cemig’s corporate licensing department began the processes for corrective licenses of its projects that have been in operation since before February 1986.  At the end of the year the corrective operational license was obtained for the Emborcação Plant, Cemig’s second largest. The license for the São Simão Plant, Cemig’s largest, has been renewed. All the seven networks representing Cemig’s distribution lines and electricity substations have completed the corrective licensing process.

Cemig D has 48 facilities (substations) which have Grant Certificates issued by the Minas Gerais Waterways Management Institute (IGAM).

Cemig GT has 210 grant certificates registered (capture of surface water, artesian wells, hydroelectric generation and other grants), of which seven were issued by the competent authority in 2012.

RECOGNITION — AWARDS

Cemig’s efforts in 2012 led to recognition and awards reflecting the excellence of its activities by various sectors of society, among which we highlight the following:

The Dow Jones Sustainability Index

Cemig has once again been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”), for 2012—2013.  This brings the number of years that Cemig has been in this index to 13, and it continues to be the only company in the Latin American electricity sector that has been in the DJSI World Index since the creation of the index, in 1999.

The new composition of the DJSI World has 340 companies, from 30 countries. The selection process considered 2,500 companies in 58 industrial sectors.

Being part of the Dow Jones Sustainability Index for these 13 years reaffirms Cemig’s commitment to sustainable growth, directed toward creation of value for stockholders and the wellbeing of society.

The Bovespa ISE Corporate Sustainability Index

Cemig was selected, for the eighth year running, for the São Paulo stock exchange’s ISE Corporate Sustainability Index. It has been selected for the ISE since this index was created in 2005. The ISE reflects the return on a portfolio of shares listed on the BM&FBovespa that are recognized as committed to corporate sustainability, that is to say, they generate value for the stockholder in the long term, and are better prepared to maximize corporate opportunities, minimizing the risks associated with their activities.

The Brazilian accounting profession’s “Transparency Trophy”

Once again the accounting community gave recognition to the quality and clarity of Cemig’s financial statements. 2012 was the ninth year running in which Cemig has won the Transparency Trophy (Troféu Transparência), awarded by Anefac, Fipecafi, Serasa and Experian. The Company received its prize in the category of Listed companies billing over R$ 8 billion, as one of the 10 listed companies in Brazil with the best financial statements.

The Abap Sustainability Award

Cemig once again stood out in the Sustainability Award given by Abap, the Brazilian Advertising Agencies’ Association — Associação Brasileira de Agências de Publicidade, Minas Gerais chapter (Abap-MG) — with its recognition as the Best Advertiser, in the fourth annual award of these prizes. Cemig was considered to be the company or organization that made the greatest effort to publicize and promote values, policies, practices and actions focused on sustainability in the State of Minas Gerais.

The Hugo Werneck Award for Sustainability and Love of Nature

Cemig’s CEO, Djalma Bastos de Morais, received the Best Entrepreneur trophy in the Hugo Werneck Awards for Sustainability and Love of Nature. This prize, created in 2010, is an important benchmark in Minas Gerais.  The main categories for evaluation by the adjudication committee, in a very wide range of categories, are the knowledge of and care for nature shown by personalities and companies of the State.

Apimec Award

Cemig’s Chief Officer for Finance and Investor Relations, Luiz Fernando Rolla, was elected the Best Investor Relations Professional of 2011 in the 2012 Apimec Awards. These awards, now in their 39th year, are given by the Brazilian Association of Capital Markets Investment Analysts and Professionals (Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais, or Apimec). They recognize institutions and professionals that have contributed, during the year, to the development and improvement of the financial and capital markets and of investment professionals.

Sport-Friendly Entrepreneur Award

The “Sport-Friendly Entrepreneur” award (Prêmio Empresário Amigo do Esporte) recognizes supporters of sports and para-sports projects that have contributed, through the Sport Incentive Law, to the development and strengthening of Brazilian sport in its various forms. Cemig won first place for Minas Gerais State, in the Best Friend of Sport in the States category.

Companies that Communicate Best with Journalists

For the second year running, Brazilian journalists chose Cemig as the Company that Best Communicates with Journalists, in the electricity sector.  The award is promoted by the magazine Negócios da Comunicação (Communications Business), and given in the presence of the chosen companies in 31 economic segments evaluated. The award aims to recognize the quality of companies’ relationship with journalists, and to highlight the level of treatment that they give to media professionals in terms of access, availability, and ease of discovering corporate, sector and general information.

14th Abrasca Best Annual Report survey — Honorable Mention

Cemig’s Annual Report published in 2012 was highlighted under the Strategy criterion of the 14th annual Abrasca Awards, given by the Brazilian Listed Companies’ Association (Associação Brasileira das Companhias Abertas — Abrasca). The award was created to encourage companies to optimize the quality of information presented to the market, and thus to continuously improve corporate governance mechanisms. In a points system, Cemig received 94.33 out of a maximum of 100, and had the highest mark in four categories, one of which, for example, was Social and Environmental Aspects.

The National Quality Prize (PNQ)

Cemig GT, Cemig’s wholly-owned subsidiary, won first place in Brazil’s 2012 National Quality Prize (PNQ). The PNQ is Brazil’s most important award recognizing management quality: it encourages improvement in quality of management and increase of competitiveness among Brazilian organizations.

IR Magazine Brazil Awards

IR Magazine Brazil elected Cemig the company with the best investor relations in the energy and basic services category; and also the best conference call, and the best meeting with the investment analysts’ community.

The awards given at the event, coordinated by IR Magazine (Revista RI) and the Brazilian Investor Relations Institute (Instituto Brasileiro de Relações com Investidores — IBRI) represent recognition of the commitment of Cemig’s management to its stockholders, and the efficient and competent work of the whole of the Company’s Investor Relations team.

ICO2 — The Carbon Efficient Index

Cemig was selected for the third time running for inclusion in Brazil’s Carbon Efficient Index (the Índice Carbono Eficiente, or ICO2).

Developed by the BM&FBovespa and the BNDES, the ICO2 is an indicator based on portfolio of the IBrX—501 index, which weighs participating stocks by the relationship between companies’ gross revenue and greenhouse gas emissions, that is to say it their efficiency in carbon emissions.

Cemig’s significant position in this index reflects its commitment to actions related to climate change — which are expressed in its public commitment document “10 Initiatives for the Climate” (10 Iniciativas para o Clima).

Cemig was also recognized by the Carbon Disclosure Project (CDP), a non-governmental organization that holds the world’s largest corporate databank on climate change, as one of the 10 Brazilian companies with the best performance in taking effective action to mitigate the causes of climate change.

FINAL CONSIDERATIONS

The Management of Cemig is grateful to the Government of Minas Gerais State, the Company’s majority stockholder, for the confidence and support it has shown in 2012. We also extend our thanks to the other federal, state and municipal authorities, the communities served by the Company, its stockholders and other investors — and, especially, the dedication of its skilled and able body of employees.

SOCIAL STATEMENT (CEMIG — CONSOLIDATED)

	2012	2011
1 - Basis of calculations	Amount (R$ ’000)	Amount (R$ ’000)
Net sales revenue (NR)	18,460,375	15,748,716
Operational profit (OP)	4,082,602	4,303,312
Gross payroll (GP)	1,218,975	1,131,846

2 - Internal social indicators	Amount R$ ’000	% of GP	% of NR	Amount R$ ’000	% of GP	% of NR
Food	73,217	6.01	0.4	70,032	6.19	0.44
Mandatory charges and payments based on payroll	276,948	22.72	1.5	278,467	24.6	1.77
Private pension plan	71,554	5.87	0.39	67,393	5.95	0.43
Health	43,185	3.54	0.23	43,849	3.87	0.28
Safety and medicine in the workplace	10,831	0.89	0.06	10,786	0.95	0.07
Education	1,691	0.14	0.01	2,182	0.19	0.01
Culture	76	0.01	—	88	0.01	—
Training and professional development	26,501	2.17	0.14	26,200	2.31	0.17
Provision of or assistance for day-care centers	2,036	0.17	0.01	1,854	0.16	0.01
Profit sharing	243,655	19.99	1.32	218,156	19.27	1.39
Others	17,443	1.43	0.09	16,539	1.46	0.11
Internal social indicators — Total	767,137	62.93	4.15	735,546	64.96	4.68

3 - External social indicators	Amount R$ ’000	% of OP	% of NR	Amount R$ ’000	% of OP	% of NR
Education	1,200	0.03	0.01	1,024	0.02	0.01
Culture	20,275	0.53	0.11	15,273	0.35	0.10
Other donations/subsidies / ASIN project / Sport	57,730	1.51	0.31	84,600	1.97	0.54
Total contributions to society	79,205	2.07	0.43	100,897	2.34	0.65
Taxes (excluding obligatory payroll-related amounts)	8,681,608	227.19	47.03	8,058,517	187.23	51.17
External social indicators — Total	8,760,813	229.26	47.46	8,159,414	189.57	51.82

4 - Environmental indicators	Amount R$ ’000	% of OP	% of NR	Amount R$ ’000	% of OP	% of NR
Capital expenditure related to company operations	163,177	4.27	0.88	116,532	2.71	0.74
In relation to setting of annual targets to minimize toxic waste and consumption during operations, and increase the efficacy of use of natural resources, the company:	(X) has no targets ( ) meets 0–50% of targets		( ) meets 51–75% of targets ( ) meets 76–100% of targets	(X) has no targets ( ) meets 0–50% of targets		( ) meets 51–75% of targets ( ) meets 76–100% of targets

5 - Workforce indicators	2012	2011
Number of employees at end of period	8.368	8.706
Number of hirings during period	4	7
Number of outsourced employees	NA	NA
Number of interns	505	344
Number of employees over 45 years old	3,928	3,887
Number of women employed	1,089	1,131
% of supervisory positions held by women	12.2	12.6
Number of African-Brazilian employees	2,628	2,752
% of supervisory positions held by African-Brazilians	13.64	13.77
Number of employees with disabilities	41	47

6 - Corporate citizenship	2012			2013 targets
Ratio of highest to lowest compensation		21.05			NA
Total number of work accidents		63 Own employees			NA
Who selects the social and environmental projects developed by the company?	( ) senior management	(X) senior management and line managers	( ) all the employees	( ) senior management	(X) senior management and line managers	( ) all the employees
Who decides the company’s work environment health and safety standards?	( ) senior management and line managers	(X) all the employees	( ) All teams + CIP A*	( ) senior management and line managers	(X) all the employees	( ) All teams + CIP A*
In relation to labor union freedom, the right to collective bargaining and/or internal employee representation, the company:	( ) doesn’t get involved	(X) follows ILO rules	( ) encourages and follows ILO	( ) will not get involved	(X) will follow ILO rules	( ) will encourage and follow ILO
The company pension plan covers:	( ) senior management	( ) senior management and line managers	(X) all the employees	( ) senior management	( ) senior management and line managers	(X) all the employees
The profit-sharing program covers:	( ) senior management	( ) senior management and line managers	(X) all the employees	( ) senior management	( ) senior management and line managers	(X) all the employees
In selection of suppliers, the standards of ethics and social and environmental responsibility adopted by the company:	( ) are not considered	( ) are suggested	(x) are required	( ) will not be considered	( ) will be suggested	(X) will be required
In relation to employee participation in volunteer work programs, the company:	( ) doesn’t get involved	( ) supports	(X) organizes and encourages	( ) will not get involved	( ) will support	(X) will organize and encourage
Total number of consumer complaints and criticisms:	In the company NA	At Procon NA	In Court NA	In the company NA	At Procon NA	In Court NA
% of complaints and criticisms met or solved:	In the company NA	At Procon NA	In Court NA	In the company NA	At Procon NA	In Court NA
Total added value distributable (R$ ’000)	In 2012:			In 2011:	14,383,065
Distribution of added value (DVA)	51.93% government 24.31% stockholders 9.92% employees 12.56% others 1.28% retained			56.72% government 16.32% stockholders 10.95% employees 15.15% others 0.86% retained
Other information:	(*) CIPA = Internal Accident Prevention Committee.

I — In 2012, Cemig invested a total of R$ 151.9 million in the environment: R$ 91 million in putting new projects in place; and R$ 60.9 million in environmental management — including R$ 6.63 million in environment-related research projects. A total of R$ 11.225 million was invested in Consortia in which Cemig participates. New projects in which environmental investment was made include the Paracambi and Guanhães Small Hydro Plants, and the Santo Antônio and Belo Monte hydroelectric complexes.

II — The quality of water of Cemig’s principal reservoirs is monitored regularly, in a network covering eight river basins of Minas Gerais (the Grande, Paranaíba, Pardo, São Francisco, Doce, Paraíba do Sul, Itabapoana and Jequitinhonha rivers), comprising a total of 43 reservoirs and  250 stations collecting physical, chemical and biological data.

III — In 2012 Cemig dealt with 26,800 tons of waste: 26,300 tons were sold or recycled, 459 tons were co-processed or incinerated and six tons were disposed of in industrial landfill. Among these amounts: 115 tons of insulating mineral oil not appropriate for use were sold, and 364 tons of oil-impregnated waste and 17 tons of IPE were co-processed.  The total also breaks down into 1,200 tons of hazardous wastes, and 25,600 tons of non-hazardous wastes.

MEMBERS OF BOARDS

BOARD OF DIRECTORS

Dorothea Fonseca Furquim Werneck	Paulo Sérgio Machado Ribeiro
Djalma Bastos de Morais	Lauro Sérgio Vasconcelos David
Wando Pereira Borges	Marco Antonio Rodrigues da Cunha
Arcângelo Eustáquio Torres Queiroz	Franklin Moreira Gonçalves
Francelino Pereira dos Santos	Leonardo Maurício Colombini Lima
João Camilo Penna	Guilherme Horta Gonçalves Júnior
Joaquim Francisco de Castro Neto	Adriano Magalhães Chaves
Fuad Jorge Noman Filho	Luiz Augusto de Barros
Guy Maria Villela Paschoal	Christiano Miguel Moysés
Eduardo Borges de Andrade	Tarcísio Augusto Carneiro
Otávio Marques de Azevedo	Paulo Márcio de Oliveira Monteiro
Paulo Roberto Reckziegel Guedes	Marina Rosenthal Rocha
Ricardo Coutinho de Sena	Newton Brandão Ferraz Ramos
Saulo Alves Pereira Junior	José Augusto Gomes Campos

Aristóteles Luiz Menezes Vasconcellos Drummond	Marcus Eolo de Lamounier Bicalho
Luiz Guaritá Neto	Ari Barcelos da Silva
Thales de Souza Ramos Filho	Aliomar Silva Lima
Vicente de Paulo Barros Pegoraro	Newton de Moura
Helton da Silva Soares

EXECUTIVE BOARD

NAME	POSITION
Djalma Bastos de Morais	CEO
Arlindo Porto Neto	Deputy CEO
Fernando Henrique Schüffner Neto	Chief Business Development Officer
Frederico Pacheco de Medeiros	Chief Corporate Management Officer
José Carlos de Mattos	Chief Officer for the Gas Division
Ricardo José Charbel	Chief Distribution and Sales Officer
José Raimundo Dias Fonseca	Chief Trading Officer
Luiz Fernando Rolla	Chief Finance and Investor Relations Officer
Luiz Henrique de Castro Carvalho	Chief Generation and Transmission Officer
Luiz Henrique Michalick	Chief Institutional Relations and Communication Officer
Maria Celeste Morais Guimarães	Chief Counsel

INVESTOR RELATIONS

Investor Relations Office:

Tel.:                     (31) 3506-5024  —  3506-5028

Fax:                    (31) 3506-5025  —  3506-5026

Web: www.cemig.com.br

E-Mail: ri@cemig.com.br

STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2012 AND 2011, AND JANUARY 1, 2011

ASSETS

R$ ’000

		Consolidated			Holding company
	Note	2012	2011 (Reclassified)	Jan. 1, 2011 (Reclassified)	2012	2011 (Reclassified)	Jan. 1, 2011 (Reclassified)
CURRENT
Cash and cash equivalents	6	2,485,810	2,862,490	2,979,693	1,057,122	226,695	302,741
Securities — Cash investments	7	1,557,804	358,987	321,858	27,363	180,000	55
Consumers and traders	8	2,346,520	2,549,546	2,262,585	—	—	—
Concession holders — Transport of electricity		505,456	427,060	400,556	—	—	—
Financial assets of the concession	13	1,040,720	1,120,035	625,332	—	—	—
Recoverable taxes	9	360,064	354,126	374,430	62,100	72,570	5,233
Income tax and Social Contribution tax recoverable	10 a	263,392	220,760	489,813	—	—	—
Traders — Transactions in “Free Energy”		20,755	22,080	29,959	—	—	—
Dividends receivable		—	—	—	511,043	195,196	230,405
Linked funds		132,495	3,386	14,241	233	99	190
Inventories		68,092	54,430	41,080	12	15	16
Provision for gains on financial instruments	28	31,734	—	—	—	—	—
Accounts receivable from Minas Gerais state government	12	2,422,099	—	—	2,422,099	—	—
Other credits		755,138	558,749	546,029	12,522	8,702	13,699
TOTAL, CURRENT		11,990,079	8,531,649	8,085,576	4,092,494	683,277	552,339

NON-CURRENT
Securities — Cash investments	7	161,750	—	—	7,627	—	—
Accounts receivable from Minas Gerais state government	12	—	1,830,075	1,837,088	—	—	—
Receivables Investment Fund	12	—	—	—	—	1,010,079	946,571
Deferred income tax and Social Contribution tax	10 b	1,451,794	1,235,869	1,218,126	357,354	424,449	345,472
Recoverable taxes	9	445,293	327,949	139,883	4,757	4,334	426
Income tax and Social Contribution tax recoverable	10 a	34,348	23,605	83,438	27,911	19,548	80,117
Escrow deposits in litigation	11	1,420,275	1,387,711	1,027,206	270,702	275,720	195,517
Consumers and traders	8	315,288	158,770	95,707	—	—	—
Concession holders — Transport of electricity		10,440	11,931	—	—	—	—
Other credits		267,590	172,436	138,413	39,788	50,695	31,737
Financial assets of the concession	13	11,166,495	9,086,251	7,671,836	—	—	—
Investments	14	225,599	176,740	—	12,253,148	11,994,523	11,313,969
Property, plant and equipment	15	8,810,529	8,661,791	8,228,513	1,584	1,723	2,066
Intangible assets	16	4,473,481	5,404,106	4,948,177	981	657	838
TOTAL, NON-CURRENT		28,782,882	28,477,234	25,388,387	12,963,852	13,781,728	12,916,713
TOTAL ASSETS		40,772,961	37,008,883	33,473,963	17,056,346	14,465,005	13,469,052

The Explanatory Notes are an integral part of the Financial Statements.

STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2012 AND 2011, AND JANUARY 1, 2011

LIABILITIES

R$ ’000

		Consolidated			Holding company
	Note	2012	2011 (Reclassified)	Jan 1, 2011 (Reclassified)	2012	2011 (Reclassified)	Jan 1, 2011 (Reclassified)
Suppliers	17	1,735,462	1,189,848	1,121,009	12,338	12,059	1,687
Regulatory charges	20	412,840	368,229	384,415	—	—	—
Profit shares		86,256	89,512	116,183	7,776	9,357	5,129
Taxes	18a	569,008	516,553	403,533	60,119	35,740	32,836
Income tax and Social Contribution tax	18b	127,187	129,384	137,035	—	—	—
Interest on Equity, and dividends, payable		3,478,810	1,243,086	1,153,895	3,478,810	1,243,086	1,153,895
Loans and financings	19	5,158,989	4,354,518	1,546,228	1,102,721	1,011,830	373,599
Debentures	19	1,947,317	3,466,542	656,338	—	—	—
Payroll and related charges		260,047	271,891	243,258	11,169	12,987	12,478
Post-retirement liabilities	21	88,932	100,591	99,220	2,520	3,706	3,703
Provision for losses on financial instruments	28	—	23,501	69,271	—	—	—
Debt to related parties		—	—	—	11,132	8,646	6,687
Concessions payable		18,002	7,990	—	—	—	—
Other obligations		424,522	407,701	472,973	15,147	15,137	14,655
TOTAL, CURRENT		14,307,372	12,169,346	6,403,358	4,701,732	2,352,548	1,604,669

NON-CURRENT
Regulatory charges	20	169,632	262,202	142,481	—	—	—
Loans and financings	19	4,125,587	5,254,776	6,113,759	—	18,397	36,794
Debentures	19	4,938,417	2,703,233	4,910,165	—	—	—
Taxes	18a	1,003,301	897,087	692,803	—	—	—
Income tax and Social Contribution tax	10b	947,870	885,160	983,528	—	—	—
Provisions	22	468,186	549,439	370,907	146,089	185,952	187,553
Concessions payable		191,815	129,696	117,802	—	—	—
Post-retirement liabilities	21	2,229,081	2,186,568	2,061,608	101,965	96,245	92,349
Provision for losses on financial instruments	28	1,319	—	—	—	—	—
Other obligations		346,319	226,428	201,419	62,498	66,915	71,554
TOTAL, NON-CURRENT		14,421,527	13,094,589	15,594,472	310,552	367,509	388,250
TOTAL LIABILITIES		28,728,899	25,263,935	21,997,830	5,012,284	2,720,057	1,992,919

STOCKHOLDERS’ EQUITY	23
Share capital		4,265,091	3,412,073	3,412,073	4,265,091	3,412,073	3,412,073
Capital reserves		3,953,850	3,953,850	3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves		2,856,176	3,292,871	2,873,253	2,856,176	3,292,871	2,873,253
Adjustments to Stockholders’ equity		968,945	1,086,154	1,209,833	968,945	1,086,154	1,209,833
Funds allocated to increase of capital		—	—	27,124	—	—	27,124
TOTAL OF STOCKHOLDERS’ EQUITY		12,044,062	11,744,948	11,476,133	12,044,062	11,744,948	11,476,133
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		40,772,961	37,008,883	33,473,963	17,056,346	14,465,005	13,469,052

The Explanatory Notes are an integral part of the Financial Statements.

PROFIT AND LOSS ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

R$ ’000 (except Net profit per share)

		Consolidated		Holding company
	Note	2012	2011 Reclassified	2012	2011 Reclassified
REVENUE	24	18,460,375	15,748,716	334	347

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS	25
Electricity bought for resale		(5,951,272)	(4,277,980)	—	—
Charges for the use of the national grid		(1,010,596)	(830,024)	—	—
Gas purchased for resale		(495,114)	(329,105)	—	—
		(7,456,982)	(5,437,109)	—	—
COST	25		—		—
Personnel and managers		(1,025,703)	(933,954)	—	—
Materials		(67,522)	(72,801)	—	—
Outsourced services		(831,760)	(739,674)	—	—
Depreciation and amortization		(948,546)	(910,319)	—	—
Operational provisions		(36,064)	(70,598)	—	—
Royalties for use of water resources		(186,384)	(153,979)	—	—
Infrastructure construction cost		(1,630,194)	(1,529,269)	—	—
Other		(200,378)	(152,463)	—	—
		(4,926,551)	(4,563,057)	—	—

TOTAL COST		(12,383,533)	(10,000,166)	—	—

GROSS PROFIT		6,076,842	5,748,550	334	347

OPERATIONAL EXPENSES	25
Selling expenses		(348,071)	(189,820)	—	—
General and administrative (expenses) / reversals		(1,280,470)	(840,961)	(496,475)	(68,915)
Other operational expenses		(626,920)	(413,713)	(22,771)	(23,423)
		(2,255,461)	(1,444,494)	(519,246)	(92,338)

Equity gain (loss) in subsidiaries		(3,272)	(744)	2,638,623	2,466,638
Gain on dilution of interest in jointly-controlled subsidiaries		264,493	—	—	—

Profit before Financial revenue (expenses) and taxes		4,082,602	4,303,312	2,119,711	2,374,647

Financial revenues	26	3,210,239	994,995	2,476,610	173,469
Financial expenses	26	(1,957,915)	(1,965,266)	(137,282)	(113,891)
Profit before taxes		5,334,926	3,333,041	4,459,039	2,434,225

Income tax and Social Contribution tax	10c	(1,504,093)	(1,111,451)	(119,019)	(143,287)
Deferred income tax and Social Contribution tax	10c	440,852	193,860	(68,335)	124,512
NET PROFIT FOR THE YEAR		4,271,685	2,415,450	4,271,685	2,415,450

Basic and diluted profit per preferred share	23	5.01	2.83	5.01	2.83
Basic and diluted profit per common share	23	5.01	2.83	5.01	2.83

The Explanatory Notes are an integral part of the Financial Statements.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

R$ ’000

	Consolidated		Holding company
	2012	2011	2012	2011 Reclassified

NET PROFIT FOR THE YEAR	4,271,685	2,415,450	4,271,685	2,415,450

OTHER COMPREHENSIVE INCOME
Foreign exchange conversion differences on transactions outside Brazil	4,671	6,126	—	—

Equity gain on Other comprehensive income in Subsidiary and Jointly-controlled subsidiary	—	—	3,721	5,300

Cash flow hedge instruments	(1,439)	(1,252)	—	—
Deferred income tax and Social Contribution tax	489	426	—	—
	(950)	(826)	—	—

COMPREHENSIVE INCOME FOR THE YEAR	4,275,406	2,420,750	4,275,406	2,420,750

The Explanatory Notes are an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

R$ ’000

	Share capital	Capital reserves	Profit reserves	Valuation adjustment to Stockholders’ equity	Retained earnings (loss)	Funds allocated to increase of capital	Total of Stockholders’ equity
BALANCE ON JANUARY 1, 2011	3,412,073	3,953,850	2,873,253	1,209,833	—	27,124	11,476,133
Net profit for the year	—	—	—	—	2,415,450	—	2,415,450
Other comprehensive income:
Foreign exchange conversion differences on transactions outside Brazil	—	—	—	6,126	—	—	6,126
Cash flow hedge instruments	—	—	—	(826)	—	—	(826)
Total comprehensive income for the year	—	—	—	5,300	—	—	5,300

Transactions with stockholders recorded directly in Stockholders’ equity
Ordinary Dividends (R$ 1.77 per share)	—	—	—	—	(1,207,725)	—	(1,207,725)
Extraordinary Dividends (R$ 1.25 per share)	—	—	(850,000)	—	—	—	(850,000)
Proposed additional dividend for 2010 paid in 2011 (R$ 0.10 per share)	—	—	(67,086)	—	—	—	(67,086)
Proposed additional dividend for 2011 (R$ 0.13 per share)	—	—	86,316	—	(86,316)	—	—
Other changes in Stockholders’ equity
Return of funds received for capital increase	—	—	—	—	—	(27,124)	(27,124)
Constitution of Reserves
Legal reserve	—	—	109,210	—	(109,210)	—	—
Profits reserve	—	—	1,141,178	—	(1,141,178)	—	—
Realization of reserves
Adjustments to Stockholders’ equity — cost attributed to PP&E	—	—	—	(128,979)	128,979	—	—
BALANCES ON DECEMBER 31, 2011	3,412,073	3,953,850	3,292,871	1,086,154	—	—	11,744,948
Net profit for the year	—	—	—	—	4,271,685	—	4,271,685
Other comprehensive income:
Foreign exchange conversion differences on transactions outside Brazil	—	—	—	4,671	—	—	4,671
Cash flow hedge instruments	—	—	—	(950)	—	—	(950)
Total comprehensive income for the year	—	—	—	3,721	4,271,685	—	4,275,406

Increase in registered capital	853,018	—	(853,018)	—	—	—	—
Transactions with stockholders recorded directly in Stockholders’ equity
Ordinary dividends
Ordinary dividends (R$ 0.62 per share)	—	—	—	—	(589,976)	—	(589,976)
Interest on Equity (R$ 1.99 per share)	—	—	—	—	(1,700,000)	—	(1,700,000)
Extraordinary dividends (R$ 1.88 per share)	—	—	(1,600,000)	—	—	—	(1,600,000)
Proposed additional dividend for 2011 (R$ 0.11 per share)	—	—	(86,316)	—	—	—	(86,316)
Proposed additional dividend for 2012 (R$ 0.74 per share)	—	—	628,131	—	(628,131)	—	—
Other changes in Stockholders’ equity
Constitution of Reserves
Legal reserve	—	—	170,603	—	(170,603)	—	—
Retention of profits	—	—	1,303,905	—	(1,303,905)	—	—
Realization of reserves
Adjustments to Stockholders’ equity — cost attributed to PP&E	—	—	—	(120,930)	120,930	—	—
BALANCES ON DECEMBER 31, 2012	4,265,091	3,953,850	2,856,176	968,945	—	—	12,044,062

The Consolidated statements of changes in stockholders’ equity substantially reflect the changes in stockholders’ equity of the Holding company.

The Explanatory Notes are an integral part of the Financial Statements.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

R$ ’000

	Consolidated		Holding company
	2012	2011 Reclassified	2012	2011 Reclassified
CASH FLOW FROM OPERATIONS
Net profit for the year	4,271,685	2,415,450	4,271,685	2,415,450
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	1,063,241	917,591	187,354	18,775
Depreciation and amortization	1,000,556	982,669	330	370
Net write-offs of PP&E and intangible assets	128,084	21,434	—	183
Equity gain (loss) in subsidiaries	3,272	744	(2,638,623)	(2,466,638)
Interest and monetary updating	(2,074,790)	545,600	(2,364,983)	(99,876)
Gain on dilution of interest in jointly-controlled subsidiaries	(264,493)	—	—	—
Monetary updating of the FIDC	—	—	—	(63,508)
Provisions for operational losses	638,840	342,161	363,299	(1,892)
Post-retirement liabilities	264,031	286,578	14,710	13,671
Others	—	85,520	—	(29)
	5,030,426	5,597,747	(166,228)	(183,494)
(Increase) / decrease in assets
Consumers and traders	(354,457)	(540,157)	—	—
Recoverable taxes	(131,639)	(167,761)	10,047	34,859
Income tax and Social Contribution tax recoverable	133,929	101,276	45,588	(196,865)
Escrow deposits in legal actions	(34,265)	(225,658)	5,018	54,643
Dividends received from subsidiaries	—	—	2,133,748	2,285,883
Financial assets	812,046	659,702	—	—
Other	(446,238)	119,943	13,972	(35,692)
	(20,624)	(52,655)	2,208,373	2,142,828
Increase (reduction) in liabilities
Suppliers	548,622	68,839	279	10,372
Taxes	195,987	402,459	(94,640)	44,508
Payroll and related charges	(13,359)	28,633	(3,399)	509
Regulatory charges	(41,511)	103,535	—	—
Post-retirement liabilities	(233,177)	(160,247)	(10,176)	(9,772)
Others	224,812	(122,296)	(1,921)	2,321
	681,374	320,923	(109,857)	47,938

Cash from operational activities	5,691,176	5,866,015	1,932,288	2,007,272
Interest on loans and financings	(1,208,844)	(1,082,453)	(100,800)	(32,665)
Income tax and Social Contribution tax paid	(1,367,874)	(885,373)	—	(41,604)
NET CASH FROM OPERATIONAL ACTIVITIES	3,114,458	3,898,189	1,831,488	1,933,003

	Consolidated		Holding company
	2012	2011 Reclassified	2012	2011 Reclassified
CASH FLOWS FROM INVESTMENT ACTIVITIES
In short-term investments	(1,360,567)	(37,129)	145,010	(179,945)
In financial assets	(160,256)	(1,025,894)	—	—
Redemption of the CRC Account	1,497,570	—	1,355,715	—
Injection of cash into FIDC Fund	—	—	(750,519)	—
Net cash received on dilution in jointly-controlled subsidiary	667,891	—	—	—
Acquisition of jointly-controlled subsidiary, net of cash acquired	(361,147)	—	—	—
Investments	(115,633)	(177,484)	(65,876)	(411,012)
In PP&E	(598,123)	(924,223)	(31)	—
In intangible assets	(1,670,219)	(1,851,993)	(484)	—
NET CASH USED IN (FROM) INVESTMENT ACTIVITIES	(2,100,484)	(4,016,723)	683,815	(590,957)

CASH FLOW IN FINANCING ACTIVITIES
Loans, financings and debentures	7,195,242	4,255,451	1,081,105	1,000,000
Payment of loans, financings and debentures	(6,838,312)	(2,218,500)	(1,018,397)	(368,397)
Injection of cash into FIDC Fund	—	—	—	(14,075)
Interest on Equity, and dividends	(1,747,584)	(2,035,620)	(1,747,584)	(2,035,620)
NET CASH USED IN (FROM) FINANCING ACTIVITIES	(1,390,654)	1,331	(1,684,876)	(1,418,092)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(376,680)	(117,203)	830,427	(76,046)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,862,490	2,979,693	226,695	302,741
End of the year	2,485,810	2,862,490	1,057,122	226,695
	(376,680)	(117,203)	830,427	(76,046)

The Explanatory Notes are an integral part of the Financial Statements.

STATEMENTS OF ADDED VALUE

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

R$ ’000

	Consolidated				Holding company
	2012		2011 Reclassified		2012		2001 Reclassified
REVENUE
Sales of electricity, gas and services	24,447,369		21,227,039		334		347
Distribution construction revenue	1,445,840		1,412,407		—		—
Generation construction revenue	160,257		120,170		—		—
Gas construction revenue	24,856		6,550		—		—
Investments in property, plant and equipment	431,379		538,873		—		—
Allowance for doubtful receivables	(315,201)		(163,629)		—		—
	26,194,500		23,141,410		334		347
INPUTS ACQUIRED FROM THIRD PARTIES
Electricity bought for resale	(6,359,153)		(4,600,354)		—		—
Charges for use of the national grid	(1,117,627)		(923,484)		—		—
Outsourced services	(2,020,030)		(2,039,157)		(22,451)		(12,962)
Gas purchased for resale	(495,114)		(329,105)		—		—
Materials	(969,401)		(853,809)		(182)		(222)
Operational provisions	(466,605)		(93,982)		(400,613)		1,892
Other operational costs	(589,149)		(302,406)		(37,931)		(19,153)
	(12,017,079)		(9,142,297)		(461,177)		(30,445)

GROSS VALUE ADDED	14,177,421		13,999,113		(460,843)		(30,098)

RETENTIONS
Depreciation and amortization	(1,000,556)		(973,732)		(330)		(370)
NET ADDED VALUE PRODUCED BY THE COMPANY	13,176,865		13,025,381		(461,173)		(30,468)

ADDED VALUE RECEIVED BY TRANSFER
Gain on dilution of interest in jointly-controlled subsidiaries	264,493		—		—		—
Equity gain (loss) in subsidiaries	(3,272)		(744)		2,638,623		2,466,638
Financial revenues	3,251,864		1,037,343		2,518,276		215,425
	3,513,085		1,036,599		5,156,899		2,682,063

ADDED VALUE TO BE DISTRIBUTED	16,689,950		14,061,980		4,695,726		2,651,595

DISTRIBUTION OF ADDED VALUE		%		%		%		%

Employees	1,656,256	9.92	1,540,085	10.95	45,110	0.97	51,274	1.93
Direct remuneration	1,206,615	7.23	1,109,400	7.89	21,855	0.47	26,173	0.99
Benefits	352,280	2.11	349,791	2.49	19,067	0.41	18,069	0.68
FGTS Fund	64,197	0.38	60,620	0.43	3,318	0.07	3,251	0.12
Other	33,164	0.20	20,274	0.14	870	0.02	3,781	0.14

Taxes	8,666,467	51.93	7,976,286	56.72	240,668	5.12	70,005	2.64
Federal	4,699,287	28.16	4,358,802	31.00	240,459	5.12	69,892	2.64
State	3,956,598	23.71	3,609,622	25.67	174	—	58	—
Municipal	10,582	0.06	7,862	0.05	35	—	55	—

Remuneration of external capital	2,095,542	12.56	2,130,160	15.15	138,263	2.94	114,867	4.34
Interest	1,983,939	11.89	2,035,702	14.48	137,281	2.92	113,891	4.30
Rentals	111,603	0.67	94,458	0.67	982	0.02	976	0.04

Remuneration of own capital	4,271,685	25.59	2,415,449	17.18	4,271,685	90.97	2,415,449	91.09
Interest on Equity, and dividends	2,918,107	17.48	2,294,677	16.32	2,289,976	48.77	2,294,677	86.54
Retained earnings	1,353,578	8.11	120,772	0.86	1,981,709	42.20	120,772	4.55
	16,689,950	100.00	14,061,980	100.00	4,695,726	100.00	2,651,595	100.00

The Explanatory Notes are an integral part of the Financial Statements.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

ON DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures in R$ ’000, except where otherwise indicated)

1.                  OPERATIONAL CONTEXT

a)      The Company

Companhia Energética de Minas Gerais (“Cemig” or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded at Corporate Governance Level 1 on the BM&F Bovespa (“Bovespa”), through ADRs on the New York Stock Exchange (“NYSE”), and on the stock exchange of Madrid (“Latibex”). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objectives of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On December 31, 2012, Cemig’s consolidated current liabilities exceeded its consolidated current assets by R$ 2,317,293. This excess was primarily due to the transfers to consolidated Current liabilities of loans and financings, due to non-compliance with restrictive covenants in the contracts of Cemig D (Distribution) and as a result of the flow of payments on the existing contracts, added to the funding raised due to the increase in the average price of electricity brought for resale caused by the higher dispatching of thermal plants. In relation to the restrictive covenants it should be pointed out that the Company is in the process of obtaining the waivers from the creditors so that immediate or early payment is not demanded of the amounts payable at December 31, 2012, and has the expectation of obtaining these consents in 2013, at which moment the subsidiary will reclassify those balances to Non-current liabilities.

Management monitors the Company’s cash flow, and is assessing measures to adjust its present situation to the levels considered appropriate to meet its needs, including renegotiations of financings or new transactions to raise funds in the market. As an example, we draw attention to the Third Issue of Non-convertible debentures by Cemig D, on February 15, 2013, in the amount of R$ 2,160 million, which funds were allocated to redemption in full of the commercial promissory notes of Cemig D’s fifth and sixth issues.

Cemig has stockholdings in the following companies that were operational on December 31, 2012:

•                  Cemig Geração e Transmissão S.A. (“Cemig GT” or “Cemig Generation and Transmission”) (Subsidiary) — registered with the CVM (Brazilian Securities Commission): Generation and transmission of electricity, through 53 power plants — 47 hydroelectric plants, 4 wind power plants and 2 thermal plants; and transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries that are at development phase:

• Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009.

• Baguari Energia S.A. (“Baguari Energia”) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State. The plant began operation of its units from September 2009 to May 2010.

• Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) (jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil.  Taesa has the following subsidiaries: ETAU — Empresa de Transmissão do Alto Uruguai S.A. (“ETAU”); Brasnorte Transmissora de Energia S.A. (“Brasnorte”); Abengoa Participações S.A.; União de Transmissoras de Energia Elétrica (“Unisa”); Nordeste Transmissora de Energia S.A (“NTE”);and Abengoa Participações Holding S.A. (“Abengoa”).

• Central Eólica Praias de Parajuru S.A. (“Parajuru”) (jointly controlled): Production and sale of electricity from the Praias de Parajuru wind farm at Beberibe, in the State of Ceará, Northern Brazil. The plant began operating in August 2009.

• Central Eólica Praias do Morgado S.A. (“Morgado”) (jointly controlled): Production and sale of electricity from the Praias do Morgado wind farm in the county of Acaraú in Ceará State. The plant began operating in May 2010.

• Central Eólica Volta do Rio S.A. (“Volta do Rio”) (jointly controlled): Production and sale of electricity from the Volta do Rio wind farm in the County of Acaraú in Ceará. The plant began operating in September 2010.

• Hidrelétrica Pipoca S.A. (“Pipoca”) (jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. This hydroelectric plant began operating in October 2010.

• Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled): Holder of a public service electricity transmission concession for transmission lines in the state of Mato Grosso. Began operating in June 2011.

• Madeira Energia S.A. (“Madeira”) (jointly controlled): Construction and commercial operation of the Santo Antônio hydroelectric generation plant, through its subsidiary Santo Antônio Energia S.A.  This plant is in the basin of the Madeira River, in the State of Rondônia, and began commercial operation in March 2012.  For more details see Explanatory Note 14.

The jointly-controlled subsidiary Madeira Energia S.A. and its subsidiary are incurring establishment costs in the construction of the Santo Antônio Hydroelectric Plant. On December 31, 2012 the value of the fixed asset built with this expenditure totaled R$ 14,527,352. According to the financial forecasts prepared by its management, this will be fully offset by future revenues generated when the unit starts operating.

On December 31, 2012, the amount of the fixed asset proportion to the Company’s interest in this indirectly held subsidiary was R$ 1,452,735. During this phase of development of the project, the jointly-held subsidiary Madeira Energia S.A. has reported successive losses in its operations, and on December 31, 2012 its current liabilities exceeded its current assets by R$ 1,166,329.  The proportional effect in the Company is R$ 116,633. The Management of Madeira Energia S.A. has plans to resolve the situation of negative net working capital. As of this writing, Mesa depends on the financial support of its stockholders and/or on obtaining loans from third parties to continue operating.

• LightGer S.A. (“LightGer”) (jointly controlled): Independent power production through building and commercial operation of the hydroelectric potential referred to as the Paracambi Small Hydro Plant on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro. The plant began operating in May 2012.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at development stage:

• Guanhães Energia S.A. (“Guanhães Energia”) (jointly controlled): Production and sale of electricity through construction and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. First generation is scheduled for October 2013.

• Cemig Baguari Energia S.A. (“Cemig Baguari”) (subsidiary) — Production and sale of electricity as an independent power producer, in future projects.

• Amazônia Energia Participações S.A (“Amazônia”) (jointly-controlled): This is a special-purpose company created by Cemig GT and Light, for acquisition of an interest of 9.77% in Norte Energia S.A., the company holding the concession for the Belo Monte Hydroelectric Plant (“UHE Belo Monte”). Cemig GT owns 74.5% of Amazônia Energia, and Light owns 25.5%. The first rotor of Belo Monte is expected to begin operating in February 2015.

•                                          Cemig Distribuição S.A. (“Cemig D” or “Cemig Distribution”) (100%-held subsidiary) — registered with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in almost the whole of Minas Gerais State.

•                                          Light S.A. (“Light”) (jointly controlled): Corporate objects are to hold direct or indirect interests in other companies and, directly or indirectly, to operate electricity services, including generation, transmission, trading or distribution, and other related services. Light has the following subsidiaries and jointly-controlled subsidiaries:

• Light Serviços de Eletricidade S.A. (“Light Sesa”) (Subsidiary): A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

• Light Energia S.A. (“Light Energia”) (subsidiary): Listed company with the following principal objects: To study, plan, build, and commercially operate electricity generation, transmission and selling systems and related services. Owns equity interests in Central Eólica São Judas Tadeu Ltda., Central Eólica Fontainha Ltda., Guanhães Energia S.A. and Renova Energia S.A...

• Light Esco Prestação de Serviços Ltda. (“Light Esco”) (subsidiary): As well as its registered objects of purchase, sale, importation and exportation of electricity, Light Esco provides consultancy services in the electricity sector. Light Esco has a stockholding in EBL Companhia de Eficiência Energética S.A.

• Itaocara Energia Ltda. (“Itaocara Energia”) (Subsidiary): This company, whose principal objects are planning, construction, installation, and commercial operation of electricity generation plants, is still at development stage. It is a member of the Itaocara Hydro Plant Consortium for commercial operation of the Itaocara Hydroelectric Plant (51%). Cemig GT owns 49%.

• Lighter S.A. (“LightGer”): Company at development stage, formed to participate in auctions of concessions, authorizations and permissions in new plants. On December 24, 2008 LightGer obtained the installation license authorizing the start of works on the Paracambi Small Hydro Plant. It is jointly controlled by Light (51%) and Cemig GT (49%). The first generating unit is planned to start operating early in 2012.

• Light Soluções em Eletricidade Ltda. (“Light Soluções”): The name of this company was changed from Lighthidro under the bylaws dated January 27, 2011. Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

• Instituto Light para o Desenvolvimento Urbano e Social (“the Light Institute”) (subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

• Lightcom Comercializadora de Energia S.A. (“Lightcom”) (subsidiary): Purchase, sale, importation and exportation of electricity and general consultancy in the free and regulated electricity markets.

• Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly-controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in electricity, gas, water, sewerage and other utilities. Jointly owned by Light (51%) and Cemig (49%).

• CR Zongshen E-Power Fabricadora de Veículos S.A. (“E-Power”): (jointly-controlled): An unlisted corporation, at pre-operational stage, with the principal object of manufacturing two-wheeled electric vehicles under the Kasinski brand name. Light S.A. and CR Zongshen Fabricadora de Veículos S.A., under the name “Kasinski”, are the Company’s sole stockholders, respectively owning 20% and 80% of E-Power’s nominal common shares.

• Amazônia Energia Participações S.A. (“Amazônia Energia”) (jointly-controlled): An unlisted corporation whose objects are to be a stockholder in Norte Energia S.A. (NESA), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará and to manage this interest. It is jointly-controlled by Light S.A. (with 25.5%) and Cemig GT (74.5%)  Amazônia Energia holds 9.8% of the share capital of NESA, having significant influence in management, but without joint control.

•                  Sá Carvalho S.A. (“Sá Carvalho”) (subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (“Ipatinga”) (subsidiary): Production and sale, as an independent power producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•                  Companhia de Gás de Minas Gerais (“Gasmig”) (Jointly controlled): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais.

•                  Cemig Telecomunicações S.A. — Cemig Telecom (“CemigTelecom”) (previously named Infovias S.A.) (subsidiary): Provision and commercial operation of a specialized service in the area of telecommunications: an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 49% of Ativas Data Center (“Ativas”) (a jointly-controlled subsidiary), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and services for medium-sized and large corporations.

•                  Efficientia S.A. (“Efficientia”) (subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A. (“Horizontes”) (subsidiary) — Production and sale of electricity, as an independent power producer, through the hydroelectric power plants Machado Mineiro and Salto do Paraopeba in the State of Minas Gerais, and Salto do Voltão e Salto do Passo Velho in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (subsidiary): Production and sale of electricity as an independent power producer, in future projects.

•                 Rosal Energia S.A. (“Rosal”) (subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                  Empresa de Serviços e Comercialização de Energia Elétrica S.A. (ESCE) (previously named Central Hidrelétrica Pai Joaquim S.A.) (subsidiary) - Production and sale of electricity, as an independent power producer, in future projects.

•                  Cemig PCH S.A. (“Cemig PCH”) (subsidiary) - Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A. (“Capim Branco”) (subsidiary) - Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners.

•                  UTE Barreiro S.A. (“Barreiro”) (subsidiary): Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais;

•                  Cemig Trading S.A. (“Cemig Trading”) (subsidiary): Sale and intermediation of business transactions related to energy.

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                  Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled): Construction, operation and maintenance of national grid transmission lines and facilities of the Itutinga—Juiz de Fora transmission line.

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled): Construction, operation and maintenance of the Irapé—Araçuaí transmission line.

•                  Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled): Holder of the electricity transmission concession for a transmission line in the State of Pará. ETEP constituted the subsidiary Empresa Santos Dumont de Energia S.A. (ESDE), in which it holds 100%.

•                 Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled): Holder of the public electricity transmission service concession for two transmission lines in the States of Pará and Maranhão.

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled): Holder of the public electricity transmission service concession for a transmission line in the State of Pará.

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (Jointly controlled): Holder of the public service electricity transmission concession, for the transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE has holdings in the following transmission companies: Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly-controlled); Sistema de Transmissão Catarinense S.A. (“STC”) (subsidiary) and Lumitrans Companhia Transmissora de Energia Elétrica S.A. (“Lumitrans”) (subsidiary);

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled): Holder of a public electricity transmission service concession for transmission lines in the State of Santa Catarina;

•                  Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in electricity, gas, water, sewerage and other utilities. Jointly owned by Light (51%) and Cemig (49%);

•                  Transchile Charrúa Transmisión S.A. (“Transchile”) (jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line started operating in January 2010.

•                  Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line — part of the national grid. The transmission line started operating in April 2010.

•                  Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”) (jointly-controlled subsidiary): Holding company owning interests in other companies, Brazilian or foreign, through shares or share units, in any business activity. Parati holds an equity interest of 6.42% in Light.

•                  Cemig Serviços S.A. (“Cemig Serviços”) (subsidiary): Provision of services related to planning, construction, operation and maintenance of electricity generation, transmission and distribution systems, and provision of administrative, commercial and engineering services in the various fields of energy, from any source

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2.                  BASIS OF PREPARATION

2.1           Statement of compliance

The Financial Statements of the holding company have been prepared in accordance with accounting practices adopted in Brazil (BRGAAP),  which comprise: the Corporate Law, which incorporates the provisions of Laws 11638/07 and 11941/09; the Pronouncements, Orientations and Interpretations issued by the Brazilian Accounting Pronouncements Committee (“CPC”); and the rules of the Brazilian Securities Commission (“CVM”). These practices differ from the IFRS applicable to the separate Financial Statements in the matter of valuation of the investments in subsidiaries and jointly-controlled subsidiaries by the equity method, under BRGAAP, but at cost or fair value under IFRS.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil.

However, there is no difference in the totals for Stockholders’ equity and Net profit between the consolidated financial statements and the parent company financial statements. Thus, the consolidated financial statements of the Company and the individual financial statements of the holding company are presented here side-by-side in a single group of financial statements.

On April 16, 2013, the Company’s Executive Board authorized conclusion of the Financial Statements for the year ended December 31, 2012.

2.2           Basis of measurement

The individual and consolidated financial statements have been prepared based on historic cost, with the exception of the following material items recorded in the Statement of financial position (balance sheet):

•             Financial instruments and derivative financial instruments measured at fair value.

•             Non-derivative financial assets measured at fair value through profit or loss.

•             Financial assets held for trading measured at fair value.

•             Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

2.3           Functional currency and currency of presentation

These individual and consolidated financial statements are presented in Reais, which is the Company’s functional currency. All the financial information is presented in thousands of Reais, except where otherwise indicated.

2.4           Use of estimates and judgments

The preparation of the individual and consolidated financial statements, under IFRS and the rules of the CPC, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are revised continually, using as a reference both historic experience and also any significant changes of scenario that could affect the equity situation of the company or its results in the applicable items. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates related to the financial statements refer to recording of effects arising from:

•                  Allowance for doubtful accounts — see Note 8;

•                  Deferred income tax and Social Contribution tax — see Note 10;

•                  Financial assets of the Concession — see Note 13;

•                  Intangible assets — see Note 16;

•                  Depreciation — see Note 15;

•                  Amortization — see Note 16;

•                  Employee post-retirement benefits — see Note 21;

•                  Provisions — see Note 22 ;

•                  Unbilled electricity supplied — see Note 24; and

•                  Measurement of Fair Value and Derivative Financial Instruments — see Note 29.

2.5           Reclassification of accounting balances of Jan. 1, 2011 and Dec. 31, 2011

Certain balances in the financial statements for the business year ended December 31, 2011, originally issued on March 26, 2012, although not material in scale, are being reclassified for the purposes of comparison with the financial statements for the year ended December 31, 2012. In this case the Company made an error that was not material and was not intentional. Although the adjustments are not material in scale, individually or jointly, the Company decided to adjust the comparative balances of 2011 for the presentation of the financial statements for 2012, with the objective of maintaining the optimum comparison of the balances.

Below is a summary of the financial statements which had non-material reclassifications, to provide optimum comprehension of the effects:

Jan 1, 2011		Consolidated			Holding company
Statement of financial position	Note	Published	Reclassifications	Reclassified	Published	Reclassifications	Reclassified
Assets
Current
Linked funds	h	—	14,241	14,241	—	190	190
Other credits	h	560,270	(14,241)	546,029	13,889	(190)	13,699
Total, current assets		8,085,576	—	8,085,576	552,339	—	552,339

Assets
Non-current
Deferred income tax and Social Contribution tax	a; b	1,800,567	(582,441)	1,218,126	—	—	—
Financial assets of the concession	b	7,315,756	356,080	7,671,836	—	—	—
Intangible assets	b	4,803,687	144,490	4,948,177	—	—	—
Total, non-current assets		25,470,258	(81,871)	25,388,387	12,916,713	—	12,916,713
Total assets		33,555,834	(81,871)	33,473,963	13,469,052	—	13,469,052

Liabilities
Current
Loans and financings	h	1,573,885	(27,657)	1,546,228	—	—	—
Debentures	h	628,681	27,657	656,338	—	—	—
Total, current liabilities		6,403,358	—	6,403,358	1,604,669	—	1,604,669

Liabilities
Non-current
Loans and financings	h	6,244,475	(130,716)	6,113,759	—	—	—
Debentures	h	4,779,449	130,716	4,910,165	—	—	—
Income tax and Social Contribution tax	a	1,065,399	(81,871)	983,528	—	—	—
Total, non-current liabilities		15,676,343	(81,871)	15,594,472	11,476,133	—	11,476,133
Total liabilities		22,079,701	(81,871)	21,997,830	2,720,057	—	2,720,057
Total liabilities and stockholders’ equity		33,555,834	(81,871)	33,473,963	13,469,052	—	13,469,052

2011		Consolidated			Holding company
Statement of financial position	Note	Published	Reclassifications	Reclassified	Published	Reclassifications	Reclassified
Assets
Current
Linked funds	h	—	3,386	3,386	—	99	99
Other credits	h	562,135	(3,386)	558,749	8,801	(99)	8,702
Total, current assets		8,531,649	—	8,531,649	683,277	—	683,277
						—
Assets
Non-current
Deferred income tax and Social Contribution tax	a; b	2,036,086	(800,217)	1,235,869	—	—	—
Financial assets of the concession	b	8,777,822	308,429	9,086,251	—	—	—
Intangible assets	b	5,261,181	142,925	5,404,106	—	—	—
Concession holders — Transport of electricity	h	—	11,931	11,931	—	—	—
Other credits	h	184,367	(11,931)	172,436	—	—	—
Total, non-current assets		28,826,097	(348,863)	28,477,234	13,781,728	—	13,781,728
Total assets		37,357,746	(348,863)	37,008,883	14,465,005	—	14,465,005

Liabilities
Current
Loans and financings	h	4,382,069	(27,551)	4,354,518	—	—	—
Debentures	h	3,438,991	27,551	3,466,542	—	—	—
Provision for losses on financial instruments	h	25,143	(1,642)	23,501	—	—	—
Concessions payable	h	—	7,990	7,990	—	—	—
Other obligations	h	414,049	(6,348)	407,701	—	—	—
Total, current liabilities		12,169,346	—	12,169,346	2,352,548	—	2,352,548

Liabilities
Non-current
Loans and financings	h	5,358,450	(103,674)	5,254,776	—	—	—
Debentures	h	2,599,559	103,674	2,703,233	—	—	—
Income tax and Social Contribution tax	a	1,234,023	(348,863)	885,160	—	—	—
Total, non-current liabilities		13,443,452	(348,863)	13,094,589	367,509	—	367,509
Total liabilities		25,612,798	(348,863)	25,263,935	2,720,057	—	2,720,057
Total liabilities and stockholders’ equity		37,357,746	(348,863)	37,008,883	14,465,005	—	14,465,005

Profit and loss account	Note	Published	Reclassifications	Reclassified	Published	Reclassifications	Reclassified
Revenue	b; c	15,814,227	(65,511)	15,748,716	347	—	347
Depreciation and amortization	b; c	(866,977)	(43,342)	(910,319)	—	—	—
Total cost		(9,956,824)	(43,342)	(10,000,166)	—	—	—
Gross profit		5,857,403	(108,853)	5,748,550	347	—	347
Equity gain (loss) in subsidiaries	c	—	—	—	2,520,216	(53,578)	2,466,638
Financial expenses	c	(2,050,786)	85,520	(1,965,266)	(167,469)	53,578	(113,891)
Pretax profit		3,356,374	(23,333)	3,333,041	2,434,225	—	2,434,225
Deferred income tax and Social Contribution tax	b	170,527	23,333	193,860	—	—	—
Net profit for the year		2,415,450	—	2,415,450	2,415,450	—	2,415,450

Statement of comprehensive income	Note	Published	Reclassifications	Reclassified	Published	Reclassifications	Reclassified
Net profit for the year	h	—	—	—	2,415,450	—	2,415,450
						—
Other comprehensive income
Foreign exchange conversion differences on transactions outside Brazil	h	—	—	—	6,126	(6,126)	—

Equity gain on Other comprehensive income in Subsidiary and Jointly-controlled subsidiary	h	—	—	—		5,300	5,300
						—
Cash flow hedge instruments	h	—	—	—	(1,252)	1,252	—
Deferred income tax and Social Contribution tax	h	—	—	—	426	(426)	—
Net comprehensive income	h	—	—	—	2,420,750	—	2,420,750

2011		Consolidated			Holding company
Cash flow statements	Note	Published	Reclassifications	Reclassified	Published	Reclassifications	Reclassified
Cash flow from operations
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	f	(170,527)	1,088,118	917,591	(124,512)	143,287	18,775
Depreciation and amortization	f	939,327	43,342	982,669	—	—	—
Equity gain (loss) in subsidiaries	f	—	—	—	(2,520,216)	53,578	(2,466,638)
Interest and monetary updating	f	(782,764)	1,328,364	545,600	(184,280)	84,404	(99,876)
Monetary updating of the FIDC	f		—		—	(63,508)	(63,508)

(Increase) / decrease in assets						—
Income tax and Social Contribution tax recoverable	f	432,518	(331,242)	101,276	—	(196,865)	(196,865)

Increase (reduction) in liabilities						—
Taxes	f	317,304	85,155	402,459	2,904	41,604	44,508
Loans, financings and debentures	f	245,911	(245,911)	—	(11,769)	11,769	—

Cash from operational activities
Interest on loans and financings	f	—	(1,082,453)	(1,082,453)	—	(32,665)	(32,665)
Income tax and Social Contribution tax paid	f	—	(885,373)	(885,373)	—	(41,604)	(41,604)

Net cash from operational activities		3,898,189	—	3,898,189	1,933,003	—	1,933,003

2011		Consolidated			Holding company
Added value statement	Nota	Published	Reclassifications	Reclassified	Published	Reclassifications	Reclassified
Revenues
Sales of electricity, gas and services	d	22,810,729	(1,583,690)	21,227,039	—	—	—
Distribution construction revenue	d	—	1,412,407	1,412,407	—	—	—
Generation construction revenue	d	—	120,170	120,170	—	—	—
Gas construction revenue	d	—	6,550	6,550	—	—	—
Investments in property, plant and equipment	d	—	538,873	538,873	—	—	—

Inputs acquired from third parties
Electricity bought for resale		(4,277,980)	(322,374)	(4,600,354)	—	—	—
Charges for use of the national grid	d;g	(830,024)	(93,460)	(923,484)	—	—	—
Outsourced services	d;g	(1,030,827)	(1,008,330)	(2,039,157)	—	—	—
Materials	d	(97,752)	(756,057)	(853,809)	—	—	—
Construction cost	d	(1,529,269)	1,529,269	—	—	—	—
Operational provisions	d;h	—	(93,982)	(93,982)	—	1,892	1,892
Other operational costs	d;h	(266,349)	(36,057)	(302,406)	(17,261)	(1,892)	(19,153)

Gross value added		14,285,794	(286,681)	13,999,113	(30,098)	—	(30,098)

Retentions
Depreciation and amortization	d	(939,327)	(34,405)	(973,732)	—	—	—
Net added value produced by the company	d	13,346,467	(321,086)	13,025,381	(30,468)	—	(30,468)

Added value received by transfer
Equity gain (loss) in subsidiaries	d	—	—	—	2,520,216	(53,578)	2,466,638
Added value to be distributed	d	14,383,066	(321,086)	14,061,980	2,705,173	(53,578)	2,651,595

Distribution of added value
Employees
Direct remuneration	d	1,002,811	106,589	1,109,400	—	—	—
Benefits	d	349,526	265	349,791	—	—	—
FGTS FUND	d	60,414	206	60,620	—	—	—

Taxes
Federal	d;g	4,779,297	(420,495)	4,358,802	70,041	(149)	69,892
State	d	3,609,457	165	3,609,622	—	—	—
Municipal	d	7,701	161	7,862	—	—	—

Remuneration of external capital			—
Interest	d	2,050,786	(15,084)	2,035,702	167,469	(53,578)	113,891
Rentals	d	87,351	7,107	94,458	827	149	976

Remuneration of own capital			—
Interest on Equity, and dividends	d	1,207,725	1,086,952	2,294,677	1,207,725	1,086,952	2,294,677
Retained earnings	d	1,207,724	(1,086,952)	120,773	1,207,724	(1,086,952)	120,772
Value distributed		14,383,065	(321,086)	14,061,979	2,705,173	(53,578)	2,651,595

The reclassifications above are presented to provide more material information in relation to the following items:

a)             Deferred income tax and Social Contribution tax: The deferred liability balances of income tax and Social Contribution tax were offset with the corresponding balances in assets, in each one of the entities that comprised the economic group.

b)             The Company reclassified deferred income tax liability relating to the difference between the book value and fair value found on the acquisitions after January 1, 2009, in the consolidated information, previously presented net within the assets acquired.

c)              Reclassification of the amortization of goodwill related to the assets of the concession, from financial expenses to the Equity gain (loss) in subsidiaries line in the Profit and loss account of the holding company.

d)             Reclassification of the amortization of added value of assets of the concession from Financial expenses to Depreciation and amortization of distribution and generation acquisitions and to the Transmission revenue line, for electricity transmission assets.

e)              Segregation of the Company’s investments into fixed assets, intangible assets and financial assets of the concession according to the nature of expenditures in the added value statement.

f)               Allocation of Interest and monetary adjustment in the adjustments to net profit do not affect cash and cash equivalents, in the Cash flow Statement.

g)              Allocations of current income tax and Social Contribution tax in the adjustments to net profit do not affect cash and cash equivalents, in the Cash flow Statement.

h)             Electricity bought for resale, and Charges for use of national transmission grid:  In 2011 these were presented net of the credits for the PIS, Pasep and Cofins taxes applying to acquisition and transport of inputs. They have been reclassified to Taxes — Federal;

i)                 The other items were separated for the purpose of optimal presentation of their effects in the Interim financial statements.

2.6           Principal accounting practices

The accounting policies described in detail below have been applied consistently to all the periods presented in these individual and consolidated financial statements.

The accounting policies referring to the Company’s current operations, and consistently applied by the entities of the Group, are as follows:

a)             Financial instruments

Non-derivative financial assets: The Company initially recognizes loans and receivables and deposits on the date that they are originated. All the other financial assets (including assets designated at fair value through Profit and loss) are recognized initially on the trade date, which is the date that the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a non-derivative financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as an individual asset or liability.

Financial assets or liabilities are offset, and the net amount presented in the balance sheet, when, and only when, the Company has the legal right to offset the amounts and has the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The company has the following non-derivative financial assets: Cash and bank deposits, Cash equivalents, and Securities — measured at fair value through profit or Loss;  Credits from consumers, traders and electricity transport concession holders, Linked funds, and Deposits linked to legal actions — recognized at their nominal realization values which are similar to fair values; and Financial assets of the concession covered by Provisional Measure 579 —measured at the New Replacement Value (VNR), equivalent to fair value.

Non-derivative financial liabilities: The Company recognizes debt securities issued initially on the date on which they are originated. All the other financial assets (including assets designated at fair value through profit and loss) are recognized initially on the date of trading on which the Company becomes one of the parties to the contractual provisions of the instrument. The company derecognizes a financial liability when its contractual obligations are withdrawn, are cancelled or expire.

The Company has the following non-derivative financial liabilities: Loans, Financings, Debentures, Suppliers, and Other accounts payable. These liabilities are recognized initially at the fair value plus any attributable transaction costs. After the initial recognition, they are measured at amortized cost using the Effective Rates method.

Share capital: Common shares are classified as stockholders’ equity. Preferred shares are classified as stockholders’ equity if they are not redeemable, or are redeemable only at the Company’s option. Owners of preferred shares do not have the right to vote but do have preference in liquidation. The rights to minimum dividends as established for the preferred shares are described in Explanatory Note 23 to the consolidated financial statements.

The minimum obligatory dividends as defined in the by-laws are recognized as a liability.

Financial instruments at fair value through profit or loss: A financial asset is classified as a financial instrument at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages those investments and takes purchase and sale decisions based on their fair values in accordance with the Company’s documented risk management and investment strategy. Transaction costs are recognized in the Profit and loss account as and when incurred. Financial assets recorded at fair value through profit or loss are measured at fair value, and changes in the fair value of these assets are recognized in the Profit and loss account for the period. Securities were classified in this category.

Financial instruments available for sale:  A financial instrument is classified as available for sale when the purpose for which it was acquired is not investment of funds to obtain short-term gains, and there is no intention of keeping the investments up to maturity or, further, when they do not fit in the other categories. As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concessions that were covered by Provisional Measure 579, subsequently approved by Congress, becoming Law 12783 of January 11, 2013.  They are measured at the New Replacement Value (VNR), equivalent to fair value on the date of these financial statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession-granting power for the services of construction or improvement provided.

Loans and financings: These are financial assets with fixed or calculable payments that are not quoted on an active market.  These liabilities are recognized initially at the fair value plus any attributable transaction costs.  After initial recognition, loans and receivables are measured at amortized cost by the effective interest method, less any loss by impairment.

Loans and receivables comprise Cash, Cash equivalents, Consumers and traders, Concession holders — transport of electricity, Accounts receivable from the Minas Gerais state government, Financial assets of the concession not covered by Provisional Measure 579 (converted into Law 12783), Deposits linked to court actions, and Traders — transactions in Free Energy.

Cash and cash equivalents includes balances of cash, bank sight deposits and cash investments, with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession-granting power for the services and construction or improvement provided. Such financial assets are measured at fair value through the initial recognition. After the initial recognition, the financial assets are measured at amortized cost and classified as loans and receivables.

Derivative financial instruments and hedging activities: The jointly-controlled subsidiary Madeira maintains financial hedge derivative instruments to protect the cash flow and regulate the principal exposures to financial risks, and the subsidiary Cemig D (Distribution) maintains financial hedge derivative instruments to regulate its exposure to risks of variation in foreign currency. Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Profit and loss account when they are incurred. After the initial recognition, derivatives are measured at fair value and changes are accounted in the Profit and loss account, except in the circumstance described below for accounting of hedging operations.

The method of accounting gains and losses on derivatives is conditional upon possible classification of the derivative as a “cash flow hedging” instrument. The effective part of the variations in fair value of derivatives designated and qualified as “cash flow hedge” instruments is recognized in Other comprehensive income. The gain or loss related to the non-effective portion is immediately recognized in Financial revenue (expenses). The amounts accumulated in Stockholders’ equity are realized in the Profit and loss account in the periods in which the item protected by hedging affects the result. For the derivatives that are not classified as “cash flow hedges”, the variations in fair value are recognized as gains or losses in Financial revenue (expenses).

Supporting its use of hedge accounting, Madeira has a policy classifying the applicable derivatives as cash flow hedges. Its management regards as highly effective those instruments that offset between 80% and 125% of the change in the price of the item for which the protection was contracted.

b)             Foreign currency and operations outside Brazil

Transactions in foreign currency are converted to the respective functional currency of the Company at the exchange rates of the dates of the transactions.  Monetary assets and liabilities denominated and calculated in foreign currencies on the date of presentation are reconverted to the functional currency at the exchange rate found on that date. The exchange rate gain or loss on monetary items is the difference between the amortized cost of the functional currency at the beginning of the period, adjusted for interest and any payments made during the period, and the amortized cost in foreign currency at the exchange rate of the period of presentation. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are reconverted to the functional currency at the exchange rate on the date on which the fair value was calculated. The differences of foreign currencies resulting from the reconversion are recognized in the Profit and loss account. Non-monetary items that are measured in terms of historic cost in foreign currency are converted at the exchange rate found on the date of the transaction.

The gains and losses arising from variations in foreign currencies relating to the jointly-controlled subsidiary Transchile are recognized directly in Stockholders’ equity in the Accumulated conversion adjustment and recognized in the Profit and loss account when these investments are sold, partially or totally. The financial statements of the subsidiary outside Brazil are adjusted to Brazilian accounting practices and, subsequently, converted to the local functional currency at the exchange rate of the date of closing.

c)              Consumers and traders; Concession holders — Transport of electricity ; and Consumers and traders — Transactions in “Free Energy”

Accounts receivable from Consumers and traders, and from Concession holders for transport of electricity, are initially recorded at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are:

(i)   For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress and real guarantees;

(ii)  For other consumers, the following are provisioned 100%: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers. These criteria are the same as those established by Aneel.

For large consumers an individual analysis is made of the debtors and of the actions in progress for receipt of the credits.

d)             Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost of acquisition and includes expenses incurred in the acquisition of inventories and other costs incurred in bringing them to their present locations and conditions. Materials in inventory are classified in Current assets, and are not depreciated or amortized; materials destined for works are classified in Property, plant and equipment or Intangible assets.

The net realizable value is the estimated sale price in the normal course of business, less the estimated costs of conclusion and expenses of sales.

e)              Investments

In the individual Financial Statements of the holding company, the financial information of its subsidiaries and jointly-controlled subsidiaries is recognized by the equity method, initially at cost. The Company’s investments include the goodwill premium identified on the acquisition, net of any accumulated losses by impairment.

f)               Operational leasing

Payments made under operating lease contracts are recognized as expenses in the Profit and loss account on a straight-line basis over the period of the leasing contract.

g)              Assets linked to the concession

Distribution activity:  The portion of the assets of the concession that will be fully amortized during the concession period is recorded as intangible assets and is amortized in full during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired.  It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by Aneel for the electricity distribution activity.

The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New gas-related assets are recorded initially in Intangible assets, valued at acquisition costs, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: The portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by Aneel for the Asset Base for Remuneration in the processes of tariff review.

When an asset is replaced, the net book value of the assets is written off as an expense to the Profit and loss account.

For the new transmission concessions, granted after the year 2000, the costs related to the construction of the infrastructure are recorded in the profit and loss account as and when they are calculated, and a Construction Revenue is recorded based on the stage of conclusion of the assets, including the taxes applicable to the revenue and any profit margin. Only the costs of the infrastructure that will be amortized during the concession are recorded in the Profit and loss account. The portion of the assets that will not be used during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

For newer transmission concessions, during the period of construction of the transmission lines, the transmission revenue to be received throughout the concession agreement period, adjusted at fair value, is recorded in Financial assets.

For older transmission concessions, granted before 2000, the Company has not adopted ICPC 01 (IFRIC 12) on a backdated basis due to the volume and age of the assets. Instead, the net book values of these assets were used and classified as financial assets for purposes of the first-time adoption of IFRS.

In these cases, the assets are allocated in full as a financial asset, since there is no demand risk in the transmission activity, and the revenue arises only from the availability of a network.

Of the invoiced amounts of Permitted Annual Revenue (RAP), the portion relating to the fair value of the operation and maintenance of the assets is recorded as revenue, and the portion relating to the construction revenue, originally recorded at the time of the formation of the assets, is used to recover the financial assets.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets are capitalized into the financial asset balance, as the Company is entitled to be reimbursed from the grantor for these costs incurred.

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Explanatory Note 4, the greater part of the transmission assets of the old concessions will be the subject of indemillionity by the Concession-granting Power, having already been written off on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemillionity to be received.

Distribution activity: The portion of the assets of the concession that will be fully amortized during the concession period is recorded as intangible assets and is amortized in full during the concession agreement period.

The amortization for the gas-related assets is calculated on a straight-line basis over the useful lives of the gas-related assets, using the amortization rates based on the useful life estimates made by management.

The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New gas-related assets are recorded initially in Intangible assets, valued at acquisition costs, including capitalized borrowing costs. When they come into operation they are segregated between Financial assets and Intangible assets, in accordance with the criterion given in the previous paragraphs.

When an asset is replaced, the net book value of the assets is written off as an expense to the Profit and loss account.

Wind power generation activity:  The costs related to construction of the infrastructure are posted in the Profit and loss account when they take place, and a Construction revenue is recorded based on the stage of conclusion of the works carried out, including the taxes applicable to the revenue, and any profit margin.

The balance of the assets that will be fully amortized during the period of the authorization is recognized in Intangible Assets. These assets are amortized taking into account the pattern of consumption of the rights acquired in the period of construction, for a period not greater than the period of the respective authorizations.

h)             Intangible assets

Intangible assets are assets relating to: service concession contracts, and software.

The following criteria are applied to individual cases: (i) Intangible assets acquired from third parties are measured at the total cost of acquisition, less amortization expenses; and (ii) intangible assets generated internally are recognized as assets in the phase of development, provided that the technical feasibility of using them is demonstrated and that the future economic benefits are probable. They are measured at cost, net of accumulated amortization and accumulated impairment losses.

For intangible assets linked to the concession, the accounting practices described in the item “Assets linked to the concession” above are applied.

i)                 Property, plant and equipment

The goods in Property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, including deemed cost, and capitalized financial costs, less accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

The subsequent costs are capitalized to the extent that it is probable that the Company will receive future benefits associated with those expenditures.

When an asset is replaced, the net book value of the asset, taking into account expenses on repairs and maintenance, is written off as an expense to the Profit and loss account.

Depreciation and amortization: These are calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates determined by Aneel for the assets related to electricity activities, which reflect the estimated useful life of the assets.

The principal depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 15 to the consolidated financial statements.

Assets that will not be fully depreciated by the end of the concession will be reverted to the concession-granting power and this non-depreciated portion will be indemillionified.

Interest and other financing charges incurred on financings linked to works in progress are appropriated to PP&E assets in progress, and Consortia, during the period of construction.

For borrowings raised for the construction of a specific PP&E asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans.

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the Nation, at the end of the concession the assets will be reverted to the Nation which, in turn, will indemillionify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemillionity at the end of the concession, for thermal and wind generation, no residual value is recognized and the depreciation rates are adjusted so that all the assets are depreciated within the concession. In the case of the hydroelectric plants under the independent power producer regime, the Company believes that there is the right to indemillionity of the residual amount of the linked and reversible assets, taking into account the facts and circumstances available at the moment.  Any changes will be monitored and their impacts, if any, analyzed.

j)                Impairment

Financial assets: A financial asset not carried at fair value through profit and loss is assessed at each presentation date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect that can be reliably estimated on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the Profit and loss account and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than Inventories and Deferred income tax and Social Contribution tax, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Property, plant and equipment and intangible assets have their carrying amount tested if there was an indication that an asset may be impaired.

k)             Benefits to employees

Defined contribution plans:  A defined contribution plan is a post-employment benefits plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Profit and loss account in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans:  A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset recognized is limited to the total of any unrecognized past service costs and net actuarial losses, and the present value of the economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In calculating the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit related to the past service of the employees is recognized in the profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the profit and loss account.

The Company recognizes all such actuarial gains and losses arising from adjustments based on experience, or on any changes of actuarial assumptions that are in excess of 10% of the plan assets or 10% of the plan liabilities, in the profit and loss account over the average time of expected future service of the present active participants.

For the Company’s defined benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation after deduction of the fair value of plan assets, as calculated by a qualified actuary and provided in the actuarial opinion. In the business years presented, the debt agreed upon with the foundation is greater than the amounts of net liabilities. In this case, the annual amount recorded in the Profit and loss account corresponds to the charges and monetary variation on that debt, which is allocated as a financial expense of the Company.

Other long-term benefits to employees: The Company’s net obligation in respect of employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is carried out by the projected unit credit method.  Any actuarial gains and losses are recognized in the profit and loss account in the period in which they arise.

The procedures mentioned above are used for the actuarial obligations relating to the health plan, life insurance and the dental plan.

Termination benefits: These are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate the employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, and if it is probable that the offer will be accepted, and if the number of acceptances can be reliably estimated.

Short-term employee benefits: Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be reliably estimated. Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the requirements established in the collective agreements with the employee unions and recorded in Employees’ and managers’ profit shares in the Profit and loss account.

l)                 PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Paid concessions:  A provision for paid concessions is recognized when the benefits that are expected to be derived from a contract are less than the inevitable cost of meeting the obligations of the concession.  The provision is measured at present value by the lower of: (i) the expected cost of rescinding the concession contract and (ii) the expected net cost of continuing with it.

m)         Income tax and Social Contribution tax

Income tax and the Social Contribution tax, current and deferred, are calculated based on the rates of: income tax at 15%, plus the additional rate of 10% on taxable income exceeding R$ 240,000 (two hundred and forty thousand Reais) per year; and for the Social Contribution tax, 9% on taxable profit. They include the offsetting of tax losses/carryforwards for both taxes, the total of which is limited to 30% of the real profit.

The expense on Income tax and the Social Contribution tax comprises current and deferred tax. The current tax and the deferred tax are recognized in the Profit and loss account except to the extent that they relate to a business combination, or items directly recognized in Stockholders’ equity or Other comprehensive income.

Current tax is the tax payable or receivable expected on the taxable profit or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to the tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted up to the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred income tax and Social Contribution tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n)             Operational revenue

In general, for the Company’s business in the electricity, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

Revenues from sale of electricity are recorded based on the electricity delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of electricity to final consumers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. The differences between the amounts accrued and the actual revenues realized, which have not historically been significant, are recorded in the following month.

Revenue from the supply of electric energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For newer transmission concessions, the portion of the invoicing relating to the fair value of the operation and maintenance of the transmission lines is recorded on a monthly basis as revenues in the Profit and loss account. The revenue related to construction services under the concession contract is recognized on a percentage of completion basis. The revenue from updating of the financial asset constituted as a result of the construction of the lines is also recorded in the Profit and loss account.

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Profit and loss account each month.

The services provided include charges for connection and other related services and the revenues are accounted when the services are provided.

o)             FINANCIAL REVENUE AND EXPENSES

Financial revenue includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, and interest income on other financial assets. Interest income is recognized in the Profit and loss account using the effective interest method.

Financial expenses include interest expense on borrowings and foreign exchange and monetary variation on borrowing cost of debt, foreign exchange variation and monetary variation on loans, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Profit and loss account using the effective interest method.

p)             Profit per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and non-controlling interest of the Company by the weighted average number of the common and preferred shares outstanding during the periods. Diluted EPS is determined by that average number of shares in circulation, adjusted for any instruments potentially convertible into shares, with dilutive effect, in the periods presented.

q)             Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax and Social Contribution tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire the Financial Assets of the Concession; property, plant and equipment; and intangible assets other than goodwill.

r)                Statements of added value

The purpose of this statement is to show the wealth created by the Company, and its distribution, in a given period.  It is presented by the Company as required by the Brazilian Corporate Law accounting legislation, as part of its individual financial statements, and as supplementary information for the consolidated financial statements, since it is not a statement that is specified as obligatory by IFRS.

The added value statement has been prepared on the basis of the information obtained from the accounting records that serve as the basis for preparation of the financial statements and according to the provisions of CPC 09 — Added Value Statements (Demonstração do Valor Adicionado).  In its first part it presents the wealth created by the Company, represented by the revenues (gross sales revenue, including taxes on them, other revenues, and the effects of the provision for doubtful debtors), inputs acquired from third parties (cost of sales and acquisition of materials, electricity and services from third parties, including the taxes included at the moment of acquisition, the effects of losses and recovery of assets, and depreciation and amortization) and the added valued received from third parties (equity gains or losses in subsidiaries, financial revenues and other revenues).  The second part of the Added Value Statement presents the distribution of the wealth between staff, taxes of all types, remuneration of third party capital and remuneration of own capital.

s)               New pronouncements not yet adopted

The Company has not adopted the new and revised IFRS below, which had been issued and not yet adopted.  It will present those that it believes to be applicable to its operations in more detail:

•                   IFRS 9 — Financial Instruments (4):

•                   IFRS 10 — Consolidated Financial Statements (2)

•                   IFRS 11 — Joint Arrangements (2)

•                   IFRS 12 — Disclosure of Interests in Other Entities (2)

•                   IFRS 13 — Fair Value Measurement (2)

•                   Changes to IAS 1: Presentation of items of Other Comprehensive Income (1)

•                   Changes to IFRS 7: Disclosure — Offsetting Financial Assets and Financial Liabilities (2)

•                   Changes to IFRS 9 and IFRS 7: IFRS 9: Mandatory effective date of IFRS 9 and Transition Disclosures (4)

•                   Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (2)

•                   IAS 19 (revised in 2011) — Employee Benefits (2)

•                   IAS 27 (revised in 2011) — Consolidated and separate financial statements (2)

•                   IAS 28 (revised in 2011) — Investments in Associates and Joint Ventures (2)

•                  Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (3)

•                  Changes to Annual Improvements 2009—2011 Cycle

•                  IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine (2)

(Key:)            (1)               In effect for annual periods starting on or after July 1, 2012.

(2)               In effect for annual periods starting on or after January 1, 2013.

(3)               In effect for annual periods starting on or after January 1, 2014.

(4)               In effect for annual periods starting on or after January 1, 2015.

IFRS 9 — Financial Instruments:

IFRS 9 — Financial instruments, issued in November 2009 and altered in October 2010, introduces new requirements for the classification, measurement and write-off of financial assets and liabilities.

IFRS 9 establishes that all the financial assets recognized that are within the scope of IAS 39 — Financial instruments: Recognition and measurement (equivalent to CPC 38) must be subsequently measured at amortized cost or fair value.

The most significant effect of IFRS 9 related to the classification and measurements of financial statements refers to the accounting of the changes in fair value of a financial liability (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, in relation to the financial liabilities recognized at fair value through profit or loss, the amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that liability is recognized in “Other comprehensive income”, unless the recognition of the effects of the change in the credit risk of the liability in “Other components of comprehensive income” results in or increases the accounting mismatch in the profit and loss account.  Variations in fair value attributable to the credit risk of a financial liability are not reclassified in the profit and loss account. Previously, under IAS 39 and CPC 38, the total amount of the variation in the fair value of the financial asset recognized at fair value through profit or loss was recognized in the profit and loss account.

The Company’s Management expects that the IFRS 9 to be adopted in the financial statements will have a significant effect on the balances reported in relation to its financial assets and liabilities (for example, the financial assets of the concession currently classified as investments available for sale will be measured at fair value at the end of the subsequent reporting periods, and the alterations in fair value will be recognized in profit or loss).  However, it is not possible to supply a reasonable estimate of this effect until a detailed review is carried out.

Consolidation, participation agreements, affiliates and related disclosures

In May 2011 a package of five standards on consolidation, participation agreements, affiliates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011).

The main requirements of these five rules are as follows:

IFRS 10 replaced parts of IAS 27 — Consolidated and separate financial statements — that deal with consolidated financial statements. SIC—12 Consolidation: Special Purpose Entities — will be withdrawn, when IFRS 10 is applied.  Under IFRS 10, there is only one basis for consolidation, namely, control. Additionally, IFRS 10 will include a new definition of control which contains three elements: (a) power over an investee; (b) exposure, or rights, to variable returns from the holding in the investee; and (c) capacity to use its power over the investee to effect the value of the returns to the investor.  Wide-ranging orientations have been included in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 — Interests in joint ventures. IFRS 11 deals with how a participation agreement in which two or more parties have joint control should be classified. SIC-13 — Jointly Controlled Entities — Non-Monetary Contributions by Venturers — will be withdrawn with the application of IFRS 11.  Under IFRS 11, participation agreements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the agreements.  Additionally, under IFRS 11, joint ventures must be accounted by the equity method, while jointly-controlled subsidiaries, under the previous criterion of IAS 31, allowed accounting by the equity method or by the proportional accounting method.

IFRS 12 is a disclosure standard applicable to entities that have holdings in subsidiaries, participation agreements, affiliates and/or structured entities that are not consolidated.  In general, the requirements for disclosure under IFRS 12 are more wide-ranging than the present rules.

These five rules, together with the respective changes related to the rules for transition, are applicable to annual periods starting on or after January 1, 2013.

Management believes that the application of these five rules will cause a significant effect on the amounts reported in the Company’s consolidated financial statements.  All the entities that are jointly-controlled by the Company listed in Explanatory Note 3 (c), are proportionately consolidated in these financial statements, and qualify as joint ventures under the requirements of IFRS 11.  Thus, they will in future be presented by the equity method starting in 2013.

The consolidated financial statements under the new criterion, if its adoption had been in the year 2012, would have the following effects: A reduction of total assets and total liabilities in the amount of R$ 7,629,866; a reduction in Operational profit before Financial revenue (expenses) and taxes of R$ 1,212,689; and a reduction in net revenue in the amount of R$ 3,850,380.  The profit for the year, and Stockholders’ equity, would not be affected by adoption of the new practices.

IFRS 13 - Measurement at fair value

IFRS 13 presents a single source of orientation for measurements of fair value and disclosures on measurements of fair value. The rule defines fair value, presents a structure of measurement of fair value and requires disclosures of the measurements of fair value.  The scope of IFRS 13 is wide-ranging, applying to items of financial and non-financial instruments, for which other IFRS call for or allow measurements of fair value and disclosures of measurements of fair value, except in certain cases.  For example, quantitative and qualitative disclosures, based on the three-level hierarchy of fair value currently required for financial instruments only in accordance with IFRS 7 — Financial Instruments — Disclosures, will be complemented by IFRS 13 so as to include all assets and liabilities in their scope.

IFRS 13 is applicable for annual periods starting on or after January 1, 2013.

Management expects that the adoption of this new rule could affect certain amounts reported in the financial statements and result in more wide-ranging disclosures in its financial statements.

Changes to IAS 1

The changes to IAS 1 allow presentation of the Profit and loss account and the Statement of comprehensive income in a single statement or in two separate and consecutive statements.  However, the changes to IAS 1 call for additional disclosures in the section of Other comprehensive income, in such a way that the items of Other comprehensive income are grouped in two categories: (a) items which will not be subsequently reclassified in the profit and loss account; and (b) items which will be subsequently reclassified in the profit and loss account in accordance with certain conditions.  The income tax on the items of Other comprehensive income will be allocated in the same way.

The changes to IAS 1 are applicable for annual periods starting on or after July 1, 2012.  The presentation of the items of Other comprehensive income will be appropriately modified as and when the changes are adopted in future accounting periods.

Changes to IFRS 7 and IAS 32 — Offsetting Financial Assets and Financial Liabilities, and related disclosures

The changes to IAS 32 clarify questions of adoption existing in relation to the requirements for offsetting of financial assets and liabilities.  Specifically, these alterations clarify the meaning of “at present has the legal right to offset” and “simultaneous realization and settlement”.

The alterations to IFRS 7 require that entities disclose the information on the rights of offsetting and related agreements (such as requirements for guarantees) for the financial instruments that are subject to offsetting or similar contracts.

The changes to IFRS 7 are applicable for annual periods beginning on or after January 1, 2013 and periods intermediate to these annual periods. The disclosures should be made retroactively for all the periods compared.  However, the changes to IAS 32 are not applicable to annual periods starting before January 1, 2014, with backdated adoption required.

Management believes that the adoption of these changes to IAS 32 and IFRS 7 could result in additional disclosures in relation to offsetting of financial assets and liabilities in the future.

IAS 19 — Employee benefits

The changes to IAS 19 change the accounting of defined-benefit plan and severance benefit.  The most significant change relates to accounting of the changes in the defined-benefit obligations and assets of the plan in the year itself, with the elimination of the “corridor approach” permitted in the previous version of IAS 19 and early recognition of the cost of past services.  The changes require that all actuarial gains and losses be recognized immediately through Other comprehensive income so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.  Further, the expenses on interest and the expected return on the plan’s assets used in the previous version of IAS 19 had been replaced by a value of “net interest”, calculated on the basis of the discount rate on the assets or liabilities of the net defined benefit.

The effect arising from the adoption of the new accounting practices for recording of actuarial obligations with post-employment benefits will represent a reduction in stockholders’ equity on January 1, 2013 in the amount of R$ 496,956 (to R$ 105,637 on January 1, 2013).  The impact on the profit and loss account for 2013 arising from the review of the Pronouncement will represent a reduction of R$ 18,021 in the expense on post-employment benefits in comparison with the expense which would be registered in accordance with the former accounting practice.

This net effect represents various adjustments, including the effect of income tax: a) full recognition of the actuarial gains through Other comprehensive income and reduction of the net deficit of the pension fund; b) immediate reduction of the cost of past services in the profit and loss account and increase of the net deficit of the pension fund; and c) reversal of the difference between the gain resulting from the expected rate of return on the pension plan’s assets and the discount rate, through Comprehensive income.

Annual Improvements 2009—2011 Cycle (May 2012)

The annual improvements to the 2009—2011 cycle of IFRS include various alterations to numerous IFRS.  The changes to IFRS are applicable for annual periods starting on or after January 1, 2013, and include:

•                                          Changes to IAS 16 — Property, plant and equipment;

•                                          Alterations to IAS 32 — Financial instruments: presentation.

•                                          Alterations to IAS 16

The changes to IAS 16 set out that replacement parts, equipment and service equipment should be classified as property, plant and equipment to the extent that they are in accordance with the definition of PP&E of IAS 16 and, otherwise, as inventories. Management has not determined whether the changes to IAS 16 will have a significant effect on the Company’s accounting statements.

Changes to IAS 32

The changes to IAS 32 state that the income tax related to distributions to holders of equity instruments and to costs of equity transactions must be accounted in accordance with IAS 12 — Income taxes.  Management believes that the changes to IAS 32 will not have a significant effect on the Company’s accounting statements.

Pronouncement not applicable to the Company

•                                          IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine.

t)                Adjustment to present value

The Company applied adjustment to present value to certain paid concession contracts, and also to the balance of debentures issued by the Company. Discount rates compatible with the cost of funding in transactions with the same tenor were used: we used our estimate, of 12.50%, including forecast inflation.

3.              CONSOLIDATION PRINCIPLES

The financial statements of the subsidiaries and jointly-controlled companies mentioned in Explanatory Note 1 (Consolidated financial statements) have been consolidated.

a)                 Subsidiaries and jointly controlled companies

The financial statements of subsidiaries and jointly-controlled subsidiaries are included in the consolidated financial statements from the date on which control, or shared control, commences until the date on which the control or shared control ceases. The assets, liabilities and results of the jointly-controlled subsidiaries have been consolidated using proportional consolidation. The accounting policies of the subsidiaries and jointly-controlled subsidiaries are aligned with the policies adopted by the Company.

In the individual financial statements of the holding company, the financial information of its subsidiaries and jointly-controlled subsidiaries is recognized by the equity method.

Joint control by the Company is established through a stockholders’ agreement, previously signed, by which strategic, financial and operational decisions are taken with unanimous consent between the parties.

In some jointly-controlled companies Cemig has more than 50% of the voting power, however, there are stockholders’ agreements that give the minority stockholders material rights that represent sharing of control.

b)                                     Consortium

A proportion of the assets, liabilities, revenues and expenses of consortium operations equal to that of the participation interest held in the consortium is registered in the subsidiary that owns the corresponding participation interest.

c)                                      Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s holding in the Investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

The references made in this Quarterly Information in relation to the subsidiaries and the jointly-controlled subsidiaries are made in proportion to the Company’s stake.

The financial statements of Transchile, for consolidation purposes, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at the reporting date, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in the Accumulated foreign currency translation adjustment in Other comprehensive income and presented in stockholders’ equity. Since January 1, 2009, the date of the application by the Company of Pronouncement CPC 02 — Effects of changes in exchange rate and of the conversion of financial statements, these differences have been recognized in Accumulated conversion adjustments.

The reporting dates of the subsidiaries and jointly-controlled subsidiaries used for the purposes of calculation of equity gains (losses) and consolidation coincide with those of the holding company.

In accordance with CVM Instruction 408, the consolidated financial statements include the balances and transactions of the exclusive investment funds, the only unit holders of which are the Company and its subsidiaries, comprising public and private debt securities and debentures of companies with a minimum Brazilian long-term risk rating of A+(bra), ensuring high liquidity of the securities.

The exclusive fund, the financial statements of which are regularly reviewed and audited, is subject to obligations restricted to payment for services rendered for administration of the assets, attributed to operation of investments, such as custody fees, audit fees and other expenses. These funds have no significant financial obligations, nor assets of unit holders to guarantee such obligations.

The Company uses the full and proportional consolidation criteria in preparing its consolidated financial statements, as shown in the following table. The proportion of holding indicated in the table below represents the percentage of the total capital in the subsidiary or jointly-controlled subsidiary held by Cemig:

		2012		2011
Subsidiaries and jointly-controlled subsidiaries	Consolidation	Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)
Subsidiaries and jointly-controlled subsidiaries
Cemig Geração e Transmissão	100%	100.00	—	100.00	—
Cemig Baguari Energia	100%	—	100.00	—	100.00
Hidrelétrica Cachoeirão	Proportional	—	49.00	—	49.00
Guanhães Energia	Proportional	—	49.00	—	49.00
Madeira Energia	Proportional	—	10.00	—	10.00
Hidrelétrica Pipoca	Proportional	—	49.00	—	49.00
Baguari Energia	Proportional	—	69.39	—	69.39
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	49.00	—	49.00
Central Eólica Praias de Parajuru	Proportional		49.00		49.00
Central Eólica Volta do Rio	Proportional	—	49.00	—	49.00
Central Eólica Praias de Morgado	Proportional	—	49.00	—	49.00
Taesa	Proportional	—	43.36	—	56.69
Light Ger	Proportional	—	49.00	—	49.00
Amazônia Energia Participações	Proportional	—	74.50	—	74.50
Cemig Distribuição	100%	100.00	—	100.00	—
Cemig Telecom	100%	100.00	—	100.00	—
Ativas Data Center	Proportional	—	49.00	—	49.00
Rosal Energia	100%	100.00	—	100.00	—
Sá Carvalho	100%	100.00	—	100.00	—
Horizontes Energia	100%	100.00	—	100.00	—
Usina Térmica Ipatinga	100%	100.00	—	100.00	—
Cemig PCH	100%	100.00	—	100.00	—
Cemig Capim Branco Energia	100%	100.00	—	100.00	—
Cemig Trading	100%	100.00	—	100.00	—
Efficientia	100%	100.00	—	100.00	—
Central Termelétrica de Cogeração	100%	100.00	—	100.00	—
UTE Barreiro	100%	100.00	—	100.00	—
Empresa de Serviços e Comercialização de Energia Elétrica	100%	100.00	—	100.00	—
Cemig Serviços	100%	100.00	—	100.00	—
Gasmig	Proportional	59.57	—	55.19	—
Companhia Transleste de Transmissão	Proportional	25.00	—	25.00	—
Companhia Transudeste de Transmissão	Proportional	24.00	—	24.00	—
Companhia Transirapé de Transmissão	Proportional	24.50	—	24.50	—
Light	Proportional	26.06	—	26.06	—
Light SESA	100%	—	26.06	—	26.06
Light Energia	100%	—	26.06	—	26.06
Light Esco	100%	—	26.06	—	26.06
Light Ger	100%	—	13.29	—	13.29
Light Soluções em Eletricidade	100%	—	26.06	—	26.06
Instituto Light	100%	—	26.06	—	26.06
Itaocara Energia	100%	—	26.06	—	26.06
Lightcom	100%	—	26.06	—	26.06
Amazônia Energia Participações	Proportional	—	6.65	—	6.65
CR Zongshen E-Power Fabricadora de Veículos	Proportional	—	5.21	—	5.21
Axxiom	Proportional	—	13.29	—	13.29
Transchile	Proportional	49.00	—	49.00	—
Companhia de Transmissão Centroeste de Minas	Proportional	51.00	—	51.00	—
Empresa Amazonense de Transmissão de Energia — EATE	Proportional	49.98	—	49.98	—
Sistema de Transmissão Catarinense — STC	100%	—	39.99	—	39.99
Lumitrans Cia. Transmissora de Energia Elétrica	100%	—	39.99	—	39.99
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	25.49	—	25.49
Empresa Paraense de Transmissão de Energia — ETEP	Proportional	49.98	—	49.98	—
Empresa Santos Dumont Energia — ESDE	100%	—	49.98	—	49.98
Empresa Norte de Transmissão de Energia — ENTE	Proportional	49.99	—	49.99	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	49.99	—	49.99	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	19.09	—	19.09	—
Empresa de Transmissão Serrana - ETSE	100%	—	19.09	—	19.09
Axxiom	Proportional	49.00	—	49.00	—
Parati	Proportional	25.00	—	25.00	—
Light	Proportional	—	6.43	—	6.43

		Jan. 1, 2011
Subsidiaries and jointly-controlled subsidiaries	Consolidation	Direct stake (%)	Indirect stake (%)
Subsidiaries and jointly-controlled subsidiaries
Cemig Geração e Transmissão	100%	100.00	—
Cemig Baguari Energia	100%	—	100.00
Hidrelétrica Cachoeirão	Proportional	—	49.00
Guanhães Energia	Proportional	—	49.00
Madeira Energia	Proportional	—	10.00
Hidrelétrica Pipoca	Proportional	—	49.00
Baguari Energia	Proportional	—	69.39
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	49.00
Central Eólica Praias de Parajuru	Proportional		49.00
Central Eólica Volta do Rio	Proportional	—	49.00
Central Eólica Praias de Morgado	Proportional	—	49.00
Taesa	Proportional	—	56.69
Light Ger	Proportional	—	49.00
Amazônia Energia Participações	Proportional	—	—
Cemig Distribuição	100%	100.00	—
Cemig Telecom	100%	100.00	—
Ativas Data Center	Proportional	—	49.00
Rosal Energia	100%	100.00	—
Sá Carvalho	100%	100.00	—
Horizontes Energia	100%	100.00	—
Usina Térmica Ipatinga	100%	100.00	—
Cemig PCH	100%	100.00	—
Cemig Capim Branco Energia	100%	100.00	—
Cemig Trading	100%	100.00	—
Efficientia	100%	100.00	—
Central Termelétrica de Cogeração	100%	100.00	—
UTE Barreiro	100%	100.00	—
Empresa de Serviços e Comercialização de Energia Elétrica	100%	100.00	—
Cemig Serviços	100%	100.00	—
Gasmig	Proportional	55.19	—
Companhia Transleste de Transmissão	Proportional	25.00	—
Companhia Transudeste de Transmissão	Proportional	24.00	—
Companhia Transirapé de Transmissão	Proportional	24.50	—
Light	Proportional	26.06	—
Light SESA	100%	—	26.06
Light Energia	100%	—	26.06
Light Esco	100%	—	26.06
Light Ger	100%	—	13.29
Light Soluções em Eletricidade	100%	—	26.06
Instituto Light	100%	—	26.06
Itaocara Energia	100%	—	26.06
Lightcom	100%	—	26.06
Axxiom	Proportional	—	13.29
Transchile	Proportional	49.00	—
Companhia de Transmissão Centroeste de Minas	Proportional	51.00	—
Empresa Amazonense de Transmissão de Energia — EATE	Proportional	49.98	—
Sistema de Transmissão Catarinense — STC	100%	—	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	100%	—	30.82
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	19.65
Empresa Paraense de Transmissão de Energia — ETEP	Proportional	49.98	—
Empresa Santos Dumont Energia — ESDE	100%	—	49.98
Empresa Norte de Transmissão de Energia — ENTE	Proportional	49.99	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	49.99	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	19.09	—
Axxiom	Proportional	49.00	—

4.                  CONCESSIONS HELD BY THE CEMIG GROUP; AND THE EFFECTS OF PROVISIONAL MEASURE 579 OF SEPTEMBER 11, 2012 (CONVERTED TO LAW 12783 OF JANUARY 11, 2013)

Cemig and its subsidiaries and jointly-controlled subsidiaries have the following concessions from Aneel:

	Location	Date of concession or authorization	Expiry date
GENERATION
Hydroelectric Power Plants
Santo Antônio complex	Rio Madeira	06/2008	06/2043
São Simão	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Aimorés	Rio Doce	07/2000	12/2035
Salto Grande	Rio Santo Antônio	10/1963	07/2015
Funil	Rio Grande	10/1964	12/2035
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/1953	07/2015
Capim Branco I	Rio Araguari	08/2001	08/2036
Capim Branco II	Rio Araguari	08/2001	08/2036
Camargos	Rio Grande	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	05/1997	07/2032
Igarapava	Rio Grande	05/1995	12/2028
Piau	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto	Rio Pará	09/1953	07/2015
Sá Carvalho	Rio Piracicaba	12/1994	12/2024
Rosal	Itabapoana — RJ	05/1997	05/2032
Pai Joaquim	Rio Araguari	04/2002	04/2032
Salto Paraopeba	Rio Paraopeba	10/2000	10/2030
Machado Mineiro	Rio Pardo	07/1995	07/2025
Salto do Passo Velho	Rio Capecozinho	10/2000	10/2030
Salto do Voltão	Rio Capecozinho	10/2000	10/2030
Cachoeirão Small Hydro Plant	Rio Manhuaçu	07/2000	07/2030
Baguari complex	Rio Doce	08/2006	08/2041
Pipoca Small Hydro Plant	Rio Manhuaçu	09/2001	09/2031
Others	Various	Various	Various
Light — Fontes Nova complex	Ribeirão dos Lajes	07/1996	06/2026
Light — Nilo Peçanha complex	Ribeirão dos Lajes	07/1996	06/2026
Light — Pereira Passos complex	Ribeirão dos Lajes	07/1996	06/2026
Light — Ilha dos Pombos complex	Rio Paraíba do Sul	07/1996	06/2026
Light — Santa Branca complex	Rio Paraíba do Sul	07/1996	06/2026

Wind Power Plants
Morro do Camelinho	Gouveia — MG	03/2000	01/2017
Praias do Parajuru	Beberibe — CE	09/2002	08/2029
Volta do Rio	Acaraú — CE	12/2001	08/2034
Praia de Morgado	Acaraú — CE	12/2001	08/2034
Renova Group of Wind Farms (14)	Southwest of Bahia	08/2011	08/2045

Thermal Power Plants
Igarapé	Juatuba — MG	01/2005	08/2024
Ipatinga	Ipatinga — MG	11/2000	12/2014
Barreiro	Belo Horizonte — MG	02/2002	04/2023

Projects under construction — Hydroelectric
Dores dos Guanhães (Small Hydro Plant)	Rio Guanhães	11/2002	11/2032
Fortuna II (Small Hydro Plant)	Rio Guanhães	12/2001	12/2031
Senhora do Porto (Small Hydro Plant)	Rio Guanhães	10/2002	10/2032
Jacaré (Small Hydro Plant)	Rio Guanhães	10/2002	10/2032

TRANSMISSION	Location	Date of concession or authorization	Expiry date
National grid	Minas Gerais	07/1997	07/2015
Substation —Itajubá 3	Minas Gerais	10/2000	10/2030
Transmission lines
Transleste: Irapé — Montes Claros	Minas Gerais	02/2004	02/2034
Transudeste: Itutinga — Juiz de Fora	Minas Gerais	03/2005	03/2035
Transirapé: Irapé — Araçuaí	Minas Gerais	03/2005	03/2035
EBTE: Juína-Brasnorte	Mato Grosso	10/2008	10/2038
ETEP: Tucuruí — Vila do Conde	Pará	06/2001	06/2031
ENTE: Tucuruí — Marabá — Açailândia	Pará/Maranhão	12/2002	12/2032
ERTE: Vila do Conde — Santa Maria	Pará	12/2002	12/2032
EATE: Tucuruí — Presidente Dutra	Pará	06/2001	06/2031
ECTE: Campos Novos — Blumenau	Santa Catarina	11/2000	11/2030
STC: Barra Grande	Santa Catarina	06/2006	06/2036
Lumitrans — Machadinho	Santa Catarina	07/2004	07/2034
Taesa: TSN (1)	Goiás/ Bahia	12/2000	12/2030
Taesa: Munirah (2)	Bahia	02/2004	02/2034
Taesa: Gtesa (3)	Pernambuco/ Paraíba	01/2002	01/2032
Taesa: Patesa (4)	Rio Grande do Norte	12/2002	12/2032
Taesa: NVT (5)	Maranhão/Federal District	12/2000	12/2030
Taesa: ETAU (6)	Santa Catarina/Rio G. do Sul	12/2002	12/2032
Taesa: ETEO (7)	São Paulo	05/2000	05/2030
Taesa: Brasnorte (8)	Mato Grosso	03/2008	03/2038
Taesa: STE (9)	Rio Grande do Sul	12/2002	12/2032
Taesa: ATE (10)	Paraná/São Paulo	02/2004	02/2034
Taesa: ATE II (11)	Tocantins/Piauí/Bahia	03/2005	03/2035
Taesa: ATE III (12)	Tocantins/Pará	03/2006	03/2036
Transchile: Charrúa — Nueva Temuco	Chile	05/2005	05/2028
Centroeste de Minas: Furnas — Pimenta	Minas Gerais	03/2005	03/2035

Projects in progress — Transmission
ESDE — Barbacena2-Juiz de Fora 1	Minas Gerais	11/2009	11/2039
Taesa — São Gotardo (13)	Minas Gerais	08/2012	08/2042

DISTRIBUIÇÃO
Cemig Distribuição
North	Minas Gerais	04/1997	02/2016
South	Minas Gerais	04/1997	02/2016
East	Minas Gerais	04/1997	02/2016
West	Minas Gerais	04/1997	02/2016
Light SESA and Light Energia
Metropolitan Region of Rio	Rio de Janeiro	07/1996	06/2026
Greater Rio	Rio de Janeiro	07/1996	06/2026
Paraíba Valley	Rio de Janeiro	07/1996	06/2026

(1)              TSN — Transmissora Sudeste Nordeste S.A.

(2)              Munirah Transmissora de Energia S.A.

(3)              Gtesa - Goiânia Transmissora de Energia S.A.

(4)              Paraíso Açu Transmissora de Energia S.A.

(5)              NVT - Novatrans Energia S.A.

(6)              ETAU - Empresa de Transmissão Alto Uruguai S.A.

(7)              ETEO - Empresa de Transmissão de Energia do Oeste S.A.

(8)              Brasnorte Transmissora de Energia S.A.

(9)              STE — Sul Transmissora de Energia S.A.

(10)       ATE — Transmissora de Energia S.A.

(11)       ATE II — Transmissora de Energia S.A.

(12)       ATE III — Transmissora de Energia S.A.

(13)       São Gotardo Transmissora de Energia S.A.

(14)       Renova Energia S.A.

The following tables list the authorizations held by Renova Energia S.A:

Small Hydro Plants (PCHs)	Contract	Aneel Resolution	Date of Resolution	Installed production capacity
Cachoeira da Lixa	Proinfa	697	24/12/2003	14.8 MW
Colino 2	Proinfa	695	25/12/2003	16.0 MW
Colino 1	Proinfa	703	26/12/2003	11.0 MW

Wind power	Contract	Mining and Energy Ministry Order	Date of Order	Installed production capacity
Centrais Eólicas Alvorada S.A.	LER 03/2009	695	05/08/2010	8.0 MW
Centrais Eólicas Candiba S.A.	LER 03/2009	691	05/08/2010	9.6 MW
Centrais Eólicas Guanambi S.A.	LER 03/2009	700	06/08/2010	20.8 MW
Centrais Eólicas Guirapá S.A.	LER 03/2009	743	19/08/2010	28.8 MW
Centrais Eólicas Igaporã S.A.	LER 03/2009	696	05/08/2010	30.4 MW
Centrais Eólicas Ilhéus S.A.	LER 03/2009	690	05/08/2010	11.2 MW
Centrais Eólicas Lucílio de Almeida S.A.	LER 03/2009	692	05/08/2010	24.0 MW
Centrais Eólicas Nossa Senhora Conceição S.A.	LER 03/2009	693	05/08/2010	28.8 MW
Centrais Eólicas Pajeú do Vento S.A.	LER 03/2009	694	05/08/2010	25.6 MW
Centrais Eólicas Pindaí S.A.	LER 03/2009	699	05/08/2010	24.0 MW
Centrais Eólicas Planaltina S.A.	LER 03/2009	697	05/08/2010	27.2 MW
Centrais Eólicas Porto Seguro S.A.	LER 03/2009	698	05/08/2010	6.4 MW
Centrais Eólicas Rio Verde S.A.	LER 03/2009	742	19/08/2010	30.4 MW
Centrais Eólicas Serra do Salto S.A	LER 03/2009	689	05/08/2010	19.2 MW
Centrais Eólicas Morrão S.A	LER 05/2010	268	20/04/2011	28.8 MW
Centrais Eólicas Seraíma S.A	LER 05/2010	332	27/05/2011	28.8 MW
Centrais Eólicas Tanque S.A	LER 05/2010	330	26/05/2011	28.8 MW
Centrais Eólicas da Prata S.A	LER 05/2010	117	25/03/2011	20.8 MW
Centrais Eólicas dos Araças S.A	LER 05/2010	241	07/04/2011	30.4 MW
Centrais Eólicas Ventos dos Nordeste S.A	LER 05/2010	161	18/03/2011	22.4 MW
Centrais Eólicas Borgo S.A	LEN 02/2011	222	13/04/2012	19.2 MW
Centrais Eólicas Dourados S.A	LEN 02/2011	130	13/03/2012	28.8 MW
Centrais Eólicas Maron S.A	LEN 02/2011	107	08/03/2012	28.8 MW
Centrais Eólicas Serra do Espinhaço S.A	LEN 02/2011	171	22/03/2012	17.6 MW
Centrais Eólicas Ametista S.A	LEN 02/2011	135	14/03/2012	28.8 MW
Centrais Eólicas Caetité S.A	LEN 02/2011	167	21/03/2012	28.8 MW
Centrais Eólicas Espigão S.A	LEN 02/2011	172	22/03/2012	9.6 MW
Centrais Eólicas Pelourinho S.A	LEN 02/2011	168	21/03/2012	22.4 MW
Centrais Eólicas Pilões S.A	LEN 02/2011	128	13/03/2012	28.8 MW
Renova Energia S.A. (São Salvador) *	LEN 06/2012	—	—	—

* Awaiting publication of Ministerial Order.

Distribution concessions

The concession contracts and the Brazilian legislation establish a mechanism of maximum prices that allows for 3 types of adjustment of tariffs charged: (1) the annual Adjustment; (2) the period Review; and (3) Extraordinary Review.

The company has the right, each year, to receive an annual tariff Adjustment, the purpose of which is to compensate the effects of inflation on tariffs, and make it possible to pass through to consumers certain changes in costs that are outside the Company’s control, such as the cost of electricity, electricity bought for resale, and the sector charges, including charges resulting from the use of the transmission and distribution facilities.

Further to this, Aneel carries out a periodic Review of tariff levels — every five years for Cemig D, and every four years for Light — which aims to identify changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustment, to share such gains with the Company’s consumers.

The company also has the right to request an Extraordinary Review of tariffs, if unpredictable events significantly change the economic/financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain extent, to the discretion of Aneel, although there are specific rules are pre-established for each review cycle. Although it is laid down in the concession contracts that the Company must continue to have economic/financial equilibrium, it cannot be guaranteed that Aneel will set tariffs that will adequately compensate the Company and that revenues and operational profits will not be adversely affected by such tariffs. When the Company requests a tariff adjustment it is necessary to prove the financial impact resulting from these events on its operations.

Under these contracts the Company is authorized to charge its consumers a rate for retail supply of energy that consists of two components:

(1)                    a portion relating to the costs of generation, transmission and distribution that are non-controllable (“Portion A Costs”); and

(2)                    a portion of operational costs (“Portion B Costs”).

Both portions are set as part of the original concession for given initial periods.  Subsequently to the initial periods, and at regular intervals, Aneel has the authority to review the Company’s costs, to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Portion B Costs (the “Scalar Adjustment”) for the subsequent period. This review may result in a positive, null or negative scalar adjustment.

Generation concessions

In Generation, the company, as well as selling electricity through auctions to the distributors in the captive market, also sells electricity to Free Consumers in the Free Market (Ambiente de Contratação Livre, or ACL).  In the Free Market, electricity is traded by generation concession holders, Small Hydro Plants (PCHs), self-generators, traders, and importers of electricity.

Free consumers are those that have demand exceeding 3 MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A consumer that has opted for the Free Market may return to the regulated system only if it gives its distributor five years’ prior notice. The purpose of this period of notice is to ensure that if necessary the distributor will be able to buy additional electricity to supply the re-entry of Free Consumers into the regulated market. The state-controlled generators can sell electricity to Free Consumers, but unlike the private generators they are obliged to do so through an auction process.

Transmission concessions

Under its transmission concession contracts, Cemig is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). These tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of the transmission concession holders. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity for long distances, in Brazil, is provided by a network of transmission lines and substations operating at a voltage of 230 kV or higher, referred to technically as the Basic Grid (Rede Básica), or National Grid.

Any agent of the electricity sector that produces or consumes electricity has the right to use the Basic Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional, the company operating the Itaipu plant on the borders of Brazil and Paraguay. However, due to the legal characteristics of that plant, the corresponding charges are assumed by the distribution concessions that hold the respective quotas of its output.

For the newer transmission concessions — granted after the year 2000, the portion of the assets that will not be used during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Starting from 2013, for the Company’s older transmission concessions, granted before the year 2000, remuneration will be according to the terms of Provisional Measure 579 (converted into Law 12783), under which the assets are the property of the Grantor Power, and the Company is remunerated for the operation and maintenance of these assets.

Gas concessions

The concessions for natural gas distribution are given at the State level, and in the state of Minas Gerais the tariffs for natural gas are fixed by the regulatory body — the Minas Gerais State Economic Development Department, in accordance with the market segment. The tariffs comprise a portion for the cost of gas and a portion relative to the operation of the concession. The tariffs are adjusted each quarter to pass through the cost of gas, and once a year, to update the portion that aims to cover the costs relating to the provision of distribution service — remuneration on capital invested — and to cover all the operational, commercial and administrative expenses incurred by the Concession holder.

As well as these adjustments, a Tariff Review is scheduled for July 2015. These reviews should occur each five years, to evaluate variations in the company’s costs and to adapt the tariffs. In the concession contract there is also a possibility of an Extraordinary Review if events take place that put the economic / financial equilibrium of the concession at risk.

PROVISIONAL MEASURE 579 (FEDERAL LAW 12783)

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (“PM 579”), subsequently approved by Congress and sanctioned on January 11, 2013, which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges and moderation of tariffs.

With PM 579, the government aimed to close the debate on whether those electricity concessions that are referred to by Articles 17, §5~~º~~, 19 and 22 of Law 9074 (of July 7, 1995) and have expiry dates as from 2015, will be renewed, under the terms set out in that Law and in the respective Concession Contracts; or whether they would be put out to tender.

PM 579, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension, allowing extension for a period of 30 years, provided that (i) the expiry dates of those concessions were brought forward, and (ii) concession holders would sign Amendments to their Concession Contracts with the Concession-granting Power, establishing the new conditions.

The extension referred to also depends on express acceptance by the concession holder of the criteria for remuneration, allocation of energy, and quality standards contained in PM 579; and PM 579 also specifies that indemillionity for assets not yet amortized or depreciated will be based on the New Replacement Value (Valor Novo de Reposição, or VNR).

Also, concessions not extended under MP 579 will remain with their present holders, and will be tendered (by auction or competition), for 30 years, at the end of each concession contract.

In keeping with the timetable set by PM 579, Mining and Energy Ministry (MME) Ministerial Orders 578 and 579, of October 31, 2012, set out the initial tariffs for the hydroelectric plants covered by PM 579, and also the initial electricity transmission revenues governed by its Article 6, applying to cases where the extension of the concession is brought forward.

On November 1, 2012, Joint Order 580 of the Mining and Energy and Finance Ministries laid down the values of indemillionities to be paid to holders of generation and transmission contracts that opt to accept early extension of their concessions. It needs to be pointed out that the amounts of indemillionity that have been published for transmission are partial, and do not include the assets dating from before June 2000. There are plans for defining the value of the indemillionity for these assets in 2013.

In response to the circumstances created by PM 579, the Company’s Board of Directors made the following decisions in relation to renewal of concessions:

Electricity distribution

Application was made for renewal of the following public electricity distribution service concession contracts:

CEMIG North,	N~~º~~ 002/97;
CEMIG South,	N~~º~~ 003/97;
CEMIG East,	N~~º~~ 004/97; and
CEMIG West,	N~~º~~ 005/97

– all dated July 10, 1997, and given under DNAEE Ministerial Order 130 of April 17, 1997, published in the federal Official Gazette of April 22, 1997, and extended by Ministerial Order 125 of April 17, 1997 issued by the Mining and Energy Ministry, published in the federal Official Gazette on April 22, 1997.

The expiry dates of the distribution concessions of Cemig D that will be extended for 30 years are in February 2016.

Since the concessions of Light have expiry dates only after 2026, the rules introduced by PM 579 do not affect Light at this moment, and no significant impact to be recognized has been identified.

Electricity transmission

The Company applied for renewal of concession contract 006/97 — Cemig, which governs the transmission facilities under its responsibility classified as being part of the National Grid within the state of Minas Gerais, under Law 9074/95 and the relevant regulations.

The book value of the financial assets relating to contract 006/97 is R$ 635,209. The indemillionity specified in Interministerial Order 580 for the Company’s post-June-2000 transmission assets is R$ 285,438.  As mentioned above, no value for indemillionity for the transmission assets prior to June 2000 has yet been disclosed.

Since the company, under the criteria specified in PM 579, has the right to indemillionity for the total of its assets that have not yet been depreciated and the actual value of the indemillionity has not yet been disclosed by Aneel, the company has estimated indemillionity values, using as a reference Aneel Technical Note 387/2012, in which studies are presented for definition of the VNR of the transmission facilities, the total indemillionity of Cemig being estimated at R$ 827,519.

The difference between the book value and the estimated value of the indemillionity has been posted by the company as a gain in the Profit and loss account for 2012, in the amount of R$ 192,310.

The announced indemillionity of R$ 285,438 for the transmission assets subsequent to June 2000 was received in January 2013. It has been specified that the indemillionity for the remaining portion, in the estimated amount of R$ 542,081, will be received over a period of 30 years, in accordance with criteria yet to be decided by the Concession-granting power.

MP 579 does not apply to the transmission concessions of Taesa and TBE, so there are no impacts relating to the VNR to be recognized in their financial statements.

Electricity generation

The Company opted not to renew the electricity generation concessions for the plants listed below, which are included in Concession Contract 007/97 — Cemig Geração:

Power plant	Concession expiry date	Installed capacity (MW)	Net balance of the assets based on historic cost, at December 31, 2012	Net balance of the assets based on deemed cost, at December 31, 2012
Três Marias	07/2015	396.00	53,094	429,438
Volta Grande	02/2017	380.00	29,753	83,011
Salto Grande	07/2015	102.00	13,780	43,619
Itutinga	07/2015	52.00	2,923	10,621
Camargos	07/2015	46.00	4,857	21,662
Piau	07/2015	18.01	1,616	11,518
Gafanhoto	07/2015	14.00	1,987	16,122
Peti	07/2015	9.40	1,878	9,613
Tronqueiras	07/2015	8.50	2,082	13,980
Joasal	07/2015	8.40	1,685	10,182
Martins	07/2015	7.70	472	3,385
Cajuru	07/2015	7.20	4,042	4960
Paciência	07/2015	4.08	1,113	5,520
Marmelos	07/2015	4.00	959	5,953
Dona Rita	07/2015	2.41	702	3,501
Sumidouro	07/2015	2.12	2,177	1697
Anil	07/2015	2.08	491	185
Poquim	07/2015	1.41	2,490	4,546
		1,065.31	126,101	679,513

Note: The amounts for the deemed cost were recorded at the time of adoption of the new accounting rules in accordance with IFRS, on January 1, 2009. The difference between the amount of the deemed cost and the historic cost is posted directly in a specific line of the Company’s stockholders’ equity, without this initial reporting having an effect on the Company’s reported profit.

For the concessions for the Jaguara, São Simão and Miranda plants, which have expiry dates in August 2013, January 2015 and December 2016, respectively, the Company believes that it has the right to extend the concessions on the conditions prior to MP 579, under clauses existing in those contracts and under Article 19 of Law 9074/1995.

The historic balances of the assets of these plants on December 31, 2012 totaled R$ 1,031,629; and on the basis of deemed cost, used in the adoption of the new accounting standards, was R$ 1,304,712.The concession contract states that Cemig GT will have the right to indemillionity of the assets that have not been depreciated at the end of the concessions, which in the company’s interpretation will take place after the extension mentioned in the previous paragraph.

The other generation concessions of the Cemig group are not governed by PM 579, and thus they produce no impact to be recognized in the financial statements.

Concessions for payment

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to Aneel, over the period of validity of the contract, as compensation for commercial operation. The information on the concessions, and the amounts to be paid, are as follows:

Enterprise	Nominal value in 2012	Present value in 2012	Amortization period	Updating indexor
Porto Estrela (Consortium)	390,716	138,484	Aug. 2001 to Jul. 2032	IGP—M
Irapé	32,603	11,547	Mar. 2006 to Feb. 2035	IGP—M
Queimado (Consortium)	8,457	3,238	Jan. 2004 to Dec. 2032	IGP—M
Baguari (Consortium)	5,425	2,252	Sep. 2009 to Sep. 2042	IPCA
Itaocara (Consortium)	71,481	32,635	Until Sep. 2036	IGP—M

The concessions that require payment to the Concession-granting Power are paid in monthly payments with different values over the period of time. For the purposes of accounting and recognition of costs, due to the understanding that they represent an intangible asset related to the right of commercial operation, they are recorded as from the date of signature of the contracts at the present value of the payment obligation.

The portions paid to the concession-granting power for the Porto Estrela, Irapé, Queimado and Baguari plants in 2012 were respectively: R$ 6,105; R$ 1,360; R$ 389; and R$ 180. There have been no payments of installments to the Grantor in relation to the Itaocara plant.

The present values of the portions to be paid in the 12-month period are, respectively: R$ 13,919; R$ 1,370; R$ 395; and R$ 259 (nominal amounts: R$ 14,740; R$ 1,454; R$ 420; and R$ 190).

The rate used by Cemig to discount the nominal value of its concession liabilities to present value was 12.50%, which represents the average borrowing rate under normal conditions on the date of transition to IFRS.

5.                  OPERATIONAL SEGMENTS

The operational segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity.

The Company also operates in the markets of gas, telecommunications and other businesses, which have a smaller impact on the results of its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. Due to the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

The operational costs and expenses for the business years 2012 and 2011 are shown in consolidated form in these tables:

FINANCIAL STATEMENTS SEPARATED BY ACTIVITY, DECEMBER 31, 2012

	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOMS	OTHER	ELIMINATIONS	TOTAL

ASSETS	12,913,433	9,928,623	14,156,560	937,528	421,795	2,738,600	(323,425)	40,773,114
INVESTMENTS	804,340	(178,574)	1,445,841	155,368	32,244	892	—	2,260,110

NET OPERATIONAL REVENUE	4,556,378	1,680,311	11,721,547	625,167	136,151	294,383	(553,562)	18,460,375

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(767,371)	—	(5,274,886)	—	—	(180,697)	271,682	(5,951,272)
Charges for the use of the national grid	(286,575)	(229)	(972,415)	—	—	—	248,623	(1,010,596)
Gas bought for resale	—	—	—	(495,114)	—	—	—	(495,114)
Total operational costs, Electricity and Gas	(1,053,946)	(229)	(6,247,301)	(495,114)	—	(180,697)	520,305	(7,456,982)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(193,672)	(142,710)	(911,233)	(21,200)	(38,885)	(53,096)	—	(1,360,796)
Employees’ and managers’ profit shares	(40,281)	(23,476)	(164,186)	—	(1,477)	(14,235)	—	(243,655)
Post-retirement obligations	(20,155)	(9,837)	(93,888)	—	—	(10,111)	—	(133,991)
Materials	(9,910)	(9,839)	(57,846)	(1,002)	(178)	(3,760)	—	(82,535)
Outsourced services	(170,194)	(96,901)	(807,304)	(8,249)	(22,338)	(50,777)	28,285	(1,127,478)
Depreciation and amortization	(388,777)	(4,426)	(494,243)	(20,304)	(36,050)	(56,756)	—	(1,000,556)
Operational provisions	1,647	3,808	(386,168)	(147)	(258)	(400,688)	—	(781,806)
Royalties for use of water resources	(186,384)	—	—	—	—	—	—	(186,384)
Construction costs	—	(159,497)	(1,445,841)	(24,856)	—	—	—	(1,630,194)
Other	(114,148)	(41,327)	(371,170)	(3,077)	(18,967)	(90,900)	4,972	(634,617)
Total cost of operation	(1,121,874)	(484,205)	(4,731,879)	(78,835)	(118,153)	(680,323)	33,257	(7,182,012)

TOTAL COST	(2,175,820)	(484,434)	(10,979,180)	(573,949)	(118,153)	(861,020)	553,562	(14,638,994)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	2,380,558	1,195,877	742,367	51,218	17,998	(566,637)	—	3,821,381
Gain on dilution of interest in jointly-controlled subsidiaries	—	259,325	5,168	—	—	—	—	264,493
Equity gain (loss) in subsidiaries	(3,272)	—	—	—	—	—	—	(3,272)
Financial revenue	131,046	156,232	327,482	31,476	10,767	2,553,236	—	3,210,239
Financial expenses	(429,091)	(564,206)	(727,146)	(12,415)	(13,182)	(211,875)	—	(1,957,915)
PRETAX PROFIT	2,079,241	1,047,228	347,871	70,279	15,583	1,774,724	—	5,334,926
Income tax and Social Contribution tax	(612,031)	(107,245)	(428,719)	(14,370)	(3,626)	(338,102)	—	(1,504,093)
Deferred income tax and Social Contribution tax	55,747	(123,425)	373,850	(477)	(2,080)	137,237	—	440,852
NET PROFIT FOR THE YEAR	1,522,957	816,558	293,002	55,432	9,877	1,573,859	—	4,271,685

PROFIT AND LOSS ACCOUNTS SEPARATED BY ACTIVITY — AT DECEMBER 31, 2011, RECLASSIFIED

	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOMS	OTHER	ELIMINATIONS	TOTAL
ASSETS	12,103,518	8,711,290	13,127,829	853,612	419,934	14,702,378	(12,909,678)	37,008,883
INVESTMENTS	971,930	1,030,220	1,857,354	83,873	35,885	332	—	3,979,594

NET OPERATIONAL REVENUE	3,782,538	1,290,026	10,548,216	457,678	125,780	49,678	(505,200)	15,748,716

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(586,767)	—	(3,920,780)	—	—	(48)	229,615	(4,277,980)
Charges for the use of the national grid	(268,478)	(186)	(811,510)	—	—	(1)	250,151	(830,024)
Gas bought for resale	—	—	—	(329,105)	—	—	—	(329,105)
Total operational costs, Electricity and Gas	(855,245)	(186)	(4,732,290)	(329,105)	—	(49)	479,766	(5,437,109)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(176,019)	(136,987)	(838,793)	(18,996)	(28,206)	(49,650)	—	(1,248,651)
Employees’ and managers’ profit shares	(35,327)	(20,041)	(148,298)	—	(2,005)	(15,390)	—	(221,061)
Post-retirement obligations	(18,671)	(9,113)	(87,481)	—	—	(8,435)	—	(123,700)
Materials	(11,290)	(12,324)	(72,001)	(1,250)	(385)	(502)	—	(97,752)
Outsourced services	(131,227)	(71,800)	(801,536)	(6,289)	(21,226)	(18,361)	19,612	(1,030,827)
Depreciation and amortization	(408,998)	(5,825)	(504,459)	(22,129)	(35,175)	(6,083)	—	(982,669)
Operational provisions	(5,961)	(2,892)	(249,358)	—	(1,040)	1,640	—	(257,611)
Royalties for use of water resources	(153,979)	—	—	—	—	—	—	(153,979)
Construction costs	(10)	(116,862)	(1,412,396)	—	—	(1)	—	(1,529,269)
Other	(60,339)	(35,547)	(235,789)	(5,375)	(16,282)	(14,522)	5,822	(362,032)
Total cost of operation	(1,001,821)	(411,391)	(4,350,111)	(54,039)	(104,319)	(111,304)	25,434	(6,007,551)

TOTAL COST	(1,857,066)	(411,577)	(9,082,401)	(383,144)	(104,319)	(111,353)	505,200	(11,444,660)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,925,472	878,449	1,465,815	74,534	21,461	(61,675)	—	4,304,056
Gain on dilution of interest in jointly-controlled subsidiaries								—
Equity gain (loss) in subsidiaries	(744)	—	—	—	—	—	—	(744)
Financial revenue	178,187	130,261	361,972	25,730	10,712	288,133	—	994,995
Financial expenses	(462,246)	(500,148)	(712,424)	(11,885)	(13,311)	(265,252)	—	(1,965,266)
PRETAX PROFIT	1,640,669	508,562	1,115,363	88,379	18,862	(38,794)	—	3,333,041
Income tax and Social Contribution tax	(460,157)	(82,749)	(382,905)	(20,160)	(5,566)	(159,914)	—	(1,111,451)
Deferred income tax and Social Contribution tax	57,914	(61,744)	68,624	—	4,776	124,290	—	193,860
NET PROFIT FOR THE YEAR	1,238,426	364,069	801,082	68,219	18,072	(74,418)	—	2,415,450

6.                  CASH AND CASH EQUIVALENTS

	Consolidated			Holding company
	2012	2011	Jan. 1, 2011	2012	2011	Jan. 1, 2011
Bank accounts	156,900	157,890	94,605	6,065	6,664	10,164
Cash investments
Bank certificates of deposit	2,249,572	2,345,877	2,516,342	1,046,728	191,004	289,642
National Treasury Notes (NTNs)	—	26,413	—	—	1,603	—
Financial Notes — Banks	—	176,510	—	—	18,364	—
Others	79,338	155,800	368,746	4,329	9,060	2,935
	2,328,910	2,704,600	2,885,088	1,051,057	220,031	292,577
	2,485,810	2,862,490	2,979,693	1,057,122	226,695	302,741

Cash investments are transactions contracted with Brazilian institutions and international financial institutions with branch offices in Brazil for securities at normal market prices and under normal market conditions. All the transactions are highly liquid; they are promptly convertible into a known amount of cash; they are subject to insignificant risk of change in value; and have no restriction on use. Bank Certificates of Deposit (CBDs), with fixed or floating rates, and Time Deposits with a Special Guarantee (Depósitos a Prazo com Garantia Especial, or DPGEs), receive a return percentage based on the CDI rate (varying from 97% to 105%) published by Cetip (Câmara de Custódia e Liquidação — the Custody and Settlement Chamber).

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Explanatory Note 28 to the consolidated financial statements.

7.                  SECURITIES

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions with branch offices in Brazil, for market prices and conditions.

	Consolidated			Holding company
	2012	2011	Jan. 1, 2011	2012	2011	Jan. 1, 2011
Cash investments
Current
Bank certificates of deposit	990,626	358,987	321,858	3,845	180,000	55
Treasury Financial Notes (LFTs)	20,722	—	—	—	—	—
Financial Notes — Banks	360,510	—	—	19,276	—	—
National Treasury Notes (NTNs)	80,267	—	—	—	—	—
Debentures	67,273	—	—	3,979	—	—
Others	38,406	—	—	263	—	—
	1,557,804	358,987	321,858	27,363	180,000	55
Non-current
Bank certificates of deposit	26,476	—	—	4	—	—
Financial Notes — Banks	78,976	—	—	6,017	—	—
Debentures	1,717	—	—	123		—
Others	54,581	—	—	1,483	—	—
	161,750	—	—	7,627	—	—
	1,719,554	358,987	321,858	34,990	180,000	55

These securities are classified in accordance with the accounting rules in Explanatory Note 28.

8.                  CONSUMERS AND TRADERS

Consolidated

	Balances not yet due	Up to 90 days past due	More than 90 days past due	Total
Consumer type	2012			2012	2011	Jan. 1, 2011
Residential	615,076	247,481	282,330	1,144,887	1,188,883	1,022,724
Industrial	505,814	91,991	164,108	761,913	786,556	710,708
Commercial, services and others	373,361	69,751	191,651	634,763	563,845	465,870
Rural	71,330	23,736	29,446	124,512	114,770	101,716
Public authorities	117,023	17,121	60,963	195,107	157,106	138,657
Public illumination	43,621	5,320	22,111	71,052	94,092	84,638
Public service	60,022	11,916	48,078	120,016	182,812	193,987
Subtotal — Consumers	1,786,247	467,316	798,687	3,052,250	3,088,064	2,718,300
Wholesale supply to other concession holders	213,024	43,593	6,395	263,012	241,521	195,082
Spot supply transactions	62,354	—	7,680	70,034	—	—
Provision for doubtful receivables	—	—	(723,488)	(723,488)	(621,269)	(555,090)
	2,061,625	510,909	89,274	2,661,808	2,708,316	2,358,292

Current assets				2,346,520	2,549,546	2,262,585
Non-current assets				315,288	158,770	95,707

The breakdown of the provision for doubtful receivables, by consumer category, is as follows:

	Consolidated
	2012	2011	Jan. 1, 2011
Residential	252,594	316,954	248,835
Industrial	253,736	106,255	97,875
Commercial, services and others	158,763	152,240	116,476
Rural	16,078	16,359	17,334
Public authorities	21,606	5,529	25,683
Public illumination	11,261	11,808	18,512
Public service	9,450	12,124	30,375
	723,488	621,269	555,090

The allowance for doubtful accounts is considered to be sufficient to cover any losses in the realization of these assets.

Changes in the allowance for doubtful receivables in 2012 and 2011 were as follows:

Consolidated
Balance on January 1, 2011	555,090
Constitution of provision	163,629
Write-offs of accounts receivable	(97,450)
Balance on December 31, 2011	621,269
Constitution of provision	315,201
Write-offs of accounts receivable	(212,982)
Balance on December 31, 2012	723,488

The Company’s exposure to credit risk related to accounts receivables from Consumers and Traders is given in Note 28 to the consolidated financial statements.

9.                  TAXES ON REVENUE, ETC., RECOVERABLE

	Consolidated			Holding company
	2012	2011	Jan. 1, 2011	2012	2011	Jan. 1, 2011
Current
ICMS tax recoverable	187,179	153,306	223,395	3,429	3,843	3,843
PIS and Pasep taxes	17,270	32,828	26,730	—	—	—
Cofins TAX	138,659	156,852	116,723	57,282	67,342	—
Others	16,956	11,140	7,582	1,389	1,385	1,390
	360,064	354,126	374,430	62,100	72,570	5,233
Non-current
ICMS tax recoverable	275,189	243,030	84,746	4,754	4,334	426
PIS and Pasep taxes	29,684	14,515	55,137	—	—	—
Cofins Tax	140,354	70,404	—	3	—	—
Others	66	—	—	—	—	—
	445,293	327,949	139,883	4,757	4,334	426
	805,357	682,075	514,313	66,857	76,904	5,659

The credits of Pasep and Cofins taxes recoverable arise from acquisitions of acquisitions of property, plant and equipment, which can be offset in 48 months.

The recoverable ICMS tax credits, recorded in non-current assets, arise from acquisitions of property, plant and equipment and can be applied against state taxes payable in 48 months. The transfer to Non-current was made in accordance with management estimates of the amounts which should be realized up to December 2013.

The holding company established a credit receivable from the Brazilian Federal Revenue Department (Secretaria da Receita Federal) for restitution of the amounts of the Finsocial tax (Cofins) unduly paid in the period September 1989 to February 1991, as a result of the declaration that there was no legal taxation requirement obliging the Company to increase the rates established by the legislation. The financial updating, in the amount of R$ 67,341, has been recognized in the Profit and loss account for the 2011 business year.

10.           INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)             Income tax and Social Contribution tax recoverable

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years and to advance payments in 2012, which will be offset against federal taxes payable for the year 2013. These are posted in Taxes and contributions.

	Consolidated			Holding company
	2012	2011	Jan. 1, 2011	2012	2011	Jan. 1, 2011
Current
Income tax	194,562	171,294	353,196	—	—	—
Social Contribution tax	68,830	49,466	136,617	—	—	—
	263,392	220,760	489,813	—	—	—
Non-current
Income tax	31,899	21,223	66,439	25,462	17,211	63,120
Social Contribution tax	2,449	2,382	16,999	2,449	2,337	16,997
	34,348	23,605	83,438	27,911	19,548	80,117
	297,740	244,365	573,251	27,911	19,548	80,117

b)             Deferred income tax and Social Contribution tax

Cemig and its subsidiaries and jointly-controlled subsidiaries have income tax credits, constituted at the rate of 25.00%, and Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated			Holding company
	2012	2011	Jan. 1, 2011	2012	2011	Jan. 1, 2011
Tax credits
Tax loss carryforwards	366,182	409,121	568,722	285,629	337,861	260,966
Provisions	145,952	141,921	128,166	42,057	55,697	56,354
Post-retirement liabilities	390,634	369,306	349,989	21,894	19,807	18,105
Provision for doubtful receivables	248,526	211,928	191,866	7,628	8,629	8,899
Goodwill on absorption of subsidiary	103,919	328,680	84,166	—	—	—
Taxes payable - suspended liability (1)	179,249	180,623	143,109	—	—	—
Paid concessions	65,615	61,941	57,330	—	—	—
Regulatory assets not recognized by IFRS	230,048	—	—	—	—	—
Others	50,304	145,378	119,219	2,204	2,455	1,148
Total	1,780,429	1,848,898	1,642,567	359,412	424,449	345,472

Deferred obligations
Funding cost	(5,476)	(4,303)	(3,257)	(2,058)	—	—
Foreign exchange variations	(20,485)	(17,645)	(17,253)	—	—	—
Deemed cost	(385,024)	(520,981)	(565,637)	—	—	—
Adjustment to present value	(84,146)	(80,741)	(79,835)	—	—	—
Adjustments for application of ICPC 01 - Concession contracts	(236,427)	(315,271)	(178,228)	—	—	—
Borrowing costs, capitalized	(27,261)	(21,248)	(5,390)	—	—	—
Regulatory liabilities not recognized by IFRS	—	(82,078)	(48,594)	—	—	—
Taxes on income not redeemed - Presumed Profit method	(6,638)	(4,143)	(3,678)	—	—	—
Transmission companies: Indemillionity gain	(80,844)	—	—	—	—	—
Goodwill premium	(430,204)	(451,352)	(500,569)	—	—	—
Others	—	(427)	(5,528)	—	—	—
Total	(1,276,505)	(1,498,189)	(1,407,969)	(2,058)	—	—
Total, net	503,924	350,709	234,598	357,354	424,449	345,472

Total assets	1,451,794	1,235,869	1,218,126	357,354	424,449	345,472
Total liabilities	(947,870)	(885,160)	(983,528)	—	—	—

(1) Relating to income tax on Pasep and Cofins taxes.

At its meeting on March 26, 2013, the Board of Directors approved the technical study prepared by Cemig’s Financial Department on the forecasts for future profitability, which show capacity for realization of the deferred tax asset, as defined in CVM Instruction 371.

The temporary differences deductible and the accumulated tax credits do not expire under the tax legislation currently in force. Deferred tax assets were recorded in relation to these items, because it is probable that future taxable profits will be available for the Company to be able to use the benefits of them.

In accordance with the individual estimates of Cemig and its subsidiaries and jointly-controlled subsidiaries, future taxable income against which the deferred tax asset existing on December 31, 2012 will be realized is according to the following estimated timeline:

	Consolidated	Holding company
2013	395,245	63,531
2014	357,480	33,082
2015	184,409	36,986
2016	198,038	50,615
2017 to 2018	276,800	91,987
2019 to 2020	209,966	67,341
2021 and 2022	158,491	15,870
	1,780,429	359,412

c)              Reconciliation of expenses on income tax and Social Contribution tax

This table reconciles the nominal expenses on income tax (25% tax rate) and Social Contribution tax (rate 9%) with the actual expenses incurred as shown in the Profit and loss account:

	Consolidated		Holding company
	2012	2011	2012	2011
Pretax profit	5,334,926	3,333,041	4,459,039	2,434,225
Income tax and Social Contribution tax — nominal expense	(1,813,875)	(1,133,234)	(1,516,073)	(827,637)

Tax effects applicable to:
Subsidiaries: Equity gain (loss) +Interest on Equity received	(1,112)	(253)	762,118	701,157
Non-deductible contributions and donations	(8,836)	(8,227)	(406)	(1,153)
Tax incentives	33,383	28,585	983	2,330
Tax credits not recognized	33,859	(1,638)	(89)	(13)
Goodwill gain on issuance of shares	89,928	—	—	—
Amortization of goodwill	—	—	(12,177)	(12,235)
Adjustment in income tax and Social Contribution tax — prior year	11,609	(2,769)	1,095	123
Recognition of credits on Tax loss carryforwards	—	119,850	—	119,850
Interest on Equity	578,000	—	578,000	—
ICMS/TUSD legal action settlement — Minas Gerais State	(2,881)	—	—	—
Difference between Presumed Profit and Real Profit	31,907	32,407	—	—
Others	(15,223)	47,688	(805)	(1,197)
Income tax and Social Contribution — effective gain (expense)	(1,063,241)	(917,591)	(187,354)	(18,775)
Effective rate	19.93%	27.53%	4.20%	0.77%

Current tax	(1,504,093)	(1,111,451)	(119,019)	(143,287)
Deferred tax	440,852	193,860	(68,335)	124,512

Corporate income tax incentive of Taesa (Transmissora Aliança de Energia Elétrica S.A.)

The National Integration Ministry, through the federal Agency for Development of the Northeast (Agência de Desenvolvimento do Nordeste, or Adene); and the federal Agency for the Development of the Amazon Region (Agência para o Desenvolvimento da Amazônia, or ADA), has issued official position statements 169/2004 and 0260/2003 granting some of the subsidiaries of Taesa (Transmissora Aliança de Energia Elétrica S.A.) tax benefits of reduction of 75% in income tax payable, for the activity carried out in the region to which the benefits apply. This benefit is calculated monthly on a quota of 84.48% of the profit from commercial operation of the Nordeste-Sudeste transmission line, this being the percentage of the line that is located in the State of Bahia, which is part of the area enjoying tax advantages under Sudene.

11.           ESCROW DEPOSITS IN LEGAL ACTIONS

Escrow deposits linked to legal actions are mainly related to contingencies for employment-law litigation and tax obligations.

The main payments into court in relation to tax obligations relate to income tax withheld at source on Interest on Equity, and to the ICMS tax — relating to its exclusion from the amount taxable by PIS and Cofins tax.

	Consolidated			Holding company
	2012	2011	Jan. 1, 2011	2012	2011	Jan. 1, 2011
Employment-law cases	264,558	206,971	212,142	27,034	24,389	46,142

Tax obligations
Income tax on Interest on Equity	14,774	14,010	14,774	—	—	—
ITCD (donations/inheritance tax)	120,535	115,918	48,413	120,096	115,918	48,413
Pasep and Cofins tax (a)	725,343	719,470	554,402	—	—	—
Others	107,061	59,209	14,499	44,219	34,696	13,180
	967,713	908,607	632,088	164,315	150,614	61,593

Others
Regulatory	33,151	45,262	52,173	12,704	21,070	38,590
Third party liability	7,127	5,586	5,586	—	—	—
Civil actions	679	13,732	8,409	6,464	7,165	5,167
Recon	2,366	13,392	1,769	74	11,653	68
Court embargo	110,198	91,685	55,001	55,688	50,172	37,754
Others (b)	34,483	102,476	60,038	4,423	10,657	6,203
	188,004	272,133	182,976	79,353	100,717	87,782

	1,420,275	1,387,711	1,027,206	270,702	275,720	195,517

(a)         The balances of deposits paid into court in relation to the Pasep and Cofins taxes have a corresponding provision recorded in Taxes and contributions. See details in Explanatory Note 18.

(b)         This refers mainly to amounts blocked by the courts, in relation to various legal actions.

12.                               ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS; THE RECEIVABLES FUND

a) The CRC Account

In 1995 the obligation to pay the remaining balance of this receivable was transferred from the Federal Government to the Minas Gerais State Government (“the State Government”), the Company’s controlling shareholder, through a credit assignment contract (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index (Unidade Fiscal de Referência, or Tax Reference Unit Index).

The First Amendment to the CRC Agreement, signed on January 24, 2001, replaced the monetary updating unit in the agreement, which had been the Ufir, with the IGP-DI inflation index, backdated to November 2000, due to the abolition of the Ufir in October 2000.

Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits receivable from the Minas Gerais state government.

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

According to Fourth Amendment, the Minas Gerais State Government is amortizing this payable to the Company via 61 consecutive semi-annual installments, which are due on June 30 and December 31 of each year, over the period from June 2005 to June 2035.

b) Transfer of the CRC credits to the Cemig CRC Account Securitization Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund — the Cemig CRC Account Securitization Fund (“FIDC”). The value of the CRC Agreement account balance receivable was established by the Fund administrator and was based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 was in senior units and R$ 759,125 in subordinated units.

The senior units were acquired by financial institutions, to be amortized in 20 semi-annual installments, starting in June 2006, with interest accruing at the rate of CDI plus 1.7% per year, and were guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The subordinated units were updated for monetary valuation purposes in the amount of the difference between the valuation of the FIDC using a rate of 10% per year and the increase in value of the senior quotas, as calculated based on CDI plus 1.7%.

To make possible the early settlement of the CRC Contract, as described in more detail in item “c”, on December 5, 2012 the Company bought back the senior units and on December 17, 2012 liquidated the FIDC, by transacting the receivables at the price posted in the FIDC of R$ 1,785,045 (R$ 695,340 for senior units and R$ 1,089,705 for subordinated units), as authorized by the Board of Directors.

The composition of the FIDC in the previous year was as follows:

	2012	2011	Jan. 1, 2011
- Senior units held by third parties	—	819,996	890,517

- Subordinated units owned by Cemig	—	1,001,179	938,704
- Dividends retained by the Fund	—	8,900	7,867
	—	1,010,079	946,571
TOTAL	—	1,830,075	1,837,088

This shows the movement in the FIDC in 2012:

Consolidated and Holding company
Balance on December 31, 2010	1,837,088
Monetary updating of the senior units	102,712
Monetary updating of the subordinated units	63,508
Investment in the subordinated units	14,079
Amortization of the senior units	(187,308)
Balance on December 31, 2011	1,830,079
Monetary updating of the senior units	72,378
Monetary updating of the subordinated units	92,707
Investment in the subordinated units	55,200
Amortization of the senior units	(197,059)
Retention of income tax at source and IOF tax	(55,191)
Cash balance redeemed	(13,069)
Liquidation of the FIDC	(1,785,045)
Balance on December 31, 2012	—

c) Negotiation for early settlement of the CRC Account

On November 20, 2012, the government of the State of Minas Gerais and the Company entered into a Commitment Undertaking, the aim of which was to create the practical conditions for early payment, in full, of the obligations arising from the CRC Contract. A discount of approximately 35% was applied to the updated amount of the debtor balance, for payment at sight by the State of Minas Gerais to the bank account of the Company.

In the Undertaking, the State of Minas Gerais recognized and declared a liability payable by it under the CRC Contract, with face value of R$ 6,282,551, base date October 31, 2012, which after application of a discount of 35%, resulted in the amount of R$ 4,083,658.  This amount was updated, and augmented by the interest specified in the CRC Contract, up to the date of the actual payment, within the limit period of up to 30 business days from the date of entry of the funds, for each credit transaction carried out by the Statement of Minas Gerais to make the transaction possible.  On December 31, 2012, the amount of R$ 4,083,658, augmented by interest and monetary adjustment, comprised a total of R$ 4,167,907, which after deduction of the price of R$ 1,785,045 paid for repurchase of the FIDC units, generated a financial gain of R$ 2,382,862.  This amount was posted in the profit and loss account for 2012.

Within the process of negotiation of the early settlement of the CRC, to satisfy a condition for approval of the transaction by the federal government, the Company agreed a Term of Settlement to terminate the legal action between Cemig and the federal government related to the now-extinct CRC Account.  As part of this arrangement, the State retained part of the amounts which would otherwise have been paid through to the Company, and passed through to the federal government the amount of R$ 403,162, under the settlement referred to.  This is set out in more detail in Explanatory Note 23 — Provisions.

The movement of amounts on the CRC account was as follows:

Consolidated and Holding company
Balance receivable under CRC after repurchase of the FIDC units	1,785,045
Monetary updating of the contract as per conditions agreed with Minas Gerais State	2,382,862
Net amounts settled by Minas Gerais State	(1,745,808)
Balance on December 31, 2012	2,422,099

The Balance outstanding on December 31, 2012 was settled by the Government of the State on February 27 and 28, 2013.

13.           FINANCIAL ASSETS OF THE CONCESSION

As mentioned in Note 2, Item 2.6 (g), the Company’s distribution, transmission, gas and wind generation concession contracts are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which deals with the accounting of concessions, and refers to investee infrastructure that will be the subject of indemillionity by the Concession-granting Power, as laid down in the regulatory framework of the electricity sector, and in the concession contract signed between Cemig and Aneel.

As described in more detail in Explanatory Note 4, the Company accepted renewal of the transmission concession of the subsidiary and the assets were reverted to the Granting Power, with indemillionity being established for those assets.

The balances of the concession financial assets are as follows:

	Consolidated
	2012	2011	Jan. 1, 2011

Distribution concessions	5,268,609	3,331,311	2,509,339
Gas concessions	355,240	304,616	287,425
Newer transmission concessions	6,405,465	5,812,021	4,755,707
Older transmission concessions	177,901	758,338	744,697
	12,207,215	10,206,286	8,297,168

Current assets	1,040,720	1,120,035	625,332
Non-current assets	11,166,495	9,086,251	7,671,836

For the newer transmission concessions, the internal rate of return on financial assets varies between 7.8% and 14.48%, in accordance with the specific characteristics of each concession and their investment dates.

Changes in the financial assets were as follows:

Consolidated
Balance on December 31, 2011	10,206,286
Additions	160,256
Acquisition of subsidiaries	555,748
Monetary updating	896,167
Dilution of equity interest in Taesa	(839,413)
Amounts received	(812,046)
Transfers	1,847,906
Net gain on indemillionity of assets	192,311
Balance on December 31, 2012	12,207,215

On September 11, 2012 the Brazilian government issued Provisional Measure 579, governing renewals of concessions. See details in Explanatory Note 4.

Gas concession: The Company understands that the financial assets of the gas concession will be indemillionified by the Granting Power, that is to say: At the end of the concession the government of the State of Minas Gerais will indemillionify the amount of the investments made in the last five years of the concession.  For the balances of the financial assets determined by the other goods linked to the concession, the Company believes, and is supported in this opinion by a Legal Note issued by the office of the General Attorney of the State of Minas Gerais, that they will be subject to indemillionity at the time of the termination of the concession, by one of the following routes: (i) by the new concession holder, in the event of the concession not being renewed; (ii) by the extension of the concession contact, for a period that is reasonable and necessary for amortization of the assets underlying financial assets, to maintain the balance of the contract;  or (iii)  through a contractual amendment that changes the indemillionity clause to guarantee indemillionity of the goods that have not been amortized, at the end of the concession.  These options are still in the process of being decided upon by the Grantor Power.

14.           INVESTMENTS

This table shows investments in subsidiaries and jointly-controlled subsidiaries:

	Consolidated		Holding company
	2012	2011	2012	2011	Jan. 1, 2011
Cemig GT	—	—	5,494,981	5,086,076	5,050,645
Cemig D	—	—	2,463,149	2,656,463	2,376,898
Light	—	—	1,149,109	1,160,184	1,210,896
Cemig Telecom	—	—	247,976	287,909	287,718
Gasmig	—	—	508,077	444,991	444,043
Gasmig (investment in progress)	—	67,223	—	67,223	—
Rosal Energia	—	—	145,252	158,676	159,646
Sá Carvalho	—	—	123,898	123,571	121,843
Horizontes Energia	—	—	77,404	73,203	70,017
Usina Ipatinga Thermal	—	—	25,895	37,577	36,865
Cemig PCH	—	—	91,866	95,228	93,145
Cemig Capim Branco Energia	—	—	125,568	42,592	34,797
Companhia Transleste de Transmissão	—	—	26,516	24,020	24,040
UTE Barreiro	—	—	33,022	23,034	7,695
Companhia Transudeste de Transmissão	—	—	13,542	13,150	12,937
CCEE — Electricity trading chamber	—	—	12,368	239	108,291
Companhia Transirapé de Transmissão	—	—	11,528	10,525	10,602
Transchile	—	—	47,840	42,850	28,908
Efficientia	—	—	10,954	11,334	8,944
Central Termelétrica de Cogeração	—	—	6,006	6,348	6,281
Companhia de Transmissão Centroeste de Minas	—	—	21,329	20,912	17,953
Cemig Trading	—	—	21,652	13,008	7,416
Empresa Paraense de Transmissão de Energia-ETEP	—	—	131,656	132,203	124,242
Empresa Norte de Transmissão de Energia-ENTE	—	—	304,432	307,211	299,922
Empresa Regional de Transmissão de Energia-ERTE	—	—	72,853	73,432	63,928
Empresa Amazonense de Transmissão de Energia-EATE	—	—	670,304	672,559	656,517
Empresa Catarinense de Transmissão de Energia-ECTE	—	—	42,677	44,983	46,765
Axxiom Soluções Tecnológicas	—	—	4,958	4,253	2,970
Cemig Serviços	—	—	1,421	2,310	45
Norte Energia	225,599	109,517	366,915	358,459	—
	225,599	176,740	12,253,148	11,994,523	11,313,969

Premium on acquisition of equity interests

The goodwill premium on the acquisition of the companies acquired by the Company, that is to say, the difference between the amount paid and the book value of the equity interest in the Stockholders’ equity of the jointly-controlled subsidiaries, arises basically from the added value of the concessions, and is presented jointly with the historic value of the investments in the table above. These premiums will be amortized over the remaining period of the concessions.

a)                 These figures show the movement in investments in subsidiaries and jointly-controlled subsidiaries:

	2011	Equity gain (loss) in subsidiaries (Profit and loss account)	Equity gain (loss) in subsidiaries (Other comprehensive income)	Acquisitions, injections, reduction of capital	Dividends	2012
Cemig GT	5,086,076	1,919,485	(703)	—	(1,509,877)	5,494,981
Cemig D	2,656,463	191,366	—	—	(384,680)	2,463,149
Cemig Telecom	287,909	5,067	—	—	(45,000)	247,976
Rosal Energia	158,676	10,485	—	—	(23,909)	145,252
Sá Carvalho	123,571	28,951	—	—	(28,624)	123,898
Gasmig (*)	444,991	54,702	—	65,080	(56,696)	508,077
Gasmig — investment in progress (*)	67,223	—	—	(67,223)	—	—
Horizontes Energia	73,203	13,298	—	—	(9,097)	77,404
Usina Ipatinga Thermal	37,577	10,962	—	(15,000)	(7,644)	25,895
Cemig PCH	95,228	15,264	—	—	(18,626)	91,866
Cemig Capim Branco Energia	42,592	41,845	—	82,051	(40,920)	125,568
Companhia Transleste de Transmissão	24,020	5,188	—	—	(2,692)	26,516
UTE Barreiro	23,034	10,649	—	—	(661)	33,022
Companhia Transudeste de Transmissão	13,150	2,368	—	—	(1,976)	13,542
CCEE — Electricity trading chamber	239	6,705	—	—	5,424	12,368
Companhia Transirapé de Transmissão	10,525	2,325	—	—	(1,322)	11,528
Transchile	42,850	565	4,425	—	—	47,840
Efficientia	11,334	7,219	—	—	(7,599)	10,954
Central Termelétrica de Cogeração	6,348	374	—	—	(716)	6,006
Companhia de Transmissão Centroeste de Minas	20,912	4,088	—	(3,671)	—	21,329
Light	1,160,184	103,271	—	—	(114,346)	1,149,109
Cemig Trading	13,008	31,460	—	—	(22,816)	21,652
Empresa Paraense de Transmissão de Energia — ETEP	132,203	18,142	—	—	(18,689)	131,656
Empresa Norte de Transmissão de Energia — ENTE	307,211	38,718	—	—	(41,497)	304,432
Empresa Regional de Transmissão de Energia — ERTE	73,432	9,853	—	—	(10,432)	72,853
Empresa Amazonense de Transmissão de Energia — EATE	672,559	83,905	—	—	(86,160)	670,304
Empresa Catarinense de Transmissão de Energia — ECTE	44,983	4,843			(7,149)	42,677
Axxiom Soluções Tecnológicas	4,253	845	—	—	(140)	4,958
Cemig Serviços	2,310	(889)	—	—	—	1,421
Parati	358,459	17,569	—	—	(9,113)	366,915
	11,994,523	2,638,623	3,722	61,237	(2,444,957)	12,253,148

(*) Additional acquisition of equity interest in Gasmig

On December 27, 2011 the Board of Directors authorized the acquisition of nominal preferred shares representing 4.38% of the total capital of Gasmig belonging to the government of the State of Minas Gerais, for R$ 67,223, corresponding to a price per share of approximately R$ 3.75, to be adjusted by the amount indicated in an independent Valuation Opinion, which will be prepared by a specialized institution, to be chosen and contracted by Cemig.

After the preparation of the Opinion it was found that the interest acquired had the value of R$ 65,081, representing a payment made with an excess of R$ 2,142, to be restituted by the State of Minas Gerais, which has been recorded in “Other credits”. The transaction was put into effect on July 9, 2012, and since that date, the Company has owned the equity interest of 59.57% of Gasmig.

The fair values recognized in the acquisition are as follows:

Assets
Cash and cash equivalents	1,796
Consumers and traders	12,446
Other credits	9,157
Financial assets of the concession	24,929
Intangible assets	48,348
Liabilities
Loans and financings	(9,326)
Other obligations	(22,269)

Net assets acquired	65,081
Cash disbursed	65,081

b)                 This table gives the principal information on the subsidiaries and jointly-controlled subsidiaries, not adjusted for the percentage represented by the Company’s ownership interest:

		December 31, 2012			Jan. — Dec. 2012
Company	Number of shares	Cemig stake (%)	Share capital	Stockholders’ equity	Dividends	Profit (loss)
Cemig D	2,261,997,787	100.00	2,261,998	2,463,149	384,680	191,366
Cemig GT	2,896,785,358	100.00	3,296,785	5,494,981	1,509,877	1,919,485
Light	203,934,060	26.06	2,225,822	3,264,677	438,749	481,352
Cemig Telecom	381,023,385	100.00	225,082	247,976	45,000	9,878
Rosal Energia	46,944,467	100.00	46,944	134,201	23,909	16,010
Sá Carvalho	361,200,000	100.00	36,833	123,898	28,624	28,951
Gasmig	409,255,483	59.57	643,780	808,466	95,176	97,391
Horizontes Energia	64,257,563	100.00	64,258	77,404	9,097	13,298
Usina Ipatinga Thermal	29,174,281	100.00	29,174	25,895	7,644	10,962
Cemig PCH	30,952,000	100.00	30,952	91,866	18,626	15,264
Cemig Capim Branco Energia	5,528,000	100.00	5,528	125,568	40,920	41,845
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	106,065	10,768	21,609
UTE Barreiro	30,902,000	100.00	30,902	33,022	661	10,649
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	56,423	8,233	11,644
CCEE — Electricity trading chamber	486,000	100.00	486	12,368	—	6,705
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	47,052	5,396	10,027
Transchile	56,407,271	49.00	123,957	97,633	—	1,333
Efficientia	6,051,994	100.00	6,052	10,954	7,599	7,219
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,006	716	374
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	41,821	—	8,017
Cemig Trading	160,297	100.00	160	21,652	22,816	31,460
Empresa Paraense de Transmissão de Energia - ETEP	45,000,010	49.98	89,390	177,954	37,391	46,485
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	49.99	160,337	369,372	83,012	113,805
Empresa Regional de Transmissão de Energia - ERTE	36,940,800	49.99	36,941	83,926	20,868	24,141
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	49.98	355,697	863,941	172,381	239,667
Empresa Catarinense de Transmissão de Energia - ECTE	42,095,000	19.09	42,095	118,013	37,443	40,574
Axxiom Soluções Tecnológicas	9,200,000	49.00	9,200	10,118	140	1,293
Cemig Serviços	5,100,000	100.00	5,100	1,421	—	(888)
Parati	1,432,910,000	25.00	1,432,910	1,467,660	36,452	71,489

Stockholding restructuring of Taesa

The Transmission Assets Investment Contract

On May 17, 2012, Cemig GT entered into a Contract for Investment in Transmission Assets with its jointly-controlled subsidiary Taesa, under which the totality of the equity interests held by Cemig GT in EBTE (49%) was transferred to Taesa.   As a result of the transfer, Taesa became holder of 74.49% of EBTE (taking into account the 49% holding transferred by Cemig GT and the indirect holding through EATE of 51%, since Taesa owns 49.98% of EATE after the transfer of that interest by Cemig, as described below).

In this same agreement, Cemig transferred to Taesa all of its share ownership in the transmission companies of the TBE Group: ETEP (49.98%); ENTE (49.99%); ERTE (49.99%); EATE (49.98%) and ECTE (19.09%).

Conclusion of this stockholding restructuring transaction, and final transfer of the assets referred to, is subject to certain conditions precedent, of which the most important are (i) consent of the Company’s creditors, and (ii) approval of the transaction by the regulator, Aneel.  The acquisition will also (iii) need to be approved by the monopolies authority, Cade.

Under the Transmission Assets Investment Contract, Taesa is not allowed to dispose of, assign or transfer its holdings in the companies of the TBE Group before expiry of 120 months from the date of actual transfer of the said stockholdings, unless previously authorized by Cemig  — but during that period Taesa may make total or partial disposal, assignment or transfer of any stockholding that it holds in the companies of the TBE Group (comprising the companies EATE, ETEP, ENTE, EBTE and ERTE) provided that it transfers to Cemig the positive difference obtained on such disposal, assignment or transfer, the comparison being between the value of the consideration for the disposal, assignment or transfer and the amount for which the holdings in the TBE Group were transferred to Taesa, duly updated by the variation of the Selic rate published by the Brazilian Central Bank up to the date of the actual disposal, assignment or transfer.

Contract to assume obligations — change in stockholders’ agreement

On June 29, 2012 the indirect jointly-held subsidiary Taesa, together with Alupar Investimento S.A. (holder, with Cemig and Cemig GT, of control of the companies of the TBE Group) signed a private contract to assume obligations, agreeing the following: On January 2, 2013 (or on the date of transfer of the holdings in the companies of the TBE Group to Taesa, whichever is later), amended versions of the Stockholders’ Agreements of the companies in the TBE Group come into effect, and the changes to the respective by-laws must have been voted by Alupar Investimento S.A. and Taesa by that date. Based on the above, it is Taesa’s understanding that it will cease to hold shared control of the companies of the TBE Group when the amended stockholders’ agreements referred to come into force, and that it will from then on have significant influence in those companies.

Acquisition of the TBE companies — approvals to date

On July 25, 2012 the request for consent to the transfer of a percentage interest in the concessions (subject of the stockholding restructuring) was filed with Aneel. On October 4, 2012 the Company updated the documents submitted to Aneel, to continue with the process. The case is currently under consideration by the Economic and Financial Supervision Department (SFF) of Aneel.

Acquisition by Taesa of the remaining 50% of Unisa

On November 30, 2011, Taesa acquired from Abengoa, for R$ 799,738, 50% of the share capital of Unisa (formerly Abengoa Participações S.A.), the corporate objects of which are to hold interests in the equity capital of companies that provide public and private electricity transmission services. Unisa, on that date, held 100% of the shares in the transmission companies STE, ATE, ATE II and ATE III.

On March 16, 2012, Taesa signed a contract with Abengoa for acquisition of the remaining 50% of the share capital of Unisa. Conclusion of the transaction and actual transfer of the shares was at that time subject to certain conditions precedent. On July 3, 2012 Taesa concluded acquisition of the remaining 50% of the shares in Unisa held by Abengoa. This transaction was approved by Cade, the Brazilian monopolies authority, on July 4, 2012.

Based on the above, from November 30, 2011 and July 3, 2012, Unisa was jointly-controlled by Taesa and Abengoa, and as from July 3, 2012 (the acquisition date), became a wholly-owned subsidiary of Taesa. The total value of the consideration paid for the acquisition of the holding was R$ 876,193, comprising R$ 902,390 paid in cash, net of constitution of dividends receivable in the amount of R$ 27,717 and accounts payable in the amount of R$ 1,520, on the date of conclusion of the transaction, under the terms of the agreement signed by the parties.

The assets acquired, and liabilities recognized, on the date of acquisition of the control of Unisa by Taesa (July 3, 2012) were recognized through the acquisition method applicable in the case of business combinations by stages, as shown below:

July 3, 2012	Fair values recognized on acquisition of Unisa	Amount proportional to Cemig GT’s holding
Assets
Cash and cash equivalents	434,638	188,458
Clients	51,885	22,497
Financial assets	2,448,428	1,061,635
Other assets	177,424	76,932

Liabilities
Accounts payable to suppliers and others	(95,170)	(41,266)
Loans and financings	(1,008,224)	(437,165)
Deferred tax payable	(256,595)	(111,259)

Total of the identifiable assets, net	1,752,386	759,832

Holding, %	100%	43,36%
Proportionate amount represented by the percentage holding	1,752,386	759,832
Investment previously held	(831,024)	(360,331)
Gain on the re-measurement on acquisition of the control of Unisa (a)	(45,169)	(19,585)
Consideration transferred for the acquisition of 50% of Unisa on July 3, 2012	876,193	379,916

Amount paid in cash	902,390	391,275
Dividends receivable	(27,717)	(12,018)
Accounts payable	1,520	659
Consideration transferred for the acquisition of 50% of Unisa on July 3, 2012	876,193	379,916

(a)    As required by CPC 15(R1) and IFRS 3(R), in a business combination carried out in stages, the acquiring party must re-measure its interest held previously for the fair value on the date of obtaining of control (acquisition date) and must recognize the resulting gain or loss, if any, in the resulting profit and loss account for the period.

The considerations paid by Taesa for the combinations of businesses, through the acquisition of the initial 50% and then the remaining 50% of Unisa, were paid in cash with funds from the Company’s fourth and fifth issues of promissory notes, respectively.

New issue of shares by Taesa

In a public share offering on July 19, 2012 the indirectly jointly-controlled subsidiary Taesa issued 24 million “Units”, at R$ 65 per Unit , each Unit comprising one common share and two preferred shares, all nominal, of the book-entry type and without par value. On August 20, 2012, the supplementary lot of the public share offering, of three million Units, was exercised in its entirety, resulting in a total of 27 million Units under the public share offering.

The share capital of Taesa was increased, within the limit of its authorized capital, in the amount of R$ 1.755 million, by issuance of 81 million new shares: 27 million common and 54 million preferred. After the transaction the new share capital of Taesa was R$3,028,652 (i.e. R$ 3,067,535, less the cost of the issue, R$ 38,883), held in 344,498,907 nominal, book-entry shares without par value: 230,517,711 common and 113,981,196 preferred. Under Article 172, I, of the Brazilian Corporate Law, and Article 9 of the Company’s by-laws, there was no first refusal right for existing stockholders of the Company in the subscription.

This issue of shares reduces Cemig GT’s percentage equity interest in the total capital of Taesa from 56.69% to 43.36%, comprising 97,690,743 common shares and 51,683,548 preferred shares, as follows:

	COMMON SHARES		PREFERRED SHARES		TOTAL
STOCKHOLDERS	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
Taesa: total shares issued	230,517,711	100.00%	113,981,196	100.00%	344,498,907	100.00%
Cemig GT	97,690,743	42.38%	51,683,548	45.34%	149,374,291	43.36%

The stockholding structure of the Company on December 31, 2011 was as follows:

	COMMON SHARES		PREFERRED SHARES		TOTAL
STOCKHOLDERS	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
Taesa: total shares issued	203,517,711	100.00%	59,981,196	100.00%	263,498,907	100.00%
Cemig GT	97,690,743	48.00%	51,683,548	86.17%	149,374,291	56.69%

Effects of the Taesa public share offering on the profit of Cemig

Taesa made the issue for R$ 65 per Unit, a premium on the book value of its shares prior to the issue, even including the added value of the concession resulting from the process of acquisition by Cemig GT of an equity interest in Taesa. To record this difference between the book value and the issue value, Cemig GT reports a gain, of R$ 259,325, in its profit and loss account.  The effects on the Company’s consolidated cash flow are as follows:

Assets
Consumers and traders	(22,629)
Other credits	(122,847)
Financial assets of the concession	(839,413)
Intangible assets	(200,577)
Liabilities
Loans and financings	455,275
Other obligations	332,089
Gain on the dilution	(259,330)
Effects on cash flow	(657,432)

Madeira Energia S.A.

The jointly-controlled subsidiary Madeira Energia S.A. — Mesa (“Mesa”) is an unlisted corporation, incorporated on August 27, 2007, the objects of which are construction and commercial operation of the Santo Antônio Hydroelectric Plant, on the Madeira River, and its associated transmission system, under Concession Contract Nº 001/2008—MME. Mesa is incurring establishment expenditure relating to the construction of the Santo Antônio hydroelectric plant, and as a result needs financial support from its joint controlling stockholders. The injection of R$ 288,145 arises from paying in of subscriptions of shares in 2012, duly approved in Minutes, in accordance with the investment plan approved by Cemig Board Spending Decision (CRCA) 089/07.

Acquisition of an equity interest in Guanhães Energia S.A. (joint control)

On August 28, 2012, the subsidiary Light Energia S.A. finalized the transaction to acquire an equity interest in Guanhães Energia, in which it acquired 51% of the common shares, from Investminas Participações S.A.  Guanhães Energia was created for the purpose of building the Dores de Guanhães, Senhora do Porto, Jacaré and Fortuna II small Hydro Plants, all in the State of Minas Gerais, with total installed capacity of 44.80 MW.  The first of these small hydro plants is scheduled to start commercial operation in October 2013, and the last in February 2014. Guanhães Energia S.A. is jointly controlled by the subsidiary Light Energia S.A. (51%) and Cemig GT (49%).

The value of the net assets acquired was R$ 26,586.  The difference between the amount paid, R$ 26,586, and the book value of R$ 10,357 of the assets under construction was allocated to the concession, an identifiable intangible asset with defined useful life allocated in intangible assets in the consolidated Statement of financial position.  This asset will be amortized over the periods of the concessions as from the time of start of operation of each one of them.

The fair values recognized in the acquisition are as follows:

Assets
Cash and cash equivalents	14,682
Other credits	3,718
Property, plant and equipment	3,485
Intangible assets	7,989
Liabilities
Other obligations	(3,018)
Net assets acquired	26,856
Cash expended	26,856

Dilution of equity interest in Renova Energia S.A, subsidiary of Light.

On July 13, 2012 Renova Energia S.A. and BNDES Participações S.A. (“BNDESPAR”), a wholly-owned subsidiary of the Brazilian Development Bank (BNDES), entered into an agreement for BNDESPAR to become a shareholder in Renova Energia.

With the completion of the transaction on September 26, 2012, BNDESPar subscribed 23,059,239 common shares and 4,875,036 preferred shares.  These shares arose from assignment, free of charge, by RR Participações S.A., Light Energia S.A. and InfraBrasil Fundo de Investimento em Participações, to BNDESPar, of the right of first refusal in the capital increase. The price of the issue was R$ 9.3334 per share, totaling R$ 314,702.

Entry of BNDESPar as a stockholder in Renova Energia S.A. reduced the percentage equity interest in Renova Energia S.A. held by the subsidiary Light Energia S.A. from 25.9% to 22.0%.  This transaction generated an equity gain of R$ 13,987.

The effects on the cash flows are as follows:

Assets
Other credits	(771)
Property, plant and equipment	(19,507)
Intangible assets	(8,963)
Liabilities
Loans and financings	11,409
Other obligations	2,246

Gain on the dilution	(5,163)
Effects on cash flows	(20,749)

Put options

Cemig has granted to Fundo de Participações Coliseu, which is a stockholder of Taesa, an option to sell the totality of the shares which that fund holds in Taesa, exercisable on October 30, 2014. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Taesa, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Taesa. The exercise price is subject to monetary updating by the IPCA (Expanded National Consumer Price) Index (published by the IBGE) plus financial remuneration at 7.0% per year.

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity funds own common and preferred shares in Taesa and light, and at present exercise joint control, with the Company, over the activities of these companies.  This being so, these options have been considered to be derivative instruments which should be accounted at fair value through profit or loss.

For the purposes of the termination of the method to be used in measuring the fair value of the said options, the Company observed the daily trading volume of the shares of Light and of Taesa, and that such options, if exercised by the Funds, will require the sale to the Company, in a single transaction, of the shares in the companies referred to in a quantity higher than the daily averages of exchange trading. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options: the fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put options, also estimated for the date of exercise, brought to present value at the date of the financial statements.

Based on the studies carried out, Cemig did not record obligations in its financial statements arising from these options, since the estimate of fair value of the options is close to zero.

The total balances in 2012 and 2011 of those jointly-controlled subsidiaries for which consolidation was proportional, are as follows:

2012	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
Assets
Current	221,048	39,293	24,799	76,607	31,581	15,255
Non-current	1,318,734	122,392	70,785	373	79,259	168,441
Total assets	1,573,827	161,685	95,584	76,980	110,840	183,696

Liabilities
Current	272,952	9,069	4,363	12,635	5,679	15,880
Non-current	508,806	46,551	44,169	22,524	48,738	70,183
Stockholders’ equity	808,466	106,065	47,052	41,821	56,423	97,633
Total liabilities	1,573,827	161,685	95,584	76,980	110,840	183,696

Profit and loss account
Net sales revenue	1,043,594	30,159	18,495	12,204	19,001	13,662
Cost of sales	(860,155)	(2,123)	(1,568)	(2,224)	(1,424)	(6,260)
Gross profit	183,439	28,036	16,927	9,980	17,577	7,402
General and administrative expenses	(93,321)	(1,391)	(2,190)	(758)	(1,585)	(2,950)
Net financial revenue (expenses):	32,900	(3,775)	(3,975)	(4)	(3,529)	(3,564)
Operational profit	123,018	22,870	10,762	9,218	12,463	888
Income tax and Social Contribution tax	(25,627)	(1,261)	(735)	(1,201)	(819)	445
Profit for the period	97,391	21,609	10,027	8,017	11,644	1,333

2012	Light	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Assets
Current	2,378,698	329,249	156,675	158,428	204,670	62,672	10,830
Non-current	9,394,224	1,271,361	156,003	190,062	385,641	102,704	5,604
Total assets	11,772,922	1,600,610	312,678	348,490	590,311	165,376	16,434

Liabilities
Current	2,179,160	168,470	35,933	60,861	67,697	41,149	5,827
Non-current	6,329,085	568,199	158,732	109,675	153,242	40,301	489
Stockholders’ equity	3,264,677	863,941	118,013	177,954	369,372	83,926	10,118
Total liabilities	11,772,922	1,600,610	312,678	348,490	590,311	165,376	16,434

Profit and loss account
Net sales revenue	8,021,254	295,180	70,371	65,608	153,986	61,122	23,365
Cost of sales	(5,953,833)	(25,133)	(5,263)	(7,839)	(13,141)	(31,705)	(17,411)
Gross profit	2,067,421	270,047	65,108	57,769	140,845	29,417	5,954
General and administrative expenses	(919,898)	—					(4,663)
Net financial revenue (expenses):	(461,244)	1,114	(6,337)	(3,812)	(14,682)	(3,134)	(84)
Operational profit	686,279	271,161	58,771	53,957	126,163	26,283	1,207
Income tax and Social Contribution tax	(204,927)	(31,494)	(18,197)	(7,472)	(12,358)	(2,142)	86
Profit for the period	481,352	239,667	40,574	46,485	113,805	24,141	1,293

2011	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
Assets
Current	434,525	39,782	22,129	28,102	26,180	11,951
Non-current	1,112,080	120,596	68,588	45,019	77,711	158,092
Total assets	1,546,605	160,378	90,717	73,121	103,891	170,043

Liabilities
Current	452,968	14,474	18,468	7,232	19,566	12,868
Non-current	287,386	49,824	29,291	24,886	29,533	69,726
Stockholders’ equity	806,251	96,080	42,958	41,003	54,792	87,449
Total liabilities	1,546,605	160,378	90,717	73,121	103,891	170,043

Profit and loss account
Net sales revenue	829,237	27,163	17,190	10,023	17,516	12,628
Cost of sales	(596,284)	(2,275)	(4,454)	(1,539)	(2,501)	(5,896)
Gross profit	232,953	24,888	12,736	8,484	15,015	6,732
General and administrative expenses	(91,355)	(1,386)	(688)	(1)	(643)	(6,194)
Net financial revenue (expenses):	18,538	(3,889)	(3,390)	(22)	(3,508)	—
Operational profit	160,136	19,613	8,658	8,461	10,864	538
Income tax and Social Contribution tax	(36,536)	(1,163)	(748)	(850)	(652)	(1,290)
Profit for the period	123,600	18,450	7,910	7,611	10,212	(752)

2011	Light	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Assets
Current	2,727,967	376,287	93,121	109,849	210,238	45,258	8,329
Non-current	9,551,839	1,464,917	251,861	259,174	641,316	145,037	4,467
Total assets	12,279,806	1,841,204	344,982	369,023	851,554	190,295	12,796

Liabilities
Current	1,979,802	140,066	35,781	24,430	65,290	25,872	4,029
Non-current	5,848,032	355,482	73,565	80,081	171,719	17,530	87
Stockholders’ equity	4,451,972	1,345,656	235,636	264,512	614,545	146,893	8,680
Total liabilities	12,279,806	1,841,204	344,982	369,023	851,554	190,295	12,796

Profit and loss account
Net sales revenue	6,944,785	277,203	58,677	63,199	142,635	37,662	18,694
COSTS	(5,354,135)	(52,098)	(7,020)	(11,125)	(16,680)	(15,220)	(10,853)
Gross profit	1,590,650	225,105	51,657	52,074	125,955	22,442	7,841
General and administrative expenses	(781,291)	(11,146)	(2,709)	(2,492)	(5,756)	(1,087)	(4,408)
Net financial revenue (expenses):	(457,661)	(15,274)	(7,722)	(2,974)	(20,832)	(2,094)	(247)
Operational profit	351,698	198,685	41,226	46,608	99,367	19,261	3,186
Income tax and Social Contribution tax	(104,891)	(29,573)	(15,076)	(7,184)	(13,390)	(1,261)	(1,024)
Profit for the period	246,807	169,112	26,150	39,424	85,977	18,000	2,162

15.           PP&E

	Dec. 31, 2012			Dec. 31, 2011
Consolidated	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service	19,884,394	(12,268,231)	7,616,163	19,052,126	(12,022,438)	7,029,688
Land	423,538	—	423,538	424,728	—	424,728
Reservoirs, dams and water courses	8,570,342	(5,168,944)	3,401,398	7,990,344	(5,035,301)	2,955,043
Buildings, works and improvements	2,475,884	(1,592,359)	883,525	2,319,093	(1,560,550)	758,543
Machinery and equipment	8,335,176	(5,444,338)	2,890,838	8,233,445	(5,362,640)	2,870,805
Vehicles	20,149	(13,707)	6,442	25,775	(16,017)	9,758
Furniture and utensils	59,305	(48,883)	10,422	58,741	(47,930)	10,811

Under construction	1,194,366	—	1,194,366	1,632,103	—	1,632,103
Assets in progress	1,194,366	—	1,194,366	1,632,103	—	1,632,103

Net PP&E — Consolidated	21,078,760	(12,268,231)	8,810,529	20,684,229	(12,022,438)	8,661,791

	Jan. 1, 2011
Consolidated	Historic cost	Accumulated depreciation	Net value

In service	18,041,134	(11,043,754)	6,997,380
Land	411,000	—	411,000
Reservoirs, dams and water courses	7,642,976	(4,643,171)	2,999,805
Buildings, works and improvements	2,286,827	(1,441,734)	845,093
Machinery and equipment	7,663,881	(4,940,785)	2,723,096
Vehicles	17,590	(6,753)	10,837
Furniture and utensils	18,860	(11,311)	7,549

Under construction	1,231,133	—	1,231,133
Assets in progress	1,231,133	—	1,231,133

Net PP&E — Consolidated	19,272,267	(11,043,754)	8,228,513

This table gives details of changes:

Consolidated	Balance on Jan. 1st, 2011	Balance on Dec. 31, 2011	Additions / transfers	Written off	Depreciation	Balance on Dec. 31, 2012
In service	6,997,380	7,029,688	1,019,179	(44,110)	(388,594)	7,616,163
Land	411,000	424,728	(1,068)	(122)	—	423,538
Reservoirs, dams and water courses	2,999,805	2,955,043	591,355	(1,092)	(143,908)	3,401,398
Buildings, works and improvements	845,093	758,543	158,166	(48)	(33,136)	883,525
Machinery and equipment	2,723,096	2,870,805	269,328	(38,377)	(210,918)	2,890,838
Vehicles	10,837	9,758	97	(4,468)	1,055	6,442
Furniture and utensils	7,549	10,811	1,301	(3)	(1,687)	10,422

Under construction	1,231,133	1,632,103	(437,323)	(414)	—	1,194,366

Net PP&E — Consolidated	8,228,513	8,661,791	581,856	(44,524)	(388,594)	8,810,529

On September 11, 2012 the Brazilian government issued Provisional Measure 579 (which became Law 12783), governing renewals of concessions. See details in Explanatory Note 4.

The company has identified no evidence of impairment of its Property, plant and equipment assets. The concession contracts specify that, at the end of the concession contract period of each concession, the Grantor will decide the amount to be indemillionified to the Company. Management believes that the indemillionity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives. Thus, the book value of the property, plant and equipment not depreciated at the end of the concession will be reimbursable by the Grantor Power.

Aneel, under the Brazilian regulatory framework, is responsible for establishing and periodically reviewing useful economic life estimates for generation and transmission assets in the electricity sector. The useful life estimates established by Aneel are used in the processes of reviewing tariff rates and calculating the indemillionification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The average annual depreciation rate is 2.31%. The principal annual depreciation rates, under Aneel Resolution 367 of June 2, 2009, are as follows:

Generation — item	Depreciation rate
Hydroelectric plants	2.54%
Thermal plants	4.09%
Management and other	9.53%
Telecoms	7.33%

Under Articles 63 and 64 of Decree 41019 of February 26, 1957, goods and facilities used in generation and transmission are linked to those services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator. Aneel Resolution 20/99 provides regulations for de-linking of assets of public electricity service concessions. These include grant of prior authorization for de-linking of assets that are not appropriate for serving the concession and are destined for disposal, but requiring the proceeds to be deposited in a linked bank account, to be applied in the concession.

Some of the Company’s land sites and buildings, registered in PP&E — Management, have been given in guarantee for lawsuits involving tax, employment-law, and civil issues and other contingencies, in the amount, net of depreciation, of R$ 803 on December 31, 2012.

Consortia

The Company is a partner in certain consortia for electricity generation projects, for which companies with an independent legal existence were not constituted to administer the object of the concession. In these cases the controls are maintained in PP&E, Intangible assets and Assets not linked to the activity, in compliance with Aneel Dispatch 3467 of September 18, 2008. The Company’s portion in each of the assets allocated to the consortia is recorded and controlled individually in the respective types of PP&E presented above  The amounts of the investment, accumulated, by product, for each project, are as follows:

	Stake in the electricity generated	Average annual depreciation rate %	2012	2011	Jan. 1, 2011
In service:
Porto Estrela Plant	33.33%	2.42	38,715	38,715	38,627
Igarapava Plant	14.50%	2.52	57,579	57,017	55,554
Funil Plant	49.00%	2.49	183,124	183,124	182,360
Queimado Plant	82.50%	2.42	212,554	208,618	206,729
Aimorés Plant	49.00%	2.55	551,310	551,310	549,537
Baguari Plant	34.00%	2.56	182,743	181,416	—
Capim Branco Energia consortium	21.05%	2.60	56,240	56,240	56,240
Accumulated depreciation			(235,948)	(193,372)	(171,321)
Total, in service			1,046,317	1,083,068	917,726

Under construction:
Baguari Plant	34.00%		75	75	181,416
Queimado Plant	82.50%		277	3,388	1,579
Funil Plant	49.00%		186	—	648
Aimorés Plant	49.00%		1,188	700	1,187
Igarapava Plant	14.50%		1,016	461	1,171
Porto Estrela Plant	33.33%		184	119	156
Capim Branco Energia consortium			2,050	1,083	1,264
Total, under construction			4,976	5,826	187,421

Total, consortia — Consolidated			1,051,293	1,088,894	1,105,147

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by Aneel, which represent the useful life of the assets.

This table shows, by project, the interests of the other partners in the energy generated by the consortia:

Consortia	Other shareholders	Interest %
Porto Estrela Plant	Companhia de Tecidos Norte de Minas Gerais — Coteminas	33.34
	Vale S.A.	33.33

Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais — CMM	23.93
	Companhia Siderúrgica Nacional — CSN	17.92
	Mineração Morro Velho — MMV	5.50

Funil Plant	Vale S.A.	51.00

Queimado Plant	Companhia Energética de Brasília - CEB	17.50

Aimorés Plant	Vale S.A.	51.00

Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Companhia Mineira de Metais — CMM	12.63

Assets fully depreciated

On December 31, 2012 Cemig GT had in its Property, plant and equipment a gross book value of R$ 4,362,237, referring to the assets that had been totally depreciated and were still in operation.

Useful life review

On February 7, 2012 Aneel, by Normative Resolution 474, set new annual rates of depreciation for assets in service under electricity concessions based on a review of their useful lives. The new rates were applied as effective January 1, 2012.

The Company has processed the changes in the rates and recalculated the value of the indemillionity of the reversible assets at the maturity of the period of the Concessions Cemig D 2016 and Light 2026, and of the amount attributable to Intangible assets.  This recalculation resulted in the transfer of R$ 437,720 from Intangible assets to Financial assets.

Cost of loan

The Company transferred to Intangible assets the costs of loans and financings linked to works, in the amount of R$ 64,531 on December 31, 2012.

On September 11, 2012 the Brazilian government issued Provisional Measure 579, governing renewals of concessions. See details in Explanatory Note 4.

16.            INTANGIBLE ASSETS

	2012			2011
Holding company	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service	3,803	(3,319)	484	3,799	(3,149)	650
Useful life defined			—
Software use rights	3,794	(3,316)	478	3,711	(3,064)	647
Brands and patents	9	(3)	6	5	(2)	3
Right of commercial operation of concession	—	—	—	83	(83)	—

Under construction	10,090	(9,593)	497	7	—	7
Assets in progress	10,090	(9,593)	497	7	—	7
Intangible, net — Holding company	13,893	(12,912)	981	3,806	(3,149)	657

	Jan. 1, 2011
Holding company	Historic cost	Accumulated amortization	Residual value
In service	13,323	(12,490)	833
Useful life defined
Software use rights	3,808	(2,978)	830
Brands and patents	5	(2)	3
Right of commercial operation of concession	9,510	(9,510)	—

Under construction	5	—	5
Assets in progress	5	—	5
Intangible, net — Holding company	13,328	(12,490)	838

	2012			2011
Consolidated	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service	10,641,561	(7,154,063)	3,487,498	10,607,051	(6,725,068)	3,881,983
Useful life defined
Temporary easements	41,588	(1,766)	39,822	34,248	(1,585)	32,663
Paid concession contract	51,908	(10,259)	41,649	31,974	(8,742)	23,232
Right of commercial operation of concession	10,325,389	(6,965,963)	3,359,426	10,361,482	(6,571,998)	3,789,484
Others	222,676	(176,075)	46,601	179,347	(142,743)	36,604

Under construction	985,983	—	985,983	1,522,123	—	1,522,123
Assets in progress	985,983	—	985,983	1,522,123	—	1,522,123

Net intangible assets — Consolidated	11,627,544	(7,154,063)	4,473,481	12,129,174	(6,725,068)	5,404,106

	Jan. 1, 2011
Consolidated	Historic cost	Accumulated amortization	Residual value
In service	3,368,808	(143,585)	3,225,223
Useful life defined
Temporary easements	63,704	(2,245)	61,459
Paid concession contract	32,034	(7,698)	24,336
Right of commercial operation of concession	3,110,096	—	3,110,096
Others	162,974	(133,642)	29,332

Under construction	1,722,954	—	1,722,954
Assets in progress	1,722,954	—	1,722,954

Net intangible assets — Consolidated	5,091,762	(143,585)	4,948,177

The movement in Consolidated Intangible Assets in 2012 is as follows:

Consolidated	Balance on Jan. 1, 2011	Balance on Dec. 31, 2011	Additions	Written off	Amortization	Transfers	Balance on Dec. 31, 2012
In service	3,225,223	3,881,983	(93,563)	(80,599)	(611,962)	391,639	3,487,498
Useful life defined
- Temporary easements	61,459	32,663	—	—	(179)	7,338	39,822
- Paid concessions	24,336	23,232	—	(1,220)	(1,331)	20,968	41,649
- Assets of the concession	3,110,096	3,789,484	(93,563)	(79,379)	(602,156)	345,040	3,359,426
- Others	29,332	36,604	—	—	(8,296)	18,293	46,601

Under construction	1,722,954	1,522,123	1,706,366	(2,961)	—	(2,239,545)	985,983
- Assets in progress	1,722,954	1,522,123	1,706,366	(2,961)	—	(2,239,545)	985,983

Net intangible assets — Consolidated	4,948,177	5,404,106	1,612,803	(83,560)	(611,962)	(1,847,906)	4,473,481

On September 11, 2012 the Brazilian government issued Provisional Measure 579, which deals with renewals of concessions.  For more details please see Note 4.

The process of Tariff Review of the subsidiary Cemig D takes place every five years, through a process of economic evaluation, in which the tariffs of the distribution concessions of the company in the state of Minas Gerais are decided. Within the process of tariff review, the Regulatory Remuneration Base (Base Regulatória de Remuneração, or “BRR”), related to the assets linked to the concession, is decided.

On March 11, 2013, the Economic and Financial Supervision Department (Superintendência de Fiscalização Econômico Financeira, or SSF) of Aneel, through Dispatch 689, published the preliminary BRR of Cemig D, in the amount of R$ 5,111,837. Soon after the publication of the preliminary BRR, the Company’s Management began discussions with Aneel with the intention of demonstrating technically to Aneel the need for the said amount to be revised. Considering that the amount preliminarily disclosed by Aneel is likely to be modified and that, in the opinion of Management, the published amount was significantly lower than the value at which the homologation ought to be made, Management does not have sufficient elements to determine whether there would be a need for adjustments to the financial statements of Cemig D dated December 31, 2012, which were originally filed on March 28, 2013.

On April 5, 2013, a meeting of the Council of Aneel homologated the revised BRR of Cemig D, in the amount of R$ 5,511,768, which is R$ 399,931 higher than the BRR that was preliminarily published. The company is now awaiting the judgment on the first appeal submitted to Aneel, in which it states its disagreement as to certain criteria and values adopted by Aneel in the decision on the preliminary BRR that was published. Aneel has not yet considered this appeal. Additionally, the Company will submit a further appeal to Aneel questioning certain criteria and values of the BRR that were decided on April 5, 2013, since the amounts taken into account in the revised BRR, principally related to the Company’s expenditure on the Light for Everyone (Luz Para Todos) Program are still substantially inferior to those in fact incurred in the execution of this program. Management continues to expect that, when these appeals have been considered by Aneel, criteria and values defined by Aneel for the BRR will be revised, which will result in a higher amount than the one recently presented.

In view of the matter in the previous paragraph, Management has recalculated the impacts of this new BRR on the composition of the financial and intangible assets of its concessions, and concluded, based on its best estimates, that adjustments to the balances of these accounts, presented in the Company’s financial statements at December 31, 2012, are not necessary.

Assets of the Concession

Pursuant to Technical Interpretation ICPC 01 — Accounting for concessions, the portion of the distribution infrastructure that will be amortized during the concession, comprising the assets of distribution, net of the interests held by consumers (“Special Obligations”), is reported in Intangible assets.

Aneel, under the Brazilian regulatory framework, is responsible for establishing and periodically reviewing useful economic life estimates for generation and transmission assets in the electricity sector. The useful life estimates established by Aneel are used in the processes of reviewing tariff rates and calculating the indemillionification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession.

Hence these rates were used as a basis for valuation and amortization of the intangible assets.

The intangible assets Temporary easements, Concessions granted for payment, Right of commercial operation of concessions, and Others, are amortized by the straight-line method and the rates used are those set by Aneel. The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life.

Cost of loans

The Company transferred to Intangible assets the costs of loans and financings linked to works, in the amount of R$ 30,500, on December 31, 2012.

17.           SUPPLIERS

	Consolidated
	2012	2011	Jan. 1, 2011
Current
Electricity on spot market — CCEE	78,686	28,394	28,313
Charges for use of grid	118,472	106,272	88,526
Electricity bought for resale	847,763	428,443	494,348
Generation from Itaipu	218,728	197,846	155,956
Gas purchased for resale	33,934	28,711	22,565
Materials and services	437,879	400,182	331,301
	1,735,462	1,189,848	1,121,009

18.           TAXES AND SOCIAL CONTRIBUTION TAX

a)                 Taxes and contributions

The non-current Pasep and Cofins obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes. The action also applies for offsetting of the amounts paid in the last 10 years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment and authorizing payment through court deposits since 2008, and maintained this procedure until August 2011.  As from that date, the Company decided to pay the taxes monthly, in spite of continuing to dispute the basis of calculation in the courts.

	Consolidated			Holding company
	2012	2011	2010	2012	2011	2010
Current
ICMS tax	370,794	329,696	277,202	18,091	18,091	18,095
Cofins tax	117,931	94,662	65,803	31,907	11,636	9,947
Pasep tax	25,748	20,742	10,738	6,927	2,526	2,159
Social security system	23,805	24,641	23,267	1,761	2,130	1,887
Others	30,730	46,812	26,523	1,433	1,357	748
	569,008	516,553	403,533	60,119	35,740	32,836

Non-current
Cofins tax	679,910	683,332	530,638	—	—	—
Pasep tax	147,596	148,355	115,189	—	—	—
Others	175,795	65,400	46,976	—	—	—
	1,003,301	897,087	692,803	—	—	—
	1,572,309	1,413,640	1,096,336	60,119	35,740	32,836

b)                 Income tax and Social Contribution tax, Current

	Consolidated
	2012	2011	2010
Current
Income tax	97,556	86,753	111,713
Social Contribution tax	29,631	42,631	25,322
	127,187	129,384	137,035

19.            LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal			2012			2011	Jan. 1, 2011
Financing source	maturity	Annual financing cost, %	Currency	Current	Non-current	Total	Total	Total
FOREIGN CURRENCY
ABILLION Amro Real (3)	2013	6%	US$:	25,603	—	25,603	46,989	62,597
Banco do Brasil — Various bonds (1)	2024	Various	US$:	5,503	21,327	26,830	34,826	51,035
BILLIONP Paribas	2012	5.89%	EURO	—	—	—	1,387	3,809
KfW	2016	4.50%	EURO	1,778	5,333	7,111	8,028	8,817
Federal Treasury (5)	2024	Various	US$	2,734	10,472	13,206	16,893	19,414
InterAmerican Development Bank (IDB) (7)	2026	2.12%	US$	1,803	34,390	36,193	35,529	33,873
BILLIONP 36 MM — Euros	2014	3.98%	EURO	239	30,856	31,095	27,882	—
Merrill Lynch — US$ 50 MM	2016	2.59%	US$	107	33,180	33,287	30,570	—
Citi Bank — US$ 100 MM	2018	2.46%	US$	405	119,451	119,856	—	—
IDB (16)	2022	Libor + 1.7 to 2.2% p.a.	US$	6,796	76,729	83,525	52,902	—
IDB (16)	2023	Libor + 1.5 to 1.88% p.a.	US$	13,104	129,638	142,742	92,561	—
Others	2019	Various	Various	7,692	852	8,544	11,340	11,722
Debt in foreign currency				65,764	462,228	527,992	358,907	191,267
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of CDI	R$	206,186	—	206,186	—
Banco do Brasil	2017	108% of CDI	R$	4,902	442,348	447,250	591,951	887,523
Banco do Brasil	2013	CDI + 1.70%	R$	28,061	—	28,061	56,844	85,063
Banco do Brasil	2013	107.60% of CDI	R$	132,842	—	132,842	136,566	135,276
Banco do Brasil	2014	104.10% of CDI	R$	813,973	300,000	1,113,973	1,224,881	1,223,789
Banco do Brasil	2013	10.83%	R$	793,153	—	793,153	706,796	630,494
Banco do Brasil	2014	98.5% of CDI	R$	102,389	373,501	475,890	436,637	—
Banco do Brasil	2012	106.00 of CDI	R$	—	—	—	99,779	—
Banco do Brasil	2013	104.08% of CDI	R$	664,075	—	664,075	—	—
Banco do Brasil	2013	105.00% of CDI	R$	1,083,159	—	1,083,159	—	—
Banco Itaú BBA	2013	CDI + 1.70	R$	78,949	—	78,949	158,837	235,052
Banco Itaú BBA	2014	CDI + 1.70	R$	1,914	—	1,914	2,955	3,875
Banco Votorantim	2013	CDI + 1.70	R$	26,253	—	26,253	53,415	77,020
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	7,935	96,020	103,955	111,678	119,336
Bradesco	2014	CDI + 1.70	R$	548	455	1,003	1,550	1,366
Bradesco	2013	CDI + 1.70	R$	97,570	—	97,570	198,181	296,286
Bradesco	2011	105.50 of CDI	R$	—	—	—	—	350,890
Bradesco	2012	106.00 of CDI	R$	—	—	—	990,142	—
Bradesco	2013	103.00 of CDI	R$	600,813	—	600,813	—	—
Eletrobras	2013	FINEL + 7.50 to 8.50	R$	12,998	—	12,998	25,603	36,724
Eletrobras	2023	UFIR. RGR + 6.00 to 8.00	R$	69,345	320,770	390,115	428,238	373,365
Santander do Brasil	2013	CDI + 1.70%	R$	20,128	—	20,128	40,451	60,641
Unibanco	2013	CDI + 1.70%	R$	79,697	—	79,697	161,272	240,879
Unibanco (2)	2013	CDI + 1.70%	R$	19,562	—	19,562	40,085	59,503
Itaú and Bradesco (4)	2015	CDI + 1.70%	R$	—	—	—	819,996	890,517
Banco do Brasil (8)	2020	TJLP + 2.55%	R$	2,733	17,303	20,036	22,768	25,500
Unibanco (8)	2020	TJLP + 2.55%	R$	705	4,368	5,073	5,768	6,460
CCB Bradesco (5)	2017	CDI + 0.85%	R$	26,198	97,420	123,618	149,820	120,242
ABILLION AMRO Real (5)	2014	CDI + 0.95%	R$	692	25,980	26,672	27,005	21,541
BNDES (5)	2019	TLJP	R$	81,762	324,300	406,062	371,729	189,686
BNDES — onlending (11)	2033	TJLP	R$	1,762	387,475	389,237	349,505	262,420
Amazonia — FNO (11)	2031	10% p.a.	R$	96	57,437	57,533	354,783	316,159
BNDES (11)	2033	TJLP + 2.40%	R$	1,277	377,635	378,912	54,807	—
BNDES — Principal Subcredits A/B/C/D (16)	2015	Various	R$	5,572	61,325	66,897	66,932	365,577
BNDES (12)	2024	TJLP +2.15%	R$	3,160	33,853	37,013	39,961	42,119
CEF (13)	2022	TJLP + 3.50%	R$	7,404	54,297	61,701	64,784	67,128
CEF (14)	2021	TJLP + 3.50%	R$	6,056	43,391	49,447	52,109	54,157
CEF (15)	2022	TJLP + 3.50%	R$	9,809	80,925	90,734	95,267	96,601
BNDES (16)	2019	Various	R$	43,023	188,264	231,287	210,744	14,147
Syndicate of banks (16)	2015	CDI + 0.90%	R$	7,043	—	7,043	18,462	27,696
CEF (16)	2016	117.5% of CDI	R$	1,804	4,502	6,306	10,585	12,904
Promissory notes (Itaú) (16)	2012	105.50 of CDI	R$	—	—	—	669,132	—
BNDES — CemigTelecom (18)	2017	Various	R$	9,070	34,697	43,767	51,972	48,539
BNDES (22)	2028	URTJ+1.97%	R$	4,010	57,561	61,571	49,588	—
Others	2025	Various	R$	36,597	279,532	316,129	298,809	90,245
Debt in Brazilian currency				5,093,225	3,663,359	8,756,584	9,250,387	7,468,720
Total of loans and financings				5,158,989	4,125,587	9,284,576	9,609,294	7,659,987

				Consolidated
	Principal	Annual financial		2012			2011	Jan. 1, 2011
Financing source	maturity	cost, %	Currency	Current	Non-current	Total	Total	Total
Debentures — Minas Gerais State Government (6) (9)	2031	IGP-M Index	R$	—	52,758	52,758	46,896	37,083
Debentures (6)	2014	IGP-M + 10.50	R$	401,359	—	401,359	372,697	354,638
Debentures (6)	2017	IPCA + 7.96	R$	530,287	—	530,287	502,648	472,333
Debentures (6)	2011	104.00 of CDI	R$	—	—	—	—	243,038
Debentures (6)	2012	CDI + 0.90	R$	—	—	—	1,754,714	1,725,974
Debentures (6)	2015	IPCA + 7.68	R$	542,459	902,131	1,444,590	1,367,937	1,284,860
Debentures (6)	2017	CDI + 0.90	R$	37,549	479,847	517,396	—	—
Debentures (6)	2022	IPCA + 6.20	R$	41,035	697,850	738,885	—	—
Debentures (6)	2019	IPCA + 6.00	R$	11,843	208,368	220,211	—	—
Debentures — 1st issue (6) (23)	2013	106.00% of CDI	R$	31,743	—	31,743	—	—
Private debentures — BNDESPar (6) (17)	2016	8.62%	R$	29,548	82,709	112,257	131,225	158,373
Public debentures — CVM 476/09 (6) (17)	2015	7.87%	R$	543	59,570	60,113	—
Debentures — Taesa (6) (16)	2015	CDI + 1.30%	R$	55,546	99,642	155,188	206,429	205,292
Debentures — Taesa (6) (16)	2015	IPCA + 7.91%	R$	46,845	84,862	131,707	163,169	151,604
Debentures — Taesa (6) (16)	2017	106.00 of CDI	R$	663	352,567	353,230	462,636	462,169
Debentures — Taesa (6) (16)	2017	CDI + 0.78%	R$	4,514	288,042	292,556	—	—
Debentures — Taesa (6) (16)	2020	IPCA + 4.85% p.a.	R$	3,395	348,802	352,197	—	—
Debentures — Taesa (6) (16)	2024	IPCA + 5.10% p.a.	R$	3,159	308,776	311,935	—	—
Debentures (10) (6)	2016	CDI + 1.30%	R$	3,332	22,224	25,556	13,281	—
Debentures (19) (6)	2016	CDI + 1.30%	R$	20,813	46,535	67,348	88,148	—
Debentures (20) (6)	2016	CDI + 1.30%	R$	44,239	159,193	203,432	167,035	—
Debentures (21) (6)	2016	112.5% of CDI	R$	7,176	21,035	28,211	35,124	—
Debentures (6) (11)	2013	IPCA	R$	80,613	78,905	159,518	207,094	182,188
Debentures — Light Energia 3rd issue (5) (6)	2026	CDI + 1.18%	R$	55	9,692	9,747	—	—
Debentures — Renova — Light Energia(5) (6)	2022	CDI + 1.51%	R$	—	21,449	21,449	—	—
Debentures — Guanhães — Light Energia (5) (6)	2013	CDI + 0.39%	R$	10,729	—	10,729	—	—
Debentures I and IV (5) (6)	2015	TJLP + 4.00%	R$	6	10	16	22	22
Debentures V (5) (6)	2014	CDI + 1.50%	R$	29,937	36,563	66,500	241,759	210,287
Debentures VI (5) (6)	2011	115% of CDI	R$	—	—	—	—	78,642
Debentures VI I (5) (6)	2016	CDI + 1.35%	R$	2,604	210,613	213,217	214,400	—
Debentures VIII (5) (6)	2026	CDI +1.18%	R$	862	152,495	153,357	—	—
Debentures Light Energia (5) (6)	2016	CDI + 1.45%	R$	1,044	55,608	56,652	57,074	—
Debentures Light Energia II (5) (6)	2019	CDI +1.18%	R$	4,068	137,501	141,569	137,487	—
Itaú BBA Debentures (6) (24)	2017	CDI + 0.9875% p.a.	R$	679	10,830	11,509	—	—
Itaú BBA Debentures (6) (25)	2017	CDI + 0.9875% p.a.	R$	672	9,840	10,512	—	—
Total, debentures				1,947,317	4,938,417	6,885,734	6,169,775	5,566,503
Overall total — Consolidated				7,106,306	9,064,004	16,170,310	15,779,069	13,226,490

(1)                            Interest rates vary: 2.00% to 8.00% p.a.; 6-month Libor plus spread of 0.81% to 0.88% p.a.

(2)                            Loan from parent company.

(3)                            Swaps for exchange of rates were contracted. The rate for the loans and financings taking the swaps into account is: CDI + 1.50% p.a..

(4)                            Refers to the senior units of the receivables funds.  For more information please see Explanatory Note 12 to the consolidated financial statements.

(5)                            Loans, financings and debentures of Light.

(6)                            Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(7)                            Financing of Transchile.

(8)                            Financing of Cachoeirão.

(9)                            Contracts adjusted to present value, as per CPC (Accounting Pronouncement) 12.

(10)                       Loan contracted by the jointly-controlled subsidiary Empresa Catarinense de Transmissão de Energia S.A — ECTE.

(11)                       Loan contracted by the jointly-controlled subsidiary Madeira Energia S.A..

(12)                       Loan contracted by the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(13)                       Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.

(14)                       Loan contracted by the jointly-controlled subsidiary Praias de Parajuru S.A.

(15)                       Loan contracted by the jointly-controlled subsidiary Volta do Rio S.A.

(16)                       Loan contracted by the jointly-controlled subsidiary Taesa.

(17)                       Financing of Gasmig.

(18)                       Loan contracted by Cemig Telecom.

(19)                       Loan contracted by the jointly-controlled subsidiary Empresa Norte de Transmissão de Energia S.A — ENTE.

(20)                       Loan contracted by the jointly-controlled subsidiary Empresa Amazonense de Transmissão de Energia S.A — EATE.

(21)                       Loan contracted by the jointly-controlled subsidiary Empresa Paraense de Transmissão de Energia S.A — ETEP.

(22)                       Loan contracted by the jointly-controlled subsidiary LightGer.

(23)                       Loan contracted by the jointly-controlled subsidiary Guanhães Energia.

(24)                       Loan contracted by the jointly-controlled subsidiary Transudeste.

(25)                       Loan contracted by the jointly-controlled subsidiary Transirapé.

GUARANTEES

The guarantees of the debtor balance on loans and financings, on December 31, 2012, were as follows:

R$
Promissory Notes and Sureties	3,223,094
Receivables	31,684
Unsecured	4,914,371
Lien on shares	1,423,299
Chattel mortgage	361,399
Contractual, unsecured	4,426,390
Real	1,469,827
Floating charges	320,246
TOTAL	16,170,310

The consolidated composition of Loans, by currency and indexor, with the respective amortization, not taking into account the transfer of amounts to non-current due to non-compliance with a covenant, as mentioned in sub-clause “a”, is as follows:

	2013	2014	2015	2016	2017	2018	2019	After 2019	Total
Currency
US dollar	63,747	46,282	35,242	105,418	67,555	31,314	28,807	111,421	489,786
Euro	2,017	32,634	1,778	1,777	—	—	—	—	38,206
	65,764	78,916	37,020	107,195	67,555	31,314	28,807	111,421	527,992

Indexors
IPCA = Amplified Consumer Price Index.	733,081	488,471	678,733	177,034	176,168	220,498	220,510	1,202,140	3,896,635
UFIR / RGR (Fiscal Reference Unit)	69,614	75,386	61,592	50,099	40,490	35,610	23,715	35,336	391,842
Selic rate	1,279	1,157	189	—	—	—	—	—	2,625
CDI (Interbank CDs)	3,966,447	1,137,130	621,673	549,165	1,146,872	17,072	26,932	101,916	7,567,207
Eletrobras Internal Index — Finel	12,998	—	—	—	—	—	—	—	12,998
URTJ/TJLP (*)	177,287	189,135	175,006	206,911	200,220	187,050	151,591	800,368	2,087,568
IGP-M Inflation Index	23,343	380,678	1,669	1,409	862	832	832	57,074	466,699
UMBNDES (**)	31,835	31,822	32,014	30,921	16,629	9,423	7,101	3,176	162,921
Others (IGP-DI, INPC) (***)	2,293	—	578	732	731	521	—	—	4,855
TR reference rate	1,534	382	96	—	—	—	—	—	2,012
No indexor	826,867	32,649	94,748	31,253	6,076	5,961	5,843	43,559	1,046,956
	5,846,578	2,336,810	1,666,298	1,047,524	1,588,048	476,967	436,524	2,243,569	15,642,318
	5,912,342	2,415,726	1,703,318	1,154,719	1,655,603	508,281	465,331	2,354,990	16,170,310

( * )         URTJ = Interest Rate Reference Unit for adjustment by TJLP.

( ** )       UMBNDES = BNDES Monetary Unit.

( *** )     IGP-DI = IGP-DI (General Price Index — Domestic Availability) inflation index.

Variations in the principal currencies and indexors used for monetary updating of loans and financings were as follows:

Currency	Change in full year 2012	Change in full year 2011	Change in full year 2010	Indexors	Change in full year 2012	Change in full year 2011	Change in full year 2010
US dollar	8.94	12.58	(4.31)	IGP-M index	7.82	5.10	11.32
Euro	10.73	9.25	(11.14)	CDI rate	8.37	11.64	9.71
				Selic rate	8.49	11.67	9.81
				IPCA index	5.84	6.50	5.63

The movement in loans, financings and debentures was as follows:

	Consolidated	Holding company
Balance on January 1, 2011	13,226,490	410,393
Balance on December 31, 2011	15,779,069	1,030,227
Acquisition of jointly-controlled subsidiaries — Initial balance	296,252	—
Reduction of equity interests in subsidiaries	(648,414)	—
Loans and financings obtained	7,195,242	1,081,105
Capitalization	6,094	—
Monetary and exchange rate variation	290,402	—
Financial charges provisioned	1,298,821	110,586
Financial charges paid	(1,208,844)	(100,800)
Amortization of financings	(6,838,312)	(1,018,397)
Balance on December 31, 2012	16,170,310	1,102,721

The consolidated totals of funds raised in 2012 are as follows:

Lenders	Principal maturity	Annual financial cost, %	Amount raised
FOREIGN CURRENCY
Citibank (Sesa)	2018	Libor + 1.66	52,648
Citibank (Energia)	2018	Libor + 1.66	42,327
Citibank (Sesa)	2018	Libor + 1.66	12,950
Citibank (Energia)	2018	Libor + 1.66	10,411
Total funds raised in non-Brazilian currency			118,336

BRAZILIAN CURRENCY
Banco do Brasil (Promissory Notes)	2013	104.08 of CDI	640,000
Banco do Brasil	2013	102.50 of CDI	600,000
Banco do Brasil	2017	108.33 of CDI	196,247
Eletrobras	2023	6	15,250
Eletrobras	2023	6	15,250
Debentures — Itaú BBA — 5th Issue	2013	104 of CDI	513,034
1st Series — 3rd debenture issue	2017	CDI + 0.78	289,273
2nd Series — 3rd debenture issue	2020	IPCA + 4.85	345,973
3rd Series — 3rd debenture issue	2024	IPCA + 5.10	306,417
Bradesco	2013	106 of CDI	31,850
Debentures — SAE	2037	IPCA + 6.5	77,044
BNDES 125 600 MM	2028	TJLP + 1.97	11,760
Bradesco*	2012	103 of CDI	1,000,000
Bradesco	2017	CDI + 0.90	483,950
Bradesco	2022	IPCA + 6.20	676,653
Bradesco	2019	IPCA + 6.0	201,865
Banco do Brasil	2013	105 of CDI	1,081,105
Debentures — Pine	2017	12.65	19,491
Debentures — Votorantim	2017	12.65	24,363
Sesa Debentures 8th issue	2026	CDI + 1.18	121,940
Sesa BNDES Capex — Subcredit	2019	TJLP + 1.81–3.21	56,242
Energia — Renova — Loans	2029	TJLP and CDI	23,437
Energia — Renova — Debentures	2022	123.45 of CDI	17,254
Sesa Debentures 8th issue	2026	CDI + 1.18	29,993
Sesa BNDES Capex — Subcredit	2019	TJLP + 1.81–3.21	13,834
Itaú BBA (Debentures)	2017	CDI + 0.9875	10,403
Itaú BBA (Debentures)	2017	CDI + 0.9875	11,350
Public debentures (CVM Instruction 476/09)	2015	7.87	59,991
Debentures	2016	CDI + 1.30	15,174
Debentures	2016	CDI + 1.30	74,942
BNDES	2026	TJLP + 1.97	13,901
Others	Various	Various	98,920
Total funds raised in Brazilian currency			7,076,906
Overall total — Consolidated			7,195,242

* Raised and paid in 2012.

This table gives the characteristics of the Debentures issued by the subsidiaries and jointly-controlled companies, at December 31, 2012:

Issuer company	Type	Type of guarantee	Cost, % p.a.	Covenants	Maturity	2012	2011	Jan. 1, 2011
Cemig GT(1) (2)	Non-convertible	Contractual, unsecured	IGP-M index	None	2031	52,758	46,897	37,083
Cemig GT (1) (2)	Non-convertible	None	IPCA + 7.68%	None	2015	1,444,590	1,367,937	1,284,860
Cemig GT (1) (2)	Non-convertible	Contractual, unsecured	CDI + 0.90%	None	2017	517,396	—	—
Cemig GT (1) (2)	Non-convertible	Contractual, unsecured	IPCA + 6.00%	None	2019	220,211	—	—
Cemig GT (1) (2)	Non-convertible	Contractual, unsecured	IPCA + 6.20%	None	2022	738,884	—	—
Cemig D (1) (3)	Non-convertible	None	IPCA + 7.96%	None	2017	530,287	502,648	472,333
Cemig D (1) (3)	Non-convertible	Contractual, unsecured	IGP-M + 10.50%	None	2014	401,360	372,697	354,638
Guanhães Energia S.A. (1) (2)	Non-convertible	Contractual, unsecured	106% of CDI	None	2013	31,743	—
Gasmig (1) (2)	Nominal, book-entry	Contractual, unsecured	8.62%	None	2016	112,257	131,225	158,373
Gasmig (1) (2)	Nominal, book-entry	Contractual, unsecured	7.87%	None	2015	60,113	—	—
Taesa (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.30%	None	2015	155,188	206,429	205,292
Taesa (1) (2)	Non-convertible	Contractual, unsecured	IPCA + 7.91%	None	2015	131,707	163,169	151,604
Taesa (1) (2)	Non-convertible	Contractual, unsecured	106% of CDI	Yes	2017	353,230	462,635	462,168
Taesa (1) (2)	Non-convertible	Contractual, unsecured	CDI + 0.78%	None	2017	292,556	—	—
Taesa (1) (2)	Non-convertible	Contractual, unsecured	IPCA + 4.85% p.a.	None	2020	352,197	—	—
Taesa (1) (2)	Non-convertible	Contractual, unsecured	IPCA + 5.10% p.a.	None	2024	311,935	—	—
ECTE (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.30%	None	2016	25,556	13,281	—
ENTE (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.30%	None	2016	67,348	88,148	—
EATE (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.30%	None	2016	203,432	167,035	—
ETEP (1) (2)	Non-convertible	Contractual, unsecured	112.5% of CDI	None	2016	28,211	35,124	—
Madeira Energia S.A. (1) (2)	Non-convertible	Real guarantee	IPCA	None	2013	159,518	207,094	182,188
Light Energia — Guanhães (1) (2)	Non-convertible	Contractual, unsecured	CDI + 0.39%	None	2013	10,729	—	—
Light Energia — 8th Issue (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.35%	None	2016	213,217	214,400	—
Light Energia — Renova (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.51%	None	2022	21,449	—	—
Light Energia — 4th Issue (1) (2)	Nominal, convertible	Real, floating	TJLP + 4.00%	None	2015	16	22	22
Light Energia — 5th Issue (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.50%	None	2014	66,500	241,759	210,287
Light Energia — 2nd Issue (2)	Non-convertible	Contractual, unsecured	CDI + 1.18%	Yes	2019	141,569	137,487	—
Light Energia — 1st Issue (2)	Non-convertible	Contractual, unsecured (with surety)	CDI + 1.45%	Yes	2016	56,652	57,074	—
Light Energia — 3rd Issue (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.18%	None	2026	9,747	—	—
Light Energia — 8th Issue (1) (2)	Non-convertible	Contractual, unsecured	CDI + 1.18%	None	2026	153,357	—	—
Transudeste (1) (2)	Book-entry, non-convertible convertible	Contractual, unsecured	CDI + 0.9875% p.a.	None	2017	11,509	—	—
Transirapé (1) (2)	Book-entry, non-convertible convertible	Contractual, unsecured	CDI + 0.9875% p.a.	None	2017	10,512	—	—
Cemig GT (1) (2)	Non-convertible	Contractual, unsecured (Holding Co. surety)	CDI + 0.90%	None	2012	—	1,754,714	1,725,974
Light Energia (1) (2)	Non-convertible	None	115% +CDI	None	2011	—	—	78,642
Cemig GT (1) (2)	Non-convertible	None	104.00% of CDI	None	2011	—	—	243,039
TOTAL						6,885,734	6,169,775	5,566,503

(1) Without renegotiation clause; no debentures are held in Treasury.

(2) All covenants were complied with.

(3) All covenants were not complied with.

a)                 Restrictive covenant clauses

Cemig and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) have contracts for loans and financings with restrictive covenant clauses, requiring compliance on June 30 and December 31 of each year.

The principal restrictive covenants are as follows:

Covenant	Index required
Cemig
Ebitda / Interest	3.0 or more
Debt / Ebitda	2.5 or less

Cemig D
Debt / Ebitda	2.5 or less
Debt / Ebitda	3.36 or less
Current debt / Ebitda	200% or less
Debt / (Stockholders’ equity + Debt)	62% or less
Ebitda / Cost of debt	2.3 or more
Ebitda / Interest	3.0 or more
Capital expenditure / Ebitda	96% or less

Cemig GT
Net Debt / Ebitda	3,25 or less
Current debt / Ebitda	90% or less
Debt / (Stockholders’ equity + Debt)	61% or less
Ebitda / Cost of debt	2.6 or more
Capital expenditure / Ebitda	60% or less

Net debt =                                        Sum of short and long-term remunerated financial obligations (loans, financings and debentures), less the balance of cash and cash equivalents.  It should be pointed out that Net debt is not a measurement recognized by Brazilian GAAP or by IFRS, does not have a standard meaning and could be non-comparable to measures with similar titles supplied by other Companies.

Current debt =                Sum of short-term remunerated financial obligations (loans, financings and debentures).

Ebitda:                                                      Ebitda is a non-accounting measure prepared by the Company, extracted from its financial statements, following the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012, It comprises: net profit, adjusted for the effects of net financial revenue (expenses), depreciation and amortization and income tax and the Social Contribution tax.  Ebitda is not a measure recognized by Brazilian GAAP or by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies.  Ebitda should not be considered in isolation or as a substitution for net profit or operational profit nor as an indicator of operational performance or cash flow nor to measure liquidity nor the capacity for payment of debt. Specific criteria for the calculation of Ebitda are made in some contracts, with some variations from this formula.

On December 31, 2012 some of the restrictive covenant clauses were not complied with. The Company is in the process of obtaining a waiver from the creditors so that immediate or early payment is not demanded of the amounts due at December 31, 2012.

The company expects to obtain the consents, but since this will take place after December 31, 2012, the contracts which have covenants that were not complied with are recognized in Current liabilities. The amount transferred to Current liabilities as a result of the covenant clauses not complied with was R$ 1,206,091.

b)                 Debentures

The debentures issued by the subsidiaries and jointly-controlled subsidiaries are non-convertible.

c)                  Issues of Promissory Notes by Cemig D

On July 2, 2012, Cemig D made its 5th issue of Commercial Promissory Notes, for public distribution, under CVM Instruction 476 of January 16, 2009, in the amount of R$ 640 million.

Sixty-four Promissory Notes were issued, each with nominal unit value of R$ 10 million (“the Promissory Notes”), with maturity on June 27, 2013. The Promissory Notes are remunerated by interest corresponding to 104.08% of the DI rate.  The Notes have a surety guarantee from Cemig.

The issue of the Promissory Notes was approved by a meeting of the Board of Directors on June 5, 2012.  The funds raised from the offering were allocated to financing of investments already carried out or to be carried out, payment of debts contracted, and/or strengthening of the Company’s working capital.

20.           REGULATORY CHARGES

	Consolidated
	2012	2011	2010

Global Reversion Reserve — RGR	74,934	58,930	46,086
Fuel Consumption Account — CCC	32,590	68,492	51,438
CDE — Energy Development Account	51,736	45,436	35,264
Eletrobrás — Compulsory loan	1,207	1,207	1,210
Aneel inspection charge	4,808	4,631	3,764
Energy Efficiency	149,821	147,724	157,488
Research and Development	174,230	216,524	196,191
Energy System Expansion Research	5,121	4,093	3,847
National Scientific and Technological Development Fund	8,382	7,803	7,704
Proinfa Alternative Energy Program	25,703	22,772	17,755
Emergency capacity charge	49,263	49,319	3,022
0.30% additional payment — Law 12111/09	4,677	3,500	3,127
	582,472	630,431	526,896

Current liabilities	412,840	368,229	384,415
Non-current liabilities	169,632	262,202	142,481

21.           POST-RETIREMENT LIABILITIES

Forluz — the Cemig pension fund

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social — FORLUZ (Forluminas Social Security Foundation, or “Forluz”), a non-profit legal entity the object of which is to provide the plan’s associates and participants, and their dependents and beneficiaries, with additional financial income to complement their retirement, depending on the Forluz pension plan to which they are subscribed.

On December 31, 2004, the actuarial obligations and plan assets were separated and allocated to the entities of Cemig, Cemig GT and Cemig D, based on their respective employee proportions of the Company’s total workforce.

Forluz makes the following supplementary pension plan benefits available to its participants:

Mixed Benefits Plan (“Plan B”): This plan operates as a defined-contribution plan during the phase of accumulation of funds for retirement benefits for normal time. The plan operates as a defined-benefit plan, providing disability and life insurance benefits for active employees and receipt of benefits for time contributed. The Sponsors match the basic monthly contributions of the participants. Plan B is the only plan open to enrollment by new participants.

Pension Benefits Balances Plan (“Plan A”): This plan includes all currently employed and assisted participants who elected to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances.  For actively employed participants, this benefit has been deferred to the retirement date.

CEMIG, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employee and dependents, administered by Forluz.

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company shows the assets and liabilities connected with the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards set out in Technical Pronouncement CPC 33 (Benefits to employees) and an independent actuarial opinion issued as of December 31, 2012.

The Company has recognized an obligation relating to past actuarial deficits relating to the pension fund in the amount of R$ 814,870 on December 31, 2012 (R$ 846,581 on December 31, 2011).  This amount was recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled subsidiaries and is being amortized in monthly installments, through June 2024, and are calculated under the fixed-installment system (the so-called “Price” Table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), plus 6% per year.

The post-employment obligation as included in the Company’s consolidated statement of financial position represents the debt agreed with Forluz for amortization of the actuarial obligations mentioned above, in view of the fact that it is greater than the liability to the pension fund as calculated by an independent actuary. Because the Company is required to pay this debt even if Forluz has a surplus, the Company recorded the debt in full against Stockholders’ equity on the transition date and then recorded the impacts relating to monetary updating and interest in the Profit and loss account .

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social — Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Light employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has four plans — A, B, C and D — put in place in 1975, 1984, 1998 and 2010 respectively. About 96% of the active participants of plans A and B have migrated to plan C.

At present four plans are in operation.  Plans A and B are of the defined-benefit type; plan C is mixed-benefit; and plan D is defined-contribution.

On October 2, 2001, Previc (previously called the Private Pension Plans Secretariat Secretaria de Previdência Complementar, or SPC), approved a contract for resolution of the technical deficit and refinancing of the reserves to be amortized in relation to the pension plans of Braslight, which have been recorded in full, and which is being paid in 300 monthly installments from July 2001, updated by the variation of the IGP-DI index plus interest at 6.00% per year, totaling R$ 1,070,722 on December 31, 2012 (R$ 1,095,211 on December 31, 2011).  The effect in the Company is R$ 347,771 on December 31, 2012 (R$ 355,724 on December 31, 2011)

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan are adjusted in accordance with the terms of Technical Pronouncement CPC 33 (Benefits to employees) and in conformity with the information as provided through an opinion from independent actuaries. The most recent actuarial valuation was performed as of December 31, 2012.

Independent Actuarial Information

The consolidated actuarial information of the Holding company and of the subsidiaries Cemig GT and Cemig D is as shown below. The additional amount in relation to Light, as mentioned above, is recorded in the financial statements.

	Pension plans and retirement supplement plans				Life
	Forluz	Braslight	Health Plan	Dental Plan	insurance
Present value of funded obligations	9,190,642	872,281	819,779	22,343	735,848
Fair value of plan assets	(8,142,438)	(427,479)	—	—	—
Present value of unfunded obligations	1,048,204	444,802	819,779	22,343	735,848
Unrecognized actuarial gains (losses)	(741,132)	(89,003)	(239,118)	8,952	(200,460)
Net liabilities	307,072	355,799	580,661	31,295	535,388
Addition related to the debt to Forluz	507,798	—	—	—	—
Total net liabilities	814,870	355,799	580,661	31,295	535,388

As previously mentioned, the Company records an additional obligation to account for the difference between the obligation for supplementary provision of retirement pensions stated in the actuarial opinion and the debt agreed upon with Forluz.

Starting with the 2013 business year, due to the adoption of the changes in CPC.33 R1 (Benefits to employees), the difference between the net liability recorded in the Statement of financial position and the present value of unfunded obligations will be recognized in full, with a counterpart in Stockholders’ equity.  As a result there will be an impact on Stockholders’ equity in January 2013 as a result of the new accounting practice, in the amount of R$ 496,956 (net of tax effects).

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans		Health		Life
	Forluz	Braslight	Plan	Dental Plan	insurance
Defined-benefit obligation on 31/12/2011	7,253,700	732,583	626,357	18,048	539,695
Cost of current service	7,534	306	11,302	332	5,803
Interest on the actuarial obligation	703,270	74,055	60,667	1,745	53,703
Contribution from the Employees	53	18	—	—	—
Actuarial losses (gains) recognized	1,780,054	134,603	180,680	3,081	147,821
Benefits paid	(553,969)	(69,284)	(59,227)	(863)	(11,174)
Defined-benefit obligation on 31/12/2012	9,190,642	872,281	819,779	22,343	735,848

The changes in the fair value of the assets of the plans were as follows:

	Pension plans and retirement supplement plans
	Forluz	Braslight
Fair value at December 31, 2011	6,893,141	355,373
Real return on the investments	1,678,075	104,597
Contributions from the Employer	125,138	36,775
Contribution from the Employees	53	18
Benefits paid	(553,969)	(69,284)
Fair value at December 31, 2012	8,142,438	427,479

The amounts recognized in the Profit and loss account for 2012 are as follows:

	Pension plans and retirement supplement plans		Health		Life
	Forluz	Braslight	Plan	Dental Plan	insurance
Cost of current service	7,534	306	11,302	332	5,803
Interest on the actuarial obligation	703,270	74,055	60,667	1,745	53,703
Expected return on the assets of the Plan	(734,701)	(37,748)	—	—	—
Actuarial losses (gains) recognized	—	—	525	(637)	551
Expense in 2012 as per actuarial opinion	(23,897)	36,613	72,494	1,440	60,057
Adjustment relating to debt to Forluz	117,324	—	—	—	—
Expense in 2012	93,427	36,613	72,494	1,440	60,057

The movement in net liabilities has been as follows:

	Pension plans and retirement supplement plans			Life
Holding company	Forluz	Health Plan	Dental Plan	insurance	Total
Net liabilities on December 31, 2010	42,805	28,029	1,555	23,663	96,052
Expense recognized in the Profit and loss account	5,235	4,432	112	3,892	13,671
Contributions paid	(6,343)	(2,751)	(42)	(636)	(9,772)
Net liabilities on December 31, 2011	41,697	29,710	1,625	26,919	99,951
Expense recognized in the Profit and loss account	4,599	4,819	118	5,174	14,710
Contributions paid	(6,203)	(3,290)	(47)	(636)	(10,176)
Net liabilities on December 31, 2012	40,093	31,239	1,696	31,457	104,485

Current liabilities					2,520
Non-current liabilities					101,965

	Pension plans and retirement supplement plans		Health		Life
Consolidated	Forluz	Braslight	Plan	Dental Plan	insurance	Total
Net liabilities on December 31, 2010	868,178	264,850	553,669	30,132	443,999	2,160,828
Expense recognized in the Profit and loss account	106,239	56,788	68,914	1,389	53,248	286,578
Contributions paid	(127,836)	(30,945)	(55,189)	(803)	(10,742)	(225,515)
Acquisition of interest in Light	—	65,268	—	—	—	65,268
Net liabilities on December 31, 2011	846,581	355,961	567,394	30,718	486,505	2,287,159
Expense recognized in the Profit and loss account	93,427	36,613	72,494	1,440	60,057	264,031
Contributions paid	(125,138)	(36,775)	(59,227)	(863)	(11,174)	(233,177)
Net liabilities on December 31, 2012	814,870	355,799	580,661	31,295	535,388	2,318,013

Current liabilities						88,932
Non-current liabilities						2,229,081

The expenses on pension funds are recorded in financial revenues (expenses) because they represent the interest and monetary adjustments relating to the debt to Forluz, as mentioned previously in this Note. The expenses related to the health, dental, and life insurance plans are recorded as operational expenses.

The independent actuary’s estimate for the 2013 expense amount to be recognized is as follows:

	Pension plans and retirement supplement plans		Health		Life
Consolidated	Forluz	Braslight	Plan	Dental Plan	insurance
Cost of current service	10,687	318	16,852	467	8,371
Interest on the actuarial obligation	806,096	69,314	72,187	1,961	67,990
Expected return on the assets of the Plan	(717,333)	(34,118)	—	—	—
Expense in 2013	99,450	35,514	89,039	2,428	76,361

The expectation for payment of benefits for the 2013 business year is as follows:

	Pension plans and retirement supplement plans: Forluz	Health Plan	Dental Plan	Life insurance
Estimated payment of benefits	566,992	51,295	1,454	17,348

The Company and its subsidiaries Cemig GT and Cemig D expect to make contributions R$ 134,703 to the pension fund and R$ 75,132  to the Defined Contribution plan in 2013.

Light expected to make contributions total R$ 114,528 to the pension fund during the 2013 (the portion relating to Cemig would be R$ 37,187).

The main categories of plan assets, as a percentage of the plan’s total assets, are as follows:

	Cemig, Cemig GT and Cemig D		Braslight
	2012	2011	2012	2011
Shares in Brazilian companies	0.08%	0.11%	15.23%	13.07%
Fixed income securities	85.63%	83.69%	73.32%	74.86%
Real estate properties	3.77%	3.78%	11.23%	4.98%
Other	10.52%	12.42%	0.22%	7.09%
	100.00%	100.00%	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig and of Light:

	2012	2011
Non-convertible debentures issued by the Sponsor	463,873	367,019
Shares issued by the Sponsor	10,242	12,062
Real estate properties of the Foundation, occupied by the Sponsors	201,245	191,606
	675,360	570,687

This table gives the main actuarial assumptions:

	Cemig, Cemig GT and Cemig D		Braslight
	2012	2011	2012	2011
Annual discount rate	9.05% to 10.07%	10.07%	8.26%	10.56%
Annual expected return on plan assets	9.05% a	10.98%	12.38%	10.96%
Long-term annual inflation rate	5.20%	4.30%	4.50%	4.50%
Annual salary increases	7.31%	6.39%	7.01%	6.59%
Mortality rate	AT-2000	AT-2000	AT-83	AT-83
Disability rate	Light Average	Light Average	Light strong	Light strong
Disabled mortality rate	IAPB-57	IAPB-57	IAPB-57	IAPB-57

22.    PROVISIONS

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental, regulatory and other issues.

Actions in which the company would be debtor

For those contingencies for which an adverse outcome has been deemed “probable” (i.e. that an outflow of funds to settle the obligation will be necessary), based on the assessment of management and the Company’s legal counsel, the Company and its subsidiaries and jointly-controlled subsidiaries have recorded provisions for losses as follows:

	Consolidated
	Balance on Jan. 1, 2011	Balance, 2011	Additions	Updating	Reversals	Closed	Increase (reduction) in holding	Balance, 2012
Employment-law cases	115,301	135,121	25,846	10	(18,652)	(16,626)	(203)	125,496
Civil cases
Consumer relations	70,537	83,817	6,933	—	(20,747)	(4,522)	—	65,481
Other civil actions	55,617	66,088	83,834	3,921	(31,613)	(27,295)	(27)	94,908
	126,154	149,905	90,767	3,921	(52,360)	(31,817)	(27)	160,389
Tax	88,474	117,637	7,733	3,448	(4,440)	(2,778)	1,533	123,133
Environmental	3,596	56,635	1,313	—	(40,745)	(11,762)	—	5,441
Regulatory	27,280	78,137	446,533	—	(27,063)	(456,668)	—	40,939
Other	10,102	12,004	7,147	1,275	(2,147)	(5,491)	—	12,788

Total	370,907	549,439	579,339	8,654	(145,407)	(525,142)	1,303	468,186

	Holding company
	Balance on Jan. 1, 2011	Balance, 2011	Additions	Reversals	Closed	Balance, 2012
Employment-law cases	57,896	58,902	1,714	(8,898)	(1,714)	50,004
Civil cases
Consumer relations	33,921	31,035	418	(13,541)	(263)	17,649
Other civil actions	22,467	20,556	20,928	(20,556)	(1,660)	19,268
	56,388	51,591	21,346	(34,097)	(1,923)	36,917
Tax	27,845	33,342	416	(3,164)	(39)	30,555
Environmental	180	207	984	(207)	—	984
Regulatory	40,831	38,210	436,214	(13,137)	(436,214)	25,073
Other	4,413	3,700	1,281	(1,844)	(581)	2,556

Total	187,553	185,952	461,955	(61,347)	(440,471)	146,089

The Company’s management, due to the long periods and manner of working of the judiciary, tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. The Company’s management believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company’s results of operations or financial position.

Below are the details of the principal provisions and contingent liabilities, including the best expectations for future disbursements for such contingencies:

Provisions, for legal actions with chances of loss assessed as “probable” and contingent liabilities linked, on the procedures with possible losses

Employment-law cases

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous legal actions filed by our employees and by outsourced professionals. Most of these claims relate to overtime and additional amounts for dangerous work. Other actions relate to outsourcing of labor, supplementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. The value of the contingency is approximately R$ 536,532, of which R$ 125,496 has been provisioned.

Consumer relations

The Company and its subsidiaries and jointly-controlled subsidiaries are parties to several civil actions relating to indemillionity for pain and suffering or property damage arising, principally, from accidents involving the electricity distribution network, irregularities in measurement of consumption and claims of undue invoicing, in the normal course of business, totaling R$ 155,102, of which total R$ 65,481 has been provisioned.

Other civil actions

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in various civil actions applying for indemillionity for pain and suffering or material damage, among others, arising from incidents taking place during the normal course of business, in the amount of R$ 171,776, of which R$ 94,908 has been provisioned.

Tax

The Company and its jointly-controlled subsidiaries are parties in numerous administrative and court actions relating, among other subjects, to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stays tax execution. The value of the contingency is approximately R$ 215,254, of which R$ 40,163 has been provisioned.

ICMS (local state value added tax)

Light is a party in proceedings relating to the ICMS tax, the principal items being:

(i)      An infringement notice charging ICMS, Contribution to the State Poverty Combat Fund (Fundo Estadual de Combate à Pobreza, or FECP), and fine (periods January 1999—December 2003 and January 2006—December 2010), alleging non-payment of these deferred taxes in transactions prior to those of electricity distribution, that is to say, in transactions between the generating company and the distributing company, by reason of the occurrence of commercial losses.

(ii)     An infringement notice demanding ICMS tax due to the use by the subsidiary Light SESA of accumulated ICMS tax credits of Rheem Embalagens Ltda. in the acquisition of inputs and raw materials within the State of Rio de Janeiro.

(iii)    An infringement notice issued to charge ICMS tax on amounts of the subsidy directed to low-income consumers arising from the Global Reversion Reserve Fund (Fundo de Reserva Global de Reversão, or RGR).

(iv)    Applicability of State Law 3188/99, which restricted the manner of appropriation of ICMS tax credits applying to the acquisition of goods destined for Property, plant and equipment, demanding that the credit should be made in portions, while such restriction was not specified in Complementary Law 87/96.

The amount of the contingency, corresponding to the Company’s equity interest in Light is approximately R$ 536,960, of which R$ 36,678 has been provisioned.

Gasmig is a party in actions relating to credits of ICMS tax on acquisition of property, plant and equipment used in the network and the applicability of ICMS tax to the calculation of the amount taxable for PIS and Cofins.   The amount of the contingency, corresponding to the Company’s equity interest in Gasmig, is approximately R$ 40,126, of which R$ 22,486 has been provisioned.

Additionally, the Company is defendant in various actions relating to ICMS tax in relation to which, if it eventually has to pay the tax applicable to these transactions, it will be able to require reimbursement from consumers to recover the amount of the tax plus any penalty payment. The principal cases are: (i) Non-payment of ICMS tax on the portions of TUSD demand contracted and not used, invoiced in the period from January 2005 to December 2010, since the value of the tax applicable was excluded from electricity invoices, in compliance with the Court Injunction granted; (ii) Various administrative and court proceedings brought by the Minas Gerais State Tax Authority charging ICMS on the transfer of excess of electricity during the period of electricity rationing.

No provision has been made and the amount, estimated, of the contingency is R$ 389,515.  Due to an agreement with the Minas Gerais State government, involving court actions on ICMS tax, the actions in which the company is being claimed against, or claiming payment, are in the process of being extinguished.

The Minas Gerais Consumer Defense Institute (Instituto Mineiro de Defesa do Consumidor, or Imidec) brought a class action against the Company, questioning the charging of ICMS tax on the total amount of the invoice and not only on the service provided. Based on the assessment made by our legal advisors, that the merit of the discussion has already been the subject of a statement by the Federal Supreme Court, the possibility of loss has been reassessed from “possible” to “remote”.

Social Security contributions

The Brazilian Federal Revenue Service (Secretaria da Receita Federal) has filed administrative proceedings against Cemig in relation to social security contributions alleged to be owed on various categories of payment: employee profit shares (Participações nos Lucros e Resultados, or PLR); the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the education assistance (auxílio-educação) contribution, overtime payments, payment for exposure to risk in the workplace, Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The value of the contingency is approximately R$ 924,311, of which R$ 1,414 has been provisioned.

Finsocial tax

The federal government filed a rescission action against Cemig, to rescind the Appeal Court judgment given in the action for rescission previously filed by Cemig, on the subject of the Finsocial tax, with the argument that Cemig filed its action after the expiry period of two years. The value of the contingency is approximately R$ 99,366,, of which R$ 22,392 has been provisioned.

Environmental

The Company and its subsidiaries are involved in environmental actions, relating to protected areas, environmental licenses, recovery of environmental damage and other subjects, in the amount of R$ 1,688,536, of which the Company has provisioned R$ 5,441. We highlight the following:

A certain environment association filed a class action for indemillionity for supposed collective environmental damage due to the construction and operation of the Nova Ponte hydroelectric plant.  The amount envisaged by the action is R$ 1,582,046. The Company believes that it has arguments of merit for legal defense, and as a result has not constituted a provision for this action.

The Public Attorney’s Office of the State of Minas Gerais has brought civil public actions requiring the Company to invest at least 0.5% of its annual gross operational revenue, since 1997, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemillionity for environmental damage caused, which cannot be recovered, arising from omission to comply with Minas Gerais State Law 12503/97.  The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been constituted. The estimated amount of the contingency is R$ 94,035.

Regulatory

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are:

(i)      The tariff charges in invoices relating to the use of the distribution system by a self-producer.

(ii)     Violation of targets for indicators for continuity and provision of electricity.

(iii)    The tariff increase made during the federal government’s economic stabilization plan referred to as the “Cruzado Plan”, in 1986.

The amount of the contingency is approximately R$ 132,626, of which R$ 40,939 has been provisioned.

The CRC (Earnings Compensation) Account

a)    Claim in legal action

Prior to 1993, holders of electricity concessions were guaranteed a rate of return on the investments in the assets used to provide services linked to the concession. Tariffs charged were uniform throughout the country, and part of profits generated by more profitable concession holders were reallocated to the less profitable ones, in such a way that the rate of return of all the companies was equal to the national average. The deficits were accounted in the “CRC” Account (Conta de Resultados a Compensar, or Earnings Compensation Account) of each concession holder. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the federal government.

Aneel filed an administrative action against the Company, contesting a credit relating to those positive balances. On October 31, 2002 Aneel issued a final administrative decision. On January 9, 2004, the federal Treasury Department (Secretaria do Tesouro Nacional) issued a collection notice in the amount of R$ 516 million. The Company did not make the payment, because it believes that it has arguments of merit for defense in court, and filed for an order of mandamus to suspend its inclusion in the Listing of Unpaid Public Sector Debts (Cadastro Informativo de Créditos Não Quitados do Setor Público, or Cadin). The order of mandamus was denied by the lower court, but an appeal was made to the Federal Court of the First Region, which granted a temporary injunction suspending inclusion in the Cadin.

The amount of the contingency on December 31, 2011 was R$ 1,014,905, and no provision has been made.

b)    Negotiation for early settlement of the CRC Account

On November 20, 2012 the government of the State of Minas Gerais and the Company entered into a Commitment Undertaking, the purpose of which was to make possible the early payment of the obligations arising under the CRC Contract. A discount of approximately 35% was applied to the updated amount of the debtor balance, for payment at sight by the State of Minas Gerais into the account of the Company.  There are more details in Explanatory Note 12 — Accounts receivable from the government of the State of Minas Gerais; the Receivables Fund.

Of the amount received by the Company, the State withheld and passed to the federal government the amount of R$ 403,162, referring to the Settlement Agreement signed to terminate the legal action existing between Cemig and the federal government relating to the now-extinct CRC Account.  Arising from this retention, the Company reported an expense of the same amount in December 2012.

Other claims in the normal course of business

In addition to the above cases, the Company is a party in other cases of smaller scale related to its normal course of operations, with an estimated total amount of R$ 87,966, of which R$ 14,260 has been provisioned. Management believes that it has adequate arguments in these actions, and does not expect significant losses relating to these issues that might have an adverse effect on the Company’s financial position or the result of its operations.

Contingent liabilities: for actions in which chances of loss are assessed as “possible”, and the Company believes it has arguments of merit for defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemillionity for employees’ future benefit — the “Anuênio”

In 2006 the Company paid an indemillionity to its employees, totaling R$ 177,686, in exchange for the rights to future payments for time of service (Anuênio) which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that these obligations are not applicable to amounts paid as an indemillionity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority (Secretaria da Receita Federal) or the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company applied for an order of mandamus to allow it to make an escrow payment into court of R$ 121,834. This is recorded in Escrow deposits. The amount of the contingency, updated, is R$ 204,382.

Profit sharing (“PLR”)

The National Social Security Institute (Instituto Nacional de Segurança Social, or INSS) opened an administrative proceeding against the Company, in 2006, due to non-payment of social security contributions on the amounts paid to employees as profit sharing in the period 2000 to 2004, due to the inspectors believing that the Company had not met the requirements of Law 10101 of 2000. In 2007, an order of mandamus was applied for, seeking to obtain a declaration that such payments of profit-sharing were not subject to the Social Security contribution. The Company received a partially favorable decision in 2008, which it has appealed and on which it awaits the 2nd instance decision. On December 31, 2011 the amount of the contingency was approximately R$ 140,875 million On December 31, 2012, the amount was re-assessed by our legal advisers to R$ 519, due to it having been considered that the best possible estimate of the updated value of the payments made into court, which represents the social security contributions on the portions of Profit Shares paid.

Non-homologation of offsetting of tax credit

In several administrative tax proceedings dealing with offsetting of federal taxes, the Federal Revenue Service (Secretaria da Receita Federal) did not homologate tax returns offsetting credits arising from undue or excess payment by the Company. The amount of the contingency is R$ 397,025.

Corporate tax return — restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from carryforwards indicated in the tax returns (DIPJs) for the calendar years 1977 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all procedures in the administrative sphere, an ordinary legal action has been filed, in the approximate total amount of R$ 337,199.

PIS and Cofins taxes

An infringement notice was served on Cemig for alleged underpayment of the PIS and Cofins taxes due to undue exclusions of financial expenses from the basis of calculation of those taxes. In spite of the Company having paid PIS and Cofins on financial revenues, the Federal Revenue Department (Secretaria da Receita Federal) believes that these amounts were underpaid. The amount of the contingency was R$ 81,112 million on December 31, 2011. On December 31, 2012, the chances of loss in this action were re-assessed as “remote”, since the Federal Supreme Court (Supremo Tribunal Federal, or STF) gave an opinion in favor of obeying the principle of prior right in cases where change in the law results in a charge upon the taxpayer.

The Company is defendant in various legal proceedings, in which the plaintiffs demand suspension of charging of PIS and Cofins, on the argument that it is illegal to charge these taxes on electricity bills. The amount of the contingency is R$ 41,039 million On December 31, 2012 the chances of loss were re-assessed as “remote”, due to a judgment that recognized the legitimacy of the passthrough of these contributions in electricity bills.

Tax contingencies of Light Sesa

Light Sesa has the following tax contingencies in which the chances of loss are assessed as “probable”:

(i)      Income tax withheld source on amounts paid by Light SESA as dividends, on the argument that they arose from non-existence profit;

(ii)     Demand for corporate income tax and the Social Contribution tax on the profits earned by LIR Energy Limited (LIR) and Light Overseas Investment Limited (LOI) since 1996;

(iii)    Fine for alleged non-compliance with an accessory obligation relating to delivery of the electronic files for the calendar years 2003 to 2005.

(iv)    Charge for Inspection of Occupation of Public Places (TFOP), made by the municipal prefecture of Barra Mansa.

(v)     Omission of the offsetting for settlement for debits of Cofins tax (this case has now finally been closed, in favor of the Company).

The total of these cases, corresponding to Cemig’s proportional share in the capital of Light is R$ 503,176.

Regulatory matters

Contribution for Public Illumination (CIP)

Cemig is defendant in several public civil actions, claiming nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on an alleged mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). The Company believes that it has arguments of merit for legal defense, and as a result has not constituted a provision for this action, the amount of which is estimated at R$ 1,162,821.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained an interim judgment in its favor in February 2006, which orders Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002.  This was to be put into effect in the CCEE starting in November 2008, and would have resulted in an additional disbursement for Cemig, for the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 135,113.  On November 9, 2008 the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. The Company has classified the chances of loss as “possible”, since this is a unique action, with no similar action having previously been judged, and because it deals with the General Agreement for the Electricity Sector, in which the Company has all the full documentation to support its allegations.

Tariff increases

Exclusion of consumers inscribed as Low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by the consumers.  The court ruled in favor of the plaintiff; the Company and Aneel have filed an interlocutory appeal, and await judgment. The amount of the contingency is, approximately, R$ 132,648.  The Company has classified the chances of loss as “possible” due to other favorable judgments on this theme.

Period Tariff Adjustment — Neutrality of “Portion A”

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a public action against the Company and against Aneel, for identification of all the consumers that were allegedly injured in the processes of periodic Review and annual Adjustment of electricity rates, from 2002 through 2009, and restitution, through credit on electricity bills, of the amounts allegedly unduly charged, due to the non-inclusion of the effect of future variations in consumer electricity demand as a component of the distributor’s non-manageable costs (“Portion A”), and their allegedly undue inclusion in manageable costs (“Portion B”), resulting in economic/financial imbalance of the contract. The estimated amount of the contingency is R$ 158,368.

Action in which the Company is creditor and in which economic benefits are probable

Pasep and Cofins taxes — Widening of the calculation base

CEMIG Holdings has alleged a legal claim challenging the fairness of the expansion of the taxable base for PIS and Cofins tax calculation purposes on financial revenue and on other non-operational revenues during the period from 1999 to January 2004, by Law 9718, of November 27, 1998.  In the event of a judgment in the Company’s favor in the final instance (where no further appeal is possible), and noting that the Supreme Court has judged similar cases in favor of the taxpayer, , it will record a gain in the profit and loss account of R$ 202,479, net of income tax and Social Contribution tax.

23.    STOCKHOLDERS’ EQUITY

(a)    Share capital

The Company’s share capital, in shares with nominal value of R$ 5.00, is as follows:

	Number of shares as of December 31, 2012
Shareholders	Common	%	Preferred	%	Total	%
The State of Minas Gerais	189,991,615	51	—	—	189,991,615	22
Other entities of The State of Minas Gerais	50,246	—	8,821,839	2	8,872,085	1
AGC Energia S.A.	122,901,990	33	—	—	122,901,990	14
Other:
In Brazil	49,999,792	13	159,644,811	33	209,644,603	25
Abroad	9,893,442	3	311,714,493	65	321,607,935	38
Total	372,837,085	100	480,181,143	100	853,018,228	100

	Number of shares at December 31, 2011
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	151,993,292	51	—	—	151,993,292	22
Other entities of Minas Gerais State	40,197	—	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	—	—	98,321,592	14
Others
In Brazil	35,420,497	12	73,185,353	19	108,605,850	16
Outside Brazil	12,494,090	4	303,902,089	79	316,396,179	47
Total	298,269,668	100	384,144,914	100	682,414,582	100

	Number of shares at January 1, 2011
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	151,993,292	51	—	—	151,993,292	22
Other entities of Minas Gerais State	40,197	—	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	—	—	98,321,592	14
Others
In Brazil	35,084,145	12	88,391,812	23	123,475,957	18
Outside Brazil	12,830,442	4	288,695,630	75	301,526,072	45
Total	298,269,668	100	384,144,914	100	682,414,582	100

Earnings Per Share

Considering the capital increase through the issue of 170,603,646 new shares without a corresponding change in Share Capital of the Company, as described below, earnings per share is presented retrospectively under the new number of shares of the Company. Thus, considering that each class of shares participates equally in the income presented, the earnings per share, basic and diluted, in 2012 and 2011 are R$ 5.01 and R$2.83, respectively.

The number of shares used to calculate earnings per share, basic and diluted, is as follows:

Quantity of shares	2012	2011
Common shares	372,837,085	372,837,085
Preferred shares	480,181,143	480,181,143
	853,018,228	853,018,228

Treasury shares	(363,650)	(363,650)

Total	852,654,578	852,654,578

Shareholders’ Agreement

On August 1, 2011, the Government of the State of Minas Gerais signed a Shareholders’ Agreement with AGC Energia S.A. with intervention and consent of BNDES Participações S.A. with validity for fifteen years. The agreement maintains the state of Minas Gerais as a hegemonic, isolated and sovereign controller of the Company and attributes a few prerogatives to AGC Energia in order to contribute to the Company’s continued sustainable growth, amongst other contractual terms.

Restitution of funds for advance against future capital increase

In the years 1995, 1996 and 1998 the State of Minas Gerais made injections of capital into the Company as Advances against Future Capital Increase (Adiantamentos para Futuro Aumento de Capital, or AFACs), in the historic amount of R$ 27,124.  In 2011 the Financial Department of the State requested return of the amounts of these AFACs, duly updated, since until that year the funds had not been used to subscribe shares in a capital increase.

Meeting this request, the Board of Directors, on December 27, 2011, decided to return the AFAC to the State of Minas Gerais, in the amount of R$ 93,260, corresponding to the historic value of R$ 27,124, adjusted by the variation in the IGP-M (General Market Price) inflation index in the period. The financial expense corresponding to the updating of the AFAC, in the amount of R$ 66,136, was reported in the business year 2011.

Capital increase approved by the Annual General Meeting in April 2012

The General Meeting of Stockholders of Cemig held on April 27, 2012 approved increase in the share capital of Cemig from R$ 3,412,073 to R$ 4,265,091, with issuance of 170,603,646 new shares, via capitalization of R$ 821,527 of the Retained Earnings Reserve, and R$ 31,491 originating from incorporation of the portions of the Contract to Assign the Credit of the Remaining Balance on the CRC Account, with distribution, as a result, to stockholders of a stock bonus of 25% in new shares of the same type as those held, and with nominal value of R$ 5.00.

(b)   Reserves

The account lines Capital reserves and Profit reserves are made up as follows:

	2012	2011	Jan. 1, 2011
Capital reserves
Accrued interest on own capital used for fixed assets in progress	1,313,220	1,313,220	1,313,220
Donations and subsidies for investment	2,572,526	2,572,526	2,572,526
Goodwill on issuance of shares	69,230	69,230	69,230
Monetary capital adjustment	6	6	6
Treasury Shares	(1,132)	(1,132)	(1,132)
	3,953,850	3,953,850	3,953,850

The reserve for remuneration of property, plant and equipment assets in progress — own capital refers to the interest accrued on the Company’s own capital expended for the purpose of constructing property, plant, and equipment assets, the balance of which is recorded in Property, plant, and equipment and Stockholders’ equity. In 1999 the Company ceased its accumulation of this reserve.

The reserve for Donations and Subsidies for Investments basically refers to the compensation by the Federal Government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time. The funds were used in amortization of various obligations payable to the Federal Government, and the remaining balance originated the CRC contract.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

	2012	2011	Jan. 1, 2011
Profit reserves
Legal reserve	853,018	682,415	573,205
Reserve under the by-laws	1,303,905	1,141,178	1,433,549
Retained earnings reserve	71,122	1,382,962	799,413
Proposal for distribution of additional dividends	628,131	86,316	67,086
	2,856,176	3,292,871	2,873,253

Reserve under the by-laws

The Reserve under the by-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained earnings reserve

The reserve for retained earnings not distributed to shareholders in previous years is to guarantee execution of the Company’s Investment Program, and the retentions are supported by capital budgets approved by the Board of Directors for the periods in question. The principal acquisitions made use the retained funds are listed in more detail in Explanatory Note 14 of the consolidated financial statements.

Legal reserve

The Company used R$ 170,603, or 4.12% of the 2012 net profit, for payment into the Legal Reserve — because with this amount the Legal reserve reached its upper legal limit of 20% of the share capital, set by Article 193 of Law 6404 (the Corporate Law).

(c)          Dividends

Ordinary dividends

Under its by-laws, Cemig is required to pay to its stockholders, as obligatory dividends, 50% of the net profit of each fiscal year ending December 31.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares. They have the right to a minimum annual dividend equal to the greater of: (a) 10% of their par value and (b) 3% of the portion of stockholders’ equity that they represent.

Shares in Cemig held by private individuals have, under the by-laws, a guarantee of a minimum dividend of 6% of their nominal value, in any business year in which Cemig does not make sufficient profit to pay dividend to its stockholders.  This guarantee is given by the State of Minas Gerais, in Article 9 of State Law 828 of December 14, 1951, and Article 1 of State Law 8796, of April 29, 1985.

Also under the by-laws, dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the dividends proposed for distribution to stockholders for 2012 and is as follows:

Holding company
Calculation of the Minimum Dividends required by the by-laws for the preferred shares	2012
Nominal value of the preferred shares	2,399,087
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the first payment criterion	239,909

Stockholders’ equity	12,044,062
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	56.27%
Portion of Stockholders’ equity represented by the preferred shares	6,777,194
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the second payment criterion	203,316

Minimum obligatory dividends required by the by-laws for the Preferred Shares	239,909

Calculation of the Obligatory Dividend
Profit (loss) for the period	4,271,685
Obligatory dividend — 50.00% of net profit	2,135,843

Dividends proposed
Interest on Equity	1,700,000
Ordinary dividends	589,976
2,289,976
Income tax withheld at source on Interest on Equity	(154,133)
2,135,843

Total of the dividend for the preferred shares	1,201,911
Total of the dividend for the common shares	933,932

Dividend per share, R$
Minimum Dividends required by the by-laws for the preferred shares	0.50
Obligatory Dividend	2.68
Dividends Proposed (net of income tax withheld at source on Interest on Equity)	2.68

In December 2012 the Company declared payment of Interest on Equity, to be computed within the obligatory dividend for 2012, in the amount of R$ 1,700 million, corresponding to R$ 1.99 per share, to be paid in two equal installments, by June 30 and December 30, 2013.  This gives rise to a tax benefit of R$ 578,000.

Extraordinary dividends

Cemig’s by-laws establish that, without prejudice to the obligatory dividend, every two years, or more frequently if the Company’s cash position permits, the Company will use the specific profit reserve for the distribution of extraordinary dividends, up to the limit of cash available, as decided by the Board of Directors, under the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

The following payments of extraordinary dividends by the Company took place in 2012 and 2011:

•                  At its meeting of December 20, 2012, the Board of Directors declared distribution of an extraordinary dividend of R$ 1,600,000 (1.6 billion Reais), representing approximately R$ 1.8765 per share. The payment of these dividends took place in January 2013.

•                  At its meeting of December 9, 2011, the Board of Directors decided to declare an extraordinary dividend, in the amount of R$ 850 million, or R$ 1.25 per share, using the profit reserve established under the by-laws and the Retained earnings reserve for this purpose. The payment of these dividends took place on December 28, 2011.

(d)         Adjustments to Stockholders’ equity

	2012	2011	Jan. 1, 2011
Adjustments to Stockholders’ equity
Cost attributed to generation assets	959,303	1,080,233	1,209,212
Conversion adjustments	10,025	5,354	(772)
Cash flow hedge instruments in jointly-controlled subsidiary	(383)	567	1,393
	968,945	1,086,154	1,209,833

The conversion adjustments include the foreign exchange variance incurred upon conversion and consolidation of Transchile’s financial statements based on the period-end exchange rates, posted directly in this account of Stockholders’ equity.

The amounts recorded as deemed cost of the generation assets are due to the new valuation of the generation assets, with their fair value being defined by the replacement cost in the initial adoption of international accounting standards on January 1, 2009.  The new valuation of the generation assets results in an increase of these amounts, reported in the specific account of Stockholders’ equity, net of tax effects.

24.           REVENUE

	Consolidated
	2012	2011 (Reclassified)
Revenue from supply of electricity (a)	18,613,559	16,567,739
Revenue from use of the electricity distribution systems (TUSD) (b)	2,215,060	1,978,066
Transmission revenue
Transmission concession revenue (c)	1,675,076	1,407,836
Transmission construction revenue (d)	160,257	120,170
Transmission indemillionity revenue (c)	192,311	—
Distribution construction revenue (d)	1,445,840	1,412,407
Gas construction revenue (d)	24,856	6,550
Transactions in electricity on the CCEE	427,360	268,970
Other operational revenues (e)	1,324,002	983,480
Taxes and sector charges applied to operational revenue (f)	(7,617,946)	(6,996,502)
Net operational revenue	18,460,375	15,748,716

a)                 Overall revenue from supply of electricity

Breakdown of revenue from supply of electricity by type of consumer:

	MWh ( * )		R$
	2012	2011	2012	2011

Residential	11,518,441	10,742,297	6,226,699	5,451,747
Industrial	25,969,189	26,028,775	4,581,625	4,362,073
Commercial, Services and Others	7,949,909	6,984,941	3,542,329	3,045,417
Rural	2,874,259	2,646,475	785,128	707,958
Public authorities	1,343,999	1,191,280	606,878	531,496
Public illumination	1,463,813	1,371,091	392,682	356,667
Public service	1,549,311	1,439,200	464,473	424,407
Subtotal	52,668,921	50,404,059	16,599,814	14,879,765
Own consumption	62,133	57,098	—	—
Supply not yet invoiced, net	—	—	71,285	74,830
	52,731,054	50,461,157	16,671,099	14,954,595
Wholesale supply to other concession holders (**)	13,867,837	14,457,890	1,903,052	1,577,128
Sales under the Proinfa program	126,900	120,827	39,408	36,016
Total	66,725,791	65,039,874	18,613,559	16,567,739

(*) The MWh columillion includes a percentage of the total electricity sold by Light equivalent to the Company’s stockholding. (Data not reviewed by external auditors)

( ** ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

Annual tariff review — Cemig D

On April 8, 2012 Aneel approved the result of the Tariff Adjustment for Cemig D. The result approved by Aneel was for an upward adjustment of 5.24%, made up of two components: (i) The Structural component, of 2.90%, comprising the non-manageable costs (“Portion A”) and manageable costs (“Portion B”); and (ii) Financial components, of 2.34%. The adjustment is in effect until April 2013. With the withdrawal of the financial components considered in the 2011 tariff process, of 1.39%, the average effect on the Company’s captive consumers was an increase of 3.85%.

Periodic Tariff Review — Cemig D

In April 8, 2013 the Brazilian electricity sector regulator, Aneel (Agência Nacional de Energia Elétrica), published the result of the Third Tariff Review of Cemig D (Cemig Distribuição S.A.), which will result in positive repositioning of Cemig D’s tariffs. These tariffs will take effect from April 8, 2013 and the average effect for consumers will be an increase of 2.99%.

In this decision, Aneel is already applying the effects of Decree 7945, which governs the use of the funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to attenuate distributors’ costs of acquisition of electricity in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) as a result of the unfavorable hydrological conditions, which have led to the dispatching of thermal generation plants, and as a result to reduce the impact of the tariff adjustment, limiting it to 3%. The amount that exceeds this percentage will be passed through in a single payment, within 10 business days from the date of publication of the Aneel Homologating Resolution. The amount of these funds coming from the CDE will be reimbursed by consumers in up to 5 years, updated by the IPCA inflation index.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base was R$ 5,511,768, and the Gross Regulatory Remuneration Base was R$ 15,355,843.

For more details about the Regulatory Remuneration Base (BRR) please see Explanatory Note 16 to the consolidated financial statements.

Annual tariff review — Light

On November 6, 2012, ANEEL approved the tariff adjustment of Light SESA for 2012. The result ratified by ANEEL represents a rate increase of 10.77%, consisting of two components: (i) Structural component of 7.17% for non-manageable (Portion A) and manageable (Portion B) costs and (ii) Financial component, which be effective until October 2013, of 3.60%. Considering the removal of the financial component present in Light’s rates in effect until this date, of -0.64%, the proposal represents an average rate increase for consumers of 11.41% from November 7, 2012.

b)                 Revenue from use of the electricity distribution grid — TUSD

A representative portion of the Large Industrial Consumers in the concession area of Cemig Distribuição and Light that are allowed to choose their power suppliers such as Cemig Geração e Transmissão and other power generating companies, also referred to as “free” consumers. Accordingly, the charges for the use of the distribution network (“TUSD”) of these “free” consumers are charged separately and recorded under this caption.

c)                  Revenue from use of the transmission system

For the transmission concessions, revenue includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines, and also updating of the value of the transmission financial asset constituted, primarily, during the period of construction of the transmission facilities. The rates used for updating of the asset correspond to the remuneration on the capital applied in the enterprise, and these vary in accordance with the type of enterprise and the investing company’s cost of capital.

In 2012 the Company reported the gain estimated to result from the indemnity of the transmission assets to which the criteria of PM 579 apply.  There are more details in Note 4.

d)                 Construction revenue

Construction revenue is fully offset by Construction costs, and corresponds to the Company’s investments, in the period, in assets of the concession, while in Operational revenue, in some cases, it additionally includes the profit margin involved in the operation. See details in Explanatory Note 25.

e)                  Other operational revenues

	Consolidated
	2012	2011

Supply of gas	754,996	578,830
Charged service	18,408	13,957
Telecoms services	162,232	157,819
Services rendered	117,416	98,393
Subsidies (*)	176,078	55,705
Rental and leasing	85,807	76,607
Other	9,065	2,169
	1,324,002	983,480

(*) Revenue recognized for the subsidy received from Eletrobrás, for the discount given on tariffs charged to low-income consumers. The amounts have been homologated by Aneel and are reimbursed by Eletrobras.

f)                   Taxes on revenue and regulatory charges

	Consolidated
	2012	2011
Taxes on revenue
ICMS tax	3,954,319	3,575,298
COFINS tax	1,655,724	1,495,852
PIS and Pasep taxes	359,496	324,824
Others	7,472	5,591
	5,977,011	5,401,565
Charges to the consumer
Global Reversion Reserve — RGR	287,248	204,887
Energy Efficiency Program — P.E.E.	38,357	42,640
CDE — Energy Development Account	616,253	516,122
Fuel Consumption Account — CCC	565,083	717,632
Research and Development — R&D	47,282	37,001
National Scientific and Technological Development Fund — FNDCT	41,027	32,057
Energy system expansion research — (EPE / Mining and Energy Ministry)	20,513	16,091
Emergency Capacity Charge	—	359
0.30% additional payment (Law 12111/09)	25,172	28,148
	1,640,935	1,594,937
	7,617,946	6,996,502

25.           OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	2012	2011	2012	2011

Personnel (a)	1,360,796	1,248,651	33,910	37,128
Employees’ and managers’ profit shares	243,655	221,061	12,661	14,987
Post-retirement liabilities	133,991	123,700	10,111	8,435
Materials	82,535	97,752	182	222
Outsourced services (b)	1,127,478	1,030,827	22,451	12,962
Electricity bought for resale (c)	5,951,272	4,277,980	—	—
Depreciation and amortization	1,000,556	982,669	330	370
Royalties for use of water resources	186,384	153,979	—	—
Provisions (reversals) for operational losses (d)	781,806	257,611	400,613	(1,892)
Charges for the use of the national grid	1,010,596	830,024	—	—
Gas bought for resale	495,114	329,105	—	—
Construction costs (e)	1,630,194	1,529,269	—	—
Other operational expenses, net (f)	634,617	362,032	38,988	20,126
	14,638,994	11,444,660	519,246	92,338

a)                 Personnel expenses

	Consolidated		Holding company
	2012	2011	2012	2011

Remuneration and salary-related charges and expenses	1,218,975	1,131,846	31,277	25,359
Supplementary pension contributions — Defined-contribution plan	71,554	67,393	4,553	4,200
Assistance benefits	136,463	131,823	3,768	3,790
	1,426,992	1,331,062	39,598	33,349

The PDV Temporary Voluntary Retirement Program	33,163	20,272	870	3,779
(-) Personnel costs transferred to construction in progress	(99,359)	(102,683)	(6,558)	—
	(66,196)	(82,411)	(5,688)	3,779
	1,360,796	1,248,651	33,910	37,128

Employee special retirement programs

Incentive Retirement Program — PDP

From November 2011 to January 17, 2012 the Company offered the Incentive Retirement Program (Programa Desligamento Premiado — PDP), which had among its principal benefits: payment of one gross monthly salary and six months’ contribution to the health plan after retirement, deposit of the payment of 40% of the balance on the FGTS account (otherwise payable only in the event of non-voluntary termination of employment), and payment of the full advance notice period, from a minimum of 30 day’s up to a maximum of three months’ (90 days’) salary. In 2012, a total of 182 employees had subscribed to the program.

The PID Incentive Retirement Program

For the period January 17, 2013 to March 27, 2013, the Company created the PID, available only to employees who already satisfied the full condition for retirement under the National Social Security System (Instituto Nacional de Seguridade Social, or INSS), and also qualified for retirement through Forluz, and had been with the Company for a minimum of 20 years. This program offers four times the gross monthly remuneration, six months’ contribution to the health plan and the other indemillionity payments specified by Law.  The financial impact of the program will be reported in 2013, depending on how many employees accept it, and the period for termination will close in June 2013.

b)                 Outsourced services

	Consolidated		Holding company
	2012	2011	2012	2011

Collection / Meter reading / Bill delivery Agents	187,784	176,612	—	—
Communication	105,708	89,802	895	1,728
Maintenance and conservation of electrical facilities and equipment	248,651	205,191	103	64
Building conservation and cleaning	77,697	58,971	95	59
Contracted labor	31,567	59,662	357	302
Freight and airfares	13,762	11,638	1,946	2,007
Accommodation and meals	19,618	18,995	391	391
Security services	23,766	23,285	—	—
Consultancy	45,380	26,564	8,598	3,127
Maintenance and conservation of furniture and utensils	42,871	67,915	1,446	894
Maintenance and conservation of vehicles	11,374	21,669	1,657	32
Disconnection and reconnection	44,014	52,913	—	—
Environment	29,267	27,693	—	—
Electricity	1,168	1,073	253	—
Tree pruning	25,852	25,146	—	—
Cleaning of power line pathways	37,434	34,609	—	—
Others	181,565	129,089	6,710	4,358
	1,127,478	1,030,827	22,451	12,962

c)                  Electricity bought for resale

	Consolidated
	2012	2011

From Itaipu Binacional	1,069,387	919,398
Spot market	889,716	337,152
Proinfa program	265,034	204,087
‘Bilateral contracts’	612,116	538,058
Electricity acquired in Regulated Market auctions	2,805,956	1,964,879
Electricity acquired in the Free Market	717,423	637,316
Credits of Pasep and Cofins taxes	(408,360)	(322,910)
	5,951,272	4,277,980

d)                 Operational provisions (reversals)

	Consolidated		Holding company
	2012	2011	2012	2011
Pension plan premiums	(3,607)	3,106	261	39
Provision for doubtful receivables	315,201	163,629	—	—
Contingency provision
Employment-law cases	7,194	14,064	(7,184)	1,006
Civil cases	38,171	35,360	(12,855)	(8,842)
Tax	3,293	8,036	(3,003)	5,167
Environmental	1,068	777	777	27
Regulatory	419,470	17,635	423,077	(2,621)
Other	1,016	15,004	(460)	3,332
	470,212	90,876	400,352	(1,931)
	781,806	257,611	400,613	(1,892)

Cemig D provisioned the amount of R$ 159,015 as allowance for doubtful receivables in 2012, reflecting amounts receivable from industrial consumers due to non-payment of the ICMS applicable to the portions of invoices that comprise the TUSD charge.

e)                  Construction costs

	Consolidated
	2012	2011

Personnel and managers	106,784	100,674
Materials	755,408	603,612
Outsourced services	668,441	727,927
Other	99,561	97,056
	1,630,194	1,529,269

f)                   Other operational expenses, net

	Consolidated		Holding company
	2012	2011	2012	2011

Leasings and rentals	105,475	87,351	818	828
Advertising	7,869	24,353	361	564
Own consumption of electricity	14,017	18,944	—	—
Subsidies and donations	38,958	33,906	1,465	3,017
Aneel inspection charge	47,030	45,762	—	—
Paid concessions	25,547	20,666	—	—
Taxes and charges (IPTU, IPVA and others)	37,683	26,536	240	145
Insurance	10,830	7,948	2,172	820
CCEE annual charge	6,028	5,896	3	4
TDRF — License fee ( * )	7	30,015	—	—
Net loss on deactivation and disposal of assets	125,659	21,591	44	187
Forluz — Current Administration expense	22,592	15,233	1,110	993
Other expenses	192,922	23,831	32,775	13,568
	634,617	362,032	38,988	20,126

( * ) License Charge for use or Occupation of Land Adjoining Highways (TFDR).

In 2012 the Company posted losses for de-activation of assets arising from the carrying out of the physical inventory to comply with Aneel Resolution 367/2009.

Operational Leasing

The Company has Operational Leasing contracts relating, mainly, to vehicles and buildings used in operations. Their amounts are not significant in relation to the Company’s total costs.

26.           FINANCIAL REVENUE AND EXPENSES

	Consolidated		Holding company
	2012	2011	2012	2011
FINANCIAL REVENUES
Income from financial investments	295,812	410,195	31,746	21,034
Charges on arrears of overdue electricity bills	179,475	150,522	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	157,366	152,145	—	—
Foreign exchange variations	43,692	20,453	1	35
Pasep and Cofins taxes on financial revenues	(41,625)	(42,347)	(41,666)	(41,956)
Gains on financial instruments	27,588	16,120	—	—
FIDC revenues	—	—	87,532	49,433
Monetary variations	2,607	—	8,761
Monetary updating on Finsocial tax (Note 9)	57,282	67,341	—	67,341
Monetary Updating on Court escrow deposit (Note 11)	—	67,506	—	67,506
Monetary updating of CRC Account (Note 12)	2,382,862	—	2,382,862	—
Other	105,180	153,060	7,374	10,076
	3,210,239	994,995	2,476,610	173,469
FINANCIAL EXPENSES
Costs of loans and financings	(1,242,959)	(1,311,023)	(103,691)	(20,896)
Foreign exchange variations	(81,933)	(39,870)	(21)	(206)
Monetary updating — loans and financings	(185,965)	(145,780)	—	—
Monetary updating - paid concessions	(34,077)	(21,239)	—	—
Monetary updating — R&D and P.E.E.	(23,522)	(34,825)	—	—
Monetary updating — Other	(48,104)	(91,654)	(4)	—
Adjustment to present value	(1,064)	(1,042)	—	—
Charges and monetary updating on Post-retirement liabilities	(132,418)	(162,878)	(4,599)	(5,235)
Monetary updating of AFACs (Note 23)	—	(66,136)	—	(66,136)
Other	(207,873)	(90,819)	(28,967)	(21,418)
	(1,957,915)	(1,965,266)	(137,282)	(113,891)
NET FINANCIAL REVENUE (EXPENSES)	1,252,324	(970,271)	2,339,328	59,578

The Pasep and Cofins expenses apply to Interest on Equity.

27.           RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries and jointly-controlled subsidiaries are:

	Consolidated
	ASSETS		LIABILITIES		REVENUE		EXPENSES
COMPANY	2012	2011	2012	2011	2012	2011	2012	2011
Cemig D
Current
Cooperation Working Agreement (1)	—	—	22,809	22,212	—	—	9,253	12,059
Interest on Equity, and dividends	119,947	109,215	—	—	—	—	—	—
Transactions in electricity (2)	40,804	40,546	4,211	4,067	424,851	374,859	(47,580)	(54,507)
Non-current
Cooperation Working Agreement (1)	29,081	11,094	—	—	—	—	—	—

Cemig Geração e Transmissão S.A.
Current
Cooperation Working Agreement (1)	—	—	18,079	280	—	—	733	(6,857)
Interest on Equity, and dividends	399,476	—	—	—	—	—	—	—
Transactions in electricity (2)	3,938	4,374	28,516	29,054	52,033	57,716	(312,177)	(283,049)
Non-current
Cooperation Working Agreement (1)	18,812	25,084	—	—	—	—	—	—

Light S.A.
Current
Interest on Equity, and dividends	19,373	19,214	—	—	—	—	—	—
Transactions in electricity (2)	127	138	940	880	31,671	30,520	(7,767)	(6,250)

Cemig Capim Branco
Current
Interest on Equity, and dividends	9,178	3,029	—	—	—	—	—	—
Transactions in electricity (2)	—	—	7,406	7,320	4,975	4,349	(90,627)	(72,582)
Services (3)	1,628	2,345	—	—	4,379	4,771	—	—

Cemig Telecomunicações
Current
Interest on Equity, and dividends	—	7,225	—	—	—	—	—	—
Transactions in electricity (2)	—	—	—	—	2,989	3,457	—	—
Sharing of infrastructure (4)	2,444	1,195	—	—	4,630	5,579	—	—
Service (5)	—	—	3,558	4,649	—	—	(19,858)	(26,531)
Non-current
Maintenance (6)	299	701	—	—			—	—
Personnel seconded (7)	1,007	1,212	—	—	—	—	2,361	2,264

Transmissora Aliança de Energia Elétrica
Current
Interest on Equity, and dividends	37,716	115,026	—	—	—	—	—	—
Transactions in electricity (2)	—	—	3,645	4,454	—	—	(33,715)	(34,477)

Cemig Serviços
Current
Services (8)	—	—	2,963	758	—	—	(12,485)	(1,339)
Personnel seconded (7)	1,473	—	—	—	—	—	382	—
Non-current
Personnel seconded (7)	3,735	2,152	—	—	—	—	—	—

Empresa Paraense de Transmissão de Energia - ETEP
Current
Transactions in electricity (2)	—	—	316	295	—	—	(2,911)	(2,582)

Baguari Energia
Current
Interest on Equity, and dividends	26,218	5,513	—	—	—	—	—	—
Transactions in electricity (2)	10	11	717	389	389	343	(5,966)	(5,064)

GASMIG
Current
Interest on Equity, and dividends	20,664	21,329	—	—	—	—	—	—

Empresa Regional de Transmissão de Energia S.A
Current
Interest on Equity, and dividends	8,246	8,918	—	—	—	—	—	—
Transactions in electricity (2)	—	—	163	121	—	—	(1,342)	(1,031)

Empresa Amazonense de Transmissão de Energia S.A
Current
Interest on Equity, and dividends	—	4,729	—	—	—	—	—	—
Transactions in electricity (2)	—	—	1,621	1,466	—	—	(14,422)	(12,793)

	Consolidated
	ASSETS		LIABILITIES		REVENUE		EXPENSES
COMPANY	2012	2011	2012	2011	2012	2011	2012	2011
Minas Gerais state government
Current
Consumers and Traders (9)	8,197	6,657	—	—	96,286	89,267	—	—
Consumers and Traders (10)	—	25,016	—	—	—	—	—	—
Accounts receivable from Minas Gerais state government — CRC Account (11)	2,422,099	—	—	—	69,834	102,712	—	—
Non-current
Accounts receivable from Minas Gerais state government — CRC Account (11)	—	1,830,075	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	467,930	265,700	—	—	—	—
Debentures (12)	—	—	52,758	46,896	—	—	(5,862)	(9,813)
Financings — Minas Gerais Development Bank (13)	—	—	9,213	14,900	—	—	—	—

FORLUZ
Current
Employee post-retirement benefits (14)	—	—	51,227	74,441	—	—	(93,427)	(106,239)
Personnel expenses (15)	—	—	—	—	—	—	(71,554)	(67,393)
Administration costs (16)	—	—	—	—	—	—	(22,369)	(15,233)
Non-current
Employee post-retirement benefits (14)	—	—	763,643	772,140	—	—	—	—

CEMIG SAÚDE
Current
Health Plan and Dental Plan (17)	—	—	611,956	598,111	—	—	(73,934)	(70,303)

ANDRADE GUTIERREZ S.A.
Current
Construction - Santo Antonio Hydro Plant (18)	507	—	2,797	6,892	—	—	—	—
Loan (19)	—	—	31	28	—	—	—	—
Light for Everyone (Luz para Todos) Program (20)	—	—	—	—	—	—	(2,129)	(8,906)
Non-current
Construction - Santo Antonio Hydro Plant (18)	6,961	4,395	—	—	—	—	—	—
Light for Everyone (Luz para Todos) Program (20)	—	—	—	263	—	—	—	—

Main material comments on the above transactions:

(1) Technical Cooperation Working Agreement between Cemig, Cemig D and Cemig GT instituted by Aneel Dispatch 3924/2008. This includes, principally, reimbursement of expenses relating to sharing of infrastructure, personnel, transport, telecommunications and IT.

(2) The company has electricity purchase contracts with Cemig GT, Light, Baguari Energia, Santo Antônio Energia and Cemig Capim Branco, under public electricity auctions held over the period 2004 to 2011; for the bilateral contracts between Cemig D and Cemig Capim Banco the dates of the auctions are prior to 2004. The contracts have period of eight years from start of supply and annual updating of price by the IG PM index. These transactions were carried out on terms equivalent to arms-length transactions, since the electricity was purchased through an auction organized by the federal government, which subsequently specified the contracts that were to be signed between distributors and generators. The Company also has contracts for sale of electricity with Cemig D and Light, arising from the 2004 and 2011 public auctions of the existing generation capacity, for 8 years’ supply, with annual price adjustment by the IGP-M inflation index. For Cemig Telecomunicações, Transmissora Aliança de Energia Elétrica, Empresa Amazonense de Transmissão de Energia, Empresa Regional de Transmissão de Energia and Empresa Paraense de Transmissão de Energia the transactions in electricity refer to Charges for Use of the Network.

(3) This refers to the service contract for operation and maintenance of the Amador Aguiar I and II hydroelectric plants and other associated equipment signed between Cemig Geração e Transmissão and Cemig Capim Branco in 2011, with duration of two years, adjusted by the IGP-M index.

(4) Sharing of excess infrastructure of distribution, transmission and subtransmission comprising distribution network posts, building installments and other infrastructures, between Cemig and Cemig Telecom through a contract signed in 2000 with duration of 15 years.  The amount received varies in accordance with revenue obtained for the use of the infrastructure by Cemig Telecom.  There is no index for adjustment.

(5) Contract for provision of telecoms services through supply of network capacity between Cemig Telecom and Cemig D in 2009 and 2010 with duration of 5 years, updated by the IGP-M index;

(6) Preventive and corrective maintenance services on the transmission and subtransmission lines that are used jointly, including OPGW cables, transition cables and their accessories.

(7) Reimbursement of expenses relating to personnel seconded by Cemig to companies of the Group.

(8) Refers to the service contract for reading, printing and simultaneous delivery of electricity consumption invoices in kWh, through a technology developed for this, visual inspection of consumer units, collection and confirmation of client registry data, updating of postal addresses, allocation of routes, planning and change of urban and rural routes — signed by Cemig Serviços and Cemig Distribuição in 2011, with duration of two years.  Amendments may be made for successive equal periods up to the period of 48 months.  Extendable for up to four years, adjusted by the IGP-M index.

(9) Sale of electricity to Minas Gerais State government — terms equivalent to arm’s-length transaction, since the price of electricity is set by Aneel through a Resolution specifying the company’s annual Tariff Adjustment.

(10) This refers to the renegotiation of the debit arising from the sale of electricity to COPASA, which was settled in full in September 2012.

(11) Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. See Explanatory Note 10 to the Interim consolidated financial statements.

(12) Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from issue date. The amount at December 31, 2009 was adjusted to present value.

(13) Financings of the subsidiaries Transudeste, Transleste and Transirapé, maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBNDES + 4.54% p.a.) and of Transleste, in 2017 (US$ + 5%) and 2025 (9.5% p.a.);

(14) The contracts of Forluz are updated by the Amplified Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) (See Explanatory Note 21) and will be amortized up to 2024.

(15)This refers to Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 16), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(16) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

(17) Contribution by the sponsor to the health plan and dental plan of the employees.

(18) Contracts with Construtora Andrade Gutierrez S.A for construction of the Santo Antônio Hydroelectric Plant, and, for transmission facilities specific to that plant, with the Santo Antônio Construction Consortium (Consórcio Construtor Santo Antônio, or CCSA), of which Construtora Andrade Gutierrez S.A. is a member, responsible for services of preparation of plans and for the civil works (Consórcio Santo Antônio Civil).

(19) The balance is the difference arising from alteration of the remuneration index of the loan contract between Andrade Gutierrez Participações S.A and Santo Antônio Energia S.A on December 6, 2008 — from the IGP-M index, to the TJLP Long-term Interest Rate plus 3.1%, approved by a meeting of the Board of Directors of Santo Antônio Energia S.A. on February 24, 2010.

(20) Contract for works to implement one lot of the Light for Everyone (Luz Para Todos) rural electrification program in Cemig’s concession area, between Cemig D and the Iluminas Consortium, of which Andrade Gutierrez is a member.

For more information on the principal transactions, please see Explanatory Notes 12, 19, 21 and 25.

Remuneration of key management

Total compensation amounts paid to the members of the Board of Directors and the Chief Officers in 2012 and 2011 were as follows:

	2012	2011
Remuneration	7,762	9,142
Profit shares	2,301	1,980
Post-retirement benefits	888	713
Assistance benefits	1,243	102
Total	12,194	11,937

28.            FINANCIAL INSTRUMENTS; RISK MANAGEMENT

The financial instruments of the Company, its subsidiaries and its jointly-controlled subsidiaries are restricted to: Cash and cash equivalents; Securities; Consumers and traders; Accounts receivable from the Minas Gerais State government; Financial assets of the concession; Loans and financings; Liabilities under debentures; Post-retirement obligations; and Derivatives. The gains and losses on transactions are registered in full in the profit and loss account or in stockholders’ equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries and jointly-controlled subsidiaries are recorded at fair value and measured in accordance with the following classifications:

•                       Loans and receivables — In this category are: Cash equivalents; Receivables from consumers; Traders and concession holders — Transport of electricity; Linked funds; and Financial assets not covered by Provisional Measure 579.  They are recognized at their nominal realization value which is similar to fair value.

•                      Financial instruments at fair value through profit or loss —  In this category are Securities, and Derivative instruments (mentioned in item “b”).  They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

•                      Financial instruments held to maturity — This category includes Securities for which there is a positive intention to hold them until maturity. They are measured at the amortized cost using the effective interest method.

•                      Financial Instructions available for sale — As from December 31, 2012, Financial assets of the concession covered by Provisional Measure 579 are in this category.  They are measured at the New Replacement Value (VNR), equivalent to fair value on the date of the financial statements.

•                      Non-derivative financial liabilities — In this category are: Loans and financings, Obligations under debentures, Debt agreed with the pension fund (Forluz); and Suppliers. These are measured at the amortized cost using the effective interest method.  The Company has calculated the fair value of its Loans, financings and debentures using the CDI rate + 0.9%, based on its most recent funding.  For the following instruments Company considered their fair value to be equal to book value: loans, financings and debentures with rates in the following ranges between: IPCA + 4.70% and IPCA + 5.10%; CDI + 0.65% to CDI + 0.73%; IGPM + 4.70% to IGPM + 5.10%; and fixed-rate at 8.5% to 10.07%.  For the financings from BNDES and Eletrobras the fair value is identical to the book value, since there are no similar instruments with comparable maturity dates and interest rates.

•                      Derivatives: These are measured at fair value and the effects recognized directly in the Profit and loss account, except for the cash flow hedge in the jointly-controlled subsidiary Madeira Energia S.A., for which the effective portion of the variations in fair value of the derivatives is recognized directly in Stockholders’ Equity.  These financial instruments of Madeira Energia were settled in full in 2012.

	2012		2011		January 1, 2011
Financial instrument categories	Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash equivalents — Short-term investments	2,328,910	2,328,910	2,704,600	2,704,600	2,885,088	2,885,088
Receivable from consumers and traders	2,661,808	2,661,808	2,708,316	2,708,316	2,358,292	2,358,292
Concession holders — transport of energy	515,896	515,896	438,991	438,991	400,556	400,556
Credits from the Minas Gerais State Government	2,422,099	2,422,099	1,830,075	1,830,075	1,837,088	1,837,088
Financial assets of the concession	6,621,961	6,621,961	10,206,286	10,206,286	8,297,168	8,297,168
	14,550,674	14,550,674	17,888,268	17,888,268	15,778,192	15,778,192

Available for sale
Financial assets of the concession	5,585,254	5,585,254	—	—	—	—

Held to maturity
Securities	646,987	646,987	—	—	—	—

Measured at fair value through profit or loss:
Held for trading
Securities	1,072,567	1,072,567	358,987	358,987	321,858	321,858

Derivative instruments - Swap contracts	31,734	31,734	—	—	—	—

Financial liabilities:
Valued at amortized cost
Suppliers	1,735,462	1,735,462	1,189,848	1,189,848	1,121,009	1,121,009
Debt agreed with pension fund (Forluz)	814,870	814,870	846,581	846,581	868,178	868,178
Concessions payable	209,817	209,817	137,686	137,686	117,802	117,802
Loans, financings and debentures	16,170,310	16,799,296	15,779,069	15,767,142	13,226,490	13,226,490
	18,930,459	19,559,445	17,953,184	17,941,257	15,333,479	15,333,479

Measured at fair value through profit or loss:
Derivative instruments - Swap contracts	1,319	1,319	23,501	39,410	66,892	61,987

a) Management of risks

Corporate risk management is a management tool that is part of the Company’s corporate governance practices and is aligned with the planning process in setting the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks. These protection strategies are in accordance with the Company’s overall strategy.

A key aim of the Financial Risks Management Committee is to give predictability to the Company’s cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries and jointly-controlled subsidiaries exposed to market risk from adverse changes in foreign currency rates, primarily of the US dollar against the Brazilian Real, which could potentially have impact on indebtedness, profit and cash flow. To reduce exposure to adverse changes in exchange rates, the Company held certain hedge contracts in December 31, 2012 and 2011, which are described in more detail in item “b” below.

These tables indicate the net exposure to exchange rates:

	2012		2011
Exposure to exchange rates	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 19)	240,093	489,789	169,653	318,947
Suppliers (Itaipu Binacional)	105,115	219,162	106,321	198,280
(—) Contracted hedges / swaps	(8,414)	(19,414)	(27,263)	(45,833)
	336,794	689,537	248,711	471,394
Euro
Loans and financings — Euro (Note 19)	14,150	38,206	15,349	37,299
(—) Contracted hedges / swaps	(11,358)	4,295	(130)	(317)
	2,792	42,501	15,219	36,982

UMBNDES (*)	—	—	66,379	2,661
Net liabilities exposed		732,038		511,037

(*) BNDES Monetary Unit — reflects the weighted average of the FX variations existing in the BNDES Basket of Currencies.

Interest rate sensitivity analysis

The Company estimates that, based on its financial consultants, in a probable scenario, the foreign exchange variation of the foreign currencies in relation to the Real at the end of 2013 will be an appreciation of the dollar by 0.29% to R$ 2.050, and a depreciation of the Euro by 2.67%, to R$ 2.622.  The Company has made an analysis of the sensibility of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25% and 50% in relation to the probable scenario, naming these scenarios as “possible” and “remote” respectively.

Risk: foreign exchange rate exposure	Base scenario Dec. 31, 2012	“Probable” scenario	“Possible” scenario: FX depreciation 25%	“Remote” scenario: FX depreciation 50%
US dollar
Loans and financings (Note 19)	489,789	491,227	614,034	736,841
Suppliers (Itaipu Binacional)	219,162	219,805	274,756	329,708
(—) Contracted hedges and swaps	(19,414)	(19,471)	(24,339)	(29,207)
	689,537	691,561	864,451	1,037,342
Euro
Loans and financings (Note 19)	38,206	37,185	46,481	55,777
(—) Contracted hedges and swaps	4,295	4,606	4,684	4,762
	42,501	41,791	51,165	60,539
Net liabilities exposed	732,038	733,352	915,616	1,097,881
Net effect of exchange rate variation		1,314	183,578	365,843

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 216,816 (R$ 207,489, on December 31, 2011).

In relation to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from net liabilities indexed to the Selic and CDI rates, as follows:

	Consolidated
Exposure to domestic interest rate changes	2012	2011
Assets
Cash equivalents — Short-term investments (Note 6)	2,328,910	2,704,600
Securities (Note 7)	1,719,554	358,987
Linked funds	132,495	3,386
	4,180,959	3,066,973
Liabilities
Loans, financings and debentures — CDI (Note 19)	(7,569,832)	(9,274,474)
Loans, financings and debentures — TJLP (Note 19)	(2,087,568)	(1,991,435)
Contracted interest rate hedges and swaps	(750,000)	(750,000)
	(10,407,400)	(12,015,909)
Net liabilities exposed	(6,226,441)	(8,948,936)

Interest rate sensitivity analysis

In estimating risk related to the most important interest rates, the Company and its subsidiaries estimate that in a “probable” scenario, on December 31, 2013 the Selic rate and the TJLP Long-term Interest Rate will be, respectively, 7.25% and 5%.  The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to the “probable” scenario, naming these scenarios “possible” and “remote”, respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s basic, optimistic and pessimistic scenarios, based on opinions from its financial consultants, as described in the Hedging Policy.

	Dec. 31, 2012	December 31, 2013
Risk — Increase in Brazilian domestic interest rates	Book value	“Probable” scenario Selic 7.25% TJLP 5.00%	“Possible” scenario Selic 9.06% TJLP 6.25%	“Remote” scenario Selic 10.88% TJLP 7.50%
Assets
Short-term investments (Note 6)	2,328,910	2,497,756	2,539,909	2,582,295
Securities (Note 7)	1,719,554	1,844,222	1,875,346	1,906,641
Linked funds	132,495	142,101	144,499	146,910
	4,180,959	4,484,079	4,559,754	4,635,846
Liabilities
Loans and financings — CDI (Note 19)	(7,569,832)	(8,118,645)	(8,255,659)	(8,393,430)
Loans and financings — TJLP (Note 19)	(2,087,568)	(2,191,946)	(2,218,041)	(2,244,136)
Contracted interest rate hedges and swaps	(750,000)	(802,200)	(815,232)	(831,600)
	(10,407,400)	(11,112,791)	(11,288,932)	(11,469,166)
Net liabilities exposed	(6,226,441)	(6,628,712)	(6,729,178)	(6,833,320)
Net effect of variation in interest rate		(402,271)	(502,737)	(606,879)

Risk of increase in inflation

The Company is exposed to the risk of increase in inflation, on December 31, 2012.  This exposure is as a result of the net liabilities indexed to the variation of the IPCA index and the IGP-M index, as shown below:

Exposure to increase in inflation	2012	2011
Assets
Financial assets of the concession — IGP-M (Note 13)	5,585,254	—

Liabilities
Loans, financings and debentures — IPCA index (Note 19)	(3,896,635)	(2,249,647)
Loans, financings and debentures — IGP—M index (Note 19)	(466,699)	(443,018)
	(4,363,334)	(2,692,665)

Net assets (liabilities) exposed	1,221,920	(2,692,665)

Interest rate sensitivity analysis

In estimating risk related to the most important interest rates, the Company estimates that in a “probable” scenario, on December 31, 2013 the IPCA rate and the IGP-M will be, respectively, 5.42% and 5.21%.   The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the “probable” scenario, naming these the “possible” and “remote” scenarios, respectively.

	Dec. 31, 2012	December 31, 2013
Risk: increase in inflation	Book value	“Probable” scenario IPCA 5.42% IGP—M 5.21%	“Possible” scenario IPCA + 6.78% IGP—M 6.51%	“Remote” scenario IPCA + 8.13% IGP—M 7.82%
Assets
Financial assets of the concession — IGP-M (Note 13)	5,585,254	5,876,246	5,948,854	6,022,021

Liabilities
Loans, financings and debentures — IPCA index (Note 19)	(3,896,635)	(4,107,833)	(4,160,827)	(4,213,431)
Loans, financings and debentures — IGP—M index (Note 19)	(466,699)	(491,014)	(497,081)	(503,195)
	(4,363,334)	(4,598,847)	(4,657,908)	(4,716,626)

Net assets exposed	1,221,920	1,277,399	1,290,946	1,305,395
Net effect of variation in IPCA index		55,479	69,026	83,475

Liquidity risk

Cemig has sufficient cash flow to cover its cash requirements related to its operational activities.

The Company manages liquidity risk with a group of methodologies, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

In its liquidity risk management, CEMIG performs continuous, conservative monitoring of its cash flows from a budget-based perspective. Each month, the Company prepares both a 12-month forecast of the monthly activity for each subsidiary, and a 180-day forecast of the daily activity for each subsidiary in order to monitor its liquidity.

Short-term investments similarly follow rigid principles, established in the Investment Policy: up to 20% of the funds are in exclusive private credit investment funds, without market risk, and the remainder is invested directly in bank CDBs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on the transactions through rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The flow of payments of the Company’s obligations, under Loans, financings and debentures, for floating and fixed rates, including the interest specified in contracts, is shown in the table below:

Consolidated	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total

- Floating rates
Loans, financings and debentures	615,520	350,589	3,514,146	9,199,228	5,508,202	19,187,685
Concessions payable	1,692	5,003	13,075	66,952	163,453	250,175
Debt agreed with pension fund (Forluz)	8,186	16,487	75,743	458,533	948,509	1,507,458
	625,398	372,079	3,602,964	9,724,713	6,620,164	20,945,318
- Fixed rate
Loans, financings and debentures	3,393	8,587	876,252	129,163	233,135	1,250,530
Suppliers	1,735,462	—	—	—	—	1,735,462
	1,738,855	8,587	876,252	129,163	233,135	2,985,992
	2,364,253	380,666	4,479,216	9,853,876	6,853,299	23,931,310

Holding company	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	—	1,099,291	20,040	—	—	1,119,331
Debt agreed with pension fund (Forluz)	403	811	3,727	22,560	46,667	74,168
	403	1,100,102	23,767	22,560	46,667	1,193,499

- Fixed rate
Suppliers	12,338	—	—	—	—	12,338
	12,741	1,100,102	23,767	22,560	46,667	1,205,837

Credit risk

The risk resulting from losses on doubtful receivables for Cemig and its subsidiaries is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears.

The allowance for doubtful debtors constituted in 2012, considered to be adequate in relation to the credits receivable and in arrears by the Company and its subsidiaries and jointly-controlled subsidiaries, was R$ 315,201.

In relation to the risk of losses arising from insolvency of the financial institutions at which the Company, its subsidiaries or jointly-controlled subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, in which each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies. The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have the characteristics of fixed income, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into (a) direct purchases of securities (own portfolio) and (b) two investment funds, which hold approximately 20% of the total portfolio. These investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments of the Company’s own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.              Rating by two risk rating agencies;

2.              Stockholders’ equity greater than R$ 400 million;

3.              Basle ratio above 12.

Banks exceeding these thresholds are classified in three groups, by the value of their Stockholders’ equity. From this classification as a starting point, limits of concentration by group and by institution are established:

Group	Stockholders’ equity	Concentration	Limit per bank (% of Stockholders’ equity)**
A1	Over R$3.5 billion	Minimum 80%	7.0%
A2	R$ 1.0billion to R$ 3.5billion	Maximum 20%	Between 2.8% and 7.0%
B	R$ 400million to R$ 1.0 billion	Maximum 20%	Between 1.6% and 4.2%

**          The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

As well as these points, Cemig also establishes the following concentration limits:

1.              No bank may have more than 30% of the Group’s portfolio.

2.              No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The Company, and its subsidiaries and jointly-controlled subsidiaries, have contracts for loans and financings with restrictive financial covenant clauses normally applicable to these types of transaction, related to complying with economic and/or financial indices, cash flow and other indicators. Non-compliance with these covenants could result in early maturity of debts.

On December 31, 2012, some of the restrictive covenants of Cemig had not been complied with.  The Company is in the process of obtaining waivers from the creditors so that immediate or early payment of the amounts owed up to December 31, 2012 is not demanded.

The company expects to obtain the consents, but since this will take place after December 31, 2012, the contracts of which the covenants were not complied with are recognized in Current liabilities. The amount transferred to Current liabilities as a result of the covenant clauses not complied with was R$ 1,206,091.

The Company has not suffered any significant negative impact as a result of events related to the risks described above.

b) Financial instruments — Derivatives

The Company and its subsidiaries and jointly-controlled subsidiaries use derivative financial instruments to protect their operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes.

The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. On December 31, 2012 the net result of the gains and losses on these transactions was a gain of R$ 27,588 (gain of R$ 16,120 on December 31, 2011), recorded in Financial revenue (expenses).

The Company has a Financial Risks Management Committee, which was created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect its liquidity and profitability. The Committee implements action plans to set guidelines for proactive operation in the environment of financial risks.

The Company has derivatives contracted by its indirect subsidiary Unisa, a jointly-controlled subsidiary of Taesa.  The purpose of contracting these derivatives is to protect its operations against the risks of fluctuations in exchange rates. The Company does not use derivatives for speculative purposes.

Through the operations contracted by Unisa, the Company is exposed to the variation in the exchange rate due to the financings with the Inter-American Development Bank (part of which are indexed to a basket of currencies) and with the same bank, indexed to the US dollar. To mitigate the effects of exchange rate variation, Unisa used derivative hedging instruments and contracted purchase options during the year.

Through the indirect jointly-controlled company Madeira, the Company had a cash flow hedge, which was redeemed in full in 2012.

Derivatives designated as “cash flow hedges”, and which qualify for hedge accounting, are required to be duly documented for this purpose.  The Company considers instruments that offset between 80% and 125% of the change in price of the item for which the hedge protection was contracted, to be highly effective.

The Company has derivative instruments contracted by its subsidiary Light. The purpose of contracting these derivatives is to protect its operations against the risks of fluctuations in exchange rates. The Company does not use derivatives for speculative purposes. Considering that part of the loans and financings of the indirect subsidiary Light SESA is denominated in foreign currency, Light uses derivative financial instruments (swaps) for protection of the servicing associated with those debts (principally interest and fees) becoming due in up to 24 months as well as the rate swaps previously mentioned.

Method of calculation of the fair value of positions

The fair value of cash investments has been calculated taking into consideration the market values of each security, or market information available to perform such a calculation, and the future interest rates and foreign exchange rates applying to similar securities. The market value of the security represents its value at maturity, discounted to present value using the factor obtained from the market yield curve, in Reais.

The table below shows the Company’s derivative instruments contracted by the subsidiaries Cemig Distribuição and Madeira Energia as of December 31, 2012.

								Unrealized loss				Accumulated effect
				Value of principal contracted				Amount according to contract		Fair value		Amount received	Amount paid
Cemig’s right	Cemig’s obligation	Maturity period	Trading market	2012		2011 Reclassified		2012	2011 Reclassified	2012	2011 Reclassified	2012	2012
Cemig D
US$ FX rate + 5.58% p.a. to 7.14% p.a.	R$ 100% of CDI 1.5% to 3.01% p.a.	April 2009 To June 2013	Over-the-counter	US$	8,168	US$	17,226	(23,888)	(47,611)	(23,823)	(48,351)	—	(24,710)
11.47% p.a.	96% of CDI	Maturity May 10, 2013	Over-the-counter	R$	600,000	R$	600,000	32,153	7,580	44,268	22,587	—	—
Cemig Geração e Transmissão S.A.
Madeira Energia SA
R$ IGP-M index	R$ 5.86% Fixed rate	December 2012	Over-the-counter	—		R$	120,000	—	618	—	618	1,863	—
Euro	Future price of Euro	February 2012	Option	—		R$	2,375	—	3	—	3	—	—

Taesa
ATE II Transmissora de Energia (*)
6M Libor + Over Libor	USD	November 2022	Swap	42,160		27,561		144	(216)	144	(216)	144	—
6M Libor + Over Libor	USD	November 2018	Swap	4,632		3,028		3	(18)	3	(18)	3	—

ATE III Transmissora de Energia (*)
Libor6M + Over Libor	USD	May 2020	Swap	59,946		39,188		89	(124)	89	(124)	89	—
BRL	USD	November 2012	Option	4,699		3,072		183	470	183	470	183	—
BRL	USD	May 2013	Option	4,939		3,229		—	511	—	511	—	—
BRL	USD	May 2012	Option	—		2,743		—	112	—	112	—	—

Light
101.9% of CDI + (TJLP — 6%)	0.85% + CDI	October 2012	Swap	R$	150,000	R$	150,000	98	57	1,268	62	—	—
US$ + range 2.20% to 3.58%	100% of CDI	Sep. 2012 to Apr. 2014	Swap	US$	10,207	US$	9,427	534	(16)	602	(10)	—	—
Libor + 2.5294%	100% of CDI + 0.65%	October 2014	Swap	U$	50,000	U$	50,000	4,746	1,562	5,377	1,172	—	—
Euro + 4.6823%	100% of CDI + 1.30%	October 2014	Swap		€34,969		€34,969	3,115	(313)	4,295	(317)	—	—
US$ + Libor + 1.66%	100% of CDI + 1.00%	Feb. 2017 to Feb. 18	Swap	US$	179,997	—		71	—	(1,991)	—	—	—
								17,248	(37,385)	30,415	(23,501)	2,282	(24,710)

(*) Companies controlled by Taesa.

(1)              The amounts shown give the part of the transaction proportional to Cemig GT’s equity interest.

(2)              The fair values show a gain for the Company.

(3)              Amounts in R$ ‘000.

(4)              Amount received is the total for the period.

The counterparties of the derivatives transactions are the banks Bradesco, Itaú, HSBC, Citibank, Bank of America, BILLIONP Paribas and Banco Santander — ABILLION. The contracts are exchange rate and indexor swaps.

Interest rate sensitivity analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate. Based on opinions of its financial consultants, the Company estimates that, in a “Probable” scenario, on December 31, 2013 the CDI rate will be 7.25%, and the US dollar will have appreciated against the Real by 0.29% (to R$ 2.050/US$).

The Company has performed a sensitivity analysis to demonstrate the adverse financial effects on its profit that would occur in scenarios assuming increases in the Selic rate, and exchange rate depreciation, of 25% and 50% in relation to December 31, 2012 — designating these scenarios as “Possible” and “Remote,” respectively.

In these “Possible” and “Remote” scenarios, the CDI rate at December 31, 2013, would be: 9.06% and 10.88%, respectively.

a)             Risk of variation of the CDI rate in relation to variation in the US dollar

	Balance on Dec. 31, 2012	“Probable” scenario 7.25%	“Possible” scenario 9.06%	“Remote” scenario 10.88%
Risk — Increase in Brazilian domestic interest rates
Contracts updated at 100,00% of CDI rate	23,823	25,550	25,981	26,415
Net effect of variation in CDI rate		(1,727)	(2,158)	(2,592)

Risk: Increase in US$ exchange rate
Contracts updated at 100,00% of CDI rate	23,823	23,893	29,866	35,840
Net effect of variation of US$		70	6,043	12,017
Net effect		(1,657)	3,885	9,425

b)             Risk of variation of the CDI rate in relation to a fixed rate of 11.47% p.a.

Risks of variation of the CDI rate, in relation to the Base Scenario

	Balance on Dec. 31, 2012	“Probable” scenario	Possible” scenario	“Remote” scenario
Risk — Increase in Brazilian domestic interest rates
Contracts updated at 96% of CDI rate	600,000	641,760	652,186	662,669
Net effect of variation in CDI rate		(41,760)	(52,186)	(62,669)

Risk: Fixed interest rate
Contracts updated at 11.47% p.a.	600,000	668,820	668,820	668,820
Net effect of variation in interest rate		(68,820)	(68,820)	(68,820)

Net effect		27,060	16,634	6,151

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

c)              Capital management

This table gives the ratio of net debt to Adjusted Capital at the end of the period:

	2012	2011
Total liabilities	28,729,052	25,263,935
(—) Cash and cash equivalents	(2,485,810)	(2,862,490)
(—) Linked funds	(132,495)	(3,386)
Net liabilities	26,110,747	22,398,059

Total of Stockholders’ equity	12,044,062	11,744,948
Net debt / Adjusted Capital	2.17	1.91

29.            MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it prioritizes the inputs used in measuring into three broad levels, as follows:

•                  Level 1: Active market — Quoted price: A financial instrument is considered to be quoted on an active market if the quoted prices are promptly and regularly made available by an exchange or by an organized over-the-counter market, or by traders, brokers, a market association, entities whose purpose is to publish prices, or regulatory agencies, and provided that these prices represent market transactions that occur regularly in arm’s length transactions between independent parties.

•                  Level 2: No active market — Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

•                  Level 3: No active market — Securities: Fair value of investments in securities for which there are no prices quoted on an active market, and of derivatives linked to them which are to be settled by delivery of unquoted securities. The fair value is determined based upon generaly accepted valuation techniques, mainly related to discounted cash flow analysis.

This is a summary of the instruments that are measured at fair value:

		Fair value at December 31, 2012
Item	Balance at December 31, 2012	Active market — quoted price (Level 1)	No active market — Valuation technique (Level 2)	No active market — Equity security (Level 3)
Assets
Securities
Bank certificates of deposit	684,994	—	684,994	—
Treasury Financial Notes (LFTs)	45,919	—	45,919	—
National Treasury Notes (NTNs)	—	—	—	—
Financial Notes — Banks	224,849	—	224,849	—
Fixed income market	—	—	—	—
Others	116,805	—	116,805	—
	1,072,567	—	1,072,567	—

Linked funds	132,495	—	132,495	—
Swap contracts	31,734	—	31,734	—
Financial assets of the concession	5,585,254	—	—	5,585,254
	5,749,483	—	164,229	5,585,254
Liabilities
Swap contracts	(1,319)	—	(1,319)	—

Method of calculation of the fair value of positions

Financial assets of the concession Measured at New Replacement Value (VNR), equivalent to fair value, according to criteria established in regulations made by the Grantor based on the value of the assets in service belonging to the concession and which will be reversible at the end of the concession.

The Company recorded the financial assets of the concession at fair value at December 31, 2012.   Hence there are no movements in terms of the Profit and loss account, other than those stated in Note 4 to the financial statements.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future fixed-income market and FX rates applicable to similar securities. The market value of the security is its maturity value discounted to present value by the discount factor obtained from the market yield curve, in Reais.

Swap contracts: The criterion for marking derivative instruments to market consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new transaction. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their indexor. A swap contract based on the CDI (Interbank Certificate of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this indexor by the market on the measurement date. Pricing of the dollar side of the Swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

30.            INSURANCE

Cemig and its subsidiaries and jointly-controlled subsidiaries maintain insurance policies to cover damages to certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

Assets	Cover	Period of cover	Amount insured	Annual premium
Cemig, Cemig D and Cemig GT
Air transport — Aircraft	Fuselage	Apr. 29, 2012 to Apr. 29, 2013	US$13,907	US$204
	Third party	Apr. 29, 2012 to Apr. 29, 2013	US$24,000
Stores, building facilities and telecoms equipment	Fire	Nov. 8, 2012 to Nov. 8, 2013	R$ 939,301	R$ 237
Operational risk — generators, rotors, and power equipment	Total	Dec. 7, 2012 to Dec. 7, 2013	R$ 1,832,370(1)	R$ 2,385

Light
Chief Officers and Board members	Total	Oct. 8, 2012 to Oct. 8, 2013	R$ 40,350	R$ 158
General third party liability	Total	Sep. 9, 2012 to Sep. 9, 2013	R$ 20,000	R$ 855
Operational risk	Total	Oct. 31, 2012 to Oct. 31, 2013	R$ 4,881,192 (2)	R$ 1,856

Taesa
Operational risk — substations, stores, institutional buildings (*)	Total (3)	Aug. 19, 2012 to Aug. 19, 2013	R$ 932,678	R$ 700
Operational risk — substations, stores, institutional buildings (**)	Total (3)	Dec. 13, 2012 to Dec. 13, 2013	R$ 1,887,181	R$ 1,257
Electricity generation and distribution companies (Concession holders or not) (*)	Third party liability	Aug. 19, 2012 to Aug. 19, 2013	MIL R$ 10,000	R$ 36
Electricity generation and distribution companies (Concession holders or not) (**)	Third party liability	Dec. 13, 2012 to Dec. 13, 2013	MIL R$ 10,000	R$ 82
Chief Officers and Managers (***)	Third party liability	Aug. 18, 2012 to Aug. 18, 2013	MGL R$ 10,000	R$ 20
Vehicles (****)	105% of Fipe Table	Aug. 19, 2012 to Aug. 19, 2013	—	R$ 320

Madeira
Guarantee — Performance Bond	Obligations arising from the concession contract	Mar. 7, 2008 to Oct. 11, 2016	R$ 162,500	R$ 20,227
Engineering operational risk — Construction, installation, assembly	Total	Nov. 11, 2008 to Nov. 3, 2016	Various (3)	R$ 134,996

Maintenance / Guarantee	Special / All Risks for equipment under the period of maintenance / guarantee (6)	Nov. 3, 2011 to Nov. 30, 2017	R$ 4,514,745	R$ 25,916
Multi-risk Comprehensive	Storage warehouse of permanent materials	Sep. 26, 2012 to Sep. 26, 2013	R$ 65,103	R$ 73
Third party — Works — 2nd Layer	Third Party Works / Cross liability and Employer (7)	Apr. 6, 2012 to Apr. 6, 2015	R$ 60,000	R$ 372
Transport — Inside Brazil	Damage to goods and merchandise during transport, including DSU (8)	Jan. 31, 2010 to Dec. 31, 2015	R$ 3,176,314	R$ 2,137
Transport — International	Damage to goods and merchandise during transport, including DSU (9)	Jan. 31, 2010 to Dec. 31, 2015	USD 309,750	USD 363
Third party — Operations — Electricity concessions	Damage to third parties due to operations of hydro plant complex	Dec. 31, 2011 to Dec. 31, 2012	R$ 50,000	R$ 552
Third party — Directors and Managers (D&O)	Cross liability attributed to Chief Officers and Managers	Aug. 15, 2012 to Aug. 15, 2013	R$ 50,000	R$ 125

(1)	The maximum indemillionity limit (MIL) is R$ 170,000.
(2)	The maximum indemillionity limit (MIL) is R$ 300,000.
(3)

R$ 10,000 for Third Party Liability, R$ 12,718,975 for Engineering Risks — All Risks, R$ 1,630,155 for ALOP (Loss of revenue for delay of works, due to claim for material damages), R$ 2,928,749 for Operational Risks: all the permanent service contracts of the plant.

(4)	Amounts included only of the concessions NVT, TSN, ETEO and the company Taesa.
(5)	Amounts including Taesa, NTE, Brasnorte and ETAU.
(6)	The maximum indemillionity limit (MIL) is R$ 20 million, except for a policy of R$ 231 million of the subsidiary NTE which is R$ 50 million.
(7)	The maximum indemillionity limit (MIL) is R$ 50 million.
(*)	Amounts included only of the concessions NVT, TSN, ETEO, NTE, BRASNORTE, ETAU and the company Taesa.
(**)	Amounts included of ATE, ATE II, ATE III and STE.
(***)	Taesa
(****)	Amounts included of TSE, NVT, ETEO and BRASNORTE.

Cemig does not have general third-party liability insurance covering accidents, except for its aircraft, and is not seeking proposals for this type of insurance. Additionally, Cemig has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities such as earthquakes, floods, systemic failures or interruption of business.

Cemig has not suffered significant losses arising from the above-mentioned risks.

31.           CONTRACTUAL OBLIGATIONS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for the construction of new projects, and purchase of electricity from Itaipu and other sources, as shown in this table:

	2013	2014	2015	2016	2017	After 2017	Total
Loans and financings	5,912,346	2,415,726	1,703,318	1,154,719	1,655,603	3,328,598	16,170,310
Purchase of electricity from Itaipu	970,559	987,811	984,382	947,985	962,996	32,526,764	37,380,497
Transport of electricity from Itaipu	27,248	24,561	25,927	25,988	28,785	1,464,731	1,597,240
Purchase of electricity at auctions	2,248,795	2,102,150	2,210,399	2,325,517	2,422,252	63,180,091	74,489,204
Quotas under Provisional Measure 579/2012	334,163	214,985	785,129	736,021	684,104	36,185,497	38,939,899
Other electricity purchase contracts	1,931,805	1,976,670	1,666,778	1,572,917	2,030,629	41,265,737	50,444,536
Debt to pension plan — Forluz	51,227	54,301	57,559	61,012	64,673	526,098	814,870
Total	11,476,143	7,776,204	7,433,492	6,824,159	7,849,042	178,477,516	219,836,556

32.           FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT DECEMBER 31, 2012

ITEM	HOLDING	CEMIG GT	CEMIG D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATION / TRANSFERS	TOTAL

ASSETS	17,056,346	16,234,970	11,640,874	3,068,310	1,411,665	937,528	421,795	179,106	145,921	1,626,636	(11,950,037)	40,773,114
Cash and cash equivalents	1,057,122	825,362	190,233	103,071	44,140	19,414	31,873	6,632	3,421	204,542	—	2,485,810
Accounts receivable	—	677,673	1,887,991	456,784	36,294	73,955	—	4,903	3,827	134,230	(77,198)	3,198,459
Securities — cash investments	34,990	1,420,230	100,861	1,903	—	3,773	46,583	14,080	7,195	89,939	—	1,719,554
Taxes	452,122	250,198	1,360,886	304,778	4,707	64,029	33,622	500	59	83,990	—	2,554,891
Other assets	3,256,399	362,174	1,564,351	153,174	73,338	167,539	44,813	4,052	414	79,911	(608,589)	5,097,576
Investments / Fixed / Intangible / Financial Assets of Concession	12,255,713	12,699,333	6,536,552	2,048,600	1,253,186	608,818	264,904	148,939	131,005	1,034,024	(11,264,250)	25,716,824

LIABILITIES	17,056,346	16,234,970	11,640,874	3,068,310	1,411,665	937,528	421,795	179,106	145,921	1,626,636	(11,950,037)	40,773,114
Suppliers and supplies	12,338	291,377	1,116,600	224,896	32,305	42,765	10,593	1,096	4,670	63,721	(64,899)	1,735,462
Loans, financings and debentures	1,102,721	8,140,323	4,609,630	1,216,137	398,512	172,370	143,031	—	—	387,586	—	16,170,310
Interest on Equity, and dividends	3,478,810	310,901	119,947	19,493	8,737	21,774	—	6,611	3,802	21,346	(512,611)	3,478,810
Post-retirement liabilities	104,485	444,789	1,412,937	285,562	—	—	—	—	—	70,240	—	2,318,013
Taxes	60,119	917,498	944,005	200,719	159,170	27,915	10,461	44,688	1,122	84,028	197,641	2,647,366
Other liabilities	253,811	635,101	974,606	270,615	43,073	191,101	9,734	2,813	2,126	100,941	(104,830)	2,379,091
Stockholders’ equity	12,044,062	5,494,981	2,463,149	850,888	769,868	481,603	247,976	123,898	134,201	898,774	(11,465,338)	12,044,062

PROFIT AND LOSS ACCOUNT
Net operational revenue	334	5,424,070	9,503,792	2,090,617	338,722	625,167	136,151	54,795	40,485	785,185	(538,943)	18,460,375
Operational costs and expenses	(519,246)	(2,428,438)	(9,007,115)	(1,803,135)	(76,934)	(573,472)	(118,153)	(13,651)	(23,794)	(613,999)	538,943	(14,638,994)
Electricity bought for resale	—	(728,807)	(4,179,651)	(1,037,509)	—	—	—	(648)	(9,573)	(266,766)	271,682	(5,951,272)
Charges for the use of the national grid	—	(269,269)	(794,333)	(142,926)	—	—	—	—	(2,933)	(39,907)	238,772	(1,010,596)
Gas purchased for resale	—	—	—	—	—	(495,114)	—	—	—	—	—	(495,114)
Construction cost	—	(118,320)	(1,228,483)	(174,449)	(39,408)	(24,856)	—	—	—	(44,678)	—	(1,630,194)
Personnel	(33,910)	(311,505)	(830,118)	(76,535)	(11,099)	(21,200)	(38,885)	(1,341)	(1,472)	(34,731)	—	(1,360,796)
Employee profit shares	(12,661)	(63,289)	(164,186)	—	—	—	(1,477)	(274)	(136)	(1,632)	—	(243,655)
Post-retirement liabilities	(10,111)	(29,992)	(93,888)	—	—	—	—	—	—	—	—	(133,991)
Materials	(182)	(18,819)	(52,396)	(6,665)	380	(1,002)	(178)	(220)	(326)	(3,127)	—	(82,535)
Outsourced services	(22,451)	(217,506)	(695,245)	(108,949)	(14,436)	(8,249)	(22,338)	(2,468)	(3,176)	(60,366)	27,706	(1,127,478)
Royalties for use of water resources	—	(179,499)	—	—	—	—	—	(2,107)	(1,276)	(3,502)	—	(186,384)
Depreciation and amortization	(330)	(356,986)	(392,634)	(100,874)	(7,194)	(19,827)	(36,050)	(5,522)	(4,267)	(76,872)	—	(1,000,556)
Operational provisions	(400,613)	1,821	(269,014)	(94,707)	—	(147)	(258)	63	14	(18,965)	—	(781,806)
Other expenses, net	(38,988)	(136,267)	(307,167)	(60,521)	(5,177)	(3,077)	(18,967)	(1,134)	(649)	(63,453)	783	(634,617)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(518,912)	2,995,632	496,677	287,482	261,788	51,695	17,998	41,144	16,691	171,186	—	3,821,381
Gain on dilution of interest in jointly-controlled subsidiaries	—	259,325	—	4,147	—	—	—	—	—	1,021	—	264,493
Equity gain (loss) in subsidiaries	—	(2,854)	—	(336)	—	—	—	—	—	(82)	—	(3,272)
Financial revenue	2,476,610	258,054	289,083	51,976	4,478	31,476	10,767	1,233	1,106	85,456	—	3,210,239
Financial expenses	(137,282)	(897,834)	(573,955)	(171,857)	(41,371)	(12,415)	(13,182)	(398)	(90)	(109,531)	—	(1,957,915)
Profit before income tax and Social Contribution tax	1,820,416	2,612,323	211,805	171,412	224,895	70,756	15,583	41,979	17,707	148,050	—	5,334,926
Income tax and Social Contribution tax	(119,019)	(632,213)	(312,937)	(55,258)	(36,714)	(14,370)	(3,626)	(14,159)	(1,670)	(314,127)	—	(1,504,093)
Deferred income tax and Social Contribution tax	(68,335)	(60,625)	292,497	9,301	7,869	(477)	(2,080)	1,130	(26)	261,598	—	440,852
Profit (loss) for the period	1,633,062	1,919,485	191,365	125,455	196,050	55,909	9,877	28,950	16,011	95,521	—	4,271,685

FINANCIAL STATEMENTS SEPARATED BY COMPANY: DECEMBER 31, 2011 RECLASSIFIED

ITEM	HOLDING	CEMIG GT	CEMIG D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATION / TRANSFERS	TOTAL

ASSETS	14,465,005	15,493,240	10,457,953	2,905,653	1,421,223	852,534	419,933	174,433	147,038	1,428,981	(10,757,110)	37,008,883
Cash and cash equivalents	226,695	1,550,033	527,296	201,551	32,627	44,597	83,757	9,786	8,479	177,669	—	2,862,490
Accounts receivable	—	634,687	1,923,093	438,429	37,277	166,255	—	5,185	3,605	134,896	(174,040)	3,169,387
Securities — cash investments	180,000	170,492	5,000	1,932	—	—	—	—	—	1,563	—	358,987
Taxes	520,901	287,612	927,168	243,527	12,899	67,135	35,944	498	57	66,568	—	2,162,309
Other assets	1,540,506	334,520	1,253,583	162,509	47,844	29,516	31,522	4,295	77	74,069	528,346	4,006,787
Investments / Fixed / Intangible / Financial Assets of Concession	11,996,903	12,515,896	5,821,813	1,857,705	1,290,576	545,031	268,710	154,669	134,820	974,216	(11,111,416)	24,448,923

LIABILITIES	14,465,005	15,493,240	10,457,953	2,905,653	1,421,223	852,534	419,933	174,433	147,038	1,428,981	(10,757,110)	37,008,883
Suppliers and supplies	12,059	177,140	753,131	197,342	8,143	37,334	9,565	1,114	1,627	58,508	(66,115)	1,189,848
Loans, financings and debentures	1,030,227	8,347,940	3,511,222	1,085,267	405,798	131,225	97,617	—	—	349,776	819,997	15,779,069
Interest on Equity, and dividends	1,243,086	—	109,215	19,219	14,043	22,359	7,225	2,405	—	22,160	(196,626)	1,243,086
Post-retirement liabilities	99,951	438,452	1,392,792	285,692	—	—	—	—	—	70,272	—	2,287,159
Taxes	35,740	840,217	1,002,282	203,306	207,146	32,278	9,686	44,985	1,311	51,233	—	2,428,184
Other liabilities	298,994	603,415	1,032,848	275,225	31,785	184,347	7,931	2,358	2,001	97,918	(200,233)	2,336,589
Stockholders’ Equity	11,744,948	5,086,076	2,656,463	839,602	754,308	444,991	287,909	123,571	142,099	779,114	(11,114,133)	11,744,948

PROFIT AND LOSS ACCOUNT
Net operational revenue	347	4,531,609	8,510,128	1,810,052	276,652	457,678	125,780	49,640	38,758	439,949	(491,877)	15,748,716
Operational costs and expenses	(92,338)	(2,116,103)	(7,280,542)	(1,591,986)	(54,853)	(383,144)	(104,319)	(13,325)	(34,437)	(265,490)	491,877	(11,444,660)
Electricity bought for resale	—	(582,990)	(2,936,029)	(874,150)	—	—	—	(932)	(947)	(112,547)	229,615	(4,277,980)
Charges for the use of the national grid	—	(244,597)	(671,651)	(123,567)	—	—	—	(4)	(2,996)	(24,927)	237,718	(830,024)
Gas purchased for resale	—	—	—	—	—	(329,105)	—	—	—	—	—	(329,105)
Construction cost	—	(92,396)	(1,175,319)	(207,113)	(23,399)	—	—	—	—	(31,042)	—	(1,529,269)
Personnel	(37,128)	(300,119)	(766,720)	(64,464)	(9,837)	(18,996)	(28,206)	(1,214)	(1,341)	(20,626)	—	(1,248,651)
Employee profit shares	(14,987)	(54,987)	(148,298)	—	—	—	(2,005)	(207)	(120)	(457)	—	(221,061)
Post-retirement liabilities	(8,435)	(27,784)	(87,331)	(120)	—	—	—	—	—	(30)	—	(123,700)
Materials	(222)	(23,203)	(64,431)	(6,692)	379	(1,250)	(385)	(255)	(222)	(1,471)	—	(97,752)
Outsourced services	(12,962)	(163,792)	(680,887)	(106,654)	(14,701)	(6,289)	(21,226)	(2,671)	(2,555)	(37,811)	18,721	(1,030,827)
Royalties for use of water resources	—	(147,531)	—	—	—	—	—	(2,062)	(1,175)	(3,211)	—	(153,979)
Depreciation and amortization	(370)	(380,564)	(383,714)	(104,537)	(2,513)	(22,129)	(35,175)	(5,434)	(25,659)	(22,574)	—	(982,669)
Operational provisions	1,892	(12,177)	(161,437)	(78,357)	—	—	(1,040)	146	976	(7,614)	—	(257,611)
Other expenses, net	(20,126)	(85,963)	(204,725)	(26,332)	(4,782)	(5,375)	(16,282)	(692)	(398)	(3,180)	5,823	(362,032)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(91,991)	2,415,506	1,229,586	218,066	221,799	74,534	21,461	36,315	4,321	174,459	—	4,304,056
Gain on dilution of interest in jointly-controlled subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—
Equity gain (loss) in subsidiaries	2,466,638	(744)	—	—	—	—	—	—	—	—	(2,466,638)	(744)
Financial revenue	173,469	276,528	310,349	45,471	16,985	25,730	10,712	1,507	1,320	132,924	—	994,995
Financial expenses	(113,891)	(938,550)	(526,462)	(162,685)	(33,558)	(11,885)	(13,311)	(336)	21,278	(185,866)	—	(1,965,266)
Profit before income tax and Social Contribution tax	2,434,225	1,752,740	1,013,473	100,852	205,226	88,379	18,862	37,486	26,919	121,517	(2,466,638)	3,333,041
Income tax and Social Contribution tax	(143,287)	(469,016)	(354,647)	(27,338)	(34,394)	(20,160)	(5,566)	(12,814)	(1,617)	(42,612)	—	(1,111,451)
Deferred income tax and Social Contribution tax	124,512	(14,712)	61,145	7,454	8,364	—	4,776	1,194	(94)	1,221	—	193,860
Profit (loss) for the period	2,415,450	1,269,012	719,971	80,968	179,196	68,219	18,072	25,866	25,208	80,126	(2,466,638)	2,415,450

33.           CASH FLOW STATEMENT

The assent and liabilities related to acquisitions and dilutions of holdings in jointly-controlled subsidiaries, with the exception of Cash and cash equivalents, have been eliminated in the preparation of the cash flow statement.    These assets and liabilities are shown in Explanatory Note 14.

The Company has excluded from the cash flow statement the amount of R$ 403,162 retained by the State and passed through to the federal government, arising from the Settlement Agreement signed to settle the legal action between Cemig and the federal government.

34.           SUBSEQUENT EVENTS

a)        Debenture Issue by Cemig D

In March 2013, Cemig D (Distribution) completed its 3rd Debenture Issue — placing 2,160,000 non-convertible, unsecured debentures in three series, each with nominal unit value of R$ 1,000,00 (one thousand Reais) on the issue date (February 15, 2013), for a total of R$ 2.16 billion. The net proceeds from the issue were used for 100% redemption of the commercial Promissory Notes of Cemig D’s fifth and sixth issues, placed on January 13, 2012, for their nominal value, plus remuneratory interest, and to strengthen the Company’s working capital, 410,817 debentures were issued in the first series, 1,095,508 in the second series and 653,675 in the third series, with respective maturities of 5, 8 and 12 years from the issue date. The debentures of the first series carry remuneratory interest at the rate of CDI + 0.69% p.a. and the debentures of the second and third series will have their nominal unit value adjusted by the IPCA index (published by the IBGE) plus remuneratory interest of 4.70% p.a. and 5.10% p.a. respectively.

Cemig provided a surety guarantee for the 3rd debenture issue of Cemig D.

On February 1, 2013, the Company issued a Bank Credit Note (CCD) in favor of Banco do Brasil, in the amount of R$ 200 million, for use of the proceeds in purchase of electricity, with tenor of 720 days and annual interest of 99.5% of the CDI rate, guaranteed by duplicates of the Company’s trade bills.

b)        Transfer of control

Aneel Authorizing Resolution 3845 of January 15, 2013, published in the federal Official Gazette (Diário Oficial da União), Issue 12, of January 17, 2013, Section 1, Page 53, consented to (a) the stockholding restructuring of Taesa (jointly-controlled subsidiary of Cemig GT), through absorption of STE and ATE into Unisa, followed immediately by absorption of NTE and Unisa by Taesa, thus allowing transfer of the respective concessions of the absorbed companies, and (b) transfers of the control of ATE II and ATE III, formerly held by Unisa, to Taesa. The holders of the concessions have 120 (one hundred twenty) days for implementation of the transfers; 30 (thirty) days, after implementation, for presentation of documents of proof; and 60 (sixty) days to sign the Amendments to the related Concession Contracts affected by the transactions authorized.

c)         Acquisition of the interest held by Suzano in the Capim Branco Energia Consortium

On March 12, 2013 Cemig Capim Branco Energia S.A., a wholly-owned subsidiary, signed the final contract with Suzano Papel e Celulose S.A. and its subsidiaries (“Suzano”) for the sale of Suzano’s interest in the Capim Branco Energia Consortium, The total price agreed, subject to any adjustments, for Suzano’s 17.8947% interest in the Consortium is R$ 320 million.  Of this total, the percentage that pertains to Cemig Capim Branco, of 30.3030%, is approximately R$ 97 million.

d)        Approval of the Stockholding Restructuring with Taesa

Complementing the Material Announcement of May 17, 2012, on April 9, 2013, Aneel (National Electricity Agency) approved the transfer of stockholding control, to Transmissora Aliança de Energia Elétrica S.A. (Taesa), of the following companies holding electricity transmission concessions:

(1)               Transfer of direct stockholding control:

Empresa Catarinense de Transmissão de Energia S.A.	—	ECTE,
Empresa Regional de Transmissão de Energia S.A.	—	ERTE,
Empresa Norte de Transmissão de Energia S.A.	—	ENTE,
Empresa Paraense de Transmissão de Energia S.A.	—	ETEP,
Empresa Amazonense de Transmissão de Energia S.A.	—	EATE and
Empresa Brasileira de Transmissão de Energia S.A.	—	EBTE;

(ii)              Transfer of indirect stockholding control (by Cemig and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. — Cemig GT)

Sistema de Transmissão Catarinense S.A.	—	STC,
Lumitrans — Companhia Transmissora de Energia,
Empresa Santos Dumont de Energia S.A.	—	ESDE, and
Empresa de Transmissão Serrana	—	ETSE,

Final conclusion of the transfer of the assets in this Restructuring is still subject to consent from the financing banks, including in particular the Brazilian Development Bank (BNDES).

On the date of completion of the Restructuring, Taesa will disburse R$ 1,732 million, updated by the CDI rate from December 31, 2011, less dividends and/or Interest on Equity already declared, whether already paid or not.

e)              Result of the third tariff review of Cemig D (Distribution)

At a public meeting held on April 5, 2013 the Brazilian electricity sector regulator, Aneel (Agência Nacional de Energia Elétrica), published the result of the Third Tariff Review of Cemig D (Cemig Distribuição S.A.), which will result in positive repositioning of Cemig D’s tariffs. These tariffs will take effect from April 8, 2013. The average effect for consumers will be an increase of 2.99%. This effect comprises one part reflecting the revision per se, and one part comprising the associated financial components.

In this decision, Aneel is already applying the effects of Decree 7945/12, which governs the use of the funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to attenuate distributors’ costs of acquisition of electricity in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) as a result of the unfavorable hydrological conditions, which have led to the dispatching of thermal generation plants, and as a result to reduce the impact of the tariff adjustment, limiting it to 3%. The amount that exceeds this percentage will be passed through in a single payment, within 10 business days from the date of publication of the Aneel Homologating Resolution. The amount of these funds coming from the CDE will be reimbursed by consumers in up to 5 years, updated by the IPCA inflation index.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base was R$ 5,511,768, and the Gross Regulatory Remuneration Base was R$ 15,355,843.

f)               Increase of share capital of Cemig, with stock dividend

We hereby advise our stockholders that the Board of Directors, at its meeting held on March 26, 2013, decided to propose to the General Meeting of Stockholders to be held on April 30, 2013:

Approval of increase in the Share Capital, from R$ 4,265,091 to R$ 4,813,362, through issuance of 109,654,157 new shares, each with par value of R$ 5.00 (five Reais), through capitalization of R$ 548,271 from the Capital Reserve — Donations and Subsidies for Investments, with consequent distribution to the holders of preferred and common shares of a stock bonus of 12.854843355%, in new shares, of the same type as those held, each with par value of R$ 5.00 (five Reais).

All holders of shares on April 30, 2013 will be entitled to this benefit. The shares will trade “ex-” the right to the stock dividend on the day immediately following the date on which the said Meeting is held. The shares of the stock bonus will be credited on May 7, 2013 and will not have the right to the dividends proposed for the business year 2012.

* * * * * * * * * * * *

(The original is signed by:)

Djalma Bastos de Morais	Arlindo Porto Neto	Luiz Fernando Rolla
Chief Executive Officer	Deputy Chief Executive Officer	Chief Finance and Investor Relations Officer

Frederico Pacheco de Medeiros	Fernando Henrique Schüffner Neto	Luiz Henrique de Castro Carvalho
Chief Corporate Management Officer	Chief Business Development Officer	Chief Generation and Transmission Officer

Fuad Jorge Noman Filho	José Raimundo Dias Fonseca	José Carlos de Mattos
Chief Officer for the Gas Division	Chief Trading Officer	Chief Distribution and Sales Officer

Luiz Henrique Michalick		Maria Celeste Morais Guimarães
Chief Institutional Relations and Communication Officer		Chief Counsel

Leonardo George de Magalhães		Mário Lúcio Braga
Controller CRC-MG 53140		Accounting Manager Accountant — CRC-MG-47822

REPORT OF THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua Paraíba, 1122 20º e 21º andares 30130-141 - Belo Horizonte - MG Brasil Tel: +55 (31) 3269-7400 Fax: +55 (31) 3269-7470 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To Acionistas, Conselheiros e Administradores da

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte — MG

We have audited the accompanying individual and consolidated financial statements of Companhia Energética de Minas Gerais - CEMIG (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2012, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conduct our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

“Deloitte” refers to the limited company Deloitte Touche Tohmatsu Limited, established in the United Kingdom, and its network of member-firms, each one of which is a separate legal entity. See www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and of its member-firms.

© Deloitte Touche Tohmatsu.	All rights reserved.

accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais - CEMIG as at December 31, 2012, and its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energética de Minas Gerais - CEMIG as at December 31, 2012, and its consolidated financial performance and cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphases of matter

a.                    As described in Note 2.6(i) and 13, those assets intended for the electric power generation activity under the independent production regime are depreciated over their estimated useful lives, and the financial assets intended for the natural gas distribution activity have been determined by Management assuming the payment of indemnity by the respective concession grantor, considering the facts and circumstances mentioned in said notes to the financial statements. As new information or decisions by the regulatory agency or concession grantors are issued, the current depreciation term for such assets or the realization approach for financial assets may be changed. Our opinion regarding this matter is unqualified.

b.                    As described in Note . 1(a), the jointly-controlled subsidiary Madeira Energia S.A. and its subsidiary are incurring development costs on Santo Antônio hydroelectric power plant construction project. As at December 31, 2012, this jointly-controlled subsidiary’s property, plant and equipment balance, included in the Company’s consolidated financial statements, amounts to R$1,452,735 thousand. During this project development phase, the jointly-controlled subsidiary Madeira Energia S.A. has recorded recurring losses on operations and accounted for current liabilities in excess of current assets. As described in Note 1(a), Madeira Energia S.A.’s management has plans to balance the net negative current capital situation and, as of this date,    Madeira Energia S.A. depends on obtaining financial support from its shareholders and/or obtaining borrowings from third parties to continue as a going concern. Our opinion regarding this matter is unqualified.

c.                     As described in Note 2.1, the individual financial statements have been prepared in accordance with the accounting practices adopted in Brazil. In the case of Companhia Energética de Minas Gerais - CEMIG, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and jointly-controlled subsidiaries under the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value. Our opinion regarding this matter is unqualified.

© 2013 Deloitte Touche Tohmatsu. All rights reserved..

d.                    Restatement of financial statements

On March 27, 2012, we issued a qualified audit report due to scope limitation regarding Management’s need to perform an evaluation of the possible effects of ANEEL’s preliminary information on the Company’s Regulatory Remuneration Base (BRR) on the financial statements. As described in Note 16, on April 5, 2012, ANEEL ratified the Company’s BBR and revised the amounts, which allowed Management to conduct an evaluation and conclude that there would be no need to adjust the financial statements as at December 31, 2012.  Consequently, the qualification included in our opinion regarding this matter, issued previously, is no longer necessary and, therefore, our new opinion in this report is unqualified.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2012, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies and as supplemental information for IFRS, which does not require the presentation of a DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of the individual and consolidated financial statements for the year ended December 31, 2011 and the individual and consolidated balance sheet as at January 1, 2011

The information and figures corresponding to the year ended December 31, 2011 and the balance sheets as at January 1, 2011, presented for purposes of comparison, and herein restated for the reasons mentioned in Note 2.5, have been audited by other independent auditors, who issued a report on March 27, 2013 containing an emphasis-of-matter paragraph regarding the matter described in item “b” above.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, April 16, 2013

DELOITTE TOUCHE TOHMATSU	José Ricardo Faria Gomez
Auditores Independentes	Engagement Partner

OPINION OF THE AUDIT BOARD

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais —CEMIG, undersigned, in the performance of their functions under the law and under the by-laws, have examined the Report of Management and the Financial Statements for the year ended December 31, 2012, and respective complementary documents. After verifying that the above mentioned documents reflect the economic and financial situation of the Company and considering, also, the explanations given by the representatives of the Company’s management and of its external auditors, the opinion of the members of the Audit Board is, unanimously, in favor of their approval in the Ordinary and Extraordinary General Meetings of Shareholders to be held, concurrently, on April 30, 2013.

Belo Horizonte, March 27, 2013.

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond

Luis Guaritá Neto

Thales Souza de Ramos Filho

Vicente de Paulo Barros Pegoraro

DIRECTORS’ STATEMENT OF REVIEW OF THE FINANCIAL STATEMENTS

STATEMENT

We hereby declare, for the due purposes, that at the 2,681st meeting of the Executive Board of Companhia Energética de Minas Gerais — CEMIG, held on March 27, 2013, we approved the conclusion, on March 27, 2013, of the Company’s Financial Statements for the business year of 2012; and the submission to the Board of Directors, for consideration and submission to the Annual General Meeting of Shareholders, of the Report of Management, the Financial Statements for the 2012 business year and the respective complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the said Financial Statements.  This being the truth, we hereby issue this certificate, under the responsibility of our positions.

Belo Horizonte, March 27, 2013.

Djalma Bastos de Morais — CEO

Arlindo Porto Neto — Deputy CEO

Fernando Henrique Schüffner Neto — Chief Officer for Business Development

Frederico Pacheco de Medeiros — Chief Corporate Management Officer

José Carlos de Mattos — Chief Officer for the Gas Division

Ricardo José Charbel — Chief Distribution and Sales Officer

José Raimundo Dias Fonseca — Chief Trading Officer

Luiz Fernando Rolla — Chief Officer for Finance and Investor Relations

Luiz Henrique de Castro Carvalho — Chief Generation and Transmission Officer

Luiz Henrique Michalick — Chief Institutional Relations and Communication Officer

Maria Celeste Morais Guimarães — Chief Counsel

DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

STATEMENT

We hereby declare, for the due purposes, that at the 2,681st meeting of the Executive Board of Companhia Energética de Minas Gerais — CEMIG, held on March 27, 2013, we approved the conclusion, on March 27, 2013, of the Company’s Financial Statements for the business year of 2012; and the submission to the Board of Directors, for consideration and submission to the Annual General Meeting of Shareholders, of the Report of Management, the Financial Statements for the 2012 business year and the respective complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the opinions expressed by the representatives of the External Auditors. This being the truth, we hereby issue this certificate, under the responsibility of our positions.

Belo Horizonte, March 27, 2013.

Djalma Bastos de Morais — CEO

Arlindo Porto Neto — Deputy CEO

Fernando Henrique Schüffner Neto — Chief Officer for Business Development

Frederico Pacheco de Medeiros — Chief Corporate Management Officer

José Carlos de Mattos — Chief Officer for the Gas Division

Ricardo José Charbel — Chief Distribution and Sales Officer

José Raimundo Dias Fonseca — Chief Trading Officer

Luiz Fernando Rolla — Chief Officer for Finance and Investor Relations

Luiz Henrique de Castro Carvalho — Chief Generation and Transmission Officer

Luiz Henrique Michalick — Chief Institutional Relations and Communication Officer

Maria Celeste Morais Guimarães — Chief Counsel

2. Notice to Stockholders: Dividends, Capital Increase and Stock Dividend, dated April 30, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Annual General Meeting decision on dividends

We hereby advise stockholders that the Ordinary and Extraordinary General Meetings of Stockholders, held concurrently on April 30, 2013 decided the following corporate action:

1.              DIVIDENDS:

In the amount of R$ 2,918,107,000, in accordance with Subclause ‘b’ of Paragraph 1 of Article 28 of our by-laws and the Net Profit of R$ 4,271,685,000 reported for 2012, to be distributed as follows:

(i)	R$ 1,700,000,000	in the form of Interest on Equity (Juros sobre o Capital Próprio) corresponding to

	R$ 1.993773380	per share,

• as per decision of the Meeting of the Board of Directors of December 20, 2012 and per Subclause ‘b’ of the Notice to Stockholders of December 20, 2012,

• payable to all holders of shares on December 21, 2012 for shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.).

Of this amount, R$ 686,000,000 was paid on March 5, 2013.

(ii)	R$ 1,218,107,000	in the form of dividends, corresponding to

	R$ 1.428605477	per share,

• payable to all holders of shares on April 30, 2013 for shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.).

The shares will trade ex- Interest on Equity and ex-Dividend on May 1, 2013, the day immediately following the Meeting.

Payments of the dividends will be made in two installments, by June 30 and December 30, 2012, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brasil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.              INCREASE OF SHARE CAPITAL, AND STOCK DIVIDEND:

a)	The meeting decided to increase the Company’s share capital:

	from:	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais),
	to:	R$ 4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais),

	through issuance of	109,654,157	(one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares, each with
	par value of	R$	5.00 (five Reais),

	of which	47,927,623	(forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares,
	and	61,726,534	(sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares,

through capitalization of

		R$ 548,270,785.00	(five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais), from

absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

• with consequent distribution to stockholders of a stock dividend, of
		12.854843355%,	in new shares, of the same type as those held and each with
	par value of	R$	5.00 (five Reais).

b)

All holders of shares on April 30, 2013, for the shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.) have the right to the stock bonus. The shares trade ex- the right to the stock bonus on the day immediately following the Meeting (i.e. May 1, 2013).

c)	The shares of the stock bonus will be credited on May 7, 2013 and will not have the right to the dividends proposed for the business year 2012.

d)	In accordance with §1º of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the stock dividend shares is R$ 5.00.

e)

In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the share bonus will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2012.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 30, 2013.

 Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

3. Market Announcement dated April 30, 2013: Filing of the Form 20-F for the fiscal year ended December 31, 2012 with the United States Securities and Exchange

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

COMPANHIA ABERTA

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG (“Cemig”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and of CVM Instruction 358 of January 3, 2002, that it filed, on April 29, 2013, the “Form 20-F” annual report for the year ended December 31, 2012 with the United States Securities and Exchange Commission (“SEC”).

The report may be accessed on the sites of the SEC (www.sec.gov) and from Cemig’s Investor Relations Department (http://ri.cemig.com.br) in the section Financial Information - SEC Filings.

Shareholders can also receive a printed copy of the Form 20-F, including our audited financial statements, for the year ended December 31, 2012, free of charge, by requesting one from the Investor Relations Website (http://ri.cemig.com.br) in the same section as mentioned above.

For further information, please contact Mr. Antônio Carlos Vélez Braga, Cemig’s Investor Relation Superintendent, at the phone number +55 31 3506-5024 or at the email address: ri@cemig.com.br.

Belo Horizonte, April 30, 2013

Luiz Fernando Rolla

Chief Officer for Finance and Investor Relations

Av. Barbacena, 1200.  Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brazil - Tel.: (31)3506-5024 - Fax (31)3506-5025

4. Minutes of the Annual General Meeting and Extraordinary General Meeting of Stockholders held concurrently on April 30, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

ANNUAL GENERAL MEETING

AND

EXTRAORDINARY GENERAL MEETING

OF STOCKHOLDERS HELD CONCURRENTLY ON

APRIL 30, 2013

Date, time and place:	April 30, 2013 at 11 a.m. at the company’s head office.
Meeting Committee:	Chair:	Luiz Fernando Rolla;
	Secretary:	Anamaria Pugedo Frade Barros.

At 11 a.m. on April 30, 2013, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Ordinary and Extraordinary General Meetings at its head office, on first convocation, at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli, in accordance with the legislation. The following were also present:

•                                                      Member of the Audit Board:  Mr. Marcus Eolo de Lamounier Bicalho

•                                                      Deloitte Touche Tohmatsu Auditores Independentes, represented by

Mr. José Ricardo Faria Gomez, CRC-SP 218398/O-1 S/MG, and

Mr. Leonardo Fonseca de Freitas Maia, CRC-MG 079276/O-7; and

•                                                      Chief Finance and Investor Relations Officer of Cemig:  Mr. Luiz Fernando Rolla:

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for both the Ordinary and the Extraordinary General Meetings of Stockholders. She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s by-laws. Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Luiz Fernando Rolla to chair the Meeting. The proposal of the representative of the stockholder State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting opened and invited Ms. Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, asking her to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 28 and April 2 and 3, and O Tempo and Valor Econômico on March 28, 29 and 30, of this year, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“  COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 30, 2013 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)                         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

2)                         Allocation of the net profit for the year 2012, in the amount of R$ 4,271,685, and of the balance in the Retained Earnings account, in the amount of R$ 120,930,000.

3)                         Decision on the form and date of payment of dividends, in the amount of R$ 2,918,000.

4)                         Authorization, verification and approval of an increase in the Share Capital from: R$  4,265,091,140.00

to:       R$  4,813,361,925.00,

through issuance of: 109,654,157	new shares,
on capitalization of: R$ 548,270,785.00,

from absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

•                  a stock dividend being distributed, consequently, to stockholders, of 12.854843355%, in new shares, of the same type as those held, with nominal unit value of R$ 5.00.

5)                         Authorization for the Executive Board to:

•                  take the measures necessary for the stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of this General Meeting of Stockholders;

•                  sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

6)                         Changes to the Company’s by-laws, to:

a)             Make the change in drafting of the Head paragraph of Article 4º of the by-laws resulting from the above-mentioned increase in the Share Capital.

b)             Change the drafting of sub-clause ‘g’ of Item I and include sub-clause ‘n’ in Item XI, of the head paragraph of Article 22, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

7)                         Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

8)                         Election of the sitting and substitute members of the Board of Directors, due to their resignation.

9)                         Setting of the remuneration of the Company’s Managers.

10)                 Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., also to be held, concurrently, by April 30, 2013, as to the following matters:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Proposal for allocation of the net profit for 2012, in the amount of R$ 191,365,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 141,114,000.

d)             Change in the bylaws , redrafting sub-clause ‘g’ of Item I, and including a sub-clause ‘n’ in Item XI, of the head paragraph of Article 17, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to ending of their period of office.

f)               Election of sitting and substitute members of the Audit Board, due to completion of the current period of office.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11)                  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A., also to be held, concurrently, by April 30, 2013, as to the following matters:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Allocation of the net profit for the year 2012, in the amount of R$ 1,919,485,000, and of the balance in the Retained Earnings account, in the amount of R$ 108,309,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 992,718,000.

d)           Changes to the by-laws, to change the drafting of sub-clause ‘g’ of Item I, and include sub-clause ‘n’ in Item XI, of the head paragraph of Article 17, to transfer the activity of Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 26, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or producing them at the time of the meeting.

Belo Horizonte, March 26, 2013.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors       ”

In accordance with Item 1 of the agenda the Chair then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 28 and April 2 and 3, and in O Tempo on March 28, 29 and 30, of this year, and published in the same newspapers on April 20 of this year.

Finally the Chairman put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents, and they were approved, with the persons legally impeded abstaining.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 6, 10 and 11 of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“       PROPOSAL BY THE BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY APRIL 30, 2013

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)             Article 192 of Law 6404 of 15-12-1976 as amended, and Clauses 27 to 31 of the by-laws, require the Board of Directors to make a proposal to the Ordinary General Meeting of Stockholders for allocation of the Company’s profit;

b)             the Company wishes to declare an additional dividend of R$ 666 million, further to the extraordinary dividends declared in December 2012;

c)              under an agreement between Cemig and the State of Minas Gerais, Cemig was authorized to retain amounts payable under Legal Action Nº 0024.02.747.991-4, in the amount of R$ 111,599,000, and allocate them as payment of dividends, as per Board Spending Decision (CRCA) 114/2012, of December 14, 2012;

d)             the Financial Statements for 2012 present net profit of R$ 4,271,685,000, and a balance of Retained earnings of R$ 120,930, arising from realization of the Reserve for Adjustments to Stockholders’ Equity;

e)              Clause 5 (“Incorporation to the Registered Capital”) of the Contract for Assignment of the Remaining Balance Receivable on the Earnings Compensation Account (“the CRC Account”), signed on May 31, 1995, between the State of Minas Gerais and Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments”;

f)               the payments made in 2012 by the State of Minas Gerais in relation to the final installments of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 548,270,785.00 (five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais);

g)              in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the “Cemig Group”, and to structure alternatives to strengthen the business vision in management of the holding;

h)             in August 2012 the Board of Directors approved the first Integrated Strategic Plan of the “Cemig group”, and the review of the Long-term Strategic Plan for 2012—2035;

i)                 there is a need for the company to restructure its Ombudsman department, to further improve its interaction with its clients;

j)                Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold their Ordinary and Extraordinary Annual General Meetings by April 30, 2010;

k)             Clause 21, § 4 sub-Clause “g”, of the by-laws of Cemig states:

“Clause 21…

§4        The following decisions shall require a vote by the Executive Board:

...

g)            approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and the Chief Officer for Finance and Investor Relations, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implement Plan”;

• now proposes to you as follows:

I)                           Distribution of net profit: That the net profit for 2012, in the amount of R$ 4,271,685,000 and the balance of retained earnings, in the amount of R$ 120,930,000, should be allocated as follows:

a)            R$ 170,603,000, or 3.99% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws, but such allocation being limited to the maximum percentage of  20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

b)            R$ 2,918,107,000 should be allocated as dividends to the Company’s stockholders, as follows:

•                  R$ 1,700,000,000 in the form of Interest on Equity, as per Board Spending Decision (CRCA) 116/2012, to those stockholders whose names were on the company’s Nominal Share Register on December 21, 2012 — of this amount, R$ 686,000,000 was paid on March 5, 2013; and

•                  R$ 1,218,107,000 in the form of dividends for 2012, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held.

c)            R$ 1,303,905,000 to be held in Stockholders’ equity in the Reserve under the by-laws account specified in Clause 28, paragraph 1, sub-clause ‘c’, and Clause 30 of the by-laws.

•                  the payments of dividends and Interest on Equity to be made in two installments, by June 30 and December 30, 2013, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II)                      Capital increase: Authorization, verification and approval of an increase in the share capital,

from:	R$	4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais),

to:	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais),

through issuance of		109,654,157	(one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares, each with

par value of	R$	5.00	(five Reais),

of which		47,927,623	(forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares,

and		61,726,534	(sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares,

through capitalization of
	R$	548,270,785.00	(five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais),

	from

absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

• with consequent distribution to stockholders of a stock dividend, of

		12.854843355%,	in new shares, of the same type as those held and each with

par value of	R$	5.00	(five Reais).

III)                 Consequent redrafting of the by-laws, changing the head paragraph of Clause 4, to the following:

“Clause 4              The company’s Share Capital is R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais), represented by:

a)           420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with par value of R$ 5.00;

b)           541,907,677 (five hundred forty one million nine hundred seven thousand six hundred seventy seven) nominal preferred shares each with par value of R$ 5.00.”

IV)                  Stock dividend: Authorization for the Executive Board to take the following measures:

•                  to attribute a stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of the General Meeting of Stockholders that decides on this proposal;

•                  to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.

V)                        Status of Ombudsman: Change in the by-laws, in sub-clause ‘g’ of Item I, and inclusion of a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 22, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication, as follows:

“Clause 22:            Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I —                         To the Chief Executive Officer:

...

g)                  to manage and direct the activities of internal auditing, the Corporate Executive Office, and strategic planning;

...

XI —                  To the Chief Institutional Relations and Communication Officer:

...

n)                 to carry out the function and activities of the Company’s Ombudsman”.

VI)                  Orientation of vote: That the representatives of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig D and Cemig GT, also to be held, concurrently, by April 30, 2013, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)           Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Proposal for allocation of the net profit for 2012, in the amount of R$ 191,365,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 141,114,000.

d)           Change in the bylaws, redrafting sub-clause ‘g’ of Item I and including a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 17, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to the ending of period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the period of office.

Cemig GT:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2012, and the respective complementary documents.

b)             Allocation of the net profit for the year 2012, in the amount of R$ 1,919,485,000, and of the balance in the Retained Earnings account, in the amount of R$ 108,309,000.

c)              Decision on the form and date of payment of dividends, in the amount of R$ 992,718,000.

d)           Change in the bylaws, redrafting sub-clause ‘g’ of Item I and including a sub-clause ‘n’ in Item XI, of the head paragraph of Clause 17, to transfer the activity of the Ombudsman from the CEO to the Department of the Chief Officer for Institutional Relations and Communication.

e)              Election of the sitting and substitute members of the Board of Directors, due to completion of period of office.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of the period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 27, 2013.

Dorothea Fonseca Furquim Werneck	Joaquim Francisco de Castro Neto
Djalma Bastos de Morais	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Ricardo Coutinho de Sena
Eduardo Borges de Andrade	Saulo Alves Pereira Junior
Fuad Jorge Noman Filho	Wando Pereira Borges
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
João Camilo Penna	Leonardo Maurício Colombini Lima
Newton Brandão Ferraz Ramos

APPENDIX 1

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

31-12-2012 R$ ’000
Calculation of the Minimum Dividends required by the Bylaws for the preferred shares
Nominal value of the preferred shares	2,399,087
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the first payment criterion	239,909

Stockholders’ equity	12,044,062
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	56,27%
Portion of Stockholders’ equity represented by the preferred shares	6,777,194
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the second payment criterion	203,316

Minimum obligatory dividends required by the Bylaws for the Preferred Shares	239,909

Obligatory Dividend
Net profit for the year	4,271,685
Obligatory dividend — 50.00% of net profit	2,135,843

Net dividends proposed:
Interest on Equity	1,700,000
Extraordinary dividends	1,218,107
2,918,107

Total of the dividend for the preferred shares	1,642,117
Total of the dividend for the common shares	1,275,990

Dividend per share, R$
Minimum Dividends required by the Bylaws for the preferred shares	0.50
Obligatory Dividend	2.50
Dividends proposed	3.42

“  OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais — Cemig, undersigned, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 20, 2013, as follows:

“I)                    Distribution of net profit: That the net profit for 2012, in the amount of R$ 4,271,685,000 and the balance of retained earnings, in the amount of R$ 120,930,000, should be allocated as follows:

a)             R$ 170,603,000, or 3.99% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

b)             $ 2,918,107,000 should be allocated as dividends to the Company’s stockholders, as follows:

•                  R$ 1,700,000,000 in the form of Interest on Equity, as per Board Spending Decision (CRCA) 116/2012, of December 21, 2012, to those stockholders whose names were on the company’s Nominal Share Register on December 21, 2012 — of this amount, R$ 686,000,000 was paid on March 5, 2013; and

•                  R$ 1,218,107,000 in the form of dividends for 2012, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held

c)              R$ 1,303,905,000 to be held in Stockholders’ equity in the Reserve under the by-laws account specified in Clause 28, paragraph 1, sub-clause ‘c’, and Clause 30 of the by-laws.

•                  the payments of dividends and Interest on Equity to be made in two installments, by June 30 and December 30, 2013, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

II)                      Capital increase: Authorization, verification and approval of an increase in the share capital,

from:	R$	4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais),

to:	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais),

through issuance of		109,654,157	(one hundred nine million six hundred fifty four thousand one hundred fifty seven) new shares, each with

par value of	R$	5.00	(five Reais),

of which		47,927,623	(forty seven million nine hundred twenty seven thousand six hundred twenty three) are nominal common shares,

and		61,726,534	(sixty one million seven hundred twenty six thousand five hundred thirty four) are nominal preferred shares,

through capitalization of

	R$	548,270,785.00	(five hundred forty eight million two hundred seventy thousand seven hundred eighty five Reais),

	from

absorption of the portions paid in 2012 as principal, updated to December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Earnings Compensation (CRC) Account,

• with consequent distribution to stockholders of a stock dividend, of

		12.854843355%,	in new shares, of the same type as those held and each with

par value of	R$	5.00	(five Reais).

III)          Consequent redrafting of the by-laws, changing the head paragraph of Clause 4, to the following:

“Clause 4              The company’s Share Capital is R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais), represented by:

a)             420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with par value of R$ 5.00;

b)             541,907,677 (five hundred forty one million nine hundred seven thousand six hundred seventy seven) nominal preferred shares each with par value of R$ 5.00.”

IV)                      Stock dividend: Authorization for the Executive Board to take the following measures:

•                  to attribute a stock dividend of 12.854843355%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 4,265,091,140.00, whose names are on the company’s Nominal Share Register on the date of the General Meeting of Stockholders that decides on this proposal;

•                  to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2012.”

After carefully analyzing the said proposal, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 27, 2013.

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond	Luiz Guaritá Neto
Thales de Souza Ramos Filho	Vicente de Paulo Barros Pegoraro ”

The Chair then put the proposal of the Board of Directors relating to items 2, 6, 10 and 11 of the Convocation to debate, and then to a vote, and it was approved by majority.

Continuing with the agenda, the Chairman informed the meeting that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2014.

The Chairman said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares. The Chairman then placed the election of the sitting and substitute members of the Audit Board in debate.

Asking for the floor, the representative of the stockholders Previ (Caixa de Previdência dos Funcionários do Banco do Brasil — the Banco do Brasil Pension Fund) and Petros (Fundação Petrobras de Seguridade Social — the Petrobras Pension Fund), as holders of preferred shares, proposed the following persons for membership of the Audit Board:

Lauro Sander

• Brazilian, married, bank employee, resident and domiciled in Rio de Janeiro, RJ, at Av. Monsenhor Ascaneo 63/201, Barra da Tijuca, CEP 22621-060, bearer of Identity Card 7017225744, issued by the Public Safety Department of Rio Grande do Sul, and CPF 130841600-82;

• and as his substitute member:

Salvador José Cardoso de Siqueira

• Brazilian, divorced, bank employee, domiciled in Brasília, Federal District, at SQS 214, Bloco F, Apto. 507, Asa Sul, CEP 70293-060, bearer of Identity Card 812001931, issued by Instituto Félix Pacheco do Estado do Rio de Janeiro, and CPF 302074607-87.

The Chair then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved by majority vote.

Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority common stockholders, proposed, as a sitting member of the Audit Board:

Helton da Silva Soares

• Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alvarenga Peixoto 832/301, Lourdes, CEP 30180-120, bearer of Identity Card MG-6392717, issued by the Civil Police of the State of Minas Gerais, and of CPF Nº 000185326-08;

• and, as his substitute member:

Bruno Gonçalves Siqueira

• Brazilian, single, accountant and economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Ceará 1850/500, Funcionários, CEP 30150-311, Bearer of Identity Card MG-13.786.224, issued by the Public Safety Department of Minas Gerais State, and CPF 075851006-39.

The above nominations were put to debate and then to the vote — separately — and were approved by majority.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for member of the Audit Board:

Aristóteles Luiz Menezes Vasconcellos Drummond

• Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF 026939257-20;

Luiz Guaritá Neto

• Brazilian, legally separated, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF 289118816-00;

Thales de Souza Ramos Filho

• Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF 003734436-68;

• and as their respective substitute members:

Marcus Eolo de Lamounier Bicalho

• Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF 001909696-87;

Ari Barcelos da Silva

• Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and of CPF 006124137-72; and

Aliomar Silva Lima

• Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF 131654456-72.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by majority.

The Members of the Audit Board elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair then stated that, because of a vacancy on the Company’s Board of Directors, due to the resignation of the Board Member Francelino Pereira dos Santos — as per a letter in the Company’s possession, a new member should be elected to the Board of Directors. The Chairman then stated that, independently of the present period of office of the Board of Directors having been begun through adoption of the multiple vote, continuance of this process of election had been requested by the stockholder AGC Energia S.A., as per a letter in the Company’s possession.

Hence, this Meeting should elect all the sitting and substitute members of the Board of Directors to complete the period of office of 2 (two) years begun on April 27, 2012, that is, until the Annual General Meeting to be held in 2012, a total of 24,489,000 shares being necessary for the election of each Member of the Board of Directors.

Finally, the Chair pointed out that it will be necessary first, in view of Clause 12 of the by-laws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as holders of preferred shares, the stockholders represented by Mr. Fábio do Prado Brandão Totti put forward the following candidate for election to the Board of Directors:

Guy Maria Villela Paschoal

• Brazilian, widower, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06.and as his substitute member:

• and as his substitute member:

Christiano Miguel Moysés

• Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at R. Maranhão, 1050/1201, Funcionários, CEP 30150-331, bearer of Identity Card M-2275197, issued by the Public Safety Department of the State of Minas Gerais, and CPF 857916016-20.

The Chair then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved by majority vote.

The Chair explained that, to complete the Board of Directors, the representative of the stockholder AGC Energia S. A. could put forward 5 sitting members and their respective substitute members, and the representative of the stockholder The State of Minas Gerais could put forward 8 sitting members and their respective substitute members. Asking for the floor, the representative of the stockholder AGC Energia S.A. then proposed the following stockholders as members of the Board of Directors:

Eduardo Borges de Andrade

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Alameda das Falcatas 879, São Luiz, CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91;

Eduardo Otávio Marques de Azevedo

• Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

• Brazilian, married, engineer, resident and domiciled in Nova Lima Minas Gerais, at Alameda do Morro 85, Torre 4, Apt. 1600, Vila da Serra, CEP 34000-000, bearer of Identity Card MG-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Ricardo Coutinho de Sena

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72;

Saulo Alves Pereira Junior

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

• and as their respective substitute members:

Tarcísio Augusto Carneiro

• Brazilian, legally separated, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72;

Bruno Magalhães Menicucci

• Brazilian, single, production engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Nunes Vieira 86/402, Santo Antônio, CEP 30350-120, bearer of Identity Card M-11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16;

Marina Rosenthal Rocha

• Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alagoas 904/802, Funcionários, CEP 30130-160, bearer of Identity Card M-11781993, issued by the Public Safety Department of the State of Minas Gerais, and CPF 060.101.836-26.

Newton Brandão Ferraz Ramos

• Brazilian, married, accountant, resident and domiciled in Nova Lima, Minas Gerais, at Rua Mares de Montanha 1245, Vale dos Cristais, CEP 34000-000, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20;

José Augusto Gomes Campos

• Brazilian, married, physicist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Santa Catarina 1466/1602, Lourdes, CEP 30170-081, bearer of Identity Card MG-3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87.

The representative of the stockholder State of Minas Gerais then asked for the floor, and proposed the following stockholders as members of the Board of Directors:

Dorothea Fonseca Furquim Werneck

• Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Adauto Lúcio Cardoso, 633, Belvedere, CEP 30320-290, bearer of Identity Card 3758423-2, issued by the Public Safety Department of the State of Rio de Janeiro, and CPF 261863817-49;

Djalma Bastos de Morais

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at R. Elza Brandão Rodarte, 81/1201, Belvedere, CEP 30320-630, bearer of Identity Card 1966100268-006633526, issued by the CREA of Rio de January, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

• Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the State of Minas Gerais, and CPF 539109746-00,

Fuad Jorge Noman Filho

• Brazilian, married, economist, resident and domiciled at Nova Lima-MG, at Alameda Antibes 157, Condomínio Riviera, CEP 34000-000, bearer of Identity Card 458339, issued by the Public Safety Department of the State of Distrito Federal, and

CPF nº 009880816-87;

João Camilo Penna

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 000976836-04;

Joaquim Francisco de Castro Neto

• Brazilian, married, company manager, resident and domiciled in São Paulo-SP, at Rua Oscar Freire 74/11, Cerqueira Cesar, CEP 01426-000, bearer of Identity Card 3343795-6, issued by the Public Safety Department of the State of São Paulo, and CPF 026491797-91;

Tadeu Barreto Guimarães

• Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Passa Tempo 65/700, Anchieta, CEP 30310-760, bearer of Identity Card M754157, issued by the Public Safety Department of Minas Gerais State, and CPF 370853526-04; and

Wando Pereira Borges

• Brazilian, stable union, economist, resident and domiciled in Brasília, Federal District, at SHIS, QL 12, Conj. 08, Casa 18, CEP 71630-285, bearer of Identity Card M-896082, issued by the Public Safety Department of Minas Gerais State, and CPF 000289756-3.4

• and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by the Regional Engineering and Architecture Council of Minas Gerais (CREA/Minas Gerais), and CPF nº 428576006-15;

Lauro Sérgio Vasconcelos David

• Brazilian, separated, company manager, resident and domiciled in São Paulo-SP, at Rua Pedroso Alvarenga 543/247, Itaim Bibi, CEP 04531-011, bearer of Identity Card M-3373627, issued by the Public Safety Department of the State of Minas Gerais, and CPF 603695316-04.

Franklin Moreira Gonçalves

• Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Luiz Augusto de Barros

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Curitiba 2401/1201, Lourdes, CEP 30170-122, bearer of Identity Card 6350, issued by CREA-MG, and CPF nº 000115841-49;

Guilherme Horta Gonçalves Júnior

• Brazilian, legally separated, economist, resident and domiciled in Rio de Janeiro-RJ, at Rua Cupertino Durão, 173/401, Leblon, Rio de Janeiro, CEP 22441-030, bearer of Identity Card 1622046, issued by the Public Safety Department of the State of Distrito Federal and CPF nº 266078757-34; and

Adriano Magalhães Chaves

• Brazilian, single, electrical engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Alameda dos Jacarandás, 838, São Luiz, CEP 31275-060, bearer of Identity Card 19908712, issued by the Public Safety Department of the State of Minas Gerais, and CPF 086051928-79.

Leonardo Maurício Colombini Lima

• Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Cônego Rocha Franco 325/401, Gutierrez, CEP 30441-045, bearer of Identity Card 705600, issued by the Public Safety Department of the State of Goiás, and CPF065276716-87;

Marco Antonio Rodrigues da Cunha

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

The proposals for election made by the representatives of the stockholder AGC Energia S.A. and the representative of the stockholder State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by majority of votes, the representative of the stockholder AGC Energia S.A. voting for the Board Members that he had proposed; and the representative of the stockholder State of Minas Gerais and the stockholder represented by Mr. José Pais Rangel voting for the Board Members put forward by the representative of the majority stockholder.

The board members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair said that, as a result of the election of a new member of the Board of Directors of this Company and according to Clause 11, § 1º, of the Company’s by-laws, and Clause 8, §1 of the by-laws of the wholly-owned subsidiaries Cemig D and of Cemig GT, there is a need for change of the composition of the Boards of Directors of Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies is required to be identical to those of Cemig. Continuing with the agenda, the Chairman placed in debate the remuneration of the Managers of the Company and the Members of the Company’s Audit Board.

Asking for the floor, the representative of the Stockholder State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration: To maintain the same amounts and conditions of the previous business year, having in mind that all the information for analysis of this proposal has been sent, in good time, to the Corporate Governance Committee of the State of Minas Gerais. In view of the statement of opinion in favor given by that Committee, the recommendation was approved in the form in which it was made.

The proposal of the representative of the stockholder State of Minas Gerais was placed in debate, then put to the vote, and unanimously approved.

The Chairman then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, will be made in the newspapers Minas Gerais, the official publication of the Powers of the State, and O Tempo, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, the representative of the stockholder State of Minas Gerais took the floor and reiterated the need for compliance with State Decree 45644/2011, since the Company is not sending the majority the documents to the Corporate Governance Committee of the State of Minas Gerais and to the General Coordination, Planning, Management and Finance Chamber prior to meetings of the Company’s Board of Directors, and noted that requests that arrive out of time will not be analyzed.

The stockholder Rubens Antônio França then asked for the floor, and stated his dissatisfaction in relation to the fact that the Collective Employment Agreement (ACT) had not been signed since its base-date, up till today’s date, emphasizing that is the first time that this situation has occurred, and that this could cause significant negative motivation for the employees, who are providers of a high level of performance.

On this issue it was pointed out to the said stockholder that the 2012—13 Collective Employment Agreement had not yet been signed since it is still in the collective negotiation process up to the present date.

The meeting remaining open to the floor, Mr. José Pais Rangel, representative of the investment fund FIA Dinâmica Energia, took the opportunity of recording that Fund’s definitive intention of participating as a partner of Cemig, since it believed Cemig to be a successful company.

Once again taking the floor, the representative of the stockholder State of Minas Gerais congratulated the Company’s management and employees for their efficiency in the conduct of the work and in the performance of the results. The stockholder and Chief Officer Luiz Fernando Rolla, speaking on behalf of the chief officers, directors and employees, then expressed his thanks to them for their trust and confidence.

Since no-one else wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

5. Summary of Decisions of the 566th Meeting of the Board of Directors held on May 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 9, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 566th meeting, held on May 9, 2013, decided the following:

1.         Corporate guarantee for contracting of a loan by Cemig D.

2.         Constitution, by Taesa, of a consortium and of a special-purpose company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Earnings Release of First Quarter 2013

Earnings Release
1st Quarter 2013

— Your invitation from Cemig

Announcement of first quarter 2013 results

VIDEO WEBCAST AND CONFERENCE CALL

May 17, 2013 (Friday), at 3 PM (Brasília time)

The transmission of Cemig’s results will have simultaneous translation into English and can be

seen in real time by Video Webcast, at http://ri.cemig.com.br —

or heard by conference call, on:

+ 55 (11) 4688 6341

Password: CEMIG

Playback of Video Webcast:

Website: http://ri.cemig.com.br
Click on the banner and download.

Available for 90 days

Playback of conference call:

Tel.: + 55 (11) 4688-6312
Password:

 6595267# (Portuguese)

5180644# (English)
Available: May 17 through 23, 2013

For any questions please call +55 31 3506-5024.

— Cemig’s Executive Investor Relations Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

— Cemig: your IR contacts

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:        +55-31 3506-5024

Fax:        +55-31 3506-5025

— Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

(Figures are in R$ ‘000, except where otherwise indicated)

— Message from the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, comments:

“Our exceptional results in first quarter 2013 demonstrate Cemig’s leadership in the Brazilian electricity industry — the fruit of experience acquired over its 60 years of operation in this market — and translate into the excellent economic and financial results that you see on these pages. Cemig positions itself to face the challenges ahead, strengthening itself at the moments when the economy provides opportunities for growth, while maintaining its policy of adding value to its businesses, and at the same time providing the desired returns for its stockholders — with total respect for the environment and society.  Finally, the results for this quarter show that we are on the right track: that the decisions taken in recent years are constantly adding value to our businesses, making Cemig a company that is increasingly strong, and solid, with efficient entrepreneurial management.”

Cemig’s Chief Finance and Investor Relations Officer, Mr. Luiz Fernando Rolla, says:

“In this first quarter of 2013 Cemig generated cash flow of R$ 1.6 billion, coming principally from net revenue 15% higher — which in turn is the result of our electricity sales strategy, and balanced growth. The strategy of maintaining a diversified portfolio of businesses has provided the Company with a net income of R$ 865 million this quarter, and a cash position of R$ 2.6 billion. The success of our strategies has been reflected in the performance of our shares, which have significantly outperformed the Ibovespa and also the Brazilian electricity sector index.”

This release gives you the highlights of the quarter.

—  Highlights of First Quarter 2013

•                         Net income up 37% year-on-year in 1Q13, at R$ 865 mn.

•                         Cash flow, measured as Ebitda: R$ 1.6 billion in 1Q13, up 28% from 1Q12.

•                         Net revenue R$ 3.7 billion in 1Q13 — growth of more than 15%, YoY.

•                         Revenue from electricity transactions on the CCEE (wholesale trading chamber) R$ 579 million, compared to R$ 119 million in 1Q12 — an increase of 387%.

— The economic context — summary

Internationally, the environment is, in our view, still very uncertain. Growth in the Eurozone is still slow, and unequal, in spite of recent cuts in expenses and incentives for saving. The biggest concern continues to be the continual growth of unemployment, currently at 12.1%. Disappointing economic indices, and insolvency of some countries, are influencing the forecast for GDP growth in the region, currently at —0.4%.

In the first three months of 2013, the crisis in Cyprus worried investors worldwide. Cyprus’s economy is based mainly on its financial system. With the crisis in Greece, the Cypriot banks, mainly holders of Greek public debt, found themselves in difficulties. The Cyprus government announced measures to try to control the situation, and a later agreement between Cyprus and its creditors guaranteed a bailout of 10 billion euros — which prevented the crisis propagating to the rest of the economic block.

Political instability in Italy also affected the market, reducing investors’ confidence in recovery of the European group as a whole.

Meanwhile, there were positive figures in the United States, with annualized GDP growth in the first quarter of 2.5%, a significant improvement on the previous quarter (+0.4%), but still less than expected. According to the US Trade Department, GDP growth is a reflection of the increase in consumption, up 3.2% in the period, but the reduction of government expenses and the increase of imports prevented a greater increase in gross domestic product.

In Asia, focus was on the slowing growth of China and the possibility of a Chinese housing bubble. The world’s second largest economy posted 7.7% growth in the first quarter, compared to 8.1% in 1Q12. In Japan, the major new development was the BoJ decision to target inflation of 2%, with an aggressive asset buying plan.

In the Brazilian economy, we perceive an attempted recovery by industry, linked to an improvement in the labor market. We expect the Brazilian economy to continue growing during this year.

Brazilian industrial production was down 0.5% year-on-year in 1Q13, but up 0.8% from 4Q12, indicating slight improvement. Physical production in March 2013 was 0.5% lower than in March 2013, with highlights for tobacco —down 20.3% YoY, and vehicle production — which was up 12.7% YoY.

The outlook for Brazilian industry is still uncertain. We expect to see a positive trend in performance only with resumption of investments, which is directly related to the reduction of idle capacity in the system and increase in entrepreneurs’ confidence. In spite of the reduction in idle capacity, and fall levels of inventories, the effects have not yet been felt — we expect them in the next few months.

In the labor market, the level of unemployment in March 2013 was measured as 5.7% of the economically active population. This is accompanied by a growth of 2.2% in the people in work, and an increase of 3.5% in average habitual real income, comparing March 2013 with March 2012.

Brazil: Unemployment, Feb. 2012 — Mar. 2013

Source: PME (Monthly Employment Survey) of IBGE.

The IPCA inflation index, calculated by the IBGE(1), totaled 1.94% over the first quarter of 2013. The main price groups pressuring the result were Food and beverages and Education, respectively up 4.65% and 636% in the period. Education has a seasonal rise in this quarter, peaking in February.

During the first quarter the Central Bank Monetary Policy Committee (Copom) decided to keep the Selic rate at 7.25% p.a., with no bias; but at its most recent meeting the Committee advised it would “be monitoring the macroeconomic scenario until its next meeting, to decide on the next steps in its monetary policy strategy”.

In the electricity market: in 1Q13 Brazil’s total electricity consumption was up 2.5% from 1Q12, at 114,636 GWh. The Southeast accounted for 52% of this total, and was up 2% on the same annual comparison. Growth in electricity consumption in 1Q13 was led by the residential and commercial sectors, up 6.6% and 6.0% respectively. Industrial consumption was down 2.4%, reacting to the instability in industrial activity. Production was lower as a consequence of lower metal commodity prices in the international market, which resulted in lower electricity consumption.

The sector has also been suffering from low rainfall in the season when the highest rainfall is expected — requiring the thermal plants to be activated to meet demand. It is estimated that the cost of this activation of thermoelectric generation plants could be as high as R$ 12 billion, almost four times the same cost in 2012. The increase of this cost could set off debate on passing through these expenses to the consumer. Also, discussion on the vulnerability of Brazil’s electricity generation system to environmental events raises questions about the nature of Brazil’s generation infrastructure.

(1)  (Brazilian Geography and Statistics Institute).

Brazil: Levels of hydroelectric generation reservoirs in the Southeast and Center-West Regions

Brazilian electricity market: Spot prices, 2013 = R$/MWh

Period	1Q13		1Q12
January	R$	339.75	R$	124.97
February	R$	214.54	R$	50.67
March	R$	413.95	R$	23.14

— Cemig’s shares: performance

			Close of	Close of	Change
Security	Ticker	Currency	1Q13	4Q12	in period
Cemig PN	CMIG4	R$	23.62	22.60	4.51%
Cemig ON	CMIG3	R$	23.43	21.90	6.99%
ADR PN	CIG	U$	11.85	10.86	9.12%
ADR ON	CIG.C	U$	11.85	11.18	5.99%
Cemig ON (Latibex)	XCMIG	EUR	9.07	8,295	9.34%
Ibovespa	Ibovespa	—	56,352	60,952	-7,55%
IEEX	IEEX	—	27,750	28,589	-2,93%

Sources: Economática, Latibex..

Cemig’s preferred shares (CMIG4) traded a total volume of R$ 5.4 billion in 1Q13, with daily average of just under R$ 91 million. This level means CMIG4 continues to be the most liquid stock in the Brazilian electricity sector, and one of the most highly traded in the Brazilian market — a factor of security for investors.

On the New York stock exchange the ADRs for Cemig’s preferred shares (CIG) traded US$ 34 million per day in 1Q13 — reflecting the investing market’s recognition of Cemig as a global investment option.

The São Paulo stock exchange’s Ibovespa — the benchmark index for the Brazilian market — was down 7.55% in 1Q13, at 56,352 points. This reflected growing investor pessimism about the Brazilian economy, especially the equity market — also evidenced by investors’ increasing short positions. However, the expectation of the country’s growth and the change in the government’s stance are in our view supporting a change in this downward trend.

Against this background, Cemig’s share prices rose in 1Q13: The common shares were up 6.99% in the quarter and the preferred shares up 4.51%.

In the US market, the ADR for Cemig’s preferred shares (CIG) was up 9.12% in the first quarter, and the ADR for Cemig common shares (CIG.C), was up 5.99%.

— Cemig in 1Q13: key numbers

Item	1Q13	1Q12	Change
Electricity sold (excluding CCEE)	10,796	10,994	–1.8%
Gross revenue	4,892	4,726	3.5%
Net revenue	3,678	3,192	15.2%
Ebitda	1,591	1,240	28.3%
Net income	865	631	37.1%

— Adoption of IFRS

The results below are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with IFRS.

PROFIT AND LOSS ACCOUNTS

FOR THE QUARTERS ENDED MARCH 31, 2013 AND 2012

(R$ ‘000, except net income per share)

	Consolidated
	1Q 2013	1Q 2012
REVENUE	3,677,594	3,191,929

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(972,787)	(858,361)
Charges for the use of the national grid	(126,225)	(217,650)
	(1,099,012)	(1,076,011)
COST
Personnel and managers	(213,809)	(209,767)
Materials	(51,379)	(8,180)
Outsourced services	(145,545)	(146,144)
Depreciation and amortization	(187,234)	(184,447)
Operational provisions	(5,229)	(41,701)
Royalties for use of water resources	(34,041)	(48,974)
Infrastructure construction cost	(204,348)	(224,493)
Other	(19,606)	(26,394)
	(861,191)	(890,100)

TOTAL COST	(1,960,203)	(1,966,111)

GROSS PROFIT	1,717,391	1,225,818

OPERATIONAL EXPENSES
Selling expenses	(20,622)	(20,192)
General and administrative (expenses) / reversals	(346,086)	(201,875)
Other operational expenses	(129,097)	(110,160)
	(495,805)	(332,227)

Equity gain (loss) in subsidiaries	166,158	149,343

Profit before Financial revenue (expenses) and taxes	1,387,744	1,042,934

Financial revenues	139,929	158,096
Financial expenses	(303,465)	(317,284)
Pretax profit	1,224,208	883,746

Income tax and Social Contribution tax	(338,390)	(327,227)
Deferred income tax and Social Contribution tax	(20,471)	74,869
NET INCOME FOR THE PERIOD	865,347	631,388

Basic and diluted profit per preferred share	1.01	0.74
Basic and diluted profit per common share	1.01	0.74

— Cemig’s consolidated electricity market

The figures we report for Cemig’s market comprise the sales of electricity by Cemig Distribuição (“Cemig D”) and Cemig Geração e Transmissão (“Cemig GT”).

This market can be summarized as:

•                        sales of electricity to both captive and free consumers, in the concession area of Minas Gerais and outside that state;

•                        sales of electricity to other agents of the electricity sector in the Free and Regulated Markets;

•                        sales under the Program to Encourage Alternative Electricity Sources (“Proinfa”);

•                        and sales on the CCEE (the wholesale market)

•                        with elimination of transactions between companies of the Cemig group.

The volume of electricity sold to final consumers in Cemig’s concession area in 1Q13 was 1.8% lower than in 1Q12.

Comments on the figures for the main consumer categories:

Residential:

Residential consumption represented 21.4% of the total electricity transacted by Cemig in 1Q13. The 5.8% increase in total residential consumption from 1Q12 is associated with the increase of 3.1% in the number of consumer units — a total increase of 196,865 new consumers connected to electricity supply by Cemig D in 1Q13 — and also to higher environmental temperatures in the quarter than the historic average.

Industrial:

Electricity used by free and captive industrial clients in 1Q13 accounted for 50.9% of Cemig’s total transactions in electricity in the year, and its total volume was 8.6% lower than in 1Q12. This reduction is associated with the weaker activity in the industrial sector in Minas Gerais in the quarter, and also migration of clients to the free market and the alternative-sources market, over the course of 2012.

Commercial:

The total volume of electricity transacted with this user group accounted for 14.2% of Cemig’s total in 1Q13, and was 6.5% more than the volume transacted in 1Q12. This increase reflects connection of 17,984 consumers to electricity for the first time, and also to the high temperatures in the quarter.

Rural:

Rural consumption, representing 5.9% of total electricity sold by Cemig, was 12.4% higher than in 1Q13. The increase reflects increased use of immigration systems, due to the low rainfall and high temperatures.

Other user categories:

The total of other types of consumption in 1Q13 — by public authorities, public illumination, public services, and Cemig’s own consumption — represented 7.6% of Cemig’s total transactions in electricity in the quarter, and was 3.6% higher than in 1Q13.

	MWh ( * )
Consumption by user category	1Q 2013	1Q 2012

Residential	2,312,569	2,185,865
Industrial	5,499,782	6,015,764
Commercial, Services and Others	1,528,696	1,435,345
Rural	632,817	562,856
Public authorities	208,265	195,328
Public illumination	309,813	309,270
Public service	304,326	289,407
Subtotal	10,796,268	10,993,835
Own consumption	8,636	8,810
Supply not yet invoiced, net	—	—
	10,804,904	11,002,645
Wholesale supply to other concession holders ( ** )	3,883,530	3,306,264
Total	14,688,434	14,308,909

( * )         The MWh column includes a percentage of the total electricity sold by Light, equivalent to the Company’s stockholding. (Information not audited by external auditors.)

( ** )  Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

The total of electricity sold by Cemig in 1Q13 was 2.59% greater than in 1Q12.

Breakdown of the Cemig Group’s sales to final consumers:

— The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of:

•                  Sales to Free Consumers, in the Free Market, in Minas Gerais and other states, and to other generators and traders;

•                  sales in the Regulated Market to distributors; and

•                  wholesale sales on the CCEE (Electricity Trading Chamber).

Cemig GT’s electricity market was 1.3% larger, in aggregate, in 1Q13 than in 1Q12.

This mainly reflects a total of electricity sold to other concession holders 13.3% higher than in 1Q12, in spite of the continuing slowdown in industrial activity, which can be noted from the end of 2011 up to 1Q13, causing a decline of 7.5% in electricity sold to free clients.

Cemig GT’s supply of electricity breaks down by type of consumer as follows:

	MWh (*)
	March 31, 2013	March 31, 2012	Change
Industrial	4,336,814	4,722,176	-8.2%
Commercial	76,854	51,025	50.6%
Supply not yet invoiced, net	—	—
	4,413,668	4,773,201	-7.5%
Wholesale supply to other concession holders	4,004,972	3,535,735	13.3%
	8,418,640	8,308,936	1.3%

( * ) (Information not audited by external auditors.)

— The electricity market of Cemig D

The concession area of Cemig D (Cemig Distribuição S.A.) covers 567,748 km², approximately 97% of the Brazilian State of Minas Gerais. Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts — for the Western, Eastern, Northern and Southern areas of the State.

Total sales of electricity by Cemig D were 3.4% higher in 1Q13 than 1Q12.  In 1Q13 Cemig D had 3.1% more consumers registered than in 1Q12.

7,611,612 consumers were invoiced in March 2013, 3.1% more than in 1Q12. Of this total, 7,611,220 are captive consumers, also representing growth of 3.1%, and 392 were free consumers using Cemig D’s distribution network - an increase of 26.0%.

The following are some comments on the figures for the main consumer categories:

Residential:

Residential consumption was 35.7% of the total electricity distributed by Cemig D to captive consumers in 1Q13, and was 5.8% higher than in 1Q13. This increase in consumption is directly linked to the increase of 196,865 in the total number of consumers invoiced in 1Q13, compared to 1Q12.

Industrial:

Electricity used by industrial clients was 15.5% of the total sold to final consumers in the quarter, and was 8.8% less by volume than in 1Q12 — directly reflecting migration of clients to the free market and the alternative-sources market over the course of 2012 and early 2013, and also the slowdown in industrial in Cemig D’s concession area.

Commercial and Services:

This category accounted for 23.4% of the electricity sold in 1Q13, and was 4.9% higher by volume than in 1Q12. The growth is related to new connections to electricity, for the first time, of a total of 17,984 consumers (invoiced in March 2013).

Rural:

Rural consumption was 12.4% higher by volume in 1Q13 than 1Q12, the main increase coming from substantially more electricity being used in irrigation due to the atypically low rainfall in the quarter (below the historic average), especially from the end of January, and with temperatures above average. This category accounted for 6.4% of the total of electricity sold to final consumers.

Other user categories:

The total of the other types of consumption in 1Q13 — by public authorities, by public illumination, by public services, and Cemig’s own consumption — was 3.4% higher than in 1Q12, and was 13.3% of the total volume sold by Cemig D.

	MWh (*)
	March 31, 2013	March 31, 2012	Change
Residential	2,312,569	2,185,865	5.8%
Industrial	951,943	1,044,284	-8.8%
Commercial, Services and Others	1,441,254	1,373,728	4.9%
Rural	632,817	562,856	12.4%
Public authorities	208,265	195,328	6.6%
Public illumination	309,813	309,271	0.1%
Public service	304,326	289,407	5.1%
Subtotal	6,160,987	5,960,739	3.3%
Own consumption	8,636	8,810	-1.9%
Total	6,169,623	5,969,549	3.3%

(*) The amounts in MWh have not been reviewed by the external auditors.

— Balance of sources and uses of electricity

	MWh
Item	1Q13	1Q12	Change
Total energy carried	12,346	12452	-0.9
Electricity transported for distributors	65	55	17.9
Electricity transported for free clients	4,570	4,974	-8.1
Own load	7,711	7,423	3.9
Consumption by captive market	6,170	5,969	3.4
Losses in distribution network	1,541	1,454	6.0

— Electricity bought for resale

	MWh
Item	1Q13	1Q12	Change
Itaipu Binacional	2,047	2,066	-1%
Bought under Proinfa program (alternative sources)	148	157	-6%
Nuclear Energy quota (Angra I and II power plants)	273	—
Physical guarantee quota contracts	1,740	—
‘Bilateral contracts’ prior to Law 10848/2004	420	404	4%
Auctions in regulated Market	2,797	4,825	-42%
Spot market (CCEE)	274	91	201%
TOTAL ELECTRICITY BOUGHT	7,699	7,543	2%

— Consolidated operational revenue

Overall revenue from supply of electricity

Revenue from total supply of electricity in 1Q13 was R$ 3.5 billion, 4.33% less that the total for 1Q12 of R$ 3.6 billion.

The main factors affecting revenue in 1Q13 were:

•                      Tariff adjustment in Cemig D, with average impact on consumer tariffs of 3.85% (full effect in 2013).

•                      Volume of energy invoiced to final consumers 1.80% lower (this excludes Cemig’s own internal consumption).

•                       Average tariff reduction for captive consumers of 18.14%, obeying the Extraordinary Tariff Review put in place by Provisional Measure 579, of

September 11, 2012. The tariffs were applied from January 24, 2013 to April 7, 2013, the date of completion of the Ordinary Tariff Review process — which is scheduled to take place every 5 years during the concession period.

	R$
Revenue from supply of electricity	March 31, 2013	March 31, 2012	Change
Residential	1,148,808	1,349,382	-14.86%
Industrial	934,178	1,030,836	-9.38%
Commercial, Services and Others	596,185	619,588	-3.78%
Rural	173,715	162,168	7.12%
Public authorities	80,959	82,861	-2.30%
Public illumination	77,553	83,444	-7.06%
Public service	79,704	83,535	-4.59%
Subtotal	3,091,102	3,411,815	-9.40%
Own consumption	—	—
Supply not yet invoiced, net	(91,425)	(173,906)	-47.43%
	2,999,677	3,237,909	-7.36%
Wholesale supply to other concession holders (*)	467,721	386,402	21.05%
Total	3,467,398	3,624,311	-4.33%

(*) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

Revenue from wholesale electricity sales

The 17.46% increase in the volume of electricity sold to other concession holders was accompanied by an increase of 21.05% in the revenue from electricity sold — to R$ 467.7 million in 1Q13, vs. R$ 386.4 million in 1Q12. This primarily reflects the average price of electricity sold being 16.88% higher, at R$ 120.44/MWh in 1Q13, compared to R$ 103.05/MWh in 1Q12.

Revenue from Use of Distribution Systems (the TUSD charge)

Cemig D’s revenue from the TUSD charge (tariff for use of the distribution system) was R$ 339.1 million in 1Q13, 19.67% less than in 1Q12 (R$ 422.2 million). This revenue comes from charges made to Free Consumers on the electricity sold by other agents of the electricity sector.

Transmission Concession Revenue and Indemnity Revenue

Transmission concession revenue in 1Q13 was R$ 102.1 million, vs. R$ 109.9 million in 1Q12, a reduction of 7.10%.

Revenue from transactions in electricity on the CCEE

Revenue from transactions in electricity on the Electricity Trading Chamber (CCEE) in 1Q13 was R$ 578,747, an increase of 388.49% relative to its level of R$ 118,477 in 1Q12. This reflects the much higher average spot (PLD) price: R$ 322.75/MWh in 1Q13, vs. R$ 66.26/MWh in 1Q12; and a greater availability of electricity for settlement on the CCEE.

Other operational revenues

This total includes charged services, sharing of infrastructure, the subsidy for the low-income electricity tariff, and other services provided under the concession. The total in this line was 38.97% higher in 1Q13, at R$ 199 million, than in 1Q12 (R$ 144 million).

— Sector / regulatory charges deducted from revenue

The sector charges, which reduce operational revenue, totaled R$ 1.214 billion in 1Q13, which compares with R$ 1.535 billion in 2012, a reduction of 20.93%. The main variations in these deductions between the two years are:

The Fuel Consumption Account — CCC

Cemig became exempt from payment of the CCC charge as from February 2013, under an Aneel Homologating Resolution. As a result, the total paid for the CCC in 1Q13 was R$ 25,487, compared to R$ 169,484 in 1Q12. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an Aneel Resolution.

The Energy Development Account — CDE

The deduction from revenue for the CDE charge was R$ 33,436 in 1Q13, compared to R$ 124,718 in 1Q12, a decrease of 73.19%.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Deductions from revenue	March 31, 2013	March 31, 2012	Change %
Taxes on revenue
ICMS tax	704,558	737,185	-4.43%
Cofins tax	327,671	342,433	-4.31%
PIS and Pasep taxes	71,132	74,423	-4.42%
ISS and other taxes	1,044	1,187	-12.05%
	1,104,405	1,155,228	-4.40%
Charges to the consumer
Global Reversion Reserve — RGR	—	55,825	—
Energy Efficiency Program — P.E.E.	11,832	(3,446)	—
CDE — Energy Development Account	33,436	124,718	-73.19%
Fuel Consumption Account — CCC	25,487	169,484	-84.96%
Research and Development — R&D	13,524	8,295	63.04%
National Scientific and Technological Development Fund — FNDCT	5,870	8,295	-29.23%
Energy system expansion research — EPE (Mining and Energy Ministry)	4,731	4,148	14.05%
Emergency Capacity Charge	6,068	6,401	-5.20%
0.30% additional payment (Law 12111/09)	8,230	5,916	39.11%
	109,178	379,636	-71.24%
	1,213,583	1,534,864	-20.93%

— Operational costs and expenses

(Excluding Financial revenues (expenses))

Operational costs and expenses (excluding Net financial revenue (expenses)) in 1Q13 totaled R$ 2,456,008, 6.86% more than in 1Q12 (R$ 2,298,339).

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 1Q13 was R$ 972,787, 13.33% more than in 1Q12 (R$ 858,361). This mainly reflects the following:

•                       Higher volume of electricity bought for resale in 2013, and higher cost of acquisition due to the higher price in the electricity market — offset by recovery, by Cemig D, of a total of R$ 715,388 in expenses on energy bought for resale, in funds from the Energy Development Account (CDE), comprising:

•           R$ 489,491 to reduce the impact of the federal government’s limitation of the tariff adjustment to 3%;

•           R$ 225,897 in relief of the company’s financial exposure in the spot market — covering the tariff deficit relating to hydrological risks, the involuntary exposure arising from non-acceptance of extension of concessions, and the ESS System Electricity Security Service Charge.

Charges for the use of the national grid

Expenses on charges for the use of the transmission grid were R$ 126 million in 1Q12, 42.20% less than in 1Q12 (R$ 218 million).

Personnel

Personnel expenses in 1Q13 were R$ 444,396, 49.40% more than in 1Q12 (R$ 297,460). This increased expense mainly represents implementation of the Incentive Retirement Program (PID).

Post-retirement liabilities

Expenses on post-employment obligations in 1Q13 were R$ 42 million, compared to R$ 33 million in 1Q12. This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.

Depreciation and amortization

Depreciation and amortization expense was 2.84% higher in 1Q13, at R$ 203 million, compared to R$ 197 million in 1Q12.

Operational provisions

The expense on operational provisions in 1Q13 was R$ 40,772, compared to R$ 68,922 in 1Q12, i.e. 40.84% lower. This variation mainly reflects re-assessment, on the basis of the opinion of the Company’s legal advisors, of the probabilities of losses in various legal actions dealing with consumer relations, from ‘possible’ to ‘probable’, resulting in provisions of R$ 24,246, made on March 31, 2012.

Outsourced services

Expenses on outsourced services in 1Q13 were R$ 189,701, 6.60% lower than in 1Q12 (R$ 203,106). The main changes were in communication, maintenance and conservation of furniture and utensils, and outsourced labor. A breakdown of outsourced services is given in Explanatory Note 23b to the Interim Financial Statements.

— Financial revenues (expenses)

In 1Q13 the company reported net financial expenses of R$ 164 million, compared to net financial expenses of R$ 159 million in 1Q12. The following are the main factors in this result:

•                      Revenue from cash investments was 25.52% lower — on less cash invested in 2013.

•                      Lower expense on costs of loans and financings: R$ 176,265 in 1Q13, compared to R$ 216,672 in 1Q12. The lower figure basically reflects the lower variation represented by the CDI rate over 1Q13 than over 1Q12. In 1Q13 the total CDI rate over the quarter was 1.64%, compared to 2.45% in 1Q12.

•                      Expense on monetary updating of loans and financing 112.49% higher, at R$ 65,314, in 1Q13 than in 1Q12 (R$ 30,738). This arises from the lower variation of the IPCA and IGP-M inflation indices in 1Q13 than in 1Q12.

•                      Nil revenue relating to the FIDC (Receivables Investment Fund), since the fund was settled in full by the Minas Gerais state government in 2012. In 1Q12 revenue of R$ 20,327 was recognized from this source.

•                      Recognition of revenue of R$ 43,547 from monetary updating on the CRC account, from updating of the outstanding balance existing on December 31, 2012, after the early settlement of the CRC account. The remaining balance was settled on February 27 and 28, 2013. There is more information in Explanatory Note 10 to the Interim Financial Statements.

Net financial revenue (expenses)

	Consolidated
	March 31, 2013	March 31, 2012	Change
FINANCIAL REVENUES
Interest income from cash investments	34,587	46,438	-25.52%
Late charges on overdue electricity bills	38,097	32,476	17.31%
Foreign exchange variations	10,012	12,808	-21.83%
Gains on financial instruments	—	6,080
Adjustment to present value	—	63
Monetary Updating on Court escrow deposit (Note 11)	2,839	11,671	-75.67%
Monetary updating of CRC Account (Note 12)	43,547	43,559	-0.03%
Other	10,847	5,001	116.90%
	139,929	158,096	-11.49%
FINANCIAL EXPENSES
Costs of loans and financings	(176,265)	(216,672)	-18.65%
Foreign exchange variations	(1,096)	(6,131)	-82.12%
Monetary updating — loans and financings	(65,314)	(30,738)	112.49%
Monetary updating - paid concessions	(3,774)	(1,298)	190.76%
Losses on financial instruments	(110)	—
Adjustment to present value	(1,430)	—
Charges and monetary updating on Post-retirement liabilities	(30,408)	(25,144)	20.94%
Other	(25,068)	(37,301)	-32.80%
	(303,465)	(317,284)	-4.36%
NET FINANCIAL REVENUE (EXPENSES)	(163,536)	(159,188)	2.73%

— Income tax and the Social Contribution tax

In 1Q13, Cemig posted expenses on income tax and the Social Contribution tax of R$ 358,861, equal to 29.31% of the pre-tax profit of R$ 1,224,208. In 1Q12, Cemig’s expenses on income tax and the Social Contribution tax were R$ 252,358, equal to 28.56% of the pre-tax profit of R$ 883,746.

— Ebitda

Cemig’s consolidated Ebitda in 1Q13 was18.25% higher than in 1Q12:

Ebitda – R$ million	March 31, 2013	March 31, 2012	Change %
Net income for the period	865,347	631,388	37.05
+ Provision for income tax and Social Contribution tax	358,861	252,358	42.20
+ Financial revenue (expenses)	163,536	159,188	2.73
+ Amortization and depreciation	202,985	197,380	2.84
= EBITDA	1,590,729	1,240,314	28.25

The higher Ebitda in 1Q13 than 1Q12 mainly reflects net revenue 15.22% higher, partially offset by operational costs and expenses (excluding the effects of depreciation and amortization) 7.24% higher. In line with the higher Ebitda, Ebitda margin in 1Q13 was 43.26%, compared to 38.86% in 1Q12.

—  Light: Highlights of 1Q13

•                  Total consumption 3.7% higher than in 1Q12, on consumption 3.2% higher by residential consumers, and 7.8% higher by commercial consumers.

•                  Non-technical losses in the low voltage market in the last 12 months totaling 44.9% — a reduction of 0.5 percentage points in relation to the same statistic at the end of 2012.

•                  Total capex of R$ 162.7 million, of which R$ 127.0 million was invested in the distribution business.

•                  Net revenue (excluding construction revenue) up 6.9% YoY, at R$ 1.883 billion.

•                  Consolidated Ebitda in 1Q13 of R$ 355.1 million, 18.1% lower than in 1Q12, due to higher spending on purchase of electricity by the distribution company.

•                  Net income of R$ 78.6 million in 1Q13, 43.8% lower than in 1Q12. Net income adjusted for regulatory assets (CVA) was R$ 145.4 million, 4.8% higher than in 1Q12.

•                  Net debt at the end of the year was R$ 4.031 billion, with a multiple of 2.73x for the purposes of covenants.

For more information please see this link:

http://ri.light.com.br/enu/3463/Press_Release_1T13__ingles.pdf

— Taesa — Highlights of 1Q13

•                  In 1Q13, Net Income IFRS totaled R$ 171.1 MM, 78.6% YoY

•                  1Q13 EBITDA IFRS amounted to R$193.7 MM with an EBITDA margin of 73.6%.

•                  Regulatory EBITDA (non-IFRS) reached R$291.7 MM, R$ 86.7MM YoY, with an EBITDA margin of 88.4%.

•                  1Q13 Net Revenues IFRS reached R$ 263.3 MM, 47.9% above the 1Q12.

•                  1Q13 Regulatory Net Revenues (Non-IFRS) reached R$ 330.0 MM, up 42.7% QoQ

•                  1Q13 total cash* amounted to R$2,591 MM

•                  2012 Dividends totaled R$ 519 MM, Payout of 88%. In December, R$ 160 MM were paid as interim dividends, outstanding R$ 359 MM to be paid until June 31, 2013.

For information please see:

http://www.mzweb.com.br/taesa2013/web/download_arquivos.asp?id_arquivo=140F3007-721B-49EA-B5C5-47E9E4C9918A

— FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY — MARCH 31, 2013

ITEM	HOLDING	CEMIG GT	CEMIG D	CEMIG TELECOM	SÁ CARVALHO	ROSAL	Others	ELIMINATIONS/ TRANSFERS	TOTAL
ASSETS
Cash and cash equivalents	14,494,349	12,001,588	13,018,599	328,109	179,169	150,204	511,983	(9,871,253)	30,812,748
Securities	499,752	438,337	905,475	45,854	4,320	3,260	144,354	—	2,041,352
Accounts receivable	116,894	330,057	119,499	3,995	16,433	11,521	99,911	—	698,310
Taxes	—	966,624	1,620,202	—	6,260	4,905	25,935	(26,484)	2,597,442
Other assets	471,430	107,669	1,452,199	33,081	507	67	3,189	—	2,068,142
Investments / Fixed / Intangible / Financial Assets of Concession	799,597	336,189	2,309,684	24,772	4,036	400	29,311	(636,594)	2,867,395
LIABILITIES
Suppliers and supplies	11,255	213,498	1,059,061	10,170	2,083	1,306	8,535	(39,927)	1,265,981
Loans, financings and debentures	19,959	4,081,223	5,682,223	38,082	—	—	7,423	—	9,828,910
Interest on Equity, and dividends	1,546,932	399,476	119,947	—	7,467	4,405	27,480	(558,775)	1,546,932
Post-retirement liabilities	210,133	603,395	1,841,662	—	—	—	—	—	2,655,190
Taxes	20,734	423,826	916,972	10,755	36,490	1,124	16,704	—	1,426,605
Other liabilities	270,868	477,372	950,877	20,866	2,861	2,134	14,065	(64,381)	1,674,662
Stockholders’ equity	12,414,468	5,802,798	2,447,857	248,236	130,268	141,235	437,776	(9,208,170)	12,414,468
PROFIT AND LOSS ACCOUNT
NET OPERATIONAL REVENUE	80	1,386,471	2,257,862	27,668	14,872	11,689	65,363	(86,411)	3,677,594
Operational costs and expenses	(49,778)	(641,007)	(1,784,306)	(20,273)	(4,179)	(3,797)	(15,749)	63,081	(2,456,008)
Electricity bought for resale	—	(229,780)	(783,001)	—	(1,198)	(680)	(3,526)	45,398	(972,787)
Charges for the use of the national grid	—	(62,830)	(86,641)	—	—	(404)	(832)	24,482	(126,225)
Personnel	(17,840)	(109,085)	(310,857)	(3,083)	(272)	(321)	(1,908)	—	(443,366)
Employee profit shares	(4,572)	(13,434)	(37,597)	(345)	(2)	(51)	—	—	(56,001)
Post-retirement liabilities	(2,762)	(9,485)	(29,710)	—	—	—	—	—	(41,957)
Materials	(30)	(45,009)	(10,633)	(47)	(51)	(59)	(113)	—	(55,942)
Outsourced services	(1,184)	(24,742)	(157,627)	(4,947)	(566)	(671)	(4,794)	4,830	(189,701)
Royalties for use of water resources	(94)	(73,371)	(107,602)	(7,482)	(1,386)	(1,090)	(3,124)	(8,836)	(202,985)
Depreciation and amortization	—	(32,465)	—	—	(554)	(376)	(646)	—	(34,041)
Operational provisions (reversals)	(14,921)	(5,428)	(21,481)	—	7	(7)	28	—	(41,802)
Infrastructure construction cost	—	(17,639)	(186,709)	—	—	—	—	—	(204,348)
Other expenses, net	(8,375)	(17,739)	(52,448)	(4,369)	(157)	(138)	(834)	(2,793)	(86,853)
Equity gain (loss) in subsidiaries	69,016	78,078	—	(4,266)	—	—	—	23,330	166,158
Financial revenues	53,138	17,746	63,300	1,001	444	209	4,091	—	139,929
Financial expenses	(23,142)	(130,996)	(147,416)	(892)	(198)	(23)	(798)	—	(303,465)
Pretax profit	49,314	710,292	389,440	3,238	10,939	8,078	52,907	—	1,224,208
Income tax and Social Contribution tax	(1,896)	(232,641)	(76,286)	(1,984)	(3,981)	(424)	(21,178)	—	(338,390)
Deferred income tax and Social Contribution tax	10,009	19,099	(59,076)	(499)	268	(18)	9,746	—	(20,471)
NET INCOME FOR THE PERIOD	57,427	496,750	254,078	755	7,226	7,636	41,475	—	865,347

— INFORMATION BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY ACTIVITY — MARCH 31, 2013

	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHERS	ELIMINATIONS	Total
ASSETS	9,198,410	5,015,128	14,566,895	328,109	527,220	1,227,433	—	30,863,195
INVESTMENTS	56,431	17,796	187,138	15,473	—	—	—	276,838

NET OPERATIONAL REVENUE	1,412,238	42,349	2,257,862	27,668	—	13,222	(75,745)	3,677,594
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(235,185)	—	(783,000)	—	—	—	45,398	(972,787)
Charges for the use of the national grid	(64,028)	(38)	(86,641)	—	—	—	24,482	(126,225)
Total operational costs, Electricity and Gas	(299,213)	(38)	(869,641)	—	—	—	69,880	(1,099,012)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(71,838)	(37,840)	(310,857)	(2,023)	—	(22,898)	1,060	(444,396)
Employees’ and managers’ profit shares	(9,080)	(4,406)	(37,597)	(345)	—	(4,573)	—	(56,001)
Post-retirement obligations	(6,374)	(3,111)	(29,710)		—	(2,762)	—	(41,957)
Materials	(44,510)	(641)	(10,633)	(48)	—	(110)	—	(55,942)
Outsourced services	(23,427)	(5,875)	(157,627)	(2,968)	—	(2,656)	2,852	(189,701)
Depreciation and amortization	(80,111)	—	(107,602)	(7,482)	—	(7,790)	—	(202,985)
Operational provisions	(3,619)	(1,780)	(21,481)	—	—	(13,892)	—	(40,772)
Royalties for use of water resources	(34,041)	—	—	—	—	—	—	(34,041)
Construction cost		(17,639)	(186,709)	—	—	—	—	(204,348)
Other	(13,274)	(5,082)	(52,449)	(2,300)	—	(15,701)	1,953	(86,853)
Total cost of operation	(286,274)	(76,374)	(914,665)	(15,166)	—	(70,382)	5,865	(1,356,996)
TOTAL COST	(585,487)	(76,412)	(1,784,306)	(15,166)	—	(70,382)	75,745	(2,456,008)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	826,751	(34,063)	473,556	12,502	—	(57,160)	—	1,221,586
Equity gain (loss) in subsidiaries	306	146,625	3,834	—	19,859	(4,466)	—	166,158
Financial revenue	17,207	5,067	63,300	1,001	—	53,354	—	139,929
Financial expenses	(70,509)	(62,167)	(147,416)	(892)	—	(22,481)	—	(303,465)
PRETAX PROFIT	773,755	55,462	393,274	12,611	19,859	(30,753)	—	1,224,208
Income tax and Social Contribution tax	(247,368)	29,156	(124,552)	(4,033)	—	8,407	—	(338,390)
Deferred income tax and Social Contribution tax	(14,965)	1,764	(7,535)	(244)	—	509	—	(20,471)
NET INCOME FOR THE PERIOD	511,423	86,382	261,187	8,334	19,859	(21,837)	—	865,347

– Transmission: Permitted Annual Revenue — RAP

Values of RAP (Permitted Annual Revenue)

Specified by Aneel Homologating Resolution No 1313*

			In Cemig
		Cemig %	Consolidated
Company	RAP	interest	result	Cemig GT
Taesa		43,0%		638.566.429
ETEO	130.695.987	100,0%	56.199.275
ETAU	32.230.169	52,6%	7.287.048
Novatrans	386.271.534	100,0%	166.096.760
TSN	361.361.807	100,0%	155.385.577
Gtesa	6.610.066	100,0%	2.842.328
Patesa	15.875.326	100,0%	6.826.390
Munirah	27.116.003	100,0%	11.659.881
Brasnorte	21.983.585	38,7%	3.655.453
Abengoa
NTE	113.773.931	100,0%	48.922.790
STE	60.710.249	100,0%	26.105.407
ATEI	110.733.507	100,0%	47.615.408
ATEII	168.557.454	100,0%	72.479.705
ATEIII	77.884.667	100,0%	33.490.407
Cemig GT	148.535.678	100,0%	148.535.678	148.535.678
Cemig Itajubá	30.478.914	100,0%	30.478.914	30.478.914
Centroeste	12.931.500	51,0%	6.595.065
Transirapé	16.767.372	24,5%	4.108.006
Transleste	30.326.381	25,0%	7.581.595
Transudeste	18.796.578	24,0%	4.511.179
TBE
EATE	319.747.817	50,0%	159.809.959
STC	30.054.382	40,0%	12.018.747
Lumitrans	19.783.390	40,0%	7.911.378
ENTE	167.314.049	50,0%	83.640.293
ERTE	29.567.524	50,0%	14.780.805
ETEP	72.846.843	50,0%	36.408.852
ECTE	70.610.434	19,1%	13.479.532
EBTE (Stakes of Cemig GT + EATE)	33.500.428	74,5%	24.954.469
ESDE	10.098.940	50,0%	5.046.440	4.948.480
Light	6.645.644	32,6%	2.165.151
Transchile**	17.138.480	49,0%	8.397.855
RAP: CEMIG TOTALS			1.208.990.347	822.529.501

*   Permitted Annual Revenue in effect from July 1, 2012 to June 30, 2013.

**Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

For the year 2012 (January through December) its budgeted transmission revenue was in the order of US$ 8,314,000.

For the year 2013 the figure currently expected is US$ 8,462,000.00.

For conversion into Reais in this table, the exchange rate of November 13, 2012 was used: R$ 2.0614/US$.

– Appendices

Tables: Cemig D (R$ ’000)

	CEMIG D Market (GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q11	5,613	4,385	9,998	23
2Q11	5,710	4,914	10,624	24
3Q11	5,841	5,047	10,888	25
4Q11	5,938	4,927	10,865	25
1Q12	6,034	4,797	10,831	25
2Q12	5,969	5,127	11,096	26
3Q12	6,166	5,274	11,441	24
4Q12	6,093	5,149	11,242	26
1ºQ13	6,170	4,586	10,756	28

(1) Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2) Total electricity distributed

(3) Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	1Q13	1Q12	Change%
Sales to end consumers	2,388	2,580	(7)
TUSD	362	459	(21)
Energy Transactions in the CCEE	117	—	—
Construction revenue	187	201	(7)
Subtotal	3,054	3,240	(6)
Others	143	82	74
Subtotal	3,197	3,322	(4)
Deductions	(939)	(1,206)	(22)
Net Revenues	2,258	2,116	7

Operating Expenses	1Q13	1Q12	Change%
Purchased Energy	783	789	(1)
Personnel/Administrators/Councillors	311	205	52
Depreciation and Amortization	108	86	26
Charges for Use of Basic Transmission Network	87	199	(56)
Contracted Services	158	163	(3)
Forluz — Post-Retirement Employee Benefits	30	23	30
Materials	11	10	10
Operating Provisions	21	58	(64)
Cost from Operation	187	201	(7)
Other Expenses	50	52	(4)
Employee Participation	38	37	3
Total	1,784	1,823	(2)

Statement of Results	1Q13	1Q12	Change%
Net Revenue	2,258	2,116	7
Operating Expenses	1,784	1,823	(2)
EBIT	474	293	62
EBITDA	581	378	54
Financial Result	(85)	(59)	45
Provision for Income Taxes, Social Cont & Deferred Income Tax	(135)	(81)	67
Net Income	254	153	65

Tables: Cemig GT (R$ ’000)

Operating Revenues	1Q13	1Q12	Change%
Sales to end consumers	1,048	1,021	3
Supply	453	114	298
Revenues from Trans. Network + Transactions in the CCEE	114	202	(43)
Construction revenue	18	24	(25)
Others	5	8	(37)
Subtotal	1,638	1,368	20
Deductions	(252)	(306)	(18)
Net Revenues	1,386	1,063	30

Operating Expenses	1Q13	1Q12	Change%
Personnel/Administrators/Councillors	109	74	47
Employee Participation	13	13	3
Depreciation and Amortization	73	83	(12)
Charges for Use of Basic Transmission Network	63	66	(5)
Contracted Services	25	27	(8)
Forluz — Post-Retirement Employee Benefits	9	7	27
Materials	2	2	(16)
Raw Materials and Supplies Energy Production	43	—	—
Royalties	32	47	(31)
Operating Reserves	5	4	49
Other Expenses	18	15	15
Purchased Energy	230	111	106
Construction Cost	18	24	(25)
Total	641	475	35

Statement of Results	1Q13	1Q12	Change%
Net Revenue	1,386	1,063	30
Operating Expenses	641	475	35
EBIT	745	588	27
Equity equivalence results	78	43	81
EBITDA	897	714	26
Financial Result	(113)	(117)	(4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(214)	(159)	35
Net Income	497	355	40

Tables: Cemig, Consolidated (R$ million)

Energy Sales (Consolidated)	1Q13	1Q12	Change%
Residential	2,313	2,186	6
Industrial	5,500	6,016	(9)
Commercial	1,529	1,435	7
Rural	633	563	12
Others	822	793	4
Subtotal	10,797	10,993	(2)
Own Consumption	8	9	(11)
Supply	3,884	3,306	17
TOTAL	14,689	14,308	3

Energy Sales	1Q13	1Q12	Δ%
Residential	1,149	1,349	(15)
Industrial	934	1,031	(9)
Commercial	596	620	(4)
Rural	174	162	7
Others	239	251	(5)
Electricity sold to final consumers	3,092	3,413	(9)
Unbilled Supply, Net	(91)	(174)	(48)
Supply	467	386	21
TOTAL	3,468	3,625	(4)

Sales per Company

Cemig Distribution

1Q13 Sales	GWh
Industrial	952
Residencial	2.313
Rural	632
Commercial	1.441
Others	831
Total	6.169

Cemig GT

1Q13 Sales	GWh
Free Consumers	4.413
Wholesale supply	4.005
Wholesale supply others	2.924
Wholesale supply Cemig Group	190
Wholesale supply bilateral contracts	891
Total	8.418

Independent Generation

1Q13 Sales	GWh
Horizontes	21
Ipatinga	46
Sá Carvalho	116
Barreiro	16
Cemig PCH	22
Rosal	69
Capim Branco	133
Cachoeirão	26
Parque Eólico	43
Pipoca	16
Baguari	59

Subsidiaries

1Q13 Sales	GWh
Free Consumers	221
Wholesale sales	202
Free contracts (Trader/Generator)	1
‘Bilateral contracts’ (Distributor)	68
‘Bilateral contracts’ (Cemig D)	133
TOTAL	423

Operating Revenues	1Q13	1Q12	Change%
Sales to end consumers	3,092	3,413	(9.41)
TUSD	339	422	(19.67)
Supply + Transactions in the CCEE	1,045	504	107.34
Revenues from Trans. Network	102	194	(47.42)
Construction revenue	204	225	(9.33)
Others	110	(31)	(454.84)
Subtotal	4,892	4,727	3.49
Deductions	(1,214)	(1,535)	(20.91)
Net Revenues	3,678	3,192	15.23

Operating Expenses	1Q13	1Q12	Change%
Personnel/Administrators/Councillors	444	297	49
Employee Participation	56	54	4
Forluz — Post-Retirement Employee Benefits	42	34	24
Materials	56	12	13
Contracted Services	190	203	(6)
Purchased Energy	973	858	13
Depreciation and Amortization	203	197	3
Royalties	34	49	(31)
Operating Provisions	41	69	(41)
Charges for Use of Basic Transmission Network	126	218	(42)
Cost from Operation	204	225	(9)
Other Expenses	87	82	6
TOTAL	2,456	2,298	7

Financial Result Breakdown	1Q13	1Q12	Change%
Financial revenues	140	158	(11)
Revenue from cash investments	34	46	(26)
Arrears penalty payments on electricity bills	38	32	19
Exchange rate	10	13	(23)
Monetary updating	47	56	(16)
Other	11	11	—
Financial expenses	(303)	(317)	(4)
Costs of loans and financings	(176)	(217)	(19)
Exchange rate	(1)	(6)	(83)
Monetary updating — loans and financings	(65)	(31)	110
Monetary updating — paid concessions	(4)	(1)	300
Charges and monetary updating on Post-employment obligations	(30)	(25)	20
Other	(27)	(37)	(27)
Financial revenue (expenses)	(163)	(159)	3

Statement of Results	1Q12	1Q12	Change%
Net Revenue	3,678	3,192	15
Operating Expenses	2,456	2,298	7
EBIT	1,222	894	37
EBITDA	1,590	1,241	28
Financial Result	(163)	(159)	3
Provision for Income Taxes, Social Cont & Deferred Income Tax	(360)	(253)	42
Net Income	865	631	37

Cash Flow Statement	1Q13	1Q12	Change%
Cash at beginning of period	1,919	2,103	(9)
Cash generated by operations	374	420	(11)
Net profit	865	631	37
Depreciation and amortization	203	197	3
Passthrough from CDE	(715)	—	—
Other adjustments	21	(408)	(105)
Financing activities	(2,499)	(315)	693
Financings obtained and capital increase	2,370	2,396	(1)
Interest on Equity, and dividends	(1,932)	(9)	—
Payments of loans and financings	(2,937)	(2,702)	9
Investment activity	2,247	(646)	(448)
Securities - Financial Investment	2,466	96	2,469
Fixed and Intangible assets	(219)	(742)	(70)
Cash at end of period	2,041	1,562	31

BALANCE SHEETS (CONSOLIDATED) - ASSETS	1Q13	1Q12
CURRENT	6,991	8,804
Cash and cash equivalents	2,041	1,919
Securities	625	657
Consumers and traders	2,053	1,858
Concession holders — Transport of electricity	277	347
Financial assets of the concession	2	288
Tax offsetable	185	217
Income tax and Social Contribution tax recoverable	183	229
Traders — Transactions in “Free Energy”	43	21
Dividends receivable	118	113
Linked funds	98	132
Inventories	39	41
Provision for gains on financial instruments	20	20
Passthrough from CDE (Energy Development Account)	715	—
Accounts receivable from Minas Gerais state government	—	2,422
Other credits	591	538
NON-CURRENT	23,822	23,766
Securities	73	99
Receivables Investment Fund	—	—
Deferred income tax and Social Contribution tax	1,254	1,304
Tax offsetable	387	392
Income tax and Social Contribution tax recoverable	60	28
Escrow deposits in legal actions	1,191	1,301
Consumers and traders	215	221
Concession holders — Transport of electricity	10	10
Other credits	88	98
Financial assets of the concession	5,591	5,475
Investments	7,086	6,855
PP&E	6,036	6,109
Intangible assets	1,831	1,874
TOTAL ASSETS	30,813	32,570

BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY	1Q13	2012
CURRENT	10,569	12,798
Suppliers	1,261	1,306
Regulatory charges	195	317
Profit shares	139	84
Taxes	411	515
Income tax and Social Contribution tax	16	32
Interest on Equity, and dividends, payable	1,547	3,479
Loans and financings	2,699	4,902
Debentures	3,629	1,565
Payroll and related charges	344	227
Post-retirement liabilities	53	51
Debt to related parties -	—	—
Concessions payable	17	16
Other obligations	258	305
NON-CURRENT	7,829	8,222
Suppliers	171	169
Regulatory charges	1,568	1,609
Loans and financings	1,933	2,341
Debentures	711	686
Taxes	288	307
Income tax and Social Contribution tax	294	275
Provisions	173	171
Concessions payable	2,603	2,575
Post-retirement liabilities	84	84
Other obligations	12,414	11,550
STOCKHOLDERS’ EQUITY	4,265	4,265
Share capital	3,954	3,954
Capital reserves	2,856	2,856
Profit reserves	447	475
Adjustments to Stockholders’ equity	893	—
Retained earnings	893	—
TOTAL LIABILITIES	30,813	32,570

7. Summary of Decisions of the 567th Meeting of the Board of Directors held on May 16, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 16, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 567th meeting, held on May 16, 2013, decided on the following matters:

1.   Limits of financial covenants in the by-laws.

2.   Registration for guarantee insurance in the Public Procurement Prices Registration System (Sistema de Registro de Preços — SRP).

3.   Budget Proposal / 2013.

4.   Signature of a corporate surety guarantee.

5.   Training and/or transfer of technical knowledge by UniverCemig.

6.   Araguari Project.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Market Announcement: Presentation of First Quarter 2013 Results

CEMIG: Our strategy prevails

Some statements or estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties both known and unknown. There is no guarantee that the events or results referred to in these expectations will in fact take place. These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector, and on expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy; Brazilian and international economic conditions; technology; Cemig’s financial strategy; changes in the electricity sector; hydrological conditions; conditions in the financial or energy markets; uncertainty on our results from future operations, plans, or objectives; and other factors. Because of these and other factors, the actual results of Cemig may differ significantly from those indicated or implicit in such statements. The information and opinions contained herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or their representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the Risk Factors section included in the Reference Form (Formulário de Refêrencia) filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), and the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC). Financial amounts are in R$ million, unless otherwise indicated. Financial data reflect the adoption of IFRS.

1Q13 Results

Net revenue
15%
3,192
3,678
1Q12
1Q13
Ebitda
28%
1,240
1,591
1Q12
1Q13
Net income
37%
631
865
1Q12
1Q13

1Q13 Results Net revenue Ebitda Net income Cemig’s expertise and leadership in the sector: reflected in its results Greater availability of spot energy this year boosts revenue New consolidation rules: Ebitda now includes equity gain on subsidiaries Balance portfolio keeps Cemig’s net income at record levels 1Q12 1Q13 1Q12 1Q13 1Q12 1Q13 15% 28% 37% 3,192 3,678 1,240 1,591 631 865

Natural gas – a rising market São Francisco basin shows promise in Natural Gas 1st phase of exploration ends June 30th, 2013 2 wells drilled on the blocks 1,200 Km of 2D seismic already executed  Investment of R$ 25 million so far SF-T-104 - Alegria Well POT-T-603 Well 2 SF-T-114 - Confiança Well SF-T-120 - Seismic survey

Natural gas – a rising market

Blocos Cemig:
SF-T-104
SF-T-114
SF-T-120
SF-T-127
Poços Perfurados
Belo Horizonte

Natural gas – a rising market

Gasmig’s Growth 1Q13 gross revenue R$ 361 million - up 23% from 1Q12 374 million m3 of natural gas sold in 1Q13 - up 27% from 1Q12 Entering retail market with connection of residential condos in Belo Horizonte and Poços de Caldas Underground distribution network, in polyethylene, in Santo Agostinho and Lourdes districts of Belo Horizonte, supplying natural gas to homes, clubs, hospitals, hotels, retailers Final phase of works taking natural gas (CNG and LNG) to interior of the State - in Gov. Valadares and Pouso Alegre

3rd–Cycle Tariff Review of Cemig D

-6%
4.09
3.86
-0,5%
1.83
1.82
DEC 1Q
FEC 1Q
2012
2013

NUMBERS SHOWS THE CONSTANT ATTEMPT TO ACHIEVE EXCELENCE IN SERVICE

3rd - Cycle Tariff Review of Cemig D Average tariff repositioning adjustment: +2.99% R$ 715 million received from CDE fund Adapting to new tariff structure to boost profitability Continuous discussions with Aneel seeks appropriate recognition of investments

Generation Mining and Energy Ministry refuses concession extension for Jaguara plant Cemig will sue - for full compliance with concession contracts as signed with federal government Jaguara - currrent concession runs to August 2012 424MW of installed capacity - 6% of Cemig’s total energy São Simão - current concession runs to January 2015 1,710MW installed capacity = 24.3% of total Miranda - concession runs to December 2016 408 MW = 5.8% of Cemig's total

Sustainability: Our commitment In Dow Jones Sustainability World Index - for 13th consecutive year Selected for 1st portfolio of the Dow Jones Emerging Markets Index Corporate Knights rates Cemig world's 43rd most sustainable company Cemig included in Brazil's IC02 (Carbon Efficient Index), for 3rd time running - with weighting increased from 1.227% to 2.167%, reflecting its carbon emissions performance Carbon Disclosure Project places Cemig in 10 best companies at effective climate change action 1st placed in BRlCS 300 ET Carbon Ranking - by EIO (Environmental Investment Organization): Survey rated 300 BRICS companies for greenhouse gas emissions, transparency, data reliability

1Q13 RESULTS

Cemig D: debt profile

Debt maturities
Average tenor: 3.9 years
Debt total R$9.8 bi
2,253
1,708
1,143
463
932
563
500
2,266
2013
2014
2015
2016
2017
2018
2019
2020 em diante

Main indexors
4,8%
1,6%
42,7%
37,9%
CDI (37,98%)
IPCA (42,69%)
Fixed rate (4,77%)
Dólar (4,65%)
IGP-M (1,60%)
RGR (8,30%)

* Constant December 2012 prices; including holdings.

Cemig D: debt profile Debt maturities Average tenor: 3.9 years Debt total RS9.8 bl 2,253 1,708 1,143 463 932 563 500 2,266 2013 2014 2015 2016 2017 2018 2019 2020 diurte Main indexors 42.7% 37.9% 8.4% 1.6% 4.6% 4.8% CDI (37,68%) IPCA (42,69%) Fixed rate (4,65%) IGP-M (1,60%) RGR (8,30%) Multiples Average real cost of debt, % p.a 6.8 6.2 5.5 5 5.3 mar/12 jun/12 sep/12 dec/12 mar/13 52.4 49.6 49.9 46.3 40.1 36.3 2011 1T12 2T12 3T12 2012 IQ13 * Constant December 2012 prices; including holdings. (*) Net debt = (Total debt) - (Cash + cash equivalents) 2012 e 1Q13 -  indexes by the new consolidating methodology

Results of Cemig GT Ebitda and Ebitda margin (%) 67 65 Ebitda 714 897 1Q12 1Q13 Net revenue 1,062 1,386 1Q12 1Q13 Net Profit and margin (%) 355 497 1Q12 1Q13 Electricity sold, GWh 8,309 8,419 1Q12 1Q13

Cemig GT: Debt profile Maturities - Average tenor: 4.3 years 841 767 626 157 637 116 115 822 2013 2014 2015 2016 2017 2018 2019 After 2020 Average real cost of debt, % p.a. 6.6 6.1 5.6 5.1 4.8 mar/12 jun/12 sep/12 dec/12 mar/13 Main indexors CDI (49,60%) IPCA (45,90%) URTJ (2,94%) Others (1,57%) 45,9% 2,9% 1,6% 49,6% Multiples Net debt/Ebitda 2.4 2.1 2.1 1.7 1.1 1 Net debt / (Shareholder’s 57.2 53.6 55.2 47.9 40.8 36.3 4T11 1T12 2T12 3T12 4T12 1T13 * Constant December 2012 prices; including holdings. *Div. Liq = Divida - (Disponbilidades + Aplicacaes Financeiras C.P e LP.) 2012 e 1T13 - indicadores corntemplando a nova metodologia de consolidacao

62

Results of Cemig D

Ebitda and Ebitda margin
Margin (%)
18
26
Ebitda
378
581
1Q12
1Q13

Net income and margin
Margin (%)
7
11
Profit
153
254
1Q12
1Q13

Net revenue
2,115
2,258
1Q12
1Q13

Results of Cemig D Ebitda and Ebitda margin Margin (%) Ebitda 18 26 378 581 1Q12 1Q13 Net income and margin 7 11 Margin (%) Profit 153 254 1Q12 1Q13 Net revenue Volume of electricity sold (GWh) 5,970 6,170 1Q12 1Q13 2,115 2,258 1Q12 1Q13

Cemig D: debt profile Maturities Average tenor: 4.8 years 1,378 934 509 298 287 446 386 1,444 2013 2014 2015 2016 2017 2018 2019 After 2020 Average real cost of debt, % p.a. 7.3 6.7 5.9 5.4 5.64 mar/12 jun/12 sep/12 dec/12 mar/13 Main Indexores 40,9% 14,3% 1,3% 7,3 6.5% 29.7% CDI (29,73%) IPCA (40,88%) Fixed rate (14,36%) Dolar (1,16%) IGP-M (7,30%) RGR (6,56%) Multiples Net debt / Ebitda 1.9 1.9 2.1 2.3 2.6 3.5 Net debt / (Shareholder’s equity + Net Debt) 52.9 51.8 55.3 55.5 66.3 65.5 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 * Constant December 2012 prices; including holdings. (*) Net debt = (Total debt) - (Cash + cash equivalents) 2012 and

Strong cash position sustains investments DESCRIPTION 1Q13 1Q12 Cash at start of period 1,919 2,103 Cash generated by operations 374 421 Net income 865 631 Depreciation and amortization 203 197 Passthrough of funds from CDE -715 - Other adjustments 21 -407 Financing activities -2,499 -316 Loans / financings obtained including debentures 2,370 2.396 Payment of loans and financings -2,937 -2,702 Interest on Equity, and dividends -1,932 -10 Investment activities 2,247 -646 Receipt of CRC from MG State Government 2,466 96 PP&E / Intangible assets / other -219 -742 2,041 1,562 2,740

Cemig summary figures TOTAL ASSETS R$ 30.8 BILLION STOCKHOLDERS’ EQUITY R$ 12.4 BILLION CONSOLIDATED NET REVENUE R$ 3.7 BILLION MARKET VALUE R$ 20 BILLION OPERATIONS THROUGHOUT ALMOST ALL OF BRAZIL’S LAND AREA FIRST INVESTMENTS OUTSIDE BRAZIL IN OPERATION *Market value – Source: Economátíca, April 1, 2013

Investor Relations ri@cemig.com.br Phone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 A Melhor Energia do Brasil.

Glossary ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions. ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts. ANEEL: The Brazilian energy sector is regulated by ANEEL, an independent federal regulatory agency. BRGAAP: Brazilian accounting principles. CCC- Conta Consumo de Combustiveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating cots of thermoelectric plants are higher than those of hydroelectric plants. Every energy company must make an annual contribution to me CCC. The annual contributions are calculated based on cost estimates of me fuel required by thermoelectric plants in the following year. CCEE - Câmara de Comercialização de Energia Elétrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable. CDE - Conta de Desenvolvimento Energético [Energy Development Account]: Source of the subsidy created to make alternative sources of energy – such as wind-driven and biomass – competitive, and to promote universalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, panalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletrobrás. DEC-Duração Equvivalente de Interrupção por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution. Dividend Yield: The annual percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price. FEC - Freqüência Equivalente de Interrupção de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group. GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters. FIDC (Receivables Fund) – Fund of credit rights. It is formed of realizable assets. Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets. EBITDA: Earnings Before Interest (Financial Results), Taxes Depreciation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business. EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business profitability.

Glossary Payout-Percent of net income to be distributed as dividends. P/L (Price to Earnings Ratio) - Relationship between share price and profit per share. PL - Shareholders’ Equity PLD - Price for liquidation of Differences, called “Spot” price. RTD - Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariff at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig’s tariffs on April 8, 2003 was 31.53%, while the definitive tariff restatement for CEMIG should have been 44.41%. The 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. The difference between the tariff adjustment to which Cemig Distribution has a right and the tariff effectively charged consumers was recognized as a Regulatory Asset. RTE - Extraordinary Tariff Restatement: Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it result in a 2.9% increase to tariffs for residential consumers (with the exception of Low Income Consumers) and rural consumers, and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government. The duration of the adjustment varies according to the time necessary to recover each concessionaire’s losses. RGR -Global Reversion Reserve: Annual number embedded in concessionaires’ costs to generate resources for expansion and improvement of public electricity services. The amounts are collected on a monthly basis in favor of Eletrobras, which is responsible for administering resources, and they must also be used by Procel. Total Shareholder Return -This is the shareholder return obtained by adding dividends (Yield) and the percentage appreciation of the shares. TUSD - Distribution System Usage Tariffs: The TUSD is paid by generation companies and by Free Clients for use of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in kW, by tariff in R$/kW, which is established by ANEEL. UHE -Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity. UTE -Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity. Market value -This is the value of the company calculated by multiplying the number of shares by their respective price. WACC - Weighted Average Cost of Capital: average weighted cost of capital.